Filed Pursuant to Rule 424(b)(3)
Registration No. 333-144625
PROSPECTUS

RSC EQUIPMENT RENTAL, INC.
and
RSC HOLDINGS III, LLC

Offer to Exchange
$620,000,000 Outstanding
9 1/2% Senior Notes due 2014
for $620,000,000 Registered
9 1/2% Senior Notes due 2014

The New Notes:

•	The terms of the new notes offered in the exchange offer are identical in all material respects to the terms of the old notes, except that the new notes will be registered under the Securities Act of 1933 and will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP or ISIN number from the old notes, and will not entitle their holders to registration rights.

Investing in the new notes involves risks. You should carefully review the risk factors beginning on page 19 of this prospectus before participating in the exchange offer.

The Exchange Offer:

•	Our offer to exchange old notes for new notes will be open until 5:00 p.m., New York City time, on August 27, 2007, unless extended.

•	No public market currently exists for the old notes or the new notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 30, 2007.

We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained in this prospectus, any free writing prospectus prepared by us or any other information to which we have specifically referred you. If you are given any information or representation about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell anywhere or to anyone where or to whom we are not permitted to offer to sell securities under applicable law.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

In connection with the exchange offer, we have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, under the Securities Act of

i

1933, relating to the new notes to be issued in the exchange offer. As permitted by the rules of the SEC, this prospectus omits information included in the registration statement. For a more complete understanding of the exchange offer, you should refer to the registration statement, including its exhibits.

The public may read and copy any reports or other information that we file with the SEC. Such filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. The SEC’s website is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of the exchange offer registration statement and other information that we file with the SEC at no cost by calling us or writing to us at the following address:

RSC Equipment Rental, Inc.
RSC Holdings, III, LLC
6929 E. Greenway Pkwy
Scottsdale, AZ 85254
Attn: Investor Relations
(408) 905-3300

In order to obtain timely delivery of such materials, you must request documents from us no later than five business days before you make your investment decision or at the latest by , 2007.

Unless the context otherwise requires, in this prospectus, (i) “RSC” means RSC Equipment Rental, Inc., formerly known as Rental Service Corporation, our primary operating company and an indirect wholly owned subsidiary of RSC Holdings, (ii) “RSC Holdings” means RSC Holdings Inc., formerly known as Atlas Copco North America Inc., or ACNA, our ultimate parent company, (iii) “we,” “us” and “our” mean RSC and its consolidated subsidiaries and, when used in connection with disclosure relating to indebtedness incurred under the Senior Credit Facilities and in connection with the issuance of the notes, RSC Holdings III, LLC, (iv) the “issuers” mean RSC and RSC Holdings III, LLC, (v) “Ripplewood” means RSC Acquisition LLC and RSC Acquisition II LLC, (vi) “Oak Hill” means OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC, (vii) the “Sponsors” means Ripplewood and Oak Hill, (viii) “ACAB” means Atlas Copco AB, (ix) “ACF” means Atlas Copco Finance S.à.r.l., (x) “equipment” means industrial, construction and material handling equipment, (xi) the “Offering” means the initial public offering of 20,833,333 shares of common stock of RSC Holdings, at an initial public offering price per share of $22.00, completed on May 29, 2007, and (xii) the information included herein with respect to RSC Holdings gives effect to a 37.435 for 1 stock split effected on May 18, 2007 by RSC Holdings.

CAUTIONARY STATEMENT FOR FORWARD-LOOKING INFORMATION

All statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “plan,” “seek,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology.

Forward-looking statements include the statements in this prospectus regarding, among other things: management forecasts; efficiencies; cost savings and opportunities to increase productivity and profitability; income and margins; liquidity; anticipated growth; economies of scale; the economy; future economic performance; our ability to maintain profitability during adverse economic cycles and unfavorable external events; future acquisitions and dispositions; litigation; potential and contingent liabilities; management’s plans; taxes; and refinancing of existing debt.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are set forth below and disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the following cautionary statements:

•	the effect of an economic downturn or other factors resulting in a decline in non-residential construction and capital investment;

•	increased competition from other companies in our industry and our inability to increase or maintain our prices;

•	our ability to obtain equipment at competitive prices;

•	changes in the attitude of our customers toward renting, as compared with purchasing, equipment;

•	our ability to generate cash and/or incur additional indebtedness to finance equipment purchases;

•	heavy reliance on centralized information systems;

•	exposure to claims for personal injury, death and property damage resulting from the use of equipment rented or sold by us;

•	the ability and willingness of ACAB and ACF to continue to meet and/or perform their obligations under the Recapitalization Agreement to indemnify for and defend us against various matters, including, but not limited to, litigation relating to alleged exposure to silica and asbestos;

•	the effect of changes in laws and regulations, including those relating to the environment and customer privacy, among others;

•	risks related to our substantial amount of indebtedness;

•	fluctuations in fuel or supply costs;

•	claims that the software products and information systems on which we rely infringe on the intellectual property rights of others; and

•	the other factors described under the captions “Risk Factors.”

In light of these risks, uncertainties and assumptions, the forward-looking statements contained in this prospectus might not prove to be accurate and you should not place undue reliance upon them. All forward-looking statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET AND INDUSTRY DATA

Information in this prospectus about the equipment rental industry, including our general expectations concerning the industry and our market position and market share, is based on estimates prepared using data from various sources and on assumptions made by us. We believe data regarding the equipment rental industry and our market position and market share within this industry are inherently imprecise, but generally indicate our size and position and market share within this industry. In particular, we made certain determinations of market size and market share within our industry based on information from American Rental Association, Daniel Kaplan Associates, Global Insights, Manfredi & Associates and Rental Equipment Register; and our determinations of certain economic conditions in the markets we service are based on information from Maximus Advisors. Unless indicated otherwise, statements regarding our size, our market share and the size of our markets are based on rental revenues. Although we believe that the information provided by third parties is generally accurate, we have not independently verified any of that information. While we are not aware of any misstatements regarding any industry data presented in this prospectus, our estimates, in particular as they relate to our general expectations concerning the equipment rental industry, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors.”

TRADEMARKS AND SERVICE MARKS

RSC®, RSC Online®, RSC Equipment Rental® and Total Control® are four of our many trademarks. This prospectus also refers to brand names, trademarks or service marks of other companies. All brand names and other trademarks or service marks cited in this prospectus are the property of their respective holders.

SUMMARY

This summary highlights information appearing elsewhere in this prospectus. You should carefully read the entire prospectus, including the section entitled “Risk Factors,” beginning on page 19, and our financial statements and notes to those financial statements included elsewhere in this prospectus before making any investment decision.

Our Company

We are one of the largest equipment rental providers in North America. As of March 31, 2007, we operate through a network of 459 rental locations across 10 regions in 39 U.S. states and four Canadian provinces. We believe we are the largest or second largest equipment rental provider in the majority of the regions in which we operate. During the eighteen months ended March 31, 2007, we serviced approximately 470,000 customers primarily in the non-residential construction and industrial markets. For the year ended December 31, 2006 and the three months ended March 31, 2007, we generated approximately 83% and 86%, respectively, of our revenues from equipment rentals, and we derived the remaining 17% and 14%, respectively, of our revenues from sales of used equipment and other related items. We believe our focus on high margin rental revenues, active fleet management and superior customer service has enabled us to achieve significant market share gains exclusively through organic growth while sustaining attractive returns on capital employed. Through March 31, 2007, we experienced 15 consecutive quarters of positive same store, year-over-year rental revenue growth, with same store rental revenue growth of approximately 12%, 18%, 19% and 13% and operating income growth of approximately 76%, 44%, 31% and 12% in 2004, 2005, 2006 and the three months ended March 31, 2007, respectively.

We rent a broad selection of equipment, mainly to industrial and non-residential construction companies, ranging from large equipment such as backhoes, forklifts, air compressors, scissor lifts, booms and skid-steer loaders to smaller items such as pumps, generators, welders and electric hand tools. As of March 31, 2007, our rental fleet had an original equipment cost of $2.4 billion covering over 1,400 categories of equipment. We strive to differentiate our offerings through superior levels of equipment availability, reliability and service. The strength of our fleet lies in its age, condition and diversity. We believe our fleet is the youngest and best maintained in the industry among our key competitors, with an average fleet age of 25 months as of March 31, 2007. Our young fleet age provides us with significant operational flexibility, and we actively manage the condition of our fleet in order to provide customers with well maintained and reliable equipment and to support our premium pricing strategy. Our disciplined fleet management strategy enables us to maintain pricing discipline and optimize fleet utilization and capital expenditures. As a result, we have a high degree of equipment sharing and mobility within regions. This enables us to increase equipment utilization and react quickly by adjusting the fleet size in response to changes in customer demand. In addition to our equipment rental operations, we sell used equipment, parts, merchandise and supplies for maintenance, repair and operations.

Industry Overview

According to industry sources, the equipment rental market in the United States was a $34.8 billion industry in 2006 and experienced an 11% compound annual growth rate between 1990 and 2006. This market is expected to grow to $37.6 billion by the end of 2007. The equipment rental industry encompasses a wide range of equipment from small tools to heavy earthmoving equipment, and growth is largely driven by two key factors. First, there is an increasing trend towards renting versus purchasing equipment. The penetration rate for equipment rental in the United States has expanded in line with the increasing recognition of the benefits that equipment rental offers compared to equipment ownership. Industry sources estimate there has been an overall growth in rental industry penetration from 5% of total equipment deployed in 1993 to 35% in 2005. Second, the industry has experienced growth in its primary end-markets, which comprise the non-residential construction and industrial markets.

The equipment rental industry remains highly fragmented, with large numbers of companies operating on a regional or local scale. The top 10 companies combined accounted for less than 30% of the market by 2006 rental revenues. We expect the larger rental companies to increase their market share by continuing to offer for rent a wide range of high quality and reliable equipment. The outlook for the equipment rental industry is expected to remain strong, due to positive macroeconomic factors such as:

•	the continuing trend toward rental instead of ownership;

•	continued growth in non-residential construction spending, which is expected to grow 9.5% in 2007; and

•	increased capital investment by industrial companies.

Competitive Strengths

We believe that the following strengths provide us with significant competitive advantages and the opportunity to achieve continued growth and profitability:

Leading North American equipment rental provider with national footprint and significant scale.  Our scale and strong national footprint enable us to effectively service our customers in multiple geographic locations as well as our customers with exclusively local needs. In addition, the depth and breadth of our offerings enable us to service the majority of the equipment rental needs of our customers across multiple market segments. We believe that our broad geographical footprint reduces the impact of regional economic downturns and seasonal fluctuations in demand, and enables us to take advantage of growth opportunities, including those arising from the fragmented nature of the U.S. equipment rental industry. In addition, we believe our size and market presence allow us to achieve economies of scale in capital investment.

High quality rental fleet.  We believe our diverse equipment fleet is the youngest, best maintained and most reliable in the industry among our key competitors. At March 31, 2007, our rental fleet had an original equipment cost of approximately $2.4 billion and an average fleet age of 25 months, compared to $1.7 billion and 44 months, respectively, at the end of 2003. We also employ a rigorous preventive maintenance and repair program to maximize the reliability, utilization and useful life of our fleet. We believe that our fleet’s young age and condition support our premium pricing strategy and will enable us to broaden our customer base and, additionally, withstand cyclical downturns in our industry better than our competitors due to our ability to reduce capital expenditures on new equipment without any compromise in quality.

Highly disciplined fleet management and procurement process.  Our highly disciplined approach to acquiring, deploying, sharing, maintaining and divesting fleet is the main reason that we believe we lead the industry in profitability and return on invested capital. As of March 31, 2007, we invested approximately $2.2 billion in new fleet since the beginning of 2003 to meet customer demand and to optimize the diversity and condition of our fleet. Our fleet utilization increased from 61% for the year ended December 31, 2002 to 72% for the year ended December 31, 2006 and was 70% for the three months ended March 31, 2007. Our centralized fleet management strategy facilitates the fluid transfer of our fleet among regions to adjust to local customer demand. We base our equipment investment decisions on locally forecasted quarterly rental revenues, target utilization levels and targeted rental rates. We also seek to maintain a disciplined and consolidated approach to supplier vendor negotiations by avoiding long-term supply contracts and placing equipment orders on a monthly basis.

Superior customer service.  Senior management is committed to maintaining a customer focused culture. We spend significant time and resources to train our personnel to effectively service our customers. We utilize innovative service offerings and an in-house 24/7 call center, and regularly solicit feedback from our customers through focus groups and telephone surveys. We believe that these customer initiatives help support our premium pricing strategy, and we estimate that a substantial portion of our total revenues for the year ended December 31, 2006 and the three months ended March 31, 2007 was derived from existing customers.

Diverse and stable customer base.  We serviced approximately 470,000 customers during the eighteen months ended March 31, 2007, primarily in the non-residential construction and industrial markets, and customers from these markets accounted for 94% of our total revenues for both the year ended December 31, 2006 and the three months ended March 31, 2007. Our customers represent a wide variety of industries, such as non-residential construction, petrochemical, paper/pulp and food processing. We have long and stable relationships with most of our customers, including relationships in excess of 10 years with the majority of our top 20 customers. During both the year ended December 31, 2006 and the three months ended March 31, 2007, no one customer accounted for more than 1.4% of our total revenues. Additionally, our top 10 customers combined represented approximately 6.8% and 8.1% of our total revenues for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

Decentralized organizational structure drives local business.  We believe our ability to respond quickly to our customers’ demands is a key to profitable growth. Our highly decentralized organizational structure facilitates our ability to effectively service our customers in each of our local markets. We are organized in three geographic divisions across the United States and parts of Canada and operate in 10 regions across those divisions. Compensation for our field managers is based on local results, meeting targeted operating margins and rental revenue growth. Accountability is maintained on a daily basis through our information systems, which provide real time data on key operational and financial metrics, and monthly reviews of financial performance. Since 2001, we have focused exclusively on organic growth, resulting in same store rental revenue growth of approximately 12% in 2004, 18% in 2005, 19% in 2006 and 13% in the three months ended March 31, 2007.

Experienced and proven management team.  Our senior and regional management team has significant experience operating businesses in capital intensive industries and a successful track record of delivering strong financial results and significant operational efficiencies. Since 2001, our management team has transformed our operational and financial performance by focusing on capital efficiency and returns, investments in human and capital resources, brand development and the redesign and implementation of significantly improved internal processes. Our current management team led the effort to decentralize the business, allowing regional leadership to take responsibility for regional profit and loss, thereby improving customer service and results. Under our management team’s leadership, our operating income margins increased from 10.4% in 2003 to 25.4% in 2006 and were 24.0% in the three months ended March 31, 2007.

Business Strategy

Increase market share and pursue profitable growth.  Through our high quality fleet, large scale and national footprint and superior customer service position, we intend to take advantage of the opportunities for profitable growth within the North American equipment rental market by:

•	continuing to drive the profitability of existing stores and pursuing same store growth;

•	continuing to invest in and maintain our high quality fleet to meet local customer demands;

•	leveraging our reputation for superior customer service to increase our customer base;

•	increasing our market penetration by opening new stores in targeted growth markets to leverage existing infrastructure and customer relationships;

•	increasing our presence in complementary rental and service offerings to increase same store revenues, margins and return on investment;

•	continuing to align incentives for local management teams with both profit and growth targets; and

•	pursuing selected acquisitions in attractive markets, subject to economic conditions.

Further drive profitability, cash flow and return on capital.  We believe there are opportunities to further increase the profitability of our operations by continuing to:

•	focus on the higher margin rental business;

•	actively manage the quality, reliability and availability of our fleet and offer superior customer service, which supports our premium pricing strategy;

•	evaluate each new investment in fleet based on strict return guidelines;

•	deploy and allocate fleet among our operating regions based on pre-specified return thresholds to optimize utilization; and

•	use our size and market presence to achieve economies of scale in capital investment.

Further enhance our industry leading customer service.  We believe that our position as a leading provider of rental equipment to our customers is driven in large part by our superior customer service and our reputation for such service. We intend to continue to provide superior customer service and maintain our reputation for such service. We believe this will allow us to further expand our customer base and increase our share of the fragmented U.S. equipment rental market.

Risk Factors

Our business is subject to numerous risks and uncertainties such as:

•	the effect of an economic downturn or other factors resulting in a decline in non-residential construction and capital investment;

•	increased competition from other companies in our industry and our inability to increase or maintain our prices;

•	our ability to obtain equipment at competitive prices;

•	changes in the attitude of our customers toward renting, as compared with purchasing, equipment;

•	our ability to generate cash and/or incur additional indebtedness to finance equipment purchases; and

•	heavy reliance on centralized information systems.

You should carefully consider these factors as well as all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors,” prior to making any investment decision.

Organizational Overview

Prior to November 27, 2006, RSC Holdings was wholly owned by ACAB and Atlas Copco Airpower N.V. (“ACA”), a wholly owned subsidiary of ACAB. On October 6, 2006, ACAB entered into a Recapitalization Agreement (as defined below) pursuant to which the Sponsors acquired 85.5% of the common stock of RSC Holdings (the “Recapitalization”). The Recapitalization closed on November 27, 2006 (the “Recapitalization Closing Date”). Prior to the closing of the Recapitalization, RSC Holdings formed RSC Holdings I, LLC, which is a direct wholly owned subsidiary of RSC Holdings; RSC Holdings II LLC, which is a direct wholly owned subsidiary of RSC Holdings I, LLC; and RSC Holdings III, LLC, which is a direct wholly owned subsidiary of RSC Holdings II, LLC. RSC is a direct wholly owned subsidiary of RSC Holdings III, LLC and RSC Equipment Rental of Canada Ltd. is a direct wholly owned subsidiary of RSC.

Recent Transactions

The Recapitalization and Related Transactions

The principal components of the Recapitalization of RSC Holdings, formerly known as ACNA, our ultimate parent company, pursuant to a recapitalization agreement, dated as of October 6, 2006, among ACAB, ACF, Ripplewood, Oak Hill and RSC Holdings, formerly known as ACNA (the “Recapitalization Agreement”), included the following transactions:

•	RSC and RSC Holdings III, LLC borrowed approximately $1,124 million under their new senior asset-based loan facilities (the “Senior ABL Facilities”). See “Description of Certain Indebtedness—Senior Credit Facilities—Senior ABL Facilities.”

•	RSC and RSC Holdings III, LLC also borrowed $1,130 million under their new senior second-lien term loan facility (the “Senior Term Facility”, together with the Senior ABL Facilities, the “Senior Credit Facilities”). See “Description of Certain Indebtedness—Senior Credit Facilities—Senior Term Facility.”

•	The net proceeds from the offering of the notes, together with borrowings under the Senior ABL Facilities and the Senior Term Facility, were distributed by RSC Holdings III, LLC to RSC Holdings.

•	RSC Holdings repurchased a portion of its issued and outstanding common stock from ACF for (i) a purchase price of $3,345 million (the “Purchase Price”), as adjusted pursuant to the terms of the Recapitalization Agreement, and (ii) the obligation of RSC Holdings to issue up to $400 million aggregate principal amount of its contingent earn-out notes. The principal amount of the contingent earn-out notes that RSC Holdings may be obligated to issue is based on the adjusted EBITDA targets described in more detail under “Description of Certain Indebtedness—Contingent Earn-Out Notes.”

•	The Sponsors made a $500 million cash equity investment in RSC Holdings in exchange for a portion of the issued and outstanding common stock of RSC Holdings. On the Recapitalization Closing Date, Ripplewood and Oak Hill each owned 42.735% of RSC Holding’s issued and outstanding common stock and ACF owned 14.53% of RSC Holdings’ issued and outstanding common stock.

Initial Public Offering of the Common Stock of RSC Holdings

In May 2007, RSC Holdings completed an initial public offering of 20,833,333 shares of its common stock. Of these shares, 12,500,000 were offered by RSC Holdings and 8,333,333 were offered by Ripplewood, Oak Hill and ACF. RSC Holdings did not receive any of the proceeds from the sale of the shares by Ripplewood, Oak Hill and ACF. The shares of common stock were offered at a price of $22.00 per share. The net proceeds from the Offering, after deducting underwriting discounts and estimated offering expenses, was approximately $255.3 million. RSC Holdings contributed the net proceeds from the Offering to us and we used the contribution to repay $230.7 million of the Senior Term Facility and an associated prepayment penalty of $4.6 million and a termination fee of $20.0 million related to the termination of the monitoring agreement. Following the Offering, Ripplewood and Oak Hill each owned 33.69% of RSC Holdings’ issued and outstanding common stock and ACF owned 11.46% of RSC Holdings’ issued and outstanding common stock.

Additional Information

RSC Holdings III, LLC is a Delaware limited liability company formed for the sole purpose of issuing the notes and incurring indebtedness under the Senior Credit Facilities in connection with the Recapitalization. RSC Holdings III, LLC does not have any operations or assets of any kind (other than the capital stock of RSC after the Recapitalization) and will not have any independently generated source of revenues.

* * * *

RSC is incorporated under the laws of the state of Arizona and RSC Holdings III, LLC is incorporated under the laws of the state of Delaware. Our corporate headquarters are located at 6929 E. Greenway Parkway, Scottsdale, Arizona 85254. Our telephone number is (480) 905-3300. We maintain a site on the World Wide Web at www.rscrental.com. Please note that the information found on our website is not a part of this prospectus.

Summary of the Terms of the Exchange Offer

In this prospectus, we refer to (1) the new senior notes offered in exchange for the old senior notes as the “new notes,” and (2) the old notes and the new notes together as the “notes.” The offering of old notes was made only to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S, and accordingly was exempt from registration under the Securities Act of 1933.

Securities Offered	Up to $620,000,000 aggregate principal amount of new 9 1/2% senior notes due 2014, which have been registered under the Securities Act.

The terms of the new notes offered in the exchange offer are identical in all material respects to those of the old notes, except that the new notes:

• will be registered under the Securities Act and therefore will not contain restrictions on transfer;

• will not be subject to provisions relating to additional interest;

• will bear a different CUSIP or ISIN number from the old notes;

• will not entitle their holders to registration rights; and

• will be subject to terms relating to book-entry procedures and administrative terms relating to transfer that differ from those of the old notes.

The Exchange Offer	You may exchange old notes for new notes.

Resale of the New Notes	We believe the new notes that will be issued in the exchange offer may be resold by most investors without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer and resale of the new notes.

Registration Rights Agreement	We have undertaken the exchange offer pursuant to the terms of the registration rights agreement entered into with the initial purchasers of the old notes. See “The Exchange Offer” and “Description of the Notes—Registration Rights; Additional Interest.”

Consequences of Failure to Exchange the Old Notes	You will continue to hold old notes that remain subject to their existing transfer restrictions if:

• you do not tender your old notes; or

• you tender your old notes and they are not accepted for exchange.

With some limited exceptions, we will have no obligation to register the old notes after we consummate the exchange offer. See “The Exchange Offer—Terms of the

Exchange Offer” and “The Exchange Offer—Consequences of Failure to Exchange.”

Upon completion of the exchange offer, there may be no market for the old notes that remain outstanding and you may have difficulty selling them.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on August 27, 2007 (the “expiration date”), unless we extend it, in which case expiration date means the latest date and time to which the exchange offer is extended.

Interest on the New Notes	The new notes will accrue interest from the most recent date to which interest has been paid or provided for on the old notes or, if no interest has been paid on the old notes, from the date of original issue of the old notes.

Conditions to the Exchange Offer	The exchange offer is subject to several customary conditions. We will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if we determine in our reasonable judgment that the exchange offer violates applicable law, any applicable interpretation of the SEC or its staff or any order of any governmental agency or court of competent jurisdiction. The foregoing conditions are for our sole benefit and may be waived by us. In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if:

• at any time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part; or

• at any time any stop order is threatened or in effect with respect to the qualification of the indenture governing the relevant notes under the Trust Indenture Act of 1939, as amended.

See “The Exchange Offer—Conditions.” We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date upon the occurrence of any of the foregoing events.

Procedures for Tendering Old Notes	If you wish to accept the exchange offer, you must submit required documentation and effect a tender of old notes pursuant to the procedures for book-entry transfer (or other applicable procedures), all in accordance with the instructions described in this prospectus and in the relevant letter of transmittal. See “The Exchange Offer—Procedures for Tendering,” “The Exchange Offer—Book Entry Transfer” and “The Exchange Offer—Guaranteed Delivery Procedures.”

Guaranteed Delivery Procedures	If you wish to tender your old notes, but cannot properly do so prior to the applicable expiration date, you may tender your old notes according to the guaranteed delivery procedures set forth in “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of old notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in “The Exchange Offer—Exchange Agent” prior to 5:00 p.m. on the expiration date.

Acceptance of Old Notes and Delivery of New Notes	Except in some circumstances, any and all old notes that are validly tendered in an exchange offer prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. The new notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. We may reject any and all old notes that we determined have not been properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. With some limited exceptions, we will have no obligation to register the old notes after we consummate the applicable exchange offer. See “The Exchange Offer—Terms of the Exchange Offer.”

Certain U.S. Federal Tax Consequences	We believe that the exchange of the old notes for the new notes will not constitute a taxable exchange for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

Exchange Agent	Wells Fargo Bank, National Association is serving as the exchange agent.

Summary of the Terms of the Notes

The terms of the new notes offered in the exchange offer are identical in all material respects to the terms of the old notes, except that the new notes:

•	will be registered under the Securities Act and therefore will not be subject to restrictions on transfer;

•	will not be subject to provisions relating to additional interest;

•	will bear a different CUSIP or ISIN number;

•	will not entitle their holders to registration rights; and

•	will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the old notes.

Issuers	RSC Equipment Rental, Inc.; RSC Holdings III, LLC.

Securities Offered	$620,000,000 principal amount of 9 1/2% senior notes due 2014.

Maturity	December 1, 2014.

Interest Rate	9 1/2% per year.

Interest Payment Dates	June 1 and December 1, which commenced on June 1, 2007.

Guarantees	Certain of the issuers’ domestic subsidiaries, if any, will guarantee the notes with unconditional guarantees, jointly and severally. There were no domestic subsidiaries on the issue date of the old notes and, accordingly, your old notes were not and we do not expect your new notes to be guaranteed on their issue date by any person. Any guarantee on the notes will be subject to termination under specified circumstances. If either issuer creates or acquires a new domestic subsidiary, it will guarantee the notes unless such issuer designates the subsidiary as an “unrestricted subsidiary” under the indenture. See “Description of the Notes—Subsidiary Guarantees.”

Ranking	The old notes are and the new notes will be the issuers’ general unsecured senior obligations and rank:

• equal in right of payment to all of the issuers’ existing and future unsecured indebtedness and other obligations that are not, by their terms, expressly subordinated in right of payment to the notes;

• senior in right of payment to any of the issuers’ existing and future indebtedness and other obligations that are, by their terms, expressly subordinated in right of payment to the notes; and

• effectively subordinated to all of the issuers’ secured indebtedness, including the Senior Credit Facilities, and other secured obligations to the extent of the value of the assets securing such indebtedness and other obligations and to all indebtedness and other liabilities of the issuers’ subsidiaries, if any, that do not become subsidiary guarantors.

The guarantee of the notes by the issuers’ domestic subsidiaries, if any, will be a general unsecured senior obligation of that guarantor and will rank:

• equal in right of payment to all existing and future unsecured indebtedness and other obligations of that guarantor that are not, by their terms, expressly subordinated in right of payment to the guarantee;

• senior in right of payment to any future indebtedness and other obligations of that guarantor that are, by their terms, expressly subordinated in right of payment to the guarantee; and

• effectively subordinated to all secured indebtedness and other secured obligations of that guarantor to the extent of the value of the assets securing such indebtedness and other obligations.

As of March 31, 2007, on a pro forma basis as adjusted for the Offering and the use of the net proceeds therefrom, we estimate that we would have had $2,778.1 million of debt, excluding approximately $483 million that we expect to have available to borrow under the revolving portion of the Senior ABL Facilities, subject to, among other things, our maintenance of a sufficient borrowing base under such facilities. All of this indebtedness, other than the notes, is secured. We may incur additional debt, including secured debt, under the Senior Credit Facilities and otherwise.

Optional Redemption	The issuers may redeem the notes, in whole or in part, at their option, at any time: (1) before December 1, 2010 at a redemption price equal to 100% of the principal amount plus the make-whole premium described under “Description of the Notes—Optional Redemption” and (2) on or after December 1, 2010 at the redemption prices listed in “Description of the Notes—Optional Redemption.”

Optional Redemption After Public Equity Offerings	At any time (which may be more than once) before December 1, 2009, the issuers can choose to redeem up to 35% of the outstanding notes with money raised in certain public equity offerings, as long as:

• the issuers pay 109.5% of the face amount of the notes, plus interest;

• the issuers redeem the notes within 90 days of the completion the public equity offering; and

• at least 65% of the aggregate principal amount of notes issued remains outstanding afterwards.

Change of Control Offer	If we experience a change in control, as described under “Description of the Notes—Change of Control,” the issuers must give holders of the notes the opportunity to sell us their notes at 101% of their face amount, plus accrued and unpaid interest.

The issuers may not be able to pay you the required price for notes you present to them at the time of a change of control, because:

• the issuers may not have enough funds at that time; or

• the terms of the issuers’ senior debt may prevent them from paying.

Asset Sale Proceeds	If we or certain of our subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within the time periods set forth under “Description of the Notes—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock,” or prepay senior debt or the issuers must make an offer to purchase a principal amount of the notes equal to the excess net cash proceeds. The purchase price of the notes will be 100% of their principal amount, plus accrued and unpaid interest.

Certain Indenture Provisions	The indenture governing the notes will contain covenants limiting the issuers’ and their restricted subsidiaries’ ability to:

• incur additional debt;

• pay dividends or distributions on their capital stock or repurchase their capital stock;

• make certain investments;

• create liens on their assets to secure debt;

• enter into certain transactions with affiliates;

• create limitations on the ability of the restricted subsidiaries to make dividends or distributions to their respective parents;

• merge or consolidate with another company; and

• transfer and sell assets.

These covenants are subject to a number of important limitations and exceptions which are described under “Description of the Notes—Certain Covenants” and “Description of the Notes—Merger and Consolidation.”

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

The following table presents summary historical and unaudited pro forma consolidated financial information. The summary consolidated statement of income data for each of the years in the three year period ended December 31, 2006 were derived from our audited consolidated financial statements and the related notes thereto included in this prospectus. The summary consolidated balance sheet data as of December 31, 2005 and 2006 were derived from our audited consolidated financial statements and the related notes thereto included in this prospectus. The summary consolidated balance sheet data as of December 31, 2004 were derived from our audited consolidated financial statements and the related notes thereto not included in this prospectus. The summary condensed consolidated statements of income data for the three months ended March 31, 2006 and 2007 and the summary condensed consolidated balance sheet data as of March 31, 2007 were derived from our unaudited condensed consolidated financial statements and the related notes thereto included in this prospectus. The unaudited interim results for the three months ended March 31, 2006 and 2007 include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of the financial results for the interim periods presented. The unaudited interim results for the three months ended March 31, 2007 are not necessarily an indication of the results for the year ending December 31, 2007. The unaudited pro forma as adjusted consolidated statement of income data for the year ended December 31, 2006 reflect adjustments to our historical financial data to give effect to (i) the Recapitalization and the use of the net proceeds therefrom and (ii) the Offering and the use of the net proceeds therefrom as if such transactions had occurred on January 1, 2006. The unaudited pro forma as adjusted condensed consolidated statement of income data for the three months ended March 31, 2007 reflect adjustments to our historical financial data to give effect to the Offering and the use of the net proceeds therefrom and the exchange offer as if such transactions had occurred on January 1, 2006. The unaudited pro forma as adjusted condensed consolidated balance sheet data as of March 31, 2007 reflect adjustments to our historical financial data to give effect to the Offering and the use of the net proceeds therefrom as if such transactions had occurred on March 31, 2007.

We calculate earnings per share on a pro forma basis, based on an assumed number of shares outstanding at the time of the Offering with respect to the existing shares.

You should read the following summary historical and pro forma financial data in conjunction with the historical financial statements and other financial information appearing elsewhere in this prospectus, including “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

					Pro Forma
					for the
				Pro Forma	Recapitalization
				for the	and as Adjusted
				Recapitalization	for the Offering
				for the	for the
	Historical			Year Ended	Year Ended
	Year Ended December 31,			December 31,	December 31,
	2004	2005	2006	2006	2006
	(in thousands, except share data)

Consolidated statement of income data:
Revenues:
Equipment rental revenue	$984,517	$1,140,329	$1,368,712	$1,368,712	$1,368,712
Sale of merchandise	162,720	102,894	92,524	92,524	92,524
Sale of used rental equipment	181,486	217,534	191,652	191,652	191,652

Total revenues	1,328,723	1,460,757	1,652,888	1,652,888	1,652,888

Cost of revenues:
Cost of equipment rentals, excluding depreciation	492,323	527,208	591,340	591,340	591,340
Depreciation—rental equipment	192,323	212,325	253,379	253,379	253,379
Cost of sales of merchandise	122,873	69,914	57,636	57,636	57,636
Cost of rental equipment sales	147,131	173,276	145,425	145,425	145,425

Total cost of revenues	954,650	982,723	1,047,780	1,047,780	1,047,780

Gross profit	374,073	478,034	605,108	605,108	605,108

Operating expenses:
Selling, general, and administrative	118,130	122,281	135,526	140,967	134,967
Depreciation and amortization—non-rental	32,641	33,776	38,783	38,783	38,783
Recapitalization expenses (1)	—	—	10,277	—	—

Total operating expenses	150,771	156,057	184,586	179,750	173,750

Operating income	223,302	321,977	420,522	425,358	431,358
Interest expense, net	74,496	134,556	197,085	254,277	233,302
Other income, net	(74)	(146)	(311)	(311)	(311)

Income before provisions for income taxes	148,880	187,567	223,748	171,392	198,367
Provision for income taxes	56,003	66,488	86,568	66,393	76,842

Net income	$92,877	$121,079	$137,180	$104,999	$121,525

Preferred dividends	(15,995)	(15,995)	(7,997)	—	—

Net income available for common stockholders	$76,882	$105,084	$129,183	$104,999	$121,525

Weighted average shares outstanding used in computing net income per common share:
Basic and diluted (2)	1,000	1,000	1,000	1,000	1,000

Net income per common share:
Basic and diluted (2)	$76.88	$105.08	$129.18	$105.00	$121.53

Other financial data:
EBITDA (3)	$448,340	$568,224	$712,995	$717,831	$723,831
Adjusted EBITDA (3)	449,575	571,155	725,581	725,581	725,581
Adjusted EBITDA margin	33.8%	39.1%	43.9%	43.9%	43.9%
Depreciation of rental equipment and depreciation and amortization of non-rental equipment	224,964	246,101	292,162	292,162	292,162
Capital expenditures:
Rental	$419,900	$691,858	$721,258	$721,258	$721,258
Non-rental	33,490	4,641	28,592	28,592	28,592
Proceeds from sales of used equipment and non-rental equipment	(215,622)	(233,731)	(207,613)	(207,613)	(207,613)

Net capital expenditures	$237,768	$462,768	$542,237	$542,237	$542,237

Other operational data (unaudited):
Utilization (4)	67.7%	70.6%	72.0%	72.0%	72.0%
Average fleet age (months)	40.0	30.2	25.0	25.0	25.0
Same store rental revenues growth (5)	11.8%	17.6%	18.9%	18.9%	18.9%
Employees (6)	4,812	4,938	5,187	5,187	5,187

	Historical
	December 31,
	2004	2005	2006
	(in millions)

Consolidated Balance Sheet Data:
Rental equipment, net	$1,127	$1,421	$1,739
Total assets	2,422	2,764	3,305
Debt	2,313	2,352	3,006
Total liabilities	2,744	2,979	3,740
Total stockholders’ deficit	(322)	(215)	(435)

			Pro Forma
			as Adjusted for
			the Offering
			for the Three
	Historical		Months Ended
	Three Months Ended March 31,		March 31,
	2006	2007	2007
	(in thousands, except share data)

Condensed Consolidated statement of income data:
Revenues:
Equipment rental revenue	$302,124	$347,975	$347,975
Sale of merchandise	24,651	20,598	20,598
Sale of used rental equipment	59,116	37,774	37,774

Total revenues	385,891	406,347	406,347

Cost of revenues:
Cost of equipment rentals, excluding depreciation	140,456	156,009	156,009
Depreciation—rental equipment	56,599	68,551	68,551
Cost of sales of merchandise	15,505	12,352	12,352
Cost of rental equipment sales	45,022	26,943	26,943

Total cost of revenues	257,582	263,855	263,855

Gross profit	128,309	142,492	142,492
Operating expenses:
Selling, general, and administrative	31,846	34,089	32,589
Depreciation and amortization—non-rental	9,092	10,856	10,856

Total operating expenses	40,938	44,945	43,445

Operating income	87,371	97,547	99,047
Interest expense, net	43,723	64,200	58,956
Other (income) expense, net	(161)	89	89

Income before provisions for income taxes	43,809	33,258	40,002
Provision for income taxes	15,579	13,015	15,645

Net income	$28,230	$20,243	$24,357

Preferred dividends	(3,999)	—	—

Net income available for common stockholders	$24,231	$20,243	$24,357

Weighted average shares outstanding used in computing net income per common share:
Basic and diluted (2)	1,000	1,000	1,000

Net income per common share:
Basic and diluted (2)	$24.23	$20.24	$24.36

Other financial data:
EBITDA (3)	$153,223	$176,865	$178,365
Adjusted EBITDA (3)	154,565	179,390	179,390
Adjusted EBITDA margin	40.1%	44.1%	44.1%
Depreciation of rental equipment and depreciation and amortization of non-rental equipment	65,691	79,407	79,407
Capital expenditures:
Rental	$174,690	$100,425	$100,425
Non-rental	6,468	7,869	7,869
Proceeds from sales of used equipment and non-rental equipment	(64,690)	(41,938)	(41,938)

Net capital expenditures	$116,468	$66,356	$66,356

Other operational data (unaudited):
Utilization (4)	70.2%	70.3%	70.3%
Average fleet age (months)	28.0	25.4	25.4
Same store rental revenues growth (5)	24.2%	12.7%	12.7%
Employees (6)	4,967	5,214	5,214

		Pro Forma
		as Adjusted for
	Historical	the Offering
	March 31,	March 31,
	2007	2007
	(in millions)

Condensed Consolidated Balance Sheet Data:
Rental equipment, net	$1,743	$1,743
Total assets	3,259	3,254
Debt	3,009	2,778
Total liabilities	3,668	3,425
Total stockholders’ deficit	(408)	(171)

(1)	Recapitalization expenses of approximately $10.3 million include fees and expenses related to the consummation of the Recapitalization and not otherwise amortized or applied to stockholders’ equity.

(2)	Basic and diluted net income per common share have been computed using the weighted average number of shares of common stock outstanding during the period. Additionally, for purposes of calculating basic and diluted net income per common share, net income has been adjusted for preferred stock dividends. There were no potentially dilutive securities outstanding during the periods presented.

(3)	EBITDA means consolidated net income before net interest expense, income taxes and depreciation and amortization. We present EBITDA in this prospectus because we believe it provides investors with important additional information to evaluate our performance. We believe EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, although our method of calculating EBITDA and Adjusted EBITDA may vary from the method used by other companies. In addition, we believe that investors, analysts and rating agencies will consider EBITDA useful in measuring our ability to meet our debt service obligations. However, EBITDA is not a recognized measurement under U.S. Generally Accepted Accounting Principles (“GAAP”), and when analyzing our performance, investors should use EBITDA in addition to, and not as an alternative to, net income or net cash provided by operating activities as defined under GAAP.

Adjusted EBITDA as presented herein is a financial measure used in the Senior ABL Facilities and the Senior Term Facility. Adjusted EBITDA means “EBITDA” as that term is defined under the Senior Credit Facilities, which is generally consolidated net income before net interest expense, income taxes, and depreciation and amortization and before certain other items, including: (i) any non-cash expenses and charges, (ii) total income tax expense, (iii) depreciation expense, (iv) the expense associated with amortization of intangible and other assets, (v) non-cash provisions for reserves for discontinued operations, (vi) any extraordinary, unusual or non-recurring gains or losses or charges or credits, (vii) any gain or loss associated with the sale or write-down of assets (other than rental fleet) not in the ordinary course of business, (viii) any income or loss accounted for by the equity method of accounting and (ix) fees paid to any Sponsor or any affiliate of any Sponsor for the rendering of management consulting, monitoring or financial advisory services. Adjusted EBITDA is not a recognized measurement under GAAP and should not be considered as an alternative to operating income or net income as a measure of operating results or cash flows as a measure of liquidity. Adjusted EBITDA differs from the term “EBITDA” as it is commonly used. In addition, Adjusted EBITDA is reduced by the amount of certain permitted dividends.

Borrowings under our Senior ABL Facilities are a key source of our liquidity. Our ability to borrow under our Senior ABL Facilities depends upon, among other things, the maintenance of a sufficient borrowing base under the Senior ABL Facilities. If we fail to maintain a specified minimum level of borrowing capacity under the Senior ABL Facilities, we will then be subject to financial covenants under the Senior ABL Facilities, including a specified debt to Adjusted EBITDA leverage ratio and a specified Adjusted EBITDA to fixed charges coverage ratio. Failure to comply with these financial ratio covenants would result in a default under the credit agreement for our Senior ABL Facilities and, absent a waiver or an amendment from our lenders, permit the acceleration of all outstanding borrowings under our Senior ABL Facilities. For further information on the terms of the Senior ABL Facilities, see “Description of Certain Indebtedness—Senior ABL Facilities.”

The following table reconciles net income to EBITDA and Adjusted EBITDA and should be read together with the preceding three paragraphs of this footnote three:

					Pro Forma
					for the
				Pro Forma	Recapitalization
				for the	and as Adjusted
				Recapitalization	for the Offering
				for the	for the
	Historical			Year Ended	Year Ended
	Year Ended December 31,			December 31,	December 31,
	2004	2005	2006	2006	2006
	(in thousands)

Net income	$92,877	$121,079	$137,180	$104,999	$121,525
Depreciation of rental equipment and depreciation and amortization of non-rental	224,964	246,101	292,162	292,162	292,162
Interest expense, net	74,496	134,556	197,085	254,277	233,302
Provision for income taxes	56,003	66,488	86,568	66,393	76,842

EBITDA	$448,340	$568,224	$712,995	$717,831	$723,831

Adjustments:
Share-based compensation (a)	1,309	3,077	2,061	2,061	2,061
Other income, net (b)	(74)	(146)	(311)	(311)	(311)
Recapitalization expenses and management fees (c)	—	—	10,836	6,000	—

Adjusted EBITDA	$449,575	$571,155	$725,581	$725,581	$725,581

			Pro Forma
			as Adjusted for
			the Offering
			for the
	Historical		Three Months
	Three Months Ended		Ended
	March 31,		March 31,
	2006	2007	2007
	(in thousands)

Net Income	$28,230	$20,243	$24,357
Depreciation of rental equipment and depreciation and amortization of non-rental	65,691	79,407	79,407
Interest expense, net	43,723	64,200	58,956
Provision for income taxes	15,579	13,015	15,645

EBITDA	$153,223	$176,865	$178,365

Adjustments:
Share based compensation (a)	1,503	936	936
Other (income) expense, net (b)	(161)	89	89
Management fees (d)	—	1,500	—

Adjusted EBITDA	$154,565	$179,390	$179,390

(a)	Share-based compensation amounts include the 2006 adoption of SFAS No. 123R, Share-Based Payment, for stock options granted to key employees in 2006 and share appreciation rights (“SARS”) granted to key employees by ACAB. SARS do not entitle the holder to acquire shares, but only to receive, in cash, from ACAB the difference between the price of ACAB’s A shares at exercise and the price of those shares determined at the grant date.

(b)	Reflects currency translation (gain) loss incurred in each of the periods presented.

(c)	The historical amount for the year ended 2006 includes Recapitalization expenses of approximately $10.3 million and $0.6 million of management fees. The pro forma for the Recapitalization amount shown includes annual management fees of $6 million. The management fee was terminated in connection with the Offering and has been removed from the amount shown as pro forma for the Recapitalization and as adjusted for the Offering.

(d)	The historical amount for the three months ended March 31, 2007 reflects $1.5 million of management fees that we pay each quarter to affiliates of the Sponsors. The management fee was terminated in connection with the Offering.

(4)	Utilization is defined as the average dollar value of equipment currently rented by customers (based on original equipment cost) for the relevant period divided by the average aggregate dollar value of all equipment (based on original equipment cost) for the relevant period. For a calculation of utilization for each historical period presented, see note 3 to “Other operational data” under “Selected Historical Consolidated Financial Data.”

(5)	Same store rental revenue growth is calculated as the year over year change in rental revenue for stores that are open at the end of the period reported and have been operating under our direction for more than 12 months.

(6)	Employee count is given as of the end of the period indicated and the data reflect the actual head count as of each period presented.

RISK FACTORS

Our business is subject to a number of important risks and uncertainties, some of which are described below. Any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows. In such a case, you may lose all or part of your investment in the notes.

Risks Related to the Notes and our Substantial Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial condition, our ability to obtain financing in the future and our ability to react to changes in our business and make payments on the notes.

We have a significant amount of debt. As of March 31, 2007, on a pro forma basis after giving effect to the Offering and the use of the net proceeds therefrom, we would have had approximately $2,778.1 million of debt outstanding.

Our substantial debt could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations to the holders of our notes and to the lenders under our Senior Credit Facilities, resulting in possible defaults on and acceleration of such indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, which would reduce the availability of our cash flow from operations to fund working capital, capital expenditures or other general corporate purposes;

•	increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations, because a portion of our borrowings, including under the Senior Credit Facilities, is at variable rates of interest;

•	place us at a competitive disadvantage to our competitors with proportionately less debt or comparable debt at more favorable interest rates;

•	limit our ability to refinance our existing indebtedness or borrow additional funds in the future;

•	limit our flexibility in planning for, or reacting to, changing conditions in our business and industry; and

•	limit our ability to react to competitive pressures, or make it difficult for us to carry out capital spending that is necessary or important to our growth strategy and our efforts to improve operating margins.

Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations.

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantial additional debt, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the instruments governing our indebtedness, including the indenture governing the notes, do not prohibit us or our subsidiaries from doing so. Both the Senior ABL Facilities and the Senior Term Facility permit additional borrowings beyond the committed financing thereunder under certain circumstances, and all of those borrowings and any secured indebtedness permitted under the agreements governing such credit facility and the indenture would be effectively senior to the notes. If new debt is added to our current debt levels, the related risks that we now face would increase. In addition, the instruments governing our indebtedness, including the indenture governing the notes, do not prevent us or our subsidiaries from incurring obligations that do not constitute indebtedness.

We may not be able to generate sufficient cash to service all of our debt, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on, or to refinance our obligations under, our debt will depend on our financial and operating performance and that of our subsidiaries, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control. See the table under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Contractual Obligations” for disclosure regarding the amount of cash required to service our debt.

We may not maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt. In the future, our cash flow and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. We may not be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt, as well as prevailing market conditions. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The instruments governing our indebtedness, including the indenture governing the notes, restrict our ability to dispose of assets and use the proceeds from any such dispositions. We may not be able to consummate those sales, or if we do, at an opportune time, the proceeds that we realize may not be adequate to meet debt service obligations when due.

A significant portion of our outstanding indebtedness is secured by substantially all of our consolidated assets. As a result of these security interests, such assets would only be available to satisfy claims of our general creditors or the holders of the notes if we were to become insolvent to the extent the value of such assets exceeded the amount of our indebtedness and other obligations. In addition, the existence of these security interests may adversely affect our financial flexibility.

Indebtedness under our Senior Credit Facilities is secured by a lien on substantially all our assets. The notes are unsecured and therefore do not have the benefit of such collateral. Accordingly, if an event of default were to occur under our Senior Credit Facilities, the senior secured lenders under such facilities would have a prior right to our assets, to the exclusion of our general creditors and the holders of the notes, even if we were in default under the notes. In that event, our assets would first be used to repay in full all indebtedness and other obligations secured by them (including all amounts outstanding under our Senior Credit Facilities), resulting in all or a portion of our assets being unavailable to satisfy the claims of the holders of our unsecured indebtedness, including the holders of the notes. Further, if the notes are guaranteed by one or more subsidiaries and the lenders foreclose and sell the pledged equity interests in any such subsidiary guarantor, then those guarantors will be released from their guarantee of the notes automatically and immediately upon the sale. In addition, claims of holders of the notes will be structurally subordinated to the claims of creditors of our non-guarantor subsidiaries, if any, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon liquidation or otherwise, to the issuers or a guarantor of the notes. Non-guarantor subsidiaries, if any, will be permitted to incur additional debt in the future under the indentures governing the notes. See “Description of the Notes.”

As of March 31, 2007, substantially all of our consolidated assets, including our equipment rental fleets, have been pledged for the benefit of the lenders under our Senior Credit Facilities. As a result, the lenders under these facilities would have a prior claim on such assets in the event of our bankruptcy, insolvency, liquidation or reorganization, and we may not have sufficient funds to pay all of our creditors. In that event, holders of the notes would not be entitled to receive any of our assets or the proceeds therefrom. See “Description of Certain Indebtedness—Senior Credit Facilities—Senior Term Facility—Guarantees; Security” and “—Senior ABL Facilities—Guarantees; Security.” As discussed below, the pledge of these assets and other restrictions may limit our flexibility in raising capital for other purposes. Because substantially all of our assets are pledged under these financing arrangements, our ability to incur additional secured indebtedness or to sell or dispose of assets to raise capital may be impaired, which could have an adverse effect on our financial flexibility.

Restrictive covenants in certain of the agreements and instruments governing our indebtedness may adversely affect our financial flexibility.

Our Senior Credit Facilities contain covenants that, among other things, restrict our ability to:

•	incur additional indebtedness or provide guarantees;

•	engage in mergers, acquisitions or dispositions;

•	enter into sale-leaseback transactions;

•	make dividends and other restricted payments;

•	prepay other indebtedness;

•	engage in certain transactions with affiliates;

•	make other investments;

•	change the nature of our business;

•	incur liens;

•	take actions other than those enumerated; and

•	amend specified debt agreements.

In addition, under the Senior ABL Facilities, if we fail to maintain a specified minimum level of borrowing capacity, we will then be subject to financial covenants, including covenants that will obligate us to maintain a specified leverage ratio and a specified fixed charges coverage ratio. Our ability to comply with these covenants in future periods will depend on our ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond our control. Our ability to comply with these covenants in future periods will also depend substantially on the pricing of our products and services, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy.

The indenture governing the notes also contains restrictive covenants that, among other things, limit our ability and the ability of its restricted subsidiaries to:

•	incur additional debt;

•	pay dividends or distributions on their capital stock or repurchase their capital stock;

•	make certain investments;

•	create liens on their assets to secure debt;

•	enter into certain transactions with affiliates;

•	create limitations on the ability of the restricted subsidiaries to make dividends or distributions to their respective parents;

•	merge or consolidate with another company; and

•	transfer and sell assets.

Our ability to comply with the covenants and restrictions contained in the Senior Credit Facilities and the indenture governing the notes may be affected by economic, financial and industry conditions beyond our control. The breach of any of these covenants or restrictions could result in a default under either the Senior Credit Facilities or the indenture that would permit the applicable lenders or noteholders, as the case may be, to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. In any such case, we may be unable to make borrowings under the Senior Credit Facilities and may not be able to repay the amounts due under the Senior Credit Facilities and the notes. This could have a material adverse effect on our financial condition and results of operations and could cause us to become bankrupt or insolvent.

The instruments governing our debt contain cross default or cross acceleration provisions that may cause all of the debt issued under such instruments to become immediately due and payable as a result of a default under an unrelated debt instrument.

Our failure to comply with the obligations contained in the indenture governing the notes and the agreements governing our Senior Credit Facilities or other instruments governing our indebtedness could result in an event of default under the applicable instrument, which could result in the related debt and the debt issued under other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which funds may not be available to us on favorable terms, on a timely basis or at all. Alternatively, such a default could require us to sell our assets and otherwise curtail our operations in order to pay our creditors. Such alternative measures could have a material adverse effect on our business, financial condition and results of operations.

You should not expect RSC Holdings III, LLC to, and neither RSC Holdings nor its shareholders will be under any obligation to, participate in making payments on the notes.

RSC Holdings III, LLC is an indirect wholly-owned subsidiary of RSC Holdings that was formed for the sole purpose of issuing the notes and incurring indebtedness under the Senior Credit Facilities in connection with the Recapitalization. RSC Holdings III, LLC does not have any operations or assets of any kind (other than the capital stock of RSC) and will not have any revenues other than as may be incidental to its activities as a co-issuer of the notes and co-borrower under the Senior Credit Facilities. In addition, RSC Holdings is not and will not be an obligor of the notes. Therefore, neither RSC Holdings nor its shareholders will have any obligation to participate in servicing any of the obligations on the notes.

We may be unable to raise funds necessary to finance the change of control repurchase offers required by the indenture governing the notes.

If we experience specified changes of control, we would be required to make an offer to purchase all of the outstanding notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. The occurrence of specified events that would constitute a change of control constitutes a default under the Senior Credit Facilities. In addition, the Senior Credit Facilities prohibit the purchase of the notes by us in the event of a change of control, unless and until such time as the indebtedness under the Senior Credit Facilities is repaid in full. In addition, our failure to purchase the notes after a change of control in accordance with the terms of the indenture would result in a default under the Senior Credit Facilities.

Our inability to repay the indebtedness under the Senior Credit Facilities would also constitute an event of default under the indenture for the notes, which could have materially adverse consequences to us and to the holders of the notes. In the event of a change of control, we may not have sufficient assets to satisfy all of our obligations under the Senior Credit Facilities and the notes. Our future indebtedness may also require such indebtedness to be repurchased upon a change of control.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

Indebtedness we incur under the Senior Credit Facilities will bear interest at variable rates. As a result, an increase in interest rates, whether because of an increase in market interest rates or an increase in our own cost of borrowing, would increase the cost of servicing our debt and could materially reduce our profitability. The impact of such an increase would be more significant than it would be for some other companies because of our substantial debt.

We are subject to certain fraudulent transfer and conveyance statutes that may have adverse implications for the holders of the notes.

Under relevant federal and state fraudulent transfer and conveyance statutes, in a bankruptcy or reorganization case or a lawsuit by or on behalf of our unpaid creditors, a court could avoid (cancel) or subordinate the notes or the guarantee of any subsidiary guarantor to our or the subject subsidiary guarantor’s presently existing and future indebtedness and take other action detrimental to the holders of the notes including, under certain circumstances, invalidating the notes or the applicable guarantee. For a fraudulent conveyance claim to succeed, the claimant generally must show that at the time the obligation was incurred, the obligor did so with the intent of hindering, delaying or defrauding current or future creditors, or received less than reasonably equivalent value or fair consideration for issuing the notes or incurring the guarantee, as applicable, and:

•	was insolvent or was rendered insolvent by reason of the incurrence of the obligation;

•	was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured; or

•	was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment the judgment is unsatisfied.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in the relevant legal proceeding.

Generally, however, an obligor would be considered insolvent if, at the time it incurs the obligation, either:

•	the sum of its debts, including contingent liabilities, is greater than its assets, at a fair valuation; or

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured.

We cannot give you any assurance as to what standards a court would use to determine whether we or a subsidiary guarantor were solvent at the relevant time, or whether, whatever standard was used, the notes or the applicable guarantee would not be avoided on another of the grounds described above.

We believe that at the time the notes are initially issued each issuer will be:

•	neither insolvent nor rendered insolvent thereby;

•	in possession of sufficient capital to run its businesses effectively;

•	incurring debts within its ability to pay as the same mature or become due; and

•	will have sufficient assets to satisfy any probable money judgment against it in any pending action.

In reaching these conclusions, we have relied upon our analysis of internal cash flow projections, which, among other things, assume that we will in the future realize certain selling price and volume increases and favorable changes in business mix, and estimated values of assets and liabilities. A court passing on such questions may not reach the same conclusions. Further, to the extent that the notes are guaranteed in the future by any subsidiary, a court passing on such guarantor regarding any such guarantee could conclude that such guarantee constituted a fraudulent conveyance or transfer.

Since outstanding old notes will continue to have restrictions on transfer and cannot be sold without registration under securities laws or exemptions from registration, you may have difficulty selling old notes that you do not exchange.

If a large number of old notes are exchanged for new notes issues in the exchange offer, it may be difficult for holders of outstanding old notes that are not exchanged in the exchange offer to sell their old notes, since those old notes may not be offered or sold unless they are registered or there are exemptions from registration requirements under the Securities Act or state laws that apply to them. In addition, if there are only a small number of old notes outstanding, there may not be a very liquid market in those old notes. There may be few investors that will purchase unregistered securities in which there is not a liquid market.

In addition, if you do not tender your outstanding old notes or if we do not accept some outstanding old notes, those old notes will continue to be subject to the transfer and exchange provisions of the indenture and the existing transfer restrictions of the old notes that are described in the legend on the old notes and in the prospectus relating to the old notes.

There is currently no market for the notes, and we cannot assure you that an active trading market will develop for the notes.

The notes are new issue of securities. There is no established trading market for the new notes. We do not intend to apply for listing of the new notes on any securities exchange or for quotation of the notes through any national securities association. The liquidity of, and trading market for, the new notes also may be adversely affected by general declines in the market.

Such declines may adversely affect such liquidity and trading markets independent of our financial performance and prospects.

Risks Related to Our Business

Our business could be hurt by a decline in non-residential construction and industrial activities or a decline in the amount of construction equipment that is rented.

For both the year ended December 31, 2006 and the three months ended March 31, 2007, our non-residential construction and industrial customers together accounted for approximately 94% of our total revenues. A weakness in non-residential construction or industrial activity, or a decline in the desirability of renting equipment, may decrease the demand for our equipment or depress the prices we charge for our products and services. We have identified below certain factors which may cause weakness, either temporary or long-term, in the non-residential construction and industrial sectors:

•	weakness in the economy or the onset of a recession;

•	an increase in the cost of construction materials;

•	an increase in interest rates;

•	adverse weather conditions or natural disasters which may temporarily affect a particular region; or

•	terrorism or hostilities involving the United States or Canada.

A weakness in the non-residential construction and industrial sectors caused by these or other factors could have a material adverse effect on our business, financial conditions, results of operations and cash flows and may have a material adverse effect on residual values realized on the disposition of our rental equipment.

We face intense competition that may lead to our inability to increase or maintain our prices, which could have a material adverse impact on our results of operations.

The equipment rental industry is highly competitive and highly fragmented. Many of the markets in which we operate are served by numerous competitors, ranging from national equipment rental companies, like ourselves, to smaller multi-regional companies and small, independent businesses with a limited number of locations. See “Business—Competition.” Some of our principal competitors are less leveraged than we are, have greater financial resources, may be more geographically diversified, may have greater name recognition than we do and may be better able to withstand adverse market conditions within the industry. We generally compete on the basis of, among other things, quality and breadth of service, expertise, reliability, price and the size, mix and relative attractiveness of our rental equipment fleet, which is significantly affected by the level of our capital expenditures. If we are required to reduce or delay capital expenditures for any reason, including due to restrictions contained in the Senior Credit Facilities or the indenture governing the notes, the aging of our rental fleet may place us at a disadvantage compared to our competitors and adversely impact our pricing. In addition, our competitors may seek to compete aggressively on the basis of pricing. To the extent that we choose to match our competitors’ downward pricing, it could have a material adverse impact on our results of operations. To the extent that we choose not to match or remain within a reasonable competitive distance from our competitors’ pricing, it could also have a material adverse impact on our results of operations, as we may lose rental volume.

We may also encounter increased competition from existing competitors or new market entrants in the future, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our revenues and operating results may fluctuate and any unexpected periods of decline could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our revenues and operating results have varied historically from period to period and may continue to do so. We have identified below certain of the factors which may cause our revenues and operating results to vary:

•	changes in demand for our equipment or the prices we charge due to changes in economic conditions, competition or other factors;

•	the timing of expenditures for new equipment and the disposal of used equipment;

•	changes in the interest rates applicable to our variable rate debt;

•	general economic conditions in the markets where we operate;

•	the cyclical nature of our customers’ businesses, particularly those operating in the non-residential construction and industrial sectors;

•	price changes in response to competitive factors;

•	seasonal rental patterns, with rental activity tending to be lowest in the winter;

•	timing of acquisitions and new location openings and related costs;

•	labor shortages, work stoppages or other labor difficulties;

•	possible unrecorded liabilities of acquired companies;

•	our effectiveness in integrating acquired businesses and new locations into our existing operations; and

•	possible write-offs or exceptional charges due to changes in applicable accounting standards, impairment of obsolete or damaged equipment or other assets, or the refinancing of our existing debt.

One or a number of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our expenses could increase and our relationships with our customers could be hurt if there is an adverse change in our relationships with our equipment suppliers or if our suppliers are unable to provide us with products we rely on to generate revenues.

All of our inventory consists of equipment products that we purchase from various suppliers and manufacturers. We rely on these suppliers and manufacturers to provide us with equipment which we then rent to our customers. We have not entered into any long-term equipment supply arrangements with manufacturers. To the extent we are unable to rely on these suppliers and manufacturers, either due to an adverse change in our relationships with them, or if they significantly raised their costs, or such suppliers or manufacturers simply are unable to supply us with equipment in a timely manner, our business could be adversely affected through higher costs or the resulting potential inability to service our customers. We may experience delays in receiving equipment from some manufacturers due to factors beyond our control, including raw material shortages, and, to the extent that we experience any such delays, our business could be hurt by the resulting inability to service our customers. In addition, while we have negotiated favorable payment terms with the suppliers that provide us with the majority of our equipment, these payment terms may not be available to us at a later time.

If our operating costs increase as our rental fleet ages and we are unable to pass along such costs, our earnings will decrease.

As our fleet of rental equipment ages, the cost of maintaining such equipment, if not replaced within a certain period of time, will likely increase. The costs of maintenance may materially increase in the future. Any material increase in such costs could have a material adverse effect on our business, financial condition and results of operations.

The cost of new equipment we use in our rental fleet is increasing and therefore we may spend more for replacement equipment, and in some cases we may not be able to procure equipment on a timely basis due to supplier constraints.

The cost of new equipment used in our rental fleet increased in 2005 and 2006 and in the three months ended March 31, 2007. These cost increases are due primarily to increased material costs, including increases in the cost of steel, which is a primary material used in most of the equipment we use, and increases in the cost of fuel, which is used in the manufacturing process and in delivering equipment to us. Although these increases did not have a significant impact on our financial conditions and results of operations in the last fiscal year, these increases could materially adversely impact our financial condition and results of operations in future periods.

Our rental fleet is subject to residual value risk upon disposition.

The market value of any given piece of rental equipment could be less than its depreciated value at the time it is sold. The market value of used rental equipment depends on several factors, including:

•	the market price for new equipment of a like kind;

•	wear and tear on the equipment relative to its age and the performance of preventive maintenance;

•	the time of year that it is sold;

•	worldwide and domestic demand for used equipment; and

•	general economic conditions.

We include in income from operations the difference between the sales price and the depreciated value of an item of equipment sold. Changes in our assumptions regarding depreciation could change both our depreciation expense as well as the gain or loss realized upon disposal of equipment. Sales of our used rental equipment at prices that fall significantly below our projections, or our inability to sell such equipment at all, could have a negative impact on our results of operations.

Our reliance on available borrowings under our Senior ABL Facilities and cash from operating activities to purchase new equipment subjects us to a number of risks, many of which are beyond our control.

We rely significantly on available borrowings under our Senior ABL Facilities to purchase equipment. As of March 31, 2007, we had approximately $483 million of available borrowings under the revolving credit portion of our Senior ABL Facilities. If our access to such financing were unavailable, reduced or were to become significantly more expensive for any reason, including, without limitation, due to our inability to meet the coverage ratio or leverage ratio tests in our Senior ABL Facilities or satisfy any other condition in the facilities or due to an increase in interest rates generally, we may not be able to finance new equipment acquisitions on favorable terms, or at all. In addition, if we are unable to generate excess cash from operating activities after servicing our debt due to negative economic or industry trends including, among others, those set forth above under “—Our business could be hurt by a decline in non-residential construction and industrial activities or a decline in the amount of construction equipment that is rented” and “—We face intense competition that may lead to downward pricing, or an inability to increase prices, which could have a material adverse impact on our results of operations,” and we are not able to finance new equipment acquisitions, we may not be able to make necessary equipment rental acquisitions at all.

Any failure of ACAB and ACF to indemnify us against and defend us from certain claims in accordance with the terms of the Recapitalization Agreement could have a material adverse effect on us.

Pursuant to the Recapitalization Agreement, and subject to certain limitations set forth therein, ACAB and ACF have agreed to indemnify RSC Holdings and its subsidiaries against and defend us from all losses, including costs and reasonable expenses, resulting from certain claims related to the Recapitalization, our business and our former businesses including, without limitation: claims alleging exposure to silica and asbestos; the transfer of certain businesses owned by RSC Holdings but not acquired by the Sponsors in connection with the Recapitalization; certain employee-related matters; any activities, operations or business conducted by RSC Holdings or any of its affiliates other than our business; and certain tax matters. ACAB’s and ACF’s indemnity for claims related to alleged exposure to silica entitles us to coverage for one-half of all silica related losses until the aggregate amount of such losses equals $10 million and to coverage for such losses in excess of $10 million until the aggregate amount of such losses equals $35 million. ACAB’s and ACF’s general indemnity for breach of representations and warranties related to our business covers aggregate losses in excess of $33 million, excluding any individual loss of less than $75,000, and the maximum we can recover is 20% of the Recapitalization Purchase Price, as adjusted in accordance with the Recapitalization Agreement. Furthermore, ACAB and ACF may not have sufficient assets, income and access to financing to enable them to satisfy their indemnification obligations under the Recapitalization Agreement or that they will continue to honor those obligations. If ACAB or ACF do not satisfy or otherwise honor their obligations, we may be forced to bear the losses described above. Any failure by ACAB or ACF to perform these obligations could have a material adverse effect on us.

Disruptions in our information technology systems could limit our ability to effectively monitor and control our operations and adversely affect our operating results.

Our information technology systems facilitate our ability to monitor and control our operations and adjust to changing market conditions. Any disruptions in these systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, materially adversely affect our financial condition or operating results by limiting our capacity to effectively monitor and control our operations and adjust to changing market conditions in a timely manner. In addition, because our systems contain information about individuals and businesses, our failure to maintain the security of the data we hold, whether the result of our own error or the malfeasance or errors of others, could harm our reputation or give rise to legal liabilities leading to lower revenues, increased costs and other material adverse effects on our results of operations.

The Sponsors or their affiliates may compete directly against us.

Corporate opportunities may arise in the area of potential competitive business activities that may be attractive to us as well as to one or more of the Sponsors or their affiliates, including through potential acquisitions by one or more Sponsors or their affiliates of competing businesses. Any competition could intensify if an affiliate or subsidiary of one or more of the Sponsors were to enter into or acquire a business similar to our equipment rental operations. Given that we are not controlled by any one of the Sponsors, the Sponsors and their affiliates may be inclined to direct relevant corporate opportunities to entities which they control individually rather than to us. In addition, the amended and restated certificate of incorporation of RSC Holdings provides that the Sponsors are under no obligation to communicate or offer any corporate opportunity to RSC Holdings, even if such opportunity might reasonably have been expected to be of interest to it or its subsidiaries, including RSC III. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

ACAB may compete against us in the future.

Certain affiliates of ACAB are participants in the equipment rental industry. In addition, following the expiration of a non-compete provision in the Recapitalization Agreement two years following the Recapitalization Closing Date, ACAB and its affiliates will be free to compete with us in the rental equipment industry in the United States and Canada. In addition, nothing in the Recapitalization Agreement prohibits ACAB and its affiliates from (i) conducting (a) any business they conduct immediately prior to closing, including the operation of the Prime Energy division’s oil-free compressor equipment rental and sales business, which was transferred to an affiliate of ACAB, (b) the business of selling, renting (as long as such renting is not in competition with our business) and leasing products they manufacture, or selling used equipment, or (c) the rental equipment business outside of the United States and Canada, (ii) investing in or holding not more than 10% of the outstanding capital stock of an entity that competes with us or (iii) acquiring and continuing to own and operate an entity that competes with us, provided the rental revenues of such entity in the United States and Canada account for no more than 20% of such entity’s consolidated revenues at the time of such acquisition. Therefore, notwithstanding the non-compete provision of the Recapitalization Agreement, ACAB and its affiliates may, to the extent described above, compete against us.

If we decide to acquire or combine with one or more businesses in the future, any such transaction could pose integration problems or have an adverse effect on our results of operations.

We have grown our business in recent years, and we intend to continue to grow our business, primarily through internal growth. We do, however, from time to time consider opportunistic acquisitions and combination opportunities. If we were to pursue any such transaction, we would face integration risks including, without limitation:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty integrating the acquired business; and

•	exposure to unknown liabilities, including litigation against the companies we may acquire.

If we make acquisitions or enter into combinations in the future, transaction-related accounting charges may affect our balance sheet and results of operations. In addition, the financing of any significant transaction may result in changes in our capital structure, including the incurrence of additional indebtedness. We may not be successful in addressing these risks or any other problems encountered in connection with any such transaction.

If we fail to retain key management and personnel, we may be unable to implement our business plan.

One of the most important factors in our ability to profitably execute our business plan is our ability to attract, develop and retain qualified personnel, particularly regional and district management. Our success in attracting and retaining qualified people is dependent on the resources available in individual geographic areas and the impact on the labor supply due to general economic conditions as well as our ability to provide a competitive compensation package and work environment.

We are exposed to various possible claims relating to our business and our insurance may not fully protect us.

We are exposed to various possible claims relating to our business. These possible claims include those relating to (1) personal injury or death caused by equipment rented or sold by us, (2) motor vehicle accidents involving our vehicles and our employees, (3) employment-related claims, (4) property damage and pollution related claims and (5) commercial claims. Our insurance policies have deductibles or self-insured retentions of $1 million for general liability and $1.5 million for automobile liability, on a per occurrence basis; $500,000 per occurrence for workers’ compensation claims; and $250,000 per occurrence for pollution coverage. Currently, we believe that we have adequate insurance coverage for the protection of our assets and operations. However, our insurance may not fully protect us for certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits. In addition, we may be exposed to uninsured liability at levels in excess of our policy limits.

If we are found liable for any significant claims that are not covered by insurance, our liquidity and operating results could be materially adversely affected. It is possible that our insurance carrier may disclaim coverage for any class action and derivative lawsuits against us. It is also possible that some or all of the insurance that is currently available to us will not be available in the future on economically reasonable terms, or not available at all.

Environmental, health and safety laws, regulations and requirements and the costs of complying with them, or any liability or obligation imposed under them, could adversely affect our financial position, results of operations or cash flow.

Our operations are subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations. These laws regulate releases of petroleum products and other hazardous substances into the environment as well as storage, treatment, transport and disposal of wastes, and the remediation of soil and groundwater contamination. In addition, certain of our customers require us to maintain certain safety levels. Failure to maintain such levels could lead to a loss of such customers.

These laws also regulate our ownership and operation of tanks used for the storage of petroleum products and other regulated substances.

We have made, and will continue to make, expenditures to comply with environmental laws and regulations, including, among others, expenditures for the investigation and cleanup of contamination at or emanating from, currently and formerly owned and leased properties, as well as contamination at other locations at which our wastes have reportedly been identified. Some of these laws impose strict and in certain circumstances joint and several liability on current and former owners or operators of contaminated sites for costs of investigation and remediation.

Compliance with existing or future environmental, health and safety requirements may require material expenditures by us or otherwise have a material adverse effect on our consolidated financial position, results of operations or cash flow.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part upon our rights in trademarks, copyrights and other intellectual property rights we own or license. Our use of contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret and other laws to protect our intellectual property and other proprietary rights may not be adequate. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our services or our use of intellectual property infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, copyright or other intellectual property infringement against us could prevent us from providing services, which could have a material adverse effect on our business, financial condition or results of operations.

We face risks related to changes in our ownership.

Certain of our agreements with third parties, including our real property leases, require the consent of such parties in connection with any change in ownership of us. We will generally seek such consents and waivers, although we may not seek certain consents if our not obtaining them will not, in our view, have a material adverse effect on our consolidated financial position or results of operations. If we fail to obtain any required consent or waiver, the applicable third parties could seek to terminate their agreement with us and, as a result, our ability to conduct our business could be impaired until we are able to enter into replacement agreements, resulting in a material adverse effect on our results of operations or financial condition.

THE EXCHANGE OFFER

The following contains a summary of the material provisions of the exchange after being made pursuant to the registration rights agreement, dated as of November 27, 2006, between us and the initial purchasers of the old notes, with respect to the old notes (the “registration rights agreement”). It does not contain all of the information that may be important to an investor in the notes. Reference is made to the provisions of the registration rights agreement, which has been filed as an exhibit to the registration statement. Copies are available as set forth under the heading “Where You Can Find More Information.”

Terms of the Exchange Offer

General

In connection with the issuance of the old notes pursuant to the two purchase agreements, dated as of November 17, 2006, between us and the initial purchasers of the old notes, the holders of the old notes from time to time became entitled to the benefits of the registration rights agreement.

Under the registration rights agreement, we have agreed to use our commercially reasonable efforts to cause the registration statement, of which this prospectus is a part, to become effective under the Securities Act within 360 days of the date of original issue of the old notes. We have also agreed to use our commercially reasonable efforts to keep the exchange offer open for the period required by applicable law (including pursuant to any applicable interpretation by the staff of the SEC), but in any event for at least 20 business days.

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. We will issue new notes in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. Old notes may be tendered only in denominations of $2,000 and in integral multiples of $1,000 in excess thereof. This prospectus, together with the letter of transmittal, is being sent to all registered holders as of July 30, 2007. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, our obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth below under “—Conditions.”

Old notes shall be deemed to have been accepted as validly tendered when, as and if we have given oral or written notice of such acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the new notes and delivering new notes to such holders.

Based on interpretations by the staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-111 Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder of such new notes, other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	such new notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in a distribution of such new notes; and

•	such holder is not engaged in and does not intend to engage in a distribution of such new notes.

We have not sought, and do not intend to seek, a no-action letter from the SEC, with respect to the effects of the exchange offer, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the new notes as it has in previous no-action letters.

By tendering old notes in exchange for relevant new notes, and executing the letter of transmittal for such notes, you will represent to us that:

•	any new notes to be received by you will be acquired in the ordinary course of business;

•	you have no arrangements or understandings with any person to participate in the distribution of the old notes or new notes within the meaning of the Securities Act; and

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act.

If you are a broker-dealer, you will also be required to represent that you will receive the new notes for your own account in exchange for old notes acquired as a result of market-making activities or other trading activities, that you will deliver a prospectus in connection with any resale of new notes and that you have not entered into any arrangement or understanding with us or an affiliate of ours to distribute the new notes in connection with any resale of such new notes. See “Plan of Distribution.” If you are not a broker-dealer, you will be required to represent that you are not engaged in and do not intend to engage in the distribution of the new notes. Whether or not you are a broker-dealer, you must also represent that you are not acting on behalf of any person that could not truthfully make any of the foregoing representations contained in this paragraph. If you are unable to make the foregoing representations, you may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.

Each broker-dealer that receives new notes pursuant to the exchange offer for its own account as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. Each letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Upon consummation of the exchange offer, any old notes not tendered will remain outstanding and continue to accrue interest at the rate of 9 1/2%, but, with limited exceptions, holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will no longer be entitled to registration rights and will not be able to offer or sell their old notes unless such old notes are subsequently registered under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the Securities Act and applicable state securities laws. With limited exceptions, we will have no obligation to effect a subsequent registration of the old notes.

Expiration Date; Extensions; Amendments; Termination

The expiration date for the exchange offer shall be 5:00 p.m., New York City time, on August 27, 2007, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date for the exchange offer shall be the latest date to which the exchange offer is extended.

To extend an expiration date, we will notify the exchange agent of any extension by oral or written notice and will notify the holders of the relevant old notes by means of a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date for the exchange offer. Such an announcement may state that we are extending the exchange offer for a specified period of time.

In relation to the exchange offer, we reserve the right to

(1) delay acceptance of any old notes due to an extension of the exchange offer, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of old notes not previously accepted if any of the conditions set forth under “—Conditions” shall have occurred and shall not have been waived by us prior to 5:00 p.m., New York City time, on the expiration date, by giving oral or written notice of such delay, extension or termination to the exchange agent, or

(2) amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the old notes.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice of such delay, extension or termination or amendment to the exchange agent. If the terms of the exchange offer are amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform you of such amendment.

Without limiting the manner in which we may choose to make public an announcement of any delay, extension or termination of the exchange offer, we shall have no obligations to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Interest on the New Notes

The new notes will accrue interest at the rate of 9 1/2% per annum, accruing interest from the last interest payment date on which interest was paid on the corresponding old note surrendered in exchange for such new note to the day before the consummation of the exchange offer and thereafter, at the rate of 9 1/2% per annum, provided, that if an old note is surrendered for exchange on or after a record date for the notes for an interest payment date that will occur on or after the date of such exchange and as to which interest will be paid, interest on the new note received in exchange for such old note will accrue from the date of such interest payment date. Interest on the new notes is payable on June 1 and December 1 of each year, commencing June 1, 2007. No additional interest will be paid on old notes tendered and accepted for exchange except as provided in the registration rights agreement.

Procedures for Tendering

To tender in the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of such letter of transmittal, have the signatures on such letter of transmittal guaranteed if required by such letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile, together with any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

In addition, either

•	certificates of old notes must be received by the exchange agent along with the applicable letter of transmittal;

•	a timely confirmation of a book-entry transfer of old notes, if such procedures are available, into the exchange agent’s account at the book-entry transfer facility, The Depository Trust Company, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date with the letter of transmittal; or

•	you must comply with the guaranteed delivery procedures described below.

We will only issue new notes in exchange for old notes that are timely and properly tendered. The method of delivery of old notes, letter of transmittal and all other required documents is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand-delivery service. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery and you should carefully follow the instructions on how to tender the old notes. No old notes, letters of transmittal or other required documents should be sent to us. Delivery of all old notes (if applicable), letters of transmittal and other documents must be made to the exchange agent at its address set forth below under “—Exchange Agent.” You may also request your respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender on your behalf. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your old notes or the tenders thereof.

Your tender of old notes will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor” institution within the meaning of Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution”) unless the old notes tendered pursuant to such letter of transmittal or notice of withdrawal, as the case may be, are tendered (1) by a registered holder of old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of an Eligible Institution.

If a letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, submit with such letter of transmittal evidence satisfactory to us of their authority to so act.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered old notes will be determined by us in our sole discretion, such determination being final and binding on all parties. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes which, if accepted, would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or defects with respect to tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of old notes, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right in our sole discretion, subject to the provisions of the indenture pursuant to which the notes are issued:

•	to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date or, as set forth under “—Conditions,” to terminate the exchange offer;

•	to redeem the old notes as a whole or in part at any time and from time to time, as set forth under “Description of Notes—Optional Redemption;” and

•	to the extent permitted under applicable law, to purchase the old notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers could differ from the terms of the exchange offer.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer all old notes properly tendered will be accepted promptly after the expiration date, and the new notes will be issued promptly after acceptance of such old notes. See “—Conditions.” For purposes of the exchange offer, old notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the exchange agent. For each old note accepted for exchange, the holder of such note will receive a new note having a principal amount equal to that of the surrendered old note.

In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal; and

•	all other required documents.

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, such unaccepted or such non-exchanged old notes will be returned without expense to the tendering holder of such notes, if in certificated form, or credited to an account maintained with such book-entry transfer facility as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at the book-entry transfer facility, The Depository Trust Company, for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account for the relevant notes at the book-entry transfer facility in accordance with such book-entry transfer facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or facsimile thereof with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at one of the addresses set forth below under “—Exchange Agent” on or prior to 5:00 p.m., New York City time, on the expiration date or the guaranteed delivery procedures described below must be complied with. Delivery of documents to the applicable book-entry transfer facility does not constitute delivery to the exchange agent.

Exchanging Book-Entry Notes

The exchange agent and the book-entry transfer facility, The Depository Trust Company, have confirmed that any financial institution that is a participant in the book-entry transfer facility may utilize the book-entry transfer facility’s Automated Tender Offer Program (“ATOP”) to tender old notes.

Any participant in the book-entry transfer facility may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account for the relevant notes in accordance with the book-entry transfer facility’s ATOP procedures for transfer. However, the exchange for the old notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of such old notes into the exchange agent’s account for the relevant notes, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by the book-entry transfer facility and received by the exchange agent and forming part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgement from a participant tendering old notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant.

Guaranteed Delivery Procedures

If the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an Eligible Institution;

•	prior to the expiration date, the exchange agent receives by facsimile transmission, mail or hand delivery from such Eligible Institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, which

(1) sets forth the name and address of the holder of the old notes and the principal amount of old notes tendered;

(2) states the tender is being made thereby;

(3) guarantees that within three New York Stock Exchange (“NYSE”) trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal of Tenders

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date at the address set forth below under “—Exchange Agent.” Any such notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes;

•	in the case of old notes tendered by book-entry transfer, specify the number of the account at the book-entry transfer facility from which the old notes were tendered and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility;

•	contain a statement that such holder is withdrawing its election to have such old notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the old notes register the transfer of such old notes in the name of the person withdrawing the tender; and

•	specify the name in which such old notes are registered, if different from the person who tendered such old notes.

All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, in our sole discretion, such determination being final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the tendering holder of such notes without cost to such holder, in the case of physically tendered old notes, or credited to an account maintained with the book-entry transfer facility for the old notes promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering” and “—Book-Entry Transfer” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions

Notwithstanding any other provision in the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time prior to 5:00 p.m., New York City time, on the expiration date, we determine in our reasonable judgment that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time, prior to the expiration date, in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights prior to 5:00 p.m., New York City time, on the expiration date shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to 5:00 p.m., New York City time, on the expiration date.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at any such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of each of the indentures governing the notes under the Trust Indenture Act of 1939, as amended. Pursuant to the registration rights agreement, we are required to use our commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible time.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered/Certified Mail, WELLS FARGO BANK, N.A Corporate Trust Operations MAC N9303-121 PO Box 1517 Minneapolis, MN 55480	By Facsimile (for Eligible Institutions only): (612) 667-6282 For Information or Confirmation by Telephone: (800) 344-5128
Regular Mail or Overnight Courier: WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479
Hand Delivery: WELLS FARGO BANK, N.A. 12th Floor—Northstar East Building Corporate Trust Operations 608 Second Avenue South Minneapolis, MN

Fees and Expenses

The expenses of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by our officers and regular employees.

We will not make any payments to or extend any commissions or concessions to any broker or dealer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

The expenses to be incurred by us in connection with the exchange offer will be paid by us, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, new notes or old notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of any such transfer taxes imposed on the registered holder or any other person will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Federal Income Tax Consequences

We believe the exchange of the old notes for the new notes will not constitute a taxable exchange for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

Accounting Treatment

The new notes will be recorded as carrying the same value as the old notes, which is face value, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. The expenses of the exchange offer will be expensed.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such old notes as set forth in the legend on such old notes as a consequence of the issuance of the old notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may only be offered or sold pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws or in a transaction not subject to the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act. To the extent that old notes are tendered and accepted pursuant to the exchange offer, there may be little or no trading market for untendered and tendered but unacceptable old notes. The restrictions on transfer will make the old notes less attractive to potential investors than the new notes.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement we entered into in connection with the private offering of the old notes. We will not receive any cash proceeds from the issuance of the new notes under the exchange offer. In consideration for issuing the new notes as contemplated by this prospectus, we will receive the old notes in like principal amount, the terms of which are identical in all material respects to the new notes. Old notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase in our indebtedness or capital stock.

The net proceeds of the sale of the old notes (net of initial purchasers’ discount) were approximately $605.3 million. We used the net proceeds from the sale of the old notes, together with borrowings under the Senior Credit Facilities, to fund the cash consideration paid to ACF in connection with the Recapitalization and pay certain related transaction fees and expenses. For further information concerning the cash consideration for the Recapitalization and related transaction fees and expenses, see note 1 to the audited consolidated financial statements appearing elsewhere in this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratios of earnings to fixed charges for each of the periods presented:

									Historical
	Historical								Three Months Ended
	Years Ended December 31,								March 31,
	2003		2004		2005		2006		2006		2007

Ratios of earnings to fixed charges	1.6	x	2.9	x	2.4	x	2.1	x	2.0	x	1.5	x
Ratio of earnings to fixed charges and preferred dividends	1.5	x	2.2	x	2.0	x	2.0	x	1.7	x	1.5	x

Earnings are defined as income from continuing operations before income taxes and fixed charges.

Fixed charges consists of interest, amortization of debt issuances costs and the portion of rental expense attributable to interest.

CAPITALIZATION

The following table sets forth as of March 31, 2007, on a consolidated basis:

•	Our actual capitalization; and

•	Our pro forma as adjusted capitalization that gives effect to the sale of 12,500,000 shares of the common stock of RSC Holdings in the Offering at an initial public offering price of $22.00 per share and the use of the net proceeds therefrom.

You should read the following table in conjunction with the information in this prospectus under the captions “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and with the unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. For a description of the debt facilities and instruments referred to below, see “Recent Transactions—The Recapitalization,” “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

	As of March 31, 2007
		Pro Forma
		as Adjusted
	Actual	for the Offering
	(in millions)

Cash	$1.5	$1.5

Debt (1)	$3,008.8	$2,778.1
Stockholders’ equity (deficit)
Preferred Stock, no par value, 500,000 shares authorized; no shares issued and outstanding	—	—
Common Stock, no par value, 1,000 shares authorized; 1,000 shares issued and outstanding actual and pro forma	21.4	276.7
Accumulated deficit	(439.1)	(457.2)
Accumulated other comprehensive income	9.5	9.5

Total stockholders’ deficit	(408.2)	(171.0)

Total capitalization	$2,600.6	$2,607.1

(1)	Debt consists of the notes; borrowings under our Senior Credit Facilities; and capital lease obligations. For a description of these facilities, see “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness Following the Recapitalization.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements have been derived from our historical audited consolidated financial statements and our historical unaudited condensed consolidated financial statements included elsewhere in this prospectus.

The unaudited pro forma as adjusted consolidated statement of income below for the year ended December 31, 2006 gives effect to (i) the Recapitalization and the use of the net proceeds therefrom and (ii) the Offering and the use of net proceeds therefrom as if such transactions had occurred on January 1, 2006. The unaudited pro forma as adjusted consolidated statement of income below for the three months ended March 31, 2007 gives effect to the Offering and the use of the net proceeds therefrom and the exchange offer as if such transactions had occurred on January 1, 2006. The unaudited pro forma as adjusted consolidated balance sheet below as of March 31, 2007 reflects adjustments to our historical financial data to give effect to the Offering and the use of the net proceeds therefrom as if such transaction had occurred on March 31, 2007.

The unaudited pro forma condensed consolidated financial statements include adjustments directly attributable to the Recapitalization and the use of the net proceeds therefrom, the Offering and the use of the net sale proceeds therefrom and the exchange offer that are expected to have a continuing impact on us. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated financial statements do not purport to represent our results of operations or financial condition had the Recapitalization and the use of the net proceeds therefrom and the Offering and the use of the net sale proceeds therefrom actually occurred as of such dates or of the results that we would have achieved after the Recapitalization and the use of the net proceeds therefrom and the Offering and the use of the net sale proceeds therefrom.

The Recapitalization has been accounted for as a leveraged recapitalization whereby our assets and liabilities remain at historical values and are not revalued and recorded at their fair value at the time of the Recapitalization.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the information included in this prospectus under the captions “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our historical consolidated financial statements and the related notes thereto.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006
(in thousands, except share data)

		Pro Forma
		Adjustments			Adjustments
		for the			for the		Pro
		Recapitalization			Offering		Forma
		and Use of		Pro Forma	and Use of		as
	Historical	Proceeds (1)		Subtotal	Proceeds		Adjusted

Statement of income Revenues:
Equipment rental revenue	$1,368,712	$—		$1,368,712	$—		$1,368,712
Sale of merchandise	92,524	—		92,524	—		92,524
Sale of used rental equipment	191,652	—		191,652	—		191,652

Total revenues	1,652,888	—		1,652,888	—		1,652,888

Cost of revenues:
Cost of equipment rentals, excluding depreciation	591,340	—		591,340	—		591,340
Depreciation—rental equipment	253,379	—		253,379	—		253,379
Cost of sales of merchandise	57,636	—		57,636	—		57,636
Cost of rental equipment sales	145,425	—		145,425	—		145,425

Total cost of revenues	1,047,780	—		1,047,780	—		1,047,780

Gross profit	605,108	—		605,108	—		605,108
Operating expenses:
Selling, general, and administrative	135,526	5,441	(2)	140,967	(6,000	) (2)	134,967
Depreciation and amortization—non-rental	38,783	—		38,783	—		38,783
Recapitalization expenses	10,277	(10,277	) (3)	—	—		—

Total operating expenses	184,586	(4,836)		179,750	(6,000)		173,750

Operating income	420,522	4,836		425,358	6,000		431,358
Interest expense	197,085	57,192	(4)	254,277	(20,975	) (4)	233,302
Other income, net	(311)	—		(311)	—		(311)

Income before provision for income taxes	223,748	(52,356)		171,392	26,975		198,367
Provision for income taxes	86,568	(20,175	) (5)	66,393	10,449	(5)	76,842

Net income	$137,180	$(32,181)		$104,999	$16,526		$121,525

Preferred dividends	(7,997)	7,997		—	—		—

Net income available for common stockholders	$129,183	$(24,184)		$104,999	$16,526		$121,525

Weighted average shares outstanding used in computing net income per common share:
Basic and diluted (6)	1,000			1,000			1,000

Net income per common share:
Basic and diluted (6)	$129.18			$105.00			$121.53

See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2007
(in thousands, except share data)

		Pro Forma
		Adjustments
		for the
		Offering and		Pro
		Use of		Forma
	Historical (1)	Proceeds		as Adjusted

Balance sheet
ASSETS
Cash and cash equivalents	$1,481	$—		$1,481
Accounts receivable, net	259,275	—		259,275
Inventory	18,130	—		18,130
Rental equipment, net	1,742,852	—		1,742,852
Property and equipment, net	181,570	—		181,570
Goodwill	925,621	—		925,621
Deferred financing costs	65,864	(4,956	) (7)	60,908
Other assets	64,518	—		64,518

Total assets	$3,259,311	$(4,956)		$3,254,355

LIABILITIES
Accounts payable	$192,411	$—		$192,411
Accrued expenses and other liabilities	167,939	(11,532	) (8)	156,407
Debt	3,008,828	(230,700	) (9)	2,778,128
Deferred income taxes	298,374	—		298,374

Total liabilities	3,667,552	(242,232)		3,425,320

Stockholders’ deficit
Common stock, no par value, 1,000 shares authorized; 1,000 shares issued and outstanding Historical and Pro forma	21,391	255,314		276,705
Accumulated deficit	(439,129)	(12,200	) (10)	(457,167)
		(2,815	) (11)
		(3,023	) (12)
Accumulated other comprehensive income	9,497	—		9,497

Total stockholders’ deficit	(408,241)	237,276		(170,965)

Total liabilities and stockholders’ deficit	$3,259,311	$(4,956)		$3,254,355

See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2007
(in thousands, except share data)

		Pro Forma
		Adjustments
		for the
		Offering		Pro
		and Use of		Forma
	Historical	Proceeds		as Adjusted

Statement of income
Revenues:
Equipment rental revenue	$347,975	$—		$347,975
Sale of merchandise	20,598	—		20,598
Sale of used rental equipment	37,774	—		37,774

Total revenues	406,347	—		406,347

Cost of revenues:
Cost of equipment rentals, excluding depreciation	156,009	—		156,009
Depreciation—rental equipment	68,551	—		68,551
Cost of sales of merchandise	12,352	—		12,352
Cost of rental equipment sales	26,943	—		26,943

Total cost of revenues	263,855	—		263,855

Gross profit	142,492	—		142,492
Operating expenses:
Selling, general, and administrative	34,089	(1,500	) (2)	32,589
Depreciation and amortization—non-rental	10,856	—		10,856

Total operating expenses	44,945	(1,500)		43,445

Operating income	97,547	1,500		99,047
Interest expense	64,200	(5,244	) (4)	58,956
Other income, net	89	—		89

Income before provision for income taxes	33,258	6,744		40,002
Provision for income taxes	13,015	2,630	(5)	15,645

Net income	$20,243	$4,114		$24,357

Weighted average shares outstanding used in computing net income per common share:
Basic and diluted (6)	1,000			1,000

Net income per common share:
Basic and diluted (6)	$20.24			$24.36

See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

(1) The Recapitalization was consummated on November 27, 2006. The Recapitalization was accomplished through (a) the repurchase by RSC Holdings of a portion of its issued and outstanding common stock from ACF for (i) $3,345 million, as adjusted on the Recapitalization Closing Date and on March 9, 2007 and (ii) the right to receive up to $400 million aggregate principal amount of contingent earn-out notes by ACF and (b) the issuance of a portion of the repurchased shares in return for a $500 million cash equity investment in RSC Holdings by the Sponsors for shares of its common stock. As a result of the Recapitalization, Ripplewood and Oak Hill each owned 42.735% of RSC Holdings’ issued and outstanding capital stock and ACF owned 14.53% of RSC Holdings’ issued and outstanding capital stock. Historical balance sheet data reflects the impact of the Recapitalization and the use of proceeds therefrom.

(2) The pro forma adjustment for the year ended December 31, 2006 reflects annual management fees of $6 million net of $0.6 million actually paid in the year ended December 31, 2006. The pro forma adjustment for the three months ended March 31, 2007 reflects management fees of $1.5 million. The management fee is removed from the pro forma as adjusted amounts because the management fee will be terminated.

(3) The pro forma adjustment reflects the elimination of one-time fees and expenses related to the consummation of the Recapitalization and not otherwise amortized or applied to stockholders’ equity.

(4) The pro forma adjustments to interest expense reflect the repayment of existing debt and the issuance of $620 million of senior notes, $1,124 million of indebtedness under the Senior ABL Facilities and $1,130 million of indebtedness under the Senior Term Facility as well as the repayment by us of $230.7 million under the Senior Term Facility. The adjustments also reflect payment of the commitment fee related to the unfunded portion of the Senior ABL Facilities and amortization of debt financing costs. Our outstanding capital lease obligations remained unchanged as a result of the Recapitalization. The following table sets forth debt we incurred in connection with the Recapitalization, the interest associated with the relief of intercompany debt with affiliates of ACAB, as well as the additional amortization of deferred financing fees incurred in connection therewith.

							Pro Forma
	Loan		Indexed	Supplemental	Total		Adjustments to
	Value		Rate (a)	Rate	Rate		Interest
	(dollars in thousands)

Recapitalization debt
Senior ABL Facilities	$1,124,000		5.36%	1.75%	7.11%		$71,955
Senior ABL Revolving Credit Facility (unused portion)	576,000				0.25%		1,440
Senior Term Facility	1,130,000		5.36%	3.50%	8.86%		90,286
Senior Notes	620,000				9.50%		53,174
Interest associated with the relief of intercompany debt	(2,304,130	) (b)			7.91	% (b)	(167,069)
Additional amortization of deferred financing fees							7,406

Total adjustment to pro forma financial statements							$57,192

Extinguishment of debt from net proceeds of offering	$(230,700)		5.36%	3.50%	8.86%		$(20,440)
Adjustment to amortization of deferred financing costs							(535)

Total annual adjustment for offering							$(20,975)

Total quarterly adjustment for offering							$(5,244)

(a)	Variable rates are assumed to be December 31, 2006 three-month LIBOR for the pro forma periods. The March 31, 2007 three-month LIBOR did not differ materially from the December 31, 2006 three-month LIBOR.

(b)	Intercompany indebtedness functioned as a revolving credit facility, and the interest rate applicable to all intercompany indebtedness was set at the Prime Rate in effect when such indebtedness was incurred. As such, the loan value and the total rate value included in the table above reflect the average loan value and the average total rate, respectively, for the period presented.

A 0.25% change in the variable interest rate on our indebtedness would have caused a $5.1 million and $1.26 million increase or decrease in pro forma interest expense for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

(5) Adjustment to tax provision based on pro forma income.

(6) Basic and diluted net income per common share have been computed using the weighted average number of shares of common stock outstanding during the period. Additionally, for purposes of calculating basic and diluted net income per common share, net income has been adjusted for preferred stock dividends. There were no potentially dilutive securities outstanding during the periods presented.

(7) The pro forma adjustment represents the reduction in deferred financing cost resulting from repayment of debt.

(8) The pro forma adjustment represents the change in the tax payable for non-recurring charges directly attributable to the Offering (see notes (10), (11) and (12) below) at an effective tax rate of 39%.

(9) The pro forma adjustment represents the repayment of $230.7 million under the Senior Term Facility.

(10) The pro forma adjustment reflects the payment of $20 million in connection with the termination of the monitoring agreement, net of taxes.

(11) The pro forma adjustment reflects a 2% prepayment penalty of $4.6 million related to our $230.7 million repayment under the Senior Term Facility, net of taxes.

(12) The pro forma adjustment reflects the corresponding expense associated with the reduction in deferred financing cost resulting from repayment of debt, net of taxes.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial information and other operational data for our business. The selected consolidated statements of income data presented below for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006, have been derived from our audited financial statements included in this prospectus. The selected consolidated statement of income data for the year ended December 31, 2003 and the balance sheet data as of December 31, 2004 have been derived from our audited financial statements not included in this prospectus. The consolidated balance sheet data at December 31, 2003 have been derived from our unaudited consolidated balance sheet for that period. The selected consolidated statements of income data for the three months ended March 31, 2006 and 2007 and the selected consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited condensed consolidated financial statements and the related notes thereto included in this prospectus.

Our financial statements for the year ended December 31, 2001 were audited by Arthur Andersen LLP. Our current auditors, KPMG LLP, have been unable to obtain access to Arthur Andersen LLP’s work papers for this period. In addition, KPMG LLP was not able to audit our financial statements for the year ended December 31, 2002 because an opening audited balance sheet could not be verified and relied on, due to Arthur Andersen LLP having conducted the 2001 audit of our financial statements. As such, producing audited financial statements for the year ended December 31, 2002 would be unduly burdensome and expensive. Consequently, we have not included selected financial data below for that period.

You should read the following information in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our unaudited and audited consolidated financial statements and related notes beginning on page F-1 of this prospectus.

	Historical
					Three Months Ended
	Year Ended December 31,				March 31,
	2003	2004	2005	2006	2006	2007
	(in thousands, except share data)

Statements of income data:
Revenues:
Equipment rental revenue	$899,203	$984,517	$1,140,329	$1,368,712	$302,124	$347,975
Sale of merchandise	178,374	162,720	102,894	92,524	24,651	20,598
Sale of used rental equipment	140,424	181,486	217,534	191,652	59,116	37,774

Total revenues	1,218,001	1,328,723	1,460,757	1,652,888	385,891	406,347

Cost of revenues:
Cost of equipment rentals, excluding depreciation	494,056	492,323	527,208	591,340	140,456	156,009
Depreciation—rental equipment	187,859	192,323	212,325	253,379	56,599	68,551
Cost of sales of merchandise	138,056	122,873	69,914	57,636	15,505	12,352
Cost of rental equipment sales	110,458	147,131	173,276	145,425	45,022	26,943

Total cost of revenues	930,429	954,650	982,723	1,047,780	257,582	263,855

Gross profit	287,572	374,073	478,034	605,108	128,309	142,492
Other operating expenses:
Selling, general, and administrative	128,044	118,130	122,281	135,526	31,846	34,089
Depreciation and amortization—non-rental	32,320	32,641	33,776	38,783	9,092	10,856
Recapitalization expenses	—	—	—	10,277	—	—

Total operating expenses	160,364	150,771	156,057	184,586	40,938	44,945

Operating income	127,208	223,302	321,977	420,522	87,371	97,547
Interest expense	79,850	74,496	134,556	197,085	43,723	64,200
Other income, net	(190)	(74)	(146)	(311)	(161)	89

Income before provisions for income taxes	47,548	148,880	187,567	223,748	43,809	33,258
Provision for income taxes	19,343	56,003	66,488	86,568	15,579	13,015

Net income	$28,205	$92,877	$121,079	$137,180	$28,230	$20,243

Preferred dividends	(3,999)	(15,995)	(15,995)	(7,997)	(3,999)	—

Net income available for common stockholders	$24,206	$76,882	$105,084	$129,183	$24,231	$20,243

Weighted average shares outstanding used in computing net income per common share:
Basic and diluted (1)	1,000 (2)	1,000	1,000	1,000	1,000	1,000

Net income per common share:
Basic and diluted (1)	$24.21 (2)	$76.88	$105.08	$129.18	$24.23	$20.24

Other financial data:
Depreciation of rental equipment and depreciation and amortization of non-rental equipment	$220,179	$224,964	$246,101	$292,162	$65,691	$79,407
Capital expenditures:
Rental	$243,777	$419,900	$691,858	$721,258	$174,690	$100,425
Non-rental	9,727	33,490	4,641	28,592	6,468	7,869
Proceeds from sales of used equipment and non-rental equipment	(146,956)	(215,622)	(233,731)	(207,613)	(64,690)	(41,938)

Net capital expenditures	$106,548	$237,768	$462,768	$542,237	$116,468	$66,356

Other operational data (unaudited):
Utilization (3)	63.9%	67.7%	70.6%	72.0%	70.2%	70.3%
Average fleet age (months)	44.0	40.0	30.2	25.0	28.0	25.4
Same store rental revenues growth (4)	0.9%	11.8%	17.6%	18.9%	24.2%	12.7%
Employees (5)	5,083	4,812	4,938	5,187	4,967	5,214

(1)	Basic and diluted net income per common share have been computed using the weighted average number of shares of common stock outstanding during the period. Additionally, for purposes of calculating basic and diluted net income per common share, net income has been adjusted for preferred stock dividends. There were no potentially dilutive securities outstanding during the periods presented.

(2)	For 2003, weighted average shares outstanding used in computing basic and diluted net income per common share and basic and diluted net income per common share are unaudited.

(3)	Utilization is defined as the average aggregate dollar value of equipment rented by customers (based on original equipment cost) for the relevant period divided by the average aggregate dollar value of all equipment (based on original equipment cost) for the relevant period.

The following table shows the calculation of utilization for each period presented.

	For the Year Ended				Three Months Ended
	December 31,				March 31,
	2003	2004	2005	2006	2006	2007
	(in millions)

Average aggregate dollar value of all equipment (original cost)	$1,796.0	$1,779.0	$1,861.1	$2,197.8	$2,019.2	$2,360.0
Average aggregate dollar value of equipment on rent	1,148.2	1,205.1	1,314.7	1,582.8	1,418.3	1,659.1

Utilization	63.9%	67.7%	70.6%	72.0%	70.2%	70.3%

(4)	Same store rental revenue growth is calculated as the year over year change in rental revenue for stores that are open at the end of the period reported and have been operating under the Company’s direction for more than 12 months.

(5)	Employee count is given as of the end of the period indicated and the data reflect the actual head count as of each period presented.

	Historical
	December 31,				March 31,
	2003	2004	2005	2006	2007
	(in thousands, except share data)

ASSETS
Cash and cash equivalents	$466	$4,523	$7,134	$46,188	$1,481
Accounts receivable, net	188,221	212,730	245,606	268,383	259,275
Inventory	48,200	25,200	19,011	18,489	18,130
Rental equipment, net	1,045,574	1,127,481	1,420,545	1,738,670	1,742,852
Property and equipment, net:	112,328	114,147	131,490	170,192	181,570
Goodwill	925,621	925,621	925,621	925,621	925,621
Deferred financing costs	—	—	—	67,915	65,864
Other assets	9,887	11,972	15,024	69,518	64,518

Total assets	$2,330,297	$2,421,674	$2,764,431	$3,304,976	$3,259,311

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Accounts payable	$137,003	$210,397	$330,757	$296,086	$192,411
Accrued expenses and other liabilities	87,631	97,286	121,556	143,016	167,939
Debt	2,435,121	2,312,626	2,352,380	3,006,426	3,008,828
Deferred income taxes	73,449	123,911	174,288	294,081	298,374

Total liabilities	2,733,204	2,744,220	2,978,981	3,739,609	3,667,552

Commitments and contingencies
Stockholders’ deficit
Series A preferred stock (200 shares authorized, 154 shares issued and outstanding in 2003, 2004, 2005; cancelled in 2006)	350,000	350,000	350,000	—	—
Common stock, no par value (1,000 shares authorized; 1,000 shares issued and outstanding)	325	722	1,564	15,955	21,391
Accumulated deficit	(757,530)	(680,648)	(575,564)	(459,372)	(439,129)
Accumulated other comprehensive income	4,298	7,380	9,450	8,784	9,497

Total stockholders’ deficit	(402,907)	(322,546)	(214,550)	(434,633)	(408,241)

Total liabilities and stockholders’ deficit	$2,330,297	$2,421,674	$2,764,431	$3,304,976	$3,259,311

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition includes periods prior to the Recapitalization Closing Date. Accordingly, the discussion and analysis of historical periods does not reflect the significant impact that the Recapitalization will have on us, including significantly increased leverage and liquidity requirements. See “Unaudited Pro Forma Condensed Consolidated Financial Statements.” The statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Selected Historical Consolidated Financial Data” and our unaudited and audited consolidated financial statements and related notes included in this prospectus.

Overview

We are one of the largest equipment rental providers in North America. We operate through a network of 459 rental locations across 10 regions in 39 U.S. states and four Canadian provinces. We believe we are the largest or second largest equipment rental provider in the majority of the regions in which we operate. During the eighteen months ended March 31, 2007, we serviced approximately 470,000 customers primarily in the non-residential construction and industrial markets. We rent a broad selection of equipment ranging from large equipment such as backhoes, forklifts, air compressors, scissor lifts, booms and skid-steer loaders to smaller items such as pumps, generators, welders and electric hand tools. We also sell used equipment, parts, merchandise and supplies for maintenance, repair and operations.

For the three months ended March 31, 2007, we generated revenues, income before provision for income taxes and net income of $406.3 million, $33.3 million and $20.2 million, respectively. For the three months ended March 31, 2006, we generated revenues, income before provision for income taxes and net income of $385.9 million, $43.8 million and $28.2 million, respectively. For the year ended December 31, 2006, we generated revenues, income before provision for income taxes and net income of $1,652.9 million, $223.7 million and $137.2 million, respectively. For the year ended December 31, 2005, we generated revenues, income before provision for income taxes and net income of $1,460.8 million, $187.6 million and $121.1 million, respectively. For the year ended December 31, 2004, we generated revenues, income before provision for income taxes and net income of $1,328.7 million, $148.9 million and $92.9 million, respectively.

For trends affecting our business and the markets in which we operate see “—Factors Affecting Our Results of Operations” below and also “Risk Factors—Risks Related to Our Business.”

Factors Affecting Our Results of Operations

Our revenues and operating results are driven in large part by activities in the non-residential construction and industrial markets. These markets are cyclical with activity levels that tend to increase in line with growth in gross domestic product and decline during times of economic weakness. In addition, activity in the construction market tends to be susceptible to seasonal fluctuations in certain parts of the country. This results in changes in demand for our rental equipment. The cyclicality and seasonality of the equipment rental industry result in variable demand and, therefore, our revenues and operating results may fluctuate from period to period.

Our revenues and operating results are also affected by price increases for raw materials and energy, which have led to an increase in our equipment costs from many of our manufacturers. To the extent that demand for rental equipment falls and, in particular, if demand for such equipment falls below supply, we may not be able to set rental rates and resell used equipment at prices that will offset increased equipment costs resulting from increased raw materials and energy costs.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements and changes in these judgments and estimates may impact future results of operations and financial condition. For additional discussion of our accounting policies, see note 2 to the notes to our unaudited and audited consolidated financial statements included in this prospectus.

Accounts Receivable

Accounts receivable are stated net of allowances for doubtful accounts of $7.6 million, $7.0 million and $7.5 million at March 31, 2007, December 31, 2006 and December 31, 2005 and, respectively. Management develops its estimate of this allowance based on our historical experience, its understanding of our current economic circumstances, and its own judgment as to the likelihood of ultimate payment. Bad debt expense is reflected as a component of selling, general and administrative expenses in the consolidated statements of income.

Rental Equipment

Rental equipment is recorded at cost and depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated lives for rental equipment is one to ten years. Rental equipment is depreciated to a salvage value of zero to ten percent of cost. The incremental costs related to acquiring rental equipment and subsequently renting such equipment are expensed as incurred. Ordinary repair and maintenance costs are charged to operations as incurred. Repair and maintenance costs of $102.8 million, $90.6 million and $89.2 million are included in cost of revenues in our consolidated statements of income for the years ended December 31, 2006, 2005 and 2004, respectively. Repair and maintenance costs of $25.5 million and $24.0 million are included in cost of revenues in our condensed consolidated statements of income for the three months ended March 31, 2007 and 2006, respectively. When rental fleet is disposed of, the related cost and accumulated depreciation are removed from their respective accounts, and any gains or losses are included in gross profit.

We have factory-authorized arrangements for the refurbishment of certain equipment. We continue to record depreciation expense while the equipment is out on refurbishment. The cost of refurbishment is added to the existing net book value of the asset. The combined cost is depreciated over 48 months. The total net book value of the equipment and the total refurbishment cost following completion of the refurbishment may not exceed the equipment’s current fair value.

Long-Lived Assets and Goodwill

Long-lived assets such as rental equipment and property and equipment are measured for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an impairment indicator is present, we evaluate recoverability by a comparison of the carrying amount of the assets to future undiscounted cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. We recognized no impairment of long-lived assets in the three month period ended March 31, 2007 and in the years ended December 31, 2006, 2005 and 2004, respectively.

Goodwill was $925.6 million at March 31, 2007, December 31, 2006 and December 31, 2005. We review the carrying value of goodwill for impairment annually during the fourth quarter, and whenever an impairment indicator is identified. Based on our analyses, there was no impairment of goodwill in connection with the annual impairment tests that were performed during the years ended December 31, 2006 and 2005.

The goodwill impairment test involves a two-step approach. Under the first step, we determine the fair value of each reporting unit to which goodwill has been assigned. We compare the fair value of the reporting unit to its carrying value, including goodwill. We estimate the fair values of our reporting units utilizing an income approach valuation. If the estimated fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, goodwill is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step, we calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the reporting unit as determined in the first step. We then compare the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, we recognize an impairment loss equal to the difference.

Revenue Recognition

We rent equipment primarily to the nonresidential construction and industrial markets. We record unbilled revenue for revenues earned in each reporting period which have not yet been billed to the customer. Rental contract terms may be daily, weekly, or monthly and may extend across financial reporting periods. Rental revenue is recognized over the applicable rental period.

We recognize revenue on merchandise sales when title passes to the customer, the customer takes ownership, assumes risk of loss, and collectibility is reasonably assured. There are no rights of return or warranties offered on product sales.

We recognize both net and gross re-rent revenue. We have entered into alliance agreements with certain suppliers whereby we will rent equipment from the supplier and subsequently re-rent such equipment to a customer. Under the alliance agreements, the collection risk from the end user is passed to the original supplier and revenue is presented on a net basis under the provisions of Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. When no alliance agreement exists, re-rent revenue is presented on a gross basis.

Cost of Revenues

Costs of revenues for equipment rentals consist primarily of wages and benefits for employees involved in the delivery and maintenance of rental equipment, rental location facility costs and rental equipment repair and maintenance expenses. Cost of sales of merchandise represents the costs of acquiring those items. Cost of rental equipment sales represents the net book value of rental equipment at the date of sale.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily includes sales force compensation, information technology costs, advertising and marketing, professional fees and administrative overhead.

Reserve for Claims

Our insurance program for general liability, automobile, workers’ compensation and pollution claims involves deductibles or self-insurance, with varying risk retention levels. Claims in excess of these risk retention levels are covered by insurance, up to certain policy limits. We are fully self-insured for medical claims. Our excess loss coverage for general liability, automobile, workers’ compensation and pollution claims starts at $1.0 million, $1.5 million, $0.5 million and $0.25 million respectively. This coverage was in effect for the three months ended March 31, 2007 and the years ended December 31, 2006 and 2005. We establish reserves for reported claims that are asserted and for claims that are believed to have been incurred but not yet reported. These reserves reflect an estimate of the amounts that we will be required to pay in connection with these claims. The estimate of reserves is based upon assumptions relating to the probability of losses and historical settlement experience. These estimates may change based on, among other events, changes in claims history or receipt of additional information relevant to assessing the claims. Furthermore, these estimates may prove to be inaccurate due to factors such as adverse judicial determinations or settlements at higher than estimated amounts. Accordingly, we may be required to increase or decrease the reserves.

Income Taxes

Prior to the Recapitalization, RSC Holdings had other lines of businesses and the consolidated tax return of RSC Holdings for those periods included the results from those other lines of businesses. Our income taxes as presented in the consolidated financial statements are calculated on a separate tax return basis that does not include the results from those other lines of businesses. Under ACAB’s ownership, RSC Holdings managed its tax position for the benefit of its entire portfolio of businesses, and its tax strategies were not necessarily reflective of the tax strategies that we would have followed or do follow as a stand-alone company.

Income taxes are accounted for under SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109 deferred income taxes reflect the tax consequences of differences between the financial statement carrying amounts and the respective tax bases of assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is provided for deferred tax assets when realization of such assets is not considered to be more likely than not. Adjustments to the deferred income tax valuation allowance are made periodically based on management’s assessment of the recoverability of the related assets.

Provisions for deferred income taxes are recorded to the extent of withholding taxes and incremental taxes, if any, that arise from repatriation of dividends from those foreign subsidiaries where local earnings are not permanently reinvested. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

Consideration Received from Vendors

We receive money from suppliers for various programs, primarily volume incentives and advertising. Allowances for advertising to promote a vendor’s products or services which meet the criteria in EITF No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor are offset against advertising costs in the period in which we recognize the incremental advertising cost. In situations when vendor consideration does not meet the criteria in EITF No. 02-16 to be offset against advertising costs, we consider the consideration to be a reduction in the purchase price of rental equipment acquired.

Volume incentives are deferred and amortized as an offset to depreciation expense over 36 months, which approximates the average period of ownership of the rental equipment purchased from vendors who provide us with rebates and other incentives.

Organization Overview

Prior to November 27, 2006, RSC Holdings was wholly owned by ACAB and ACA, a wholly owned subsidiary of ACAB. On October 6, 2006, ACAB entered into a Recapitalization Agreement pursuant to which the Sponsors acquired 85.5% of the common stock of RSC Holdings. The Recapitalization closed on November 27, 2006. Prior to the closing of the Recapitalization, RSC Holdings formed RSC Holdings I, LLC, which is a direct wholly owned subsidiary of RSC Holdings; RSC Holdings II LLC, which is a direct wholly owned subsidiary of RSC Holdings I, LLC; and RSC Holdings III, LLC, which is a direct wholly owned subsidiary of RSC Holdings II, LLC. RSC is a direct subsidiary of RSC Holdings III, LLC and RSC Equipment Rental of Canada Ltd. is a direct subsidiary of RSC.

The Recapitalization

Structure of the Recapitalization

The Recapitalization was accomplished through (a) the repurchase by RSC Holdings of a portion of its issued and outstanding common stock from ACF for (i) $3,345 million, as adjusted on the Recapitalization Closing Date and on March 9, 2007, and (ii) the right to receive up to $400 million aggregate principal amount of contingent earn-out notes by ACF, as described under “Description of Certain Indebtedness—Contingent Earn-Out Notes,” and (b) the $500 million cash equity investment in RSC Holdings by the Sponsors in exchange for a portion of the issued and outstanding common stock of RSC Holdings. Immediately after the Recapitalization, Ripplewood and Oak Hill each owned 42.735% of RSC Holdings’ issued and outstanding capital stock and ACF owned 14.53% of RSC Holdings’ issued and outstanding capital stock.

Accounting Treatment

We accounted for the Recapitalization as a leveraged recapitalization. Under leveraged recapitalization accounting, RSC Holdings’ assets and liabilities remain at historical values and are not revalued and recorded at their fair value at the time of the Recapitalization.

Results of Operations

The following table sets forth for each of the periods indicated certain of our statements of income data and expresses revenue and expense data as a percentage of total revenues for the periods presented:

	Years Ended December 31,						Three Months Ended March 31,
	2004		2005		2006		2006		2007
	(in thousands)
	(Audited)						(in thousands)
							(Unaudited)

Revenues:
Equipment rental revenue	$984,517	74.1%	$1,140,329	78.1%	$1,368,712	82.8%	$302,124	78.3%	$347,975	85.6%
Sale of merchandise	162,720	12.2	102,894	7.0	92,524	5.6	24,651	6.4	20,598	5.1
Sale of used rental equipment	181,486	13.7	217,534	14.9	191,652	11.6	59,116	15.3	37,774	9.3

Total revenues	1,328,723	100.0	1,460,757	100.0	1,652,888	100.0	385,891	100.0	406,347	100.0

Cost of revenues:
Cost of equipment rentals, excluding depreciation	492,323	37.1	527,208	36.1	591,340	35.8	140,456	36.4	156,009	38.4
Depreciation—rental equipment	192,323	14.5	212,325	14.5	253,379	15.3	56,599	14.7	68,551	16.9
Cost of sales of merchandise	122,873	9.2	69,914	4.8	57,636	3.5	15,505	4.0	12,352	3.0
Cost of rental equipment sales	147,131	11.1	173,276	11.9	145,425	8.8	45,022	11.7	26,943	6.6

Total cost of revenues	954,650	71.8	982,723	67.3	1,047,780	63.4	257,582	66.7	263,855	64.9

Gross profit	374,073	28.2	478,034	32.7	605,108	36.6	128,309	33.3	142,492	35.1

Operating expenses:
Selling, general, and administrative	118,130	8.9	122,281	8.4	135,526	8.2	31,846	8.3	34,089	8.4
Depreciation and amortization—non-rental equipment	32,641	2.5	33,776	2.3	38,783	2.3	9,092	2.4	10,856	2.7
Recapitalization expenses	—	—	—	—	10,277	0.6	—	—	—	—

Total operating expenses	150,771	11.3	156,057	10.7	184,586	11.2	40,938	10.6	44,945	11.1

Operating income	223,302	16.8	321,977	22.0	420,522	25.4	87,371	22.6	97,547	24.0
Interest expense, net	74,496	5.6	134,556	9.2	197,085	11.9	43,723	11.3	64,200	15.8
Other (income) expense, net	(74)	—	(146)	—	(311)	—	(161)	—	89	—

Income before provision for income taxes	148,880	11.2	187,567	12.8	223,748	13.5	43,809	11.4	33,258	8.2
Provision for income taxes	56,003	4.2	66,488	4.6	86,568	5.2	15,579	4.0	13,015	3.2

Net income	$92,877	7.0%	$121,079	8.3%	$137,180	8.3%	$28,230	7.3%	$20,243	5.0%

Three Months Ended March 31, 2007 Compared with Three Months Ended March 31, 2006

Revenues.  Total revenues increased $20.4 million, or 5.3%, from $385.9 million for the three months ended March 31, 2006 to $406.3 million for the three months ended March 31, 2007. Equipment rental revenue for the three months ended March 31, 2007 increased $45.9 million, or 15.2%, from $302.1 million for the three months ended March 31, 2006 to $348.0 million for the three months ended March 31, 2007. The increase in equipment rental revenues was primarily the result of a $40.2 million, or 13.3%, increase in rental volume and a $5.7 million, or 1.9%, increase in rental rates.

Revenues from the sale of merchandise decreased $4.1 million, or 16.4%, from $24.7 million for the three months ended March 31, 2006 to $20.6 million for the three months ended

March 31, 2007, primarily as a result of our continued focus on our more profitable rental operations.

Revenues from the sale of used rental equipment decreased $21.3 million, or 36.1%, from $59.1 million for the three months ended March 31, 2006 to $37.8 million for the three months ended March 31, 2006. The quality, age and condition of our fleet reduced our need to sell and replace existing equipment during this three-month period as compared to the same period in the prior year.

Cost of equipment rentals, excluding depreciation, increased $15.5 million, or 11.1%, from $140.5 million for the three months ended March 31, 2006 to $156.0 million for the three months ended March 31, 2007, primarily due to the increase in equipment rental revenue volume discussed previously.

Depreciation of rental equipment increased $12.0 million, or 21.1%, from $56.6 million for the three months ended March 31, 2006 to $68.6 million for the three months ended March 31, 2007, while increasing as a percentage of equipment rental revenues from 18.7% in the three months ended March 31, 2006 to 19.7% for the three months ended March 31, 2007. This increase as a percentage of rental revenue is due to our investment in new fleet during 2006.

Cost of sales of merchandise decreased $3.1 million, or 20.3%, from $15.5 million for the three months ended March 31, 2006 to $12.4 million for the three months ended March 31, 2007, as a result of our continued focus on our more profitable rental operations. Gross margin for the sale of merchandise increased from 37.1% for the three months ended March 31, 2006 to 40.0% for the three months ended March 31, 2007, largely due to a shift to higher margin merchandise items that complement our rental operations.

Cost of rental equipment sales decreased $18.1 million, or 40.2%, from $45.0 million for the three months ended March 31, 2006 to $26.9 million for the three months ended March 31, 2007. The decrease is primarily due to the 36.1% decrease in sales of used rental equipment discussed previously. Gross margin for the sale of used rental equipment increased from 23.8% to 28.7% during the current period compared to the same period in the prior year. The quality, age and condition of our fleet reduced our need to sell and replace existing equipment during this three-month period as compared to the same period in the prior year.

Selling, general and administrative expenses increased $2.2 million, or 7.0%, from $31.8 million for the three months ended March 31, 2006 to $34.1 million for the three months ended March 31, 2007, primarily as a result of a $0.7 increase in salesman compensation resulting from increased revenue and the payment of a $1.5 million monitoring fee to affiliates of the Sponsors. Selling, general and administrative expenses increased slightly as a percentage of total revenue from 8.3% for the three months ended March 31, 2006 to 8.4% for the three months ended March 31, 2007.

Depreciation and amortization of non-rental equipment increased $1.8 million, or 19.4%, from the prior year period to $10.9 million. The increase resulted primarily from an initiative to replace older sales and delivery vehicles beginning in 2006 and continuing through 2007.

Total operating expenses increased $4.0 million, or 9.8%, from $40.9 million for the three months ended March 31, 2006 to $44.9 million for the three months ended March 31, 2007 due to the reasons discussed above, and total operating expenses as a percentage of total revenues increased from 10.6% in the three months ended March 31, 2006 to 11.1% for the three months ended March 31, 2007.

Operating Income.  Operating income increased $10.2 million, or 11.6%, from $87.4 million for the three months ended March 31, 2006 to $97.6 million for the three months ended March 31, 2007, representing a margin improvement from 22.6% to 24.0%. This increase was primarily the result of increased equipment rental revenue primarily driven by volume growth.

Interest Expense, net.  Interest expense increased $20.5 million, or 46.8%, from $43.7 million for the three months ended March 31, 2006 to $64.2 million for the three months ended March 31, 2007. This increase results from new debt incurred in connection with the Recapitalization.

Provision For Income Taxes.  The provision for income tax expense decreased $2.6 million, or 16.5%, from $15.6 million for the three months ended March 31, 2006 to $13.0 million for the three months ended March 31, 2007. The decrease is primarily due to a decrease in pre-tax profits in the current-year period as compared to the same period in the prior year, partially offset by an increase in the effective tax rate. The increase in the effective tax rate from 35.6% in the prior-year quarter to 39.1% in the current-year quarter is primarily due to the impact of certain structural changes as a result of the Recapitalization.

Net Income.  As a result of the items discussed previously, net income decreased $8.0 million, or 28.3%, from $28.2 million for the three months ended March 31, 2006 to $20.2 million for the three months ended March 31, 2007. Increases in revenue resulting in increased operating income were more than offset by increased interest expense resulting from the new debt incurred in conjunction with the Recapitalization.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Revenues.  Total revenues increased $192.1 million, or 13.2%, from $1,460.8 million for the year ended December 31, 2005 to $1,652.9 million for the year ended December 31, 2006. Equipment rental revenue increased $228.4 million, or 20.0%, from $1,140.3 million for the year ended December 31, 2005 to $1,368.7 million for the year ended December 31, 2006. The increase in equipment rental revenues was primarily the result of a $173.6 million, or 15.2%, increase in rental volume and a $54.8 million, or 4.8%, increase in rental rates.

Revenues from the sale of merchandise decreased $10.4 million, or 10.1%, from $102.9 million for the year ended December 31, 2005 to $92.5 million for the year ended December 31, 2006. The decrease was the result of our strategic decision to focus on our more profitable rental operations.

Revenues from the sale of used rental equipment decreased $25.9 million, or 11.9%, from $217.6 million for the year ended December 31, 2005 to $191.7 million for the year ended December 31, 2006, due to the fact that the quality, age and condition of the fleet reduced our need to sell and replace existing equipment.

Cost of equipment rentals, excluding depreciation, increased $64.1 million, or 12.2%, from $527.2 million for the year ended December 31, 2005 to $591.3 million for the year ended December 31, 2006, due primarily to a corresponding increase in equipment rental volume with a 20.0% increase in equipment rental revenues for the same period.

Depreciation of rental equipment increased $41.1 million, or 19.3%, from $212.3 million for the year ended December 31, 2005 to $253.4 million for the year ended December 31, 2006 due to our investment in new fleet. As a percent of equipment rental revenues, depreciation decreased from 18.6% in the year ended December 31, 2005 to 18.5% in the year ended December 31, 2006. The decrease is due to our implementation of capital efficiency initiatives, including a reduction of unavailable fleet from 10.5% to 8.9% and an increase in fleet utilization from 70.6% to 72.0% over the same period, which resulted in an increase in equipment rental revenue without a proportionate increase in fleet size.

Cost of sales of merchandise decreased $12.3 million, or 17.6%, from $69.9 million for the year ended December 31, 2005 to $57.6 million for the year ended December 31, 2006, due to the reduction of merchandise sales resulting from our strategic decision to focus on our more profitable rental operations. The gross margin for the sale of merchandise increased from 32.1% to 37.7% during that period. Increased margins are a result of our efforts to focus on targeted products that complement the rental transaction with higher margin merchandise and less emphasis on lower margin new equipment sales.

Cost of rental equipment sales decreased $27.9 million, or 16.1%, from $173.3 million for the year ended December 31, 2005 to $145.4 million for the year ended December 31, 2006 in line with the overall reduction in used rental equipment sales. Gross margin for the sale of used rental equipment increased from 20.3% to 24.1% over the same periods, respectively, due to a reduction of sales of older equipment.

Selling, general and administrative expenses increased $13.2 million, or 10.8%, from $122.3 million for the year ended December 31, 2005 to $135.5 million for the year ended December 31, 2006. Of this increase, $7.3 million was due to an increase in sales force compensation resulting from increased rental revenue and the remainder was due to an increase in general administrative and corporate costs. We expect our selling, general and administrative costs to increase approximately $4 to $7 million in 2007 as we invest in the infrastructure necessary to support our operations as a publicly traded company. Selling, general and administrative expenses decreased as a percentage of revenue from 8.4% for the year ended December 31, 2005 to 8.2% for the year ended December 31, 2006. This decrease as a percentage of revenue was due to our ability to leverage our operating efficiencies.

Depreciation and amortization—non-rental equipment increased $5.0 million, or 14.8%, from $33.8 million for the year ended December 31, 2005 to $38.8 million for the year ended December 31, 2006, primarily as a result of an initiative to replace older sales and delivery vehicles.

Recapitalization expenses of approximately $10.3 million for the year ended December 31, 2006 relate to fees and expenses incurred in connection with the consummation of the Recapitalization and not otherwise amortized or applied to stockholders’ equity, for which there are no comparable amounts in 2005.

Total operating expenses increased $28.5 million, or 18.3%, from $156.1 million for the year ended December 31, 2005 to $184.6 million for the year ended December 31, 2006 as discussed above, and total operating expenses as a percentage of total revenues increased from 10.7% for the year ended December 31, 2005 to 11.2% for the year ended December 31, 2006 as a result of the Recapitalization expenses incurred in 2006.

Operating Income.  Operating income increased $98.5 million, or 30.6%, from $322.0 million for the year ended December 31, 2005 to $420.5 million for the year ended December 31, 2006, representing a margin improvement from 22.0% to 25.4%. This increase was primarily the result of our continued focus on rental rate management and our ability to leverage operating costs.

Interest Expense, net.  Interest expense increased $62.5 million, or 46.5%, from $134.6 million for the year ended December 31, 2005 to $197.1 million for the year ended December 31, 2006, partially due to the fact that, effective January 1, 2006, the rate charged on certain pre-Recapitalization outstanding debt changed (resulting in an increase in the effective interest rate on such debt) and partially due to an increase in total outstanding debt resulting from the Recapitalization from $2,352.4 million to $3,006.4 million from December 31, 2005 to December 31, 2006.

Provision For Income Taxes.  The provision for income tax increased $20.1 million, or 30.2%, from $66.5 million for the year ended December 31, 2005 to $86.6 million for the year ended December 31, 2006, primarily due to an increase in pre-tax profits for the year ended December 31, 2006 compared to the year ended December 31, 2005.

Net Income.  Net income increased $16.1 million, or 13.3%, from $121.1 million for the year ended December 31, 2005 to $137.2 million for the year ended December 31, 2006. The increase was primarily due to the continued implementation of processes focused on effective rental rate management, increased operating efficiencies and profitable rental volume growth.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Revenues.  Total revenues increased $132.1 million, or 9.9%, from $1,328.7 million for the year ended December 31, 2004 to $1,460.8 million for the year ended December 31, 2005. Equipment rental revenues for the year ended December 31, 2005 increased $155.8 million, or 15.8%, from $984.5 million for the year ended December 31, 2004 to $1,140.3 million for the year ended December 31, 2005. The increase in equipment rental revenues was primarily the result of a $74.1 million, or 7.5%, increase in rental volume and effective rental rate management resulting in an $81.7 million, or 8.3%, increase in rental rates.

Revenues from the sale of merchandise decreased $59.8 million, or 36.8%, from $162.7 million for the year ended December 31, 2004 to $102.9 million for the year ended December 31, 2005, primarily as a result of our exiting certain non-core product lines, as well as our strategic decision to focus on our more profitable rental operations.

Revenues from the sale of used rental equipment increased $36.0 million, or 19.9%, from $181.5 million for the year ended December 31, 2004 to $217.5 million for the year ended December 31, 2005, as a result of concentrated sales efforts to optimize the quality and condition of the rental fleet.

Cost of equipment rentals, excluding depreciation, increased $34.9 million, or 7.1%, from $492.3 million for the year ended December 31, 2004 to $527.2 million for the year ended December 31, 2005, primarily due to a corresponding increase in equipment rental revenue volume with a 15.8% increase in equipment rental revenues for the same period.

Depreciation of rental equipment increased $20.0 million, or 10.4%, from $192.3 million for the year ended December 31, 2004 to $212.3 million for the year ended December 31, 2005, while decreasing as a percent of equipment rental revenues from 19.5% in the year ended December 31, 2004 to 18.6% for the year ended December 31, 2005. This decrease was due to our implementation of capital efficiency initiatives, including a reduction of unavailable fleet from 12.9% to 10.5% and an increase in fleet utilization from 67.7% to 70.6% over the same period.

Cost of sales of merchandise decreased $53.0 million, or 43.1%, from $122.9 million for the year ended December 31, 2004 to $69.9 million for the year ended December 31, 2005, primarily as a result of our exiting certain non-core product lines. Gross margin for the sale of merchandise increased from 24.5% for the year ended December 31, 2004 to 32.1% for the year ended December 31, 2005, largely due to a reduction of lower margin new equipment sales and a shift to higher margin merchandise items that complement the related rental transaction.

Cost of rental equipment sales increased $26.2 million, or 17.8%, from $147.1 million for the year ended December 31, 2004 to $173.3 million for the year ended December 31, 2005. As a result of the increased sales of used rental equipment, gross margin for the sale of rental equipment increased from 18.9% during the year ended December 31, 2004 to 20.3% for the year ended December 31, 2005, due to a reduction of sales of older and under-utilized equipment.

Selling, general and administrative expenses increased $4.2 million, or 3.5%, from $118.1 million for the year ended December 31, 2004 to $122.3 million for the year ended December 31, 2005, primarily as a result of an increase of $3.6 million in marketing and advertising programs focused on promoting equipment rental. Selling, general and administrative expenses decreased as a percentage of total revenue from 8.9% for the year ended December 31, 2004 to 8.4% for the year ended December 31, 2005 due to increased revenue resulting from increased equipment rental volume, rental rate management resulting in increased rental rates and increased operating efficiencies.

Depreciation and amortization of non-rental equipment remained essentially flat from the year ended December 31, 2004 to the year ended December 31, 2005.

Total operating expenses increased $5.3 million, or 3.5%, from $150.8 million for the year ended December 31, 2004 to $156.1 million for the year ended December 31, 2005 due to the reasons discussed above, and total operating expenses as a percentage of total revenues decreased from 11.3% in the year ended December 31, 2004 to 10.7% in the year ended December 31, 2005.

Operating Income.  Operating income increased $98.7 million, or 44.2%, from $223.3 million for the year ended December 31, 2004 to $322.0 million for the year ended December 31, 2005, representing a margin improvement from 16.8% to 22.0%. This increase was primarily the result of increased equipment rental revenue due to increased equipment volume growth, rental rate management resulting in increased rental rates and effective cost management.

Interest Expense, net.  Interest expense increased $60.1 million, or 80.6%, from $74.5 million for the year ended December 31, 2004 to $134.6 million for the year ended December 31, 2005, primarily due to an increase in the interest rate on January 1, 2005 charged by an ACAB affiliate, resulting in an increase in the effective interest rate on such debt.

Provision For Income Taxes.  The provision for income tax expense increased $10.5 million, or 18.7%, from $56.0 million for the year ended December 31, 2004 to $66.5 million for the year ended December 31, 2005. The increase is primarily the result of an increase in pre-tax profits for the year ended December 31, 2005, compared to the same period in 2004.

Net Income.  Net income increased $28.2 million, or 30.4%, from $92.9 million for the year ended December 31, 2004 to $121.1 million for the year ended December 31, 2005. The increase was primarily due to increased revenues of $132.1 million and effective cost management.

Liquidity and Capital Resources

Cash and Cash Flows

As of March 31, 2007, we had cash and cash equivalents of $1.5 million, a decrease of $44.7 million from December 31, 2006. In the comparable three month period in the prior year, cash and cash equivalents decreased $6.0 million. As of December 31, 2006, we had cash and cash equivalents of $46.2 million, an increase of $39.1 million from December 31, 2005. As of December 31, 2005, we had cash and cash equivalents of $7.1 million, an increase of $2.6 million from December 31, 2004.

Our operations are funded primarily by cash provided by operating activities. Net cash provided by operating activities was $56.2 million for the three months ended March 31, 2007, compared to $83.2 million for the three months ended March 31, 2006. This decrease resulted from decreased net income of $8.0 million due to increased interest expense and a decrease of $67.2 million of accounts payable partially offset by a $41.4 million increase in accrued expenses and other liabilities. The $56.2 million in cash from operating activities resulted from cash inflows from net income and non-cash income items totaling $94.7 million, partially offset by a $38.5 million cash outflow due to fluctuations in operating assets and liabilities. The change in cash resulting from fluctuations in operating assets and liabilities is due to normal variations in purchasing patterns. Net cash provided by operating activities during the year ended December 31, 2006 was $442.9 million, a decrease of $5.7 million from the year ended December 31, 2005. This decrease was primarily due to normal variations in purchasing patterns. Net cash provided by operating activities was $488.6 million for the year ended December 31, 2005, an increase of $81.5 million from the year ended December 31, 2004, primarily due to increased net income and improved vendor terms that allowed us to make payments on favorable terms after delivery of equipment.

Our business is highly capital intensive and our primary use of cash in investing activities is for the acquisition of rental equipment. Net cash used in investing activities during the three months ended March 31, 2007 was $66.4 million, a decrease of $50.1 million from the $116.5 million of cash used in investing activities in the three months ended March 31, 2006. Of this decrease, $52.9 million is due to reduced net expenditures for rental equipment, partially offset by a $2.8 million increase in net expenditures for property, plant and equipment. The improved quality, age and condition of our fleet reduced our need to replace existing equipment during this three month period as compared to the same period in the prior year.

Net cash used in investing activities during the year ended December 31, 2006 was $542.2 million, an increase of $79.4 million from the year ended December 31, 2005. This increase is primarily due to investment in rental fleet. Net cash used in investing activities was $462.8 million for the year ended December 31, 2005, an increase of $225.0 million from the year ended December 31, 2004.

The increase during 2005 was primarily due to an increase in net expenditures for rental equipment. For the year ended December 31, 2006, our expenditures for rental equipment were $721.3 million, partially offset by proceeds from the disposal of such equipment of $191.7 million. For the year ended December 31, 2005, our expenditures for rental equipment were $691.9 million, partially offset by proceeds from the disposal of such equipment of $217.5 million. For the year ended December 31, 2004, our expenditures for rental equipment were $419.9 million, partially offset by proceeds from the disposal of such equipment of $181.5 million.

For the three months ended March 31, 2007, our capital expenditures for property and non-rental equipment was $7.9 million. For the year ended December 31, 2006, our capital expenditures for property and non-rental equipment were $28.6 million. For the year ended December 31, 2005, our capital expenditures for property and non-rental equipment were $4.6 million. This increase was primarily the result of the initiative to replace older sales and delivery vehicles. For the year ended December 31, 2004, our capital expenditures for property and non-rental equipment were $33.5 million. See “—Capital Expenditures” below.

As part of the Recapitalization, ACAB and ACF assumed certain liabilities of RSC Holdings existing on the Recapitalization Closing Date, including tax liabilities for personal property and real estate. Additionally, ACAB and ACF agreed to indemnify all liabilities for income taxes which are imposed on us for a taxable period prior to the Recapitalization Closing Date. During the three months ended March 31, 2007, we received a $6.9 million payment from an affiliate of ACAB against an indemnification receivable. Additionally, we recorded a $4.5 million capital contribution for an additional indemnification payment received from an affiliate of ACAB related to the modification of certain software agreements pursuant to the Recapitalization.

Indebtedness

As of March 31, 2007, we had $3,008.8 million of indebtedness outstanding, consisting primarily of $1,122.9 million under the Senior ABL Facilities, $1,130.0 million under the Senior Term Facility and $620.0 million of Senior Notes. As of December 31, 2006, we had $3,006.4 million of indebtedness outstanding, consisting primarily of $1,127.7 million under the Senior ABL Facilities, $1,130.0 million under the Senior Term Facility and $620.0 million of Senior Notes.

Liquidity Following the Recapitalization and the Offering

We are highly leveraged and a substantial portion of our liquidity needs arise from debt service on indebtedness incurred in connection with the Recapitalization and from the funding of our costs of operations, working capital and capital expenditures.

As of March 31, 2007, on a pro forma basis after giving effect to the Offering and the use of the net proceeds therefrom, we would have had outstanding approximately $2,778.1 million of total indebtedness. As of March 31, 2007, on a pro forma basis after giving effect to the

Offering and the use of the net proceeds therefrom, interest expense for the three months ended March 31, 2007 would have been $59.0 million.

We rely primarily on cash generated from operations and borrowings under our Senior ABL Facilities to purchase equipment for our rental fleet. As of March 31, 2007, we had a balance of $874.1 million and available borrowings of $483 million related to the revolving portion of the Senior ABL Facilities. The available borrowings were reduced by $62.4 million of outstanding letters of credit and are subject to the maintenance of a sufficient borrowing base under the Senior ABL Facilities. During the three months ended March 31, 2007 we borrowed $16.7 million under the revolving portion of the Senior ABL Facilities and repaid $20.9 million. As of December 31, 2006, we had a balance of $878.2 million and available borrowings of $505 million related to the revolving portion of the Senior ABL Facilities. The available borrowings as of December 31, 2006 were reduced by $41 million of outstanding letters of credit and is subject to our maintenance of a sufficient borrowing base under the Senior ABL Facilities. For further information concerning our Senior ABL Facilities see “Description of Certain Indebtedness—Senior ABL Facilities.” For a discussion of risks related to our reliance on borrowings under our Senior ABL Facilities to purchase equipment, see “Risk Factors—Risks Related to Our Business—Our reliance on available borrowings under our Senior ABL Facilities and cash from operating activities to purchase new equipment subjects us to a number of risks, many of which are beyond our control.”

Also, substantially all of our rental equipment and all our other assets are subject to liens under our Senior ABL Facilities and our Senior Term Facility. None of such assets will be available to satisfy the claims of our general creditors and the holders of the notes.

In May 2007, RSC Holdings completed an initial public offering of 20,833,333 shares of its common stock. Of these shares, 12,500,000 were offered by RSC Holdings and 8,333,333 were offered by Ripplewood, Oak Hill and ACF. RSC Holdings did not receive any of the proceeds from the sale of the shares by Ripplewood, Oak Hill and ACF. The shares of common stock were offered at a price of $22.00 per share. The net proceeds from the Offering, after deducting underwriting discounts and estimated offering expenses, was approximately $255.3 million. The net proceeds from the Offering were used to repay $230.7 million of the Senior Term Facility and an associated prepayment penalty of $4.6 million and a termination fee of $20.0 million related to terminating the monitoring agreement.

We believe that cash generated from operations, together with amounts available under the Senior ABL Facilities, will be adequate to permit us to meet our debt service obligations, ongoing costs of operations, working capital needs and capital expenditure requirements for the foreseeable future. Our future financial and operating performance, ability to service or refinance our debt and ability to comply with covenants and restrictions contained in our debt agreements will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Our business strategy has been and continues to be to grow our business primarily through internal growth and on a stand alone basis. However, potential acquisition and combination opportunities do arise from time to time, and we may consider such opportunities when we become aware of them. If we determine that a particular potential acquisition or combination is worth pursuing, doing so would necessitate changes, and perhaps very considerable changes, in our strategies, operations, goals, balance sheet and structure. A decision to pursue a significant acquisition or combination would also involve significant risks.

Indebtedness Following the Recapitalization and the Offering

On the Recapitalization Closing Date, RSC entered into a series of financing and refinancing transactions. For a description of the Recapitalization, see “Summary—Recent Transactions—The Recapitalization.”

Senior ABL Facilities.  In connection with the Recapitalization, RSC and certain of its parent companies and subsidiaries, as borrower, entered into a senior secured asset based credit facility with Deutsche Bank AG, New York Branch (“DBNY”), as administrative agent, Citicorp North America, Inc. (“Citigroup”), as syndication agent, and the other financial institutions party thereto from time to time. The facility consists of a $1,450 million revolving credit facility and a $250 million term loan facility. For further information concerning the Senior ABL Facilities, see “Description of Certain Indebtedness—Senior ABL Facilities.”

Senior Term Facility.  In connection with the Recapitalization, RSC and certain of its parent companies, as borrower, entered into an up to $1,130 million senior secured second-lien term loan facility with DBNY, as administrative agent, Citigroup, as syndication agent, General Electric Capital Corporation (“GECC”), as co-documentation agent and the other financial institutions as party thereto from time to time. As of March 31, 2007, on a pro forma basis after giving effect to the Offering and the use of the net proceeds therefrom, we would have drawn $899.3 million under this facility. For further information concerning the Senior Term Facility, see “Description of Certain Indebtedness—Senior Term Facility.”

The Notes.  In connection with the Recapitalization, RSC and RSC Holdings III, LLC issued $620 million aggregate principal amount of 9 1/2% senior notes due 2014. The indenture for the notes contains covenants that, among other things, limit the ability of RSC Holdings III, LLC, RSC and its restricted subsidiaries, as described more fully in the indenture, to incur more debt, pay dividends, redeem stock or make other distributions, make investments, create liens, transfer or sell assets, merge or consolidate and enter into certain transactions with affiliates. For further information concerning the Notes, see “Description of the Notes.”

Contractual Obligations

The following table details the contractual cash obligations for debt, operating leases and purchase obligations as of December 31, 2006 on a historical basis and as of December 31, 2006 on a pro forma basis. The pro forma contractual obligations presented below give effect to the Offering and the use of the net proceeds therefrom, as if these transactions occurred as of December 31, 2006. The contractual obligations presented below do not give effect to the contingent earn-out notes. For information regarding the contingent earn-out notes, see “Description of Certain Indebtedness—Contingent Earn-Out Notes” and note 1 to our audited consolidated financial statements included in this prospectus.

	Payments Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in millions)

Historical Contractual Obligations (as of December 31, 2006)
Debt (1)	$2,877.7	$2.5	$5.0	$883.3	$1,986.9
Capital Leases	128.7	29.2	51.7	31.8	16.0
Interest on Debt and Capital Leases (2)	1,595.0	247.6	489.9	478.0	379.5
Operating Leases	153.7	43.5	66.0	34.8	9.4

Total	$4,755.1	$322.8	$612.6	$1,427.9	$2,391.8

Pro Forma Contractual Obligations (after giving effect to the Offering)
Debt (3)	$2,647.0	$2.5	$5.0	$883.3	$1,756.2
Capital Leases	128.7	29.2	51.7	31.8	16.0
Interest on Debt and Capital Leases (2)	1,453.8	227.2	449.0	437.1	340.5
Operating Leases	153.7	43.5	66.0	34.8	9.4

Total	$4,383.2	$302.4	$571.7	$1,387.0	$2,122.1

(1)	Amounts represent the debt incurred pursuant to the Recapitalization.

(2)	Estimated interest for debt for all periods presented is calculated using the interest rate effective as of December 31, 2006 of (i) 7.1% for the Senior ABL Facilities, (ii) 8.86% for the Senior Term Facility, (iii) 0.25% on the $572 million of undrawn capacity under the revolving portion of the Senior ABL Facilities and (iv) 9.50% on the Senior Notes. Principal payments are reflected when contractually required, and no early paydowns are reflected. Capital lease interest is based upon contractually agreed upon amounts.

(3)	Amounts represent the pro forma debt obligations to be outstanding after giving effect to the Offering and the use of the net proceeds therefrom.

Capital Expenditures

The table below shows rental equipment and property and non-rental equipment capital expenditures and related disposal proceeds received for the three months ended March 31, 2007 and for the years ended December 31, 2006, 2005 and 2004.

	Rental Equipment			Property and Non-Rental Equipment
	Gross Capital	Disposal	Net Capital	Gross Capital	Disposal	Net Capital
	Expenditures	Proceeds	Expenditures	Expenditures	Proceeds	Expenditures
	(in millions)

2007 (through March 31)	$100.4	$37.8	$62.6	$7.9	$4.2	$3.7
2006	721.3	191.7	529.6	28.6	16.0	12.6
2005	691.9	217.5	474.4	4.6	16.2	(11.6)
2004	419.9	181.5	238.4	33.5	34.1	(0.6)

	$1,933.5	$628.5	$1,305.0	$74.6	$70.5	$4.1

Quantitative and Qualitative Disclosure About Market Risks

We are potentially exposed to market risk associated with changes in interest rates and foreign currency exchange rates. For more information on these exposures see note 2 to the notes to our unaudited and audited consolidated financial statements included in this prospectus.

Interest Rate Risk

We have a significant amount of debt under the Senior ABL Facilities and Senior Term Facility with a variable rate of interest based generally on LIBOR or an alternate interest rate, in each case, plus an applicable margin (or, in the case of Canadian dollar borrowings under the Senior ABL Facilities, variable borrowing costs based generally on bankers’ acceptance discount rates, plus a stamping fee equal to an applicable margin, or on the Canadian prime rate, plus an applicable margin). Increases in interest rates could therefore significantly increase the associated interest payments that we are required to make on this debt. We have assessed our exposure to changes in interest rates by analyzing the sensitivity to our earnings assuming various changes in market interest rates. Assuming a hypothetical increase of 1% in interest rates on our debt portfolio on a pro forma basis after giving effect to the Offering and the use of the net proceeds therefrom, our net interest expense would have increased by an estimated $5.1 million and $20.2 million for the three months ended March 31, 2007 and for the year ended December 31, 2006, respectively, without taking into account any potential hedging under the instruments governing our debt. Pursuant to the terms of the agreements governing the Senior ABL Facilities and the Senior Term Facility, we may hedge a portion of the floating rate interest exposure thereunder to provide protection in respect of such exposure.

Currency Exchange Risk

The functional currency for our Canadian operations is the Canadian dollar. In 2005, 2006 and the three months ended March 31, 2007, 3.4%, 4.0% and 4.3%, respectively, of our revenues were generated by our Canadian operations. As a result, our future earnings could be affected by fluctuations in the exchange rate between the U.S. and Canadian dollars. Based upon the level of our Canadian operations during the three months ended March 31, 2007 and the years ended December 31, 2006 and 2005 relative to our operations as a whole, a 1% change in this exchange rate would not have a material impact on our earnings.

Inflation

The increased acquisition cost of rental equipment is the primary inflationary factor affecting us. Many of our other operating expenses are also expected to increase with inflation, including health care costs. Management does not expect that the effect of inflation on our overall operating costs will be greater for us than for our competitors.

RSC Holdings Stock Incentive Plan

Our employees, officers and directors participate in the Stock Incentive Plan of RSC Holdings. On November 30, 2006, the Board of RSC Holdings approved the RSC Holdings Stock Incentive Plan, or the “Stock Incentive Plan.” The Stock Incentive Plan provides for the sale of the common stock of RSC Holdings to RSC Holdings’ named executive officers, other key employees and directors as well as the grant of stock options to purchase shares of the common stock of RSC Holdings to those individuals. On May 18, 2007, the Board of RSC Holdings amended the Stock Incentive Plan to provide for the award of performance-based awards, stock appreciation rights, restricted stock, restricted stock units, deferred shares and supplemental units. See “Executive Compensation and Related Information—Compensation Discussion and Analysis—RSC Holdings Stock Incentive Plan.”

Recent Share Purchase by Certain Members of Management

During the last quarter of 2006, RSC Holdings made an equity offering to approximately 20 of our executives. The shares sold and options granted to our executives in connection with this equity offering are subject to and governed by the terms of the Stock Incentive Plan. The offering closed on December 4, 2006 as to all of our executives except Mr. Groman, as to whom the offering closed on December 19, 2006, shortly after he joined us as our General Counsel. In connection with this offering, we sold 987,022 shares at a purchase price of $6.52 per share and granted options to purchase, subject to vesting, up to an additional 4,395,921 shares at an exercise price of $6.52 per share.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN 48 on January 1, 2007 and did not recognize an increase or decrease in the liability for unrecognized tax benefits as a result of the implementation of FIN 48.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies to other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We will be required to adopt SFAS No. 157 in the first quarter of fiscal year 2008. Management is currently evaluating the requirements of SFAS No. 157 and has not yet determined the impact that the adoption of SFAS No. 157 will have on our financial statements.

Prior to January 1, 2006, we applied the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for share appreciation rights issued by ACAB to selected key RSC employees. Effective January 1, 2006, we adopted the modified prospective method of SFAS 123 (revised 2004), Share Based Payment. Under that method, we recognize compensation costs for new grants of share-based awards, awards modified after the effective date, and the remaining portion of the fair value of the unvested awards at the adoption date. As of January 1, 2006, the share appreciation rights were substantially vested. As a result, the adoption of SFAS 123 did not have a material effect on our financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 further requires a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets to be accounted for as a change in accounting estimate affected by a change in accounting principle. On January 1, 2006, we adopted SFAS No. 154. The adoption of SFAS No. 154 did not have a material impact on our financial position or results of operations.

In September 2006, the SEC Staff issued Staff Accounting Bulletin (“SAB 108”), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB 108 is only effective for public companies. We will adopt SAB 108 upon becoming a public company. We do not expect the adoption of SAB 108 to have a material impact on our results of operations, financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. We will be required to adopt SFAS No. 159 in the first quarter of the year ending December 31, 2008. We are assessing the impact of SFAS No. 159 and have not yet determined the impact of its adoption on our results of operations, financial positions or cash flows.

INDUSTRY OVERVIEW

According to industry sources, the equipment rental market in the United States was a $34.8 billion industry in 2006 and experienced an 11% compound annual growth rate between 1990 and 2006. This market is expected to grow to $37.6 billion or by approximately 8% by the end of 2007. The equipment rental industry encompasses a wide range of equipment from small tools to heavy earthmoving equipment, and growth is largely driven by two key factors. First, there is an increasing trend towards renting versus purchasing equipment. The penetration rate for equipment rental in the United States has expanded in line with the increasing recognition of the benefits that equipment rental offers compared to equipment ownership. Industry sources estimate there has been an overall growth in rental industry penetration from 5% of total equipment deployed in 1993 to 35% in 2005. Second, the industry has experienced growth in its primary end-markets, which comprise the non-residential construction and industrial markets.

In 2002 and 2003, industry rental revenues decreased by approximately $1.0 billion from the level reached in 2001. This decrease reflected significant weakness in private non-residential construction activity, which declined by 13.2% in 2002 and by an additional 4.5% in 2003 according to U.S. Census Bureau data. According to U.S. Census Bureau data, private non-residential construction activity increased 5.5% in 2004 compared with 2003, increased 7.2% in 2005 compared to 2004 and increased 16.3% in 2006 compared to 2005. Our industry is particularly sensitive to changes in non-residential construction activity because, to date, this has been the principal end-market for rental equipment. We expect that with a sustained rebound in non-residential construction, our industry will continue its long-term growth trend. During the last down cycle we and other major competitors were able to cut capital expenditures and generate free cash flow. We believe any potential downturn in the market is not expected to be as severe as the 2001 to 2003 period, characterized by significant depression of rental rates and capacity utilization due to weak end-market demand, fleet overcapacity and softening used equipment prices. We believe the equipment rental industry has evolved into a more disciplined industry, with improved fleet management and more disciplined pricing.

The equipment rental industry remains highly fragmented, with large numbers of companies operating on a regional or local scale. The top 10 companies combined accounted for less than 30% of the market by 2006 rental revenues. We expect the larger rental companies to increase their market share by continuing to offer for rent a wide range of high quality and reliable equipment. The outlook for the equipment rental industry is expected to remain strong, due to positive macroeconomic factors such as:

•	the continuing trend toward rental instead of ownership;

•	continued growth in non-residential construction spending, which is expected to grow 9.5% in 2007; and

•	increased capital investment by industrial companies.

BUSINESS

Our Company

We are one of the largest equipment rental providers in North America. As of March 31, 2007, we operate through a network of 459 rental locations across ten regions in the United States and parts of Canada. We believe we are the first or second largest equipment rental provider in the majority of the regions in which we operate. During the eighteen months ended March 31, 2007, we serviced approximately 470,000 customers primarily in the non-residential construction and industrial markets. For the year ended December 31, 2006 and the three months ended March 31, 2007, we generated approximately 83% and 86%, respectively, of our revenues from equipment rentals, and we derived the remaining 17% and 14%, respectively, of our revenues from sales of used equipment and other related items. We believe our focus on high margin rental revenues, active fleet management and superior customer service has enabled us to achieve significant market share gains exclusively through organic growth while sustaining attractive returns on capital employed. Through March 31, 2007, we experienced 15 consecutive quarters of positive same store, year-over-year rental revenue growth with same store rental revenue growth of approximately 12%, 18%, 19% and 13% and operating income growth of approximately 76%, 44%, 31% and 12% in 2004, 2005, 2006 and the three months ended March 31, 2007, respectively.

We rent a broad selection of equipment, mainly to industrial and non-residential construction companies, ranging from large equipment such as backhoes, forklifts, air compressors, scissor lifts, booms and skid-steer loaders to smaller items such as pumps, generators, welders and electric hand tools. As of March 31, 2007, our rental fleet had an original equipment cost of $2.4 billion covering over 1,400 categories of equipment. We strive to differentiate our offerings through superior levels of equipment availability, reliability and service. The strength of our fleet lies in its age, condition and diversity. We believe our fleet is the youngest and best serviced in the industry among our key competitors, with an average fleet age of 25 months as of March 31, 2007. Our young fleet age provides us with significant management flexibility, and we actively manage the condition of our fleet to provide customers with well maintained and reliable equipment and to support our premium pricing strategy. Our disciplined fleet management strategy enables us to maintain pricing discipline and optimize fleet utilization and capital expenditures. As a result, we have a high degree of equipment sharing and mobility within regions. This enables us to increase equipment utilization and react quickly to adjust the fleet size to changes in customer demand. In addition to our equipment rental operations, we sell used equipment, parts, merchandise and supplies for maintenance, repair and operations.

For the three months ended March 31, 2007, we generated revenues, income before provision for income taxes and net income of $406.3 million, $33.3 million and $20.2 million, respectively. For the three months ended March 31, 2006, we generated revenues, income before provision for income taxes and net income of $385.9 million, $43.8 million and $28.2 million, respectively. For the year ended December 31, 2006, we generated revenues, income before income taxes and net income of $1,652.9 million, $223.7 million and $137.2 million, respectively. For the year ended December 31, 2005, we generated revenues, income before income taxes and net income of $1,460.8 million, $187.6 million and $121.1 million, respectively.

Corporate History

RSC Holdings, our parent company, formerly known as Atlas Copco North America, Inc., acquired Prime Service, Inc. in 1997. In 1998, Rental Service Corporation acquired Canadian rental equipment business Fasco Rentals Ltd. and was itself acquired by RSC Holdings in 1999. In 2001, RSC Holdings merged the operations of Prime Service, Inc. and Rental Service Corporation to form RSC. As of the Recapitalization Closing Date, ACAB had transferred the legal entities owned by RSC Holdings (other than RSC Equipment Rental of Canada Ltd., formerly known as Rental Service Corporation of Canada Ltd., the limited liability companies formed in connection with the Recapitalization and RSC) and the Prime Energy division, which is in the business of renting and selling oil-free compressor equipment, to affiliates of ACAB. In connection with the Recapitalization, Ripplewood and Oak Hill each acquired 42.735% of the issued and outstanding capital stock of RSC Holdings. We are an indirectly wholly-owned subsidiary of RSC Holdings. See “Recent Transactions—The Recapitalization.”

Competitive Strengths

We believe that the following strengths provide us with significant competitive advantages and the opportunity to achieve continued growth and profitability:

Leading North American Equipment Rental Provider with National Footprint and Significant Scale

We are one of the largest equipment rental providers in North America and we believe we are the largest or second largest equipment rental provider in the majority of the regions in which we operate. As of March 31, 2007, we operate through a network of 459 rental locations in 39 U.S. states and 4 Canadian provinces. Our scale and strong national footprint enable us to effectively service our customers in multiple geographic locations as well as our customers with exclusively local needs. In addition, the depth and breadth of our offerings enable us to service the majority of the equipment rental needs of our customers across multiple market segments. We believe that our broad geographical footprint reduces the impact of regional economic downturns and seasonal fluctuations in demand, and enables us to take advantage of growth opportunities, including those arising from the fragmented nature of the U.S. equipment rental industry. In addition, we believe our size and market presence allow us to achieve economies of scale in capital investment.

High Quality Rental Fleet

We believe our diverse equipment fleet is the youngest, best maintained and most reliable in the industry among our key competitors. At March 31, 2007, our rental fleet had an original equipment cost of approximately $2.4 billion and an average fleet age of 25 months, compared to $1.7 billion and 44 months, respectively, at the end of 2003. We employ a rigorous preventive maintenance and repair program to maximize the reliability, utilization and useful life of our fleet. In December 2006 and in March 2007, 97.7% and 98.1%, respectively, of our fleet was current on its manufacturer’s recommended preventive maintenance, resulting in high fleet reliability levels and high levels of our fleet being available to customers for rent. Because our fleet is young, well maintained and reliable, we expect to be able to support our premium pricing strategy and broaden our customer base. In addition, we believe that our fleet’s young age and condition enable us to withstand cyclical downturns in our industry better than our competitors due to our ability to reduce capital expenditures on new equipment without any compromise in quality.

Highly Disciplined Fleet Management and Procurement Process

Our highly disciplined approach to acquiring, deploying, sharing, maintaining and divesting fleet represents a key competitive advantage and is the main reason that we believe we lead the industry in profitability and return on invested capital. As of March 31, 2007, we invested approximately $2.2 billion in new fleet since the beginning of 2003 to meet customer demand and to optimize the diversity and condition of our fleet. Our fleet utilization increased from 61% for the year ended December 31, 2002 to 72% for the year ended December 31, 2006 and was 70% for the three months ended March 31, 2007. Our centralized fleet management strategy is a key driver of the success of our fleet management process. Our strategy facilitates the fluid transfer of our fleet among regions to adjust to local customer demand. We base our equipment investment decisions on locally forecasted quarterly rental revenues, target utilization levels and targeted rental rates. Our corporate fleet management approves fleet investments if the investments are projected to meet pre-specified return thresholds and the requirements cannot be satisfied through fleet redeployment. In addition, we utilize advanced management information systems to continuously monitor the profitability of our equipment fleet and our branches, including customer and transaction data, such as equipment rental rates and utilization. We also seek to maintain a disciplined and consolidated approach to supplier vendor negotiations by making equipment purchases continuously throughout the year rather than through long-term purchase agreements. By avoiding long-term supply contracts and placing equipment orders on a monthly basis, we are better able to manage the size of the fleet, profitably grow market share and make real-time decisions based on efficiency and return requirements.

Superior Customer Service

Senior management is committed to maintaining a customer focused culture. We spend significant time and resources to train our personnel to effectively service our customers. We utilize innovative service offerings, including Total Control, a proprietary software system available to customers for management of their rented and owned equipment fleet and services, and an in-house 24/7 call center. We also maintain a proprietary dispatch system combined with a global positioning system equipped truck fleet for efficient delivery and pick-up processes. We regularly solicit feedback from our customers through focus groups and telephone surveys with approximately 23,000 calls to customers. We believe that these customer initiatives help support our premium pricing strategy, and we estimate that a substantial portion of our total revenues for the year ended December 31, 2006 and the three months ended March 31, 2007 was derived from existing customers.

Diverse and Stable Customer Base

We serviced approximately 470,000 customers during the eighteen months ended March 31, 2007, primarily in the non-residential construction and industrial markets, and customers from these markets accounted for 94% of our total revenues for both the year ended December 31, 2006 and the three months ended March 31, 2007. Our customers represent a wide variety of industries, such as non-residential construction, petrochemical, paper/pulp and food processing. We have long and stable relationships with most of our customers, including relationships in excess of 10 years with the majority of our top 20 customers. We continue to diversify our customer base by growing our long-standing presence in the industrial market. During both the year ended December 31, 2006 and the three months ended March 31, 2007, no one customer accounted for more than 1.4% of our total revenues. Additionally, our top 10 customers combined represented approximately 6.8% and 8.1% of our total revenues for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

Decentralized Organizational Structure Drives Local Business

We believe our ability to respond quickly to our customers’ demands is a key to profitable growth. Our highly decentralized organizational structure facilitates our ability to effectively service our customers in each of our local markets. We are organized in three geographic divisions across the United States and parts of Canada and operate in 10 regions across those divisions. Each of our 10 regions has a regional vice president responsible for operations and profitability and each region is split into districts headed by district managers typically overseeing five to six stores, each managed by a store manager. Compensation for our field managers is based on local results, meeting targeted operating margins and rental revenue growth. Accountability is maintained on a daily basis through our information systems, which provide real time data on key operational and financial metrics, and monthly reviews of financial performance. We also conduct formal management review meetings every four months to assess operational and financial objectives, develop near-term strategy and discuss personnel development. Since 2001, we have focused exclusively on organic growth, resulting in same store rental revenue growth of approximately 12% in 2004, 18% in 2005, 19% in 2006 and 13% in the three months ended March 31, 2007.

Experienced and Proven Management Team

Our senior and regional management team has significant experience operating businesses in capital intensive industries and a successful track record of delivering strong financial results and significant operational efficiencies. Since 2001, our management team has transformed our operational and financial performance by focusing on capital efficiency and returns, investments in human and capital resources, brand development and the redesign and implementation of significantly improved internal processes, including processes for managing our fleet, operating our stores and pricing our offerings. Our current management team led the effort to decentralize the business into ten regions, allowing regional leadership to take responsibility for regional profit and loss, thereby improving customer service and results. Under our management team’s leadership, our operating income margins increased from 10.4% in 2003 to 25.4% in 2006 and were 24.0% in the three months ended March 31, 2007. Supporting our management team’s initiatives is a highly motivated and experienced group of regional vice presidents with an average of approximately 17 years of industry experience.

Business Strategy

Increase Market Share and Pursue Profitable Growth

We believe that our high quality fleet, large scale and national footprint and superior customer service position us to continue to gain market share and increase our market penetration in the highly fragmented U.S. equipment rental market. We intend to take advantage of the opportunities for profitable growth within the North American equipment rental market by:

•	continuing to drive the profitability of existing stores and pursuing same store growth;

•	continuing to invest in and maintain our high quality fleet to meet local customer demands;

•	leveraging our reputation for superior customer service to increase our customer base;

•	opening new stores in targeted growth markets, many of which will be adjacent to current operations, which will allow us to leverage existing infrastructure and customer relationships;

•	increasing our presence in complementary rental and service offerings, many of which can be offered from our existing locations and provide incremental opportunities to increase same store revenues, margins and return on investment;

•	continuing to align incentives for local management teams with both profit and growth targets; and

•	pursuing selected acquisitions in attractive markets, subject to economic conditions.

Further Drive Profitability, Cash Flow and Return on Capital

We believe there are opportunities to further increase the profitability of our operations by continuing to:

•	focus on the higher margin rental business;

•	actively manage the quality, reliability and availability of our fleet and offer superior customer service, which supports our premium pricing strategy;

•	evaluate each new investment in fleet based on strict return guidelines;

•	deploy and allocate fleet among our operating regions based on pre-specified return thresholds to optimize utilization; and

•	use our size and market presence to achieve economies of scale in capital investment.

Further Enhance Our Industry Leading Customer Service

We believe that our position as a leading provider of rental equipment to our customers is driven in large part by our superior customer service and our reputation for such service. We intend to maintain our reputation, which we believe will allow us to further expand our customer base and increase our share of the fragmented U.S. equipment rental market, by continuing to:

•	meet our customers’ demands for superior fleet quality, availability and reliability;

•	recruit, train and retain a high quality work force able to forge strong relationships with customers;

•	provide customers with comprehensive and responsive service, including through our in-house 24/7 call center; and solicit customer feedback through focus groups and customer satisfaction telephone surveys to continuously improve our customer service.

Business

Our business is focused on equipment rental and includes sales of used rental equipment and sales of merchandise that is tied to the use of our rental equipment.

We offer for rent over 1,400 categories of equipment on an hourly, daily, weekly or monthly basis. The type of equipment that we offer ranges from large equipment such as backhoes, forklifts, air compressors, scissor lifts, booms and skid-steer loaders to smaller items such as pumps, generators, welders and electric hand tools. Our rental revenues grew from $899.2 million in 2003 to $1,368.7 million in 2006, representing a compound annual growth rate of 15.0%, and we have grown significantly in Canada, with a 38% compound annual growth rate over the same period.

We routinely sell used rental equipment and invest in new equipment to manage the age, size and composition of our fleet and to adjust to changes in demand for specific rental products. We realize what we believe to be attractive sales prices for our used equipment due to our rigorous preventive maintenance program. We sell used rental equipment primarily through our existing branch network and, to a lesser extent through other means, including through third parties such as equipment auctions and brokers.

As a convenience for our customers, we offer for sale a broad selection of contractor supplies, including safety equipment such as hard hats and goggles, consumables such as blades and gloves, tools such as ladders, and shovels and certain other ancillary products. We also sell a small amount of new equipment. In 2006, our revenues from merchandise was $92.5 million, representing 5.6% of total revenues, down from 7.0% of revenues for 2005. Revenues from merchandise was $20.6 million for the three months ended March 31, 2007 representing 5.1% of total revenues and down from 6.4% of revenues for the three months ended March 31, 2006. This reduction of revenues from sales of merchandise reflects our shift of capital and human resources to and focus on our more profitable core rental operations, which has allowed us to grow our operating margins from 10.4% in 2003 to 25.4% for 2006 and 24.0% in the three months ended March 31, 2007.

Operations

We are organized into three geographic divisions and operate in 10 regions across those divisions. Each of these regions is headed by a regional vice president. Our operating regions typically have eight to 10 districts headed by a district manager overseeing five to six rental location stores and each store is managed by a store manager. Our Canadian region has five districts and 20 rental locations. Operating within guidelines established and overseen by our executive management, regional and district personnel are able to make decisions based on the needs of their customers. Our executive management conducts monthly operating reviews of regional performance and also holds three formal meetings with representatives of each operating region per year. These meetings encompass operational and financial reviews and talent assessment, leadership development and regional near-term strategy. Regional vice presidents, district managers and store managers are responsible for management and customer service in their respective areas and are directly responsible for the financial performance of their respective region, district and store, and their variable compensation is tied to the profitability of their area.

Customers

We have long and stable relationships with most of our customers, including relationships in excess of 10 years with the majority of our top 20 customers. We have steadily increased our account activations per month over several years and during the eighteen months ended March 31, 2007, we serviced approximately 470,000 customers, primarily in the non-residential construction and industrial markets. During both the year ended December 31, 2006 and the three months ended March 31, 2007, no one customer accounted for more than 1.4% of our total revenues. Additionally, our top 10 customers combined represented approximately 6.8% and 8.1% of our total revenues for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively. We do not believe the loss of any one customer would have a material adverse effect on our business.

We have a diversified customer base consisting of two major end-markets, non-residential construction, and industrial. We also have customers in the residential construction end-market. Our customer mix across the regions is similar except for the Southern and Canadian regions which have a higher share of industrial customers. Our customers represent a wide variety of industries, such as non-residential construction, petrochemical, paper/pulp and food processing. Serving a number of different industries enables us to reduce our dependence on a single or limited number of customers in the same business and somewhat reduces our dependence on construction cycles and the seasonality of our revenues.

Customers from the non-residential construction and industrial markets accounted for 94% of our total revenues for both the year ended December 31, 2006 and the three months ended March 31, 2007. Non-residential construction customers vary in size from national and regional to local companies and private contractors and typically make use of the entire range of rental equipment and supplies that we offer. Non-residential construction projects vary in terms of length, type of equipment required and location requiring responsive and flexible services.

Industrial customers are largely geographically concentrated along the Gulf Coast of the United States, as well as in industrial centers such as Chicago and Fort McMurray in Alberta, Canada. Many of our largest accounts are oil and petrochemical facilities that require rental services grouped into the following activities:

•	“run and maintain,” which relates to day to day maintenance;

•	“turnaround,” which relates to major planned general overhaul of operations; and

•	“capital projects,” which relate to any expansion or modification work.

In our experience, industrial customers engage in long-term service contracts with trusted suppliers to meet their equipment requirements. In order to capitalize on this trend, we operate rental yards on-site at the facilities of some of our largest industrial customers pursuant to three to five year contracts that may be cancelled by either party upon 30 days’ notice. Under these contracts, we typically agree to service all of our customers’ equipment rental needs, including products we do not typically rent. We have also developed a proprietary software application, Total Control®, which provides our industrial clients with a single in-house software application that enables them to monitor and manage all their rental and off-rental equipment. This software can be integrated into the customers’ enterprise resource planning system.

Residential construction customers are located throughout the country and accounted for 6% of our total revenues for both the year ended December 31, 2006 and the three months ended March 31, 2007. These customers have less frequent rental needs, often over weekends, and typically rent smaller equipment and tools.

Customer Service.  To ensure prompt response to customer needs, we operate a 24/7 in-house call center, which we believe gives us a competitive advantage because few of our competitors provide this service. Our in-house call center staff is highly trained and has access to all databases providing clients with best-in-class service. Additionally, customers have full access to all company employees on call, enabling appropriate support at any time. We also pursue a number of initiatives to assess and enhance customer satisfaction. With the assistance of professional research firms, we conduct customer focus groups to assess brand awareness and overall service quality perception. In addition, we contact approximately 23,000 of our customers annually to determine their overall satisfaction levels. We also test the quality of our service levels by recording randomly selected phone calls with customers for coaching opportunities and to evaluate courtesy and staff knowledge.

Fleet

As of March 31, 2007, our rental fleet had an original equipment cost of $2.4 billion covering over 1,400 categories of equipment. Rental terms for our equipment vary depending on the customer’s needs, and the average rental term in the twelve month period ended December 31, 2006 was between nine and ten days. We believe that the size of our purchasing program and importance of our business to our suppliers allows us to purchase fleet at favorable prices and on favorable terms. We believe that our highly disciplined approach to acquiring, deploying, sharing, maintaining and divesting fleet represents a key competitive advantage and is one of the main reasons that we lead the industry in profitability and returns on invested capital. The following table provides a breakdown of our fleet in terms of original cost as of March 31, 2007.

% of
Equipment Rental Fleet Breakdown	Total

Aerial Work Platform (AWP) booms	29.4
Fork lifts	22.7
Earth moving	18.9
AWP scissors	10.8
Trucks	3.9
Air	3.4
Generators/Light towers	2.8
Compaction	2.6
Other	5.5

Fleet Management Process.  We believe that our disciplined fleet management process, with its focus on capital efficiency whereby new investments are evaluated on strict return guidelines and at a local level, enables us to maintain optimal fleet utilization. Consistent with our decentralized operating structure, each region is responsible for the quality of its allocated fleet, providing timely fleet maintenance, fleet movement and fleet availability. This process is led by regional fleet directors who make investment/divestment decisions within strict return on investment guidelines. Fleet requirements are first determined at a local level and are then evaluated for potential internal equipment reallocation on a district or regional level. Local revenues are forecasted on a store-by-store basis on the basis of targeted utilization and rental rates. Regional vice presidents use this information to develop near term regional customer demand estimates and appropriately allocate investment requirements. As a result of this process, our fleet time utilization has increased from 61% for the year ended December 31, 2002 to 72% for the year ended December 31, 2006 and was 70% for the three months ended March 31, 2007.

The regional fleet process is overseen by our corporate fleet management, which is responsible for the overall allocation of the fleet among and between the regions. We evaluate all electronic investment requests by regional fleet directors and develop and enforce a ceiling for the fleet size for each region based on short-term local outlook, return and efficiency requirements and need at the time, and identifies underutilized equipment for sale.

Corporate fleet management will accept a new capital investment request only if such investment is deemed to achieve a pre-specified return threshold and if the request cannot be satisfied through internal fleet reallocation. Divestments or fleet transfers are implemented when the fleet generates returns below the pre-specified threshold. If corporate fleet management cannot identify a need for a piece of equipment in any region, the equipment is targeted for sale. We realize what we believe to be attractive sales prices for our used equipment due to our rigorous preventive maintenance program. We sell used rental equipment primarily through our existing branch network and, to a lesser extent through other means, including through third parties such as equipment auctions and brokers.

We also continuously monitor the profitability of our equipment through our information management systems. Each piece of equipment is tracked and evaluated on a number of performance criteria, including time utilization rate, average billing rate, preventive maintenance, age and, most importantly, return on investment. We utilize this data to help guide the transfer of equipment to locations where the highest utilization rates, highest prices and best returns can be achieved. We have a strategic pricing team fully dedicated to developing optimal pricing strategies for rental equipment. Pricing decisions are done on a local level to reflect current market conditions. Daily reports, which allow for review of agreements by customer or contract, enable local teams to monitor trends and limit heavy discounting that can suppress rental rates. We conduct continuous training to educate store managers and sales people on how to keep rental rates high by providing excellent customer service, adjusting the fleet size and improving utilization. As a result, rental rates have demonstrated strong growth and average discounts on rentals have declined significantly over the last few years.

We have also made proprietary improvements to our information management systems, such as integrating our maintenance and reservation management systems which prioritizes equipment repairs based on customer reservations and time in shop. The majority of major repairs are outsourced to enable RSC to focus on maintenance and parts replacement. We have also implemented a rigorous preventive maintenance program that increases reliability, decreases maintenance costs, extends the equipment’s useful life and improves fleet availability and the ultimate sales price we realize on the sale of used equipment. These initiatives have resulted in a reduction of unavailable fleet as a percentage of total fleet from 28% in the first quarter of 2001 to 8% in the first quarter of 2007 (or a reduction of approximately $401 million). This improvement enabled us to reduce the capital expenditure requirements necessary to grow our business by approximately $657 million during that period. In addition, in December 2006 and March 2007, 97.7% and 98.1%, respectively, of our fleet was current on its manufacturer’s recommended preventive maintenance, and maintenance costs as a percentage of rental revenues decreased from 9.6% in 2003 to 7.5% for 2006 and were 7.3% for the three months ended March 31, 2007.

Fleet Procurement.  We believe that our size and focus on long-term supplier relationships enable us to purchase equipment directly from manufacturers at favorable prices and on favorable terms. We do not enter into long-term purchase agreements with equipment suppliers because we wish to preserve our ability to respond quickly and beneficially to changes in demand for rental equipment. To ensure security of supply, we do, however, maintain non-binding arrangements with our key suppliers whereby we provide a forecast of our anticipated fleet needs for the coming year so that our suppliers can plan their production capacity needs. Accordingly, original equipment manufacturers deliver equipment to our facilities based on our current needs in terms of quantity and timing. We have negotiated favorable payment terms with the majority of our equipment suppliers. We believe that our ability to purchase equipment on what we believe are favorable terms represents a key competitive advantage afforded to us by the scale of our operations.

Over the last several years, we have reduced the number of suppliers from which we purchase rental equipment to two suppliers each for almost all major equipment categories that we offer for rent. We believe that we could readily replace any of our existing suppliers if it were no longer advantageous to purchase equipment from them. Our major equipment suppliers include JLG, Genie, Skyjack and John Deere. In 2006, we purchased $721.3 million of new rental equipment compared to $691.9 million and $419.9 million in 2005 and 2004, respectively. During the three months ended March 31, 2007, our new rental equipment purchases declined to $100.4 million from $174.7 million for the three months ended March 31, 2006.

Fleet Age.  We believe our diverse equipment fleet is the youngest, best maintained and most reliable in our industry among our key competitors. From January 2005 to March 31, 2007, the average age of our fleet declined from 39.8 months to 25 months. Through our fleet management process discussed above under “—Fleet Management Process,” we actively manage the condition of our fleet to provide customers with well maintained and reliable equipment and to support our premium pricing strategy.

Sales and Marketing

We market our products and services through:

•	a store-based sales force operating out of our network of local stores;

•	local and national advertising efforts; and

•	our self-service, web-based solution: RSC Online®.

Sales Force.  We believe that our sales force is one of the industry’s most productive and highly trained. As of March 31, 2007, we had an inside sales team performing a variety of functions such as handling inbound customer rental requests and servicing customers at the stores and outside sales employees servicing existing customers and soliciting new business on construction or industrial sites. Our sales force uses a proprietary territory management software application to target customers in their specific area, and we develop customized marketing programs for use by our sales force by analyzing each customer group for profitability, buying behavior and product selection. All members of our sales force are required to attend frequent in-house training sessions to develop product and application knowledge, sales techniques and financial acumen. Our sales force is supported by regional sales and marketing managers.

RSC Online®.  We provide our customers with a self-service, web-based solution: RSC Online®. Our customers can reserve equipment online, consult reports, use our report writer tool to create customized reports, terminate rental equipment reservations, schedule pick-ups and make electronic payments 24 hours a day, seven days a week. In addition, we maintain a home page on the Internet (http://www.rscrental.com) that includes a description of our products and services, our geographic locations and our online catalogue of used rental equipment for sale, as well as live 24/7 “click to chat” support.

Information Systems

We operate a highly customized rental information management system through which key operational and financial information is made available on a daily basis. Our executive management team uses this information to monitor current business activities closely, looking at customer trends and proactively responding to changes in the marketplace. Our enterprise resource management system is comprised of software licensed from Wynne Systems, Inc. and a number of proprietary enhancements covering amongst others, financial performance, fleet utilization, service, maintenance and pricing. The system fully integrates all store operations such as rentals, sales, service and cash management, with the corporate activities including finance, fixed asset and inventory management. All rental transactions are processed real-time through a centralized server and the system can be accessed by any employee at the point of sale to determine equipment availability, pricing and other customer specific information. In addition, we utilize Lawson Associates Inc. software for our general ledger and human resources information systems, and we outsource a limited number of other functions, such as payroll functions. Primary business servers are outsourced to IBM, including the provision of a disaster recovery system.

Members of our management can access all of these systems and databases throughout the day at all of our locations or through the Internet via a secure key to analyze items such as:

•	fleet utilization and return on investment by individual asset, equipment category, store, district or region;

•	pricing and discounting trends by store, district, region, salesperson, equipment category or customer;

•	revenue trends by store, district, region, salesperson, equipment category or customer; and

•	financial results and performance of stores, districts, regions and the overall company.

We believe that our use of information technology is a key component in our successful performance and that continued investment in this area will help us maintain and improve upon our customer satisfaction, responsiveness and flexibility.

Intellectual Property

We have registered or are in the process of registering the marks RSC and RSC Equipment Rental and certain other trademarks in the United States and Canada. We have not registered all of the trademarks we own and use in the business. Generally, registered trademarks have perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. While we have not registered any copyrightable aspects of RSC Online, we believe that our use of contractual provisions and confidentiality procedures provide adequate protection of our rights in such software.

Competition

The equipment rental industry is highly competitive and highly fragmented, with large numbers of companies operating on a regional or local scale. Our competitors in the equipment rental industry range from other large national companies to small regional and local businesses. The number of industry participants operating on a national scale is, however, much smaller. We are one of the principal national-scale industry participants in the United States and Canada. In the United States and Canada, the other national-scale industry participants are United Rentals, Inc., Hertz Equipment Rental Corporation and Sunbelt Rentals. Certain of our key regional competitors are Neff Rental, Inc., Ahern Rentals, Inc. and Sunstate Equipment Co. A number of individual Caterpillar dealers also participate in the equipment rental market in the United States and Canada.

Competition in the equipment rental industry is intense, and is defined by equipment availability, price and service. Our competitors, some of which may have access to substantial capital, may seek to compete aggressively on the basis of pricing or new fleet availability. To the extent that we choose to match our competitors’ downward pricing, it could have a material adverse impact on our results of operations. To the extent that we choose not to match or remain within a reasonable competitive distance from our competitors’ pricing, it could also have an adverse impact on our results of operations, as we may lose rental volume.

Employees

As of March 31, 2007, we had 5,214 employees. Employee benefits in effect include group life insurance, hospitalization and surgical insurance and a defined contribution pension plan. Labor contracts covering the terms of employment of approximately 120 of our employees are presently in effect under nine collective bargaining agreements with local unions relating to 21 separate rental locations in seven states. We may be unable to negotiate new labor contracts on terms advantageous to us or without labor interruptions. We have had no material work stoppage as a result of labor problems during the last six years. We believe our labor relations to be good.

Regulatory Matters

Environmental, Health and Safety Matters

Our operations are subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations. These laws regulate releases of petroleum products and other hazardous substances into the environment as well as storage, treatment, transport and disposal of wastes, wastewater, stormwater and air quality and the remediation of soil and groundwater contamination. These laws also regulate our ownership and operation of tanks used for the storage of petroleum products and other regulated substances.

We have made, and will continue to make, expenditures to comply with environmental laws and regulations, including, among others, expenditures for the investigation and cleanup of contamination at or emanating from currently and formerly owned and leased properties, as well as contamination at other locations at which our wastes have reportedly been identified. Some of these laws impose strict and in certain circumstances joint and several liability on current and former owners or operators of contaminated sites for costs of investigation and remediation. We cannot assure you that compliance with existing or future environmental, health and safety requirements will not require material expenditures by us or otherwise have a material adverse effect on our consolidated financial position, results of operations or cash flow.

We are currently investigating and remediating contamination at several current and former facilities. As of March 31, 2007, we have accrued approximately $2.0 million for environmental liabilities, which relate primarily to obligations to investigate and remediate soil and groundwater contamination at various current and former facilities, which contamination may have been caused by historical operations (including operations conducted prior to our involvement at a site) or releases of regulated materials from underground storage tanks or other sources.

We rely heavily on outside environmental engineering and consulting firms to assist us in complying with environmental laws. While our environmental, health and safety compliance costs are not expected to have a material impact on our financial position, we do incur significant costs to purchase and maintain wash racks and storage tanks and to minimize releases of regulated materials from such sources.

Transportation, Delivery and Sales Fleet

We lease at variable interest rates vehicles we use for transportation and delivery of fleet equipment and vehicles used by our sales force under capital leases with leases typically ranging from 48 to 96 months. Our delivery fleet includes tractor trailers, delivery trucks and service vehicles. The vehicles used by our sales force are primarily pickup trucks. Capital lease obligations amounted to $135.9 million, $128.7 million and $98.8 million at March 31, 2007, December 31, 2006 and December 31, 2005, respectively, and we had 3,918 units, 3,844 units and 3,528 units leased at March 31, 2007, December 31, 2006 and December 31, 2005, respectively.

Properties

As of March 31, 2007, we operated through a network of 459 rental locations. Of these locations, 439 were in the United States and 20 were in Canada. We operated 455 and 447 rental locations as of December 31, 2006 and 2005, respectively. We lease the real estate for all but four of our locations. The majority of our leases are for five year terms with renewal options.

Our rental locations are generally situated in industrial or commercial zones. The typical location is approximately 7,500 square feet in size, located on approximately 2.0 acres and includes a customer service center, an equipment service area and storage facilities for equipment. In 2006, we have expanded our network of equipment rental locations, adding 13 new locations in the United States and one in Canada. In 2007, we intend to open approximately 20 new stores.

Our corporate headquarters are located in Scottsdale, Arizona, where we occupy approximately 36,700 square feet under a lease that expires in 2012.

Legal Proceedings

We are party to legal proceedings and potential claims arising in the ordinary course of our business, including claims related to employment matters, contractual disputes, personal injuries and property damage. In addition, various legal actions, claims and governmental inquiries and proceedings are pending or may be instituted or asserted in the future against us and our subsidiaries.

Litigation is subject to many uncertainties, and the outcome of the individually litigated matters is not predictable with assurance. It is possible that certain of the actions, claims, inquiries or proceedings could be decided unfavorably to us or any of our subsidiaries involved. Although the amount of liability with respect to these matters cannot be ascertained, potential liability in excess of related accruals and available indemnification is not expected to materially affect our consolidated financial position, results of operations or cash flows.

Pursuant to the Recapitalization Agreement, and subject to certain limitations set forth therein, ACAB and ACF have agreed to indemnify RSC Holdings and its subsidiaries against and defend us from all losses, including costs and reasonable expenses, resulting from claims related to the Recapitalization, our business and our former businesses, including, without limitation: claims alleging exposure to silica and asbestos; the transfer of certain businesses owned by RSC Holdings but not acquired by the Sponsors in connection with the Recapitalization; certain employee-related matters; any activities, operations or business conducted by RSC Holdings or any of its affiliates other than our business; and certain tax matters. ACAB’s and ACF’s indemnity for claims related to alleged exposure to silica entitles us to coverage for one half of all silica related losses until the aggregate amount of such losses equals $10 million and to coverage for such losses in excess of $10 million until the aggregate amount of such losses equals $35 million. ACAB’s and ACF’s general indemnity for breach of representations and warranties related to our business covers aggregate losses in excess of $33 million, excluding any individual loss of less than $75,000, and the maximum we can recover is 20% of the Recapitalization Purchase Price, as adjusted in accordance with the Recapitalization Agreement. ACAB and ACF may not have sufficient assets, income and access to financing to enable them to satisfy their indemnification obligations under the Recapitalization Agreement or that they will continue to honor those obligations. If ACAB or ACF do not satisfy or otherwise honor their obligations, we may be liable for any damages awarded in connection with a successful action brought against us and may have to assume the defense of such claims. Any failure by ACAB or ACF to perform these obligations could have a material adverse effect on us.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and positions of our directors and executive officers as of July 30, 2007.

Name	Age	Position

Erik Olsson	44	President, Chief Executive Officer and Director
Keith Sawottke	50	Senior Vice President and Chief Financial Officer
Homer Graham	55	Senior Vice President of Operations
Charles Foster	47	Senior Vice President of Operations
David Ledlow	48	Senior Vice President of Operations
Joseph Turturica	40	Senior Vice President and Chief People Officer
Kevin Groman	37	Senior Vice President, General Counsel and Corporate Secretary
Phillip Hobson	40	Senior Vice President, Corporate Operations
Denis Nayden	53	Director, Chairman of the Board
Timothy Collins	50	Director
Edward Dardani	45	Director
Douglas Kaden	35	Director
Christopher Minnetian	38	Director
John R. Monsky	48	Director
James Ozanne	63	Director
Scott Spielvogel	34	Director
Donald Wagner	44	Director
Mark Cohen	58	Director

Erik Olsson has served as President and Chief Executive Officer of RSC since August 2006. Mr. Olsson joined RSC in 2001 as Chief Financial Officer and in 2005 became RSC’s Chief Operating Officer. During the 13 years prior to 2001, Mr. Olsson held various senior financial management positions at Atlas Copco Group in Sweden, Brazil and the United States, most recently serving as Chief Financial Officer for Milwaukee Electric Tool Corporation in Milwaukee, Wisconsin, an Atlas Copco Group owned company at that time, from 1998 to 2000.

Keith Sawottke has served as Senior Vice President and Chief Financial Officer of RSC since 2005. Mr. Sawottke served as RSC’s Vice President of Finance and Accounting from 2002 through 2005, and as its Controller from 2001 to 2002. Prior to joining RSC, Mr. Sawottke held financial management positions with MicroAge Technologies Services, Inc., Russcor Technology, Inc., Pacific Atlantic Systems Leasing, Inc. and Bell Atlantic Systems Leasing, Inc., and was an auditor with Arthur Andersen and Co.

Homer Graham has served as Senior Vice President, Operations (Northeast, Midwest and Great Lakes Regions) of RSC since 2006. Mr. Graham joined Rental Service Corporation, a predecessor to RSC, in 1998, holding various field management positions, serving most recently as Regional Vice President for the Northeast Region. Prior to joining RSC, Mr. Graham served as a general manager for Approved Equipment Company, later acquiring the company and operating it for 18 years.

Charles Foster has served as Senior Vice President, Operations (Southeast, Southern and Texas Regions) of RSC since 2006. Mr. Foster joined the corporation in 1984 as a management trainee of Prime Equipment, a predecessor to Prime Service, Inc., which merged into Rental Service Corporation to form RSC. Mr. Foster has held several management positions within RSC, including Regional Vice President for operations in Georgia, Florida, and Alabama, Regional Vice President for the Southern Region from 2001 to 2004 and, most recently, Regional Vice President for the Southeast Region from 2004 to 2006.

David Ledlow has served as Senior Vice President, Operations (Mountain, Western and Canadian Regions) of RSC since 2006. Mr. Ledlow joined Rental Service Corporation, a predecessor to RSC, in 1984 and has occupied positions in outside sales, sales management, regional management, and served as Region Vice President for the Southeast Region from 1996 to 2000 and Region Vice President for the Western/Mountain Region from 2001 to 2006. Prior to joining RSC, Mr. Ledlow was Vice President of Sales at Walker Jones Equipment, a company later acquired by Rental Service Corporation, a predecessor to RSC.

Joseph Turturica has served as Senior Vice President and Chief People Officer of RSC since 2006. Mr. Turturica joined RSC as Vice President of Human Resources in 2005. Prior to RSC, Mr. Turturica served as Vice President of Staffing and Associate Relations at Penske Truck Leasing from 2000 to 2005 and Vice President of Human Resources at Detroit Diesel Corporation, an affiliate of Penske Corporation from 1994 to 2000.

Kevin Groman has served as Senior Vice President, General Counsel and Corporate Secretary of RSC since December 2006. Prior to joining RSC, Mr. Groman served as Vice President, Associate General Counsel, Deputy Compliance Officer, and Assistant Secretary of PetSmart, Inc., a specialty pet retail supplies and services company. Mr. Groman held various positions at PetSmart from 2000 to 2006. From 1995 to 2000, Mr. Groman held several counsel positions including Senior Counsel and Assistant Secretary with CSK Auto Corporation, an auto parts retailer operating under the names Checker, Schuck’s, and Kragen Auto Parts Stores.

Phillip Hobson has served as Senior Vice President, Corporate Operations of RSC since February 2007. From 2005 to 2007, Mr. Hobson served as Vice President, Innovation, and as its Director of Internal Audit from 2004 to 2005. From 2002 to 2004 he served as Director of Financial Planning, and he joined RSC in 1998, as a financial analyst. Prior to joining RSC, Mr. Hobson held various financial management related positions with Sunstate Equipment Co. and the Northwest Division of Pizza Hut.

Denis Nayden has served as a director and Chairman of the Board of RSC Holdings and RSC since shortly after the Recapitalization. He is a Managing Partner of Oak Hill Capital Management, LLC and has been with the firm in that position since 2003. Mr. Nayden co-heads the Oak Hill industry groups focused on investments in basic industries and business and financial services. Prior to joining Oak Hill Capital Management, LLC in 2003, Mr. Nayden was Chairman and Chief Executive Officer of GE Capital from 2000 to 2002 and had a 27-year tenure at General Electric Co., during which time he also served as Chief Operating Officer, Executive Vice President, Senior Vice President and General Manager in the Structured Finance Group, Vice President and General Manager in the Corporate Finance Group and Marketing Administrator for Air/Rail Financing as well as in various other positions of increasing responsibility. Mr. Nayden serves on the Boards of Directors of Duane Reade, Inc., Genpact Global Holdings, GMH Communities Trust, Healthcare Services, Inc. and Primus International, Inc.

Timothy Collins has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. Mr. Collins founded Ripplewood Holdings L.L.C. in 1995 and has been CEO and Senior Managing Director since its inception. Prior to founding Ripplewood Holdings L.L.C., Mr. Collins managed the New York office of Onex Corporation, a Toronto-based investment company, from 1990 to 1995. Prior to Onex, Mr. Collins was a Vice President at Lazard Frères & Company from 1984 to 1990. Previously, he worked from 1981 to 1984 with the management consulting firm of Booz, Allen & Hamilton, specializing in strategic and operational issues of major industrial and financial firms. Mr. Collins is also the Chief Executive Officer of RHJ International SA. Mr. Collins currently serves as a director of Commercial International Bank and RHJ International, each of which is publicly traded, and Supresta LLC, which is a portfolio company of Ripplewood Holdings L.L.C.

Edward Dardani has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. He is a Partner of Oak Hill Capital Management, LLC and has been with the firm since 2002. Mr. Dardani is responsible for investments in the business and financial services industry group. Prior to joining Oak Hill Capital Management, LLC in 2002, he worked in merchant banking at DB Capital Partners from 1999 to 2002, as a management consultant at McKinsey & Company, and in the high-yield and emerging-growth companies groups at Merrill Lynch. Mr. Dardani serves on the Boards of Directors of American Skiing Company, Arnold Logistics, LLC, Cargo 360, Inc. and Exl Service Holdings, Inc.

Douglas Kaden has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. He is a Partner of Oak Hill Capital Management, LLC and has been with the firm since 1997. Mr. Kaden is responsible for investments in the business and financial services industry group. Prior to joining Oak Hill Capital Management, LLC, he worked at James D. Wolfensohn, Inc, a mergers and acquisitions advisory firm. Mr. Kaden serves on the Board of Directors of VTX Holdings Ltd. and as an observer on the Board of Directors of Genpact Global Holdings.

Christopher Minnetian has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. Mr. Minnetian is a Managing Director and General Counsel of Ripplewood Holdings L.L.C., having been with the firm since 2001. Previously, Mr. Minnetian was an attorney with the law firm of DLA Piper, where he was a member of the firm’s Corporate & Securities practice group. At DLA Piper, his practice focused on domestic and international mergers and acquisitions, venture capital transactions, private equity investments and associated general corporate matters. Prior to such time, Mr. Minnetian worked at the law firm of Reed Smith, LLP. Mr. Minnetian currently serves as a director of Aircell, Delavau LLC, Last Mile Connections, Inc., Saft Power Systems and Supresta LLC, each of which is a portfolio company of Ripplewood Holdings L.L.C.

John R. Monsky has served as a director of RSC Holdings and RSC since February 2007. Mr. Monsky is a Partner and General Counsel of Oak Hill Capital Management, LLC. He also serves as general counsel of Oak Hill Advisors, LP. He has served with such firms, and their related entities, since 1993. Previously, Mr. Monsky served as a mergers and acquisitions attorney at Paul, Weiss, Rifkind, Wharton & Garrison LLP, an assistant counsel to a Senate committee on the Iran-Contra affair and a law clerk to the Hon. Thomas P. Griesa of the Southern District of New York. Mr. Monsky serves on the Boards of Directors of Genpact Investment Co. (Lux) and W.A. Butler Company.

James Ozanne has served as a director of RSC Holdings and RSC since May 2007. Mr. Ozanne currently serves on the Board of Directors of Financial Security Assurance Holdings Ltd. and Distributed Energy Services, Inc. Mr. Ozanne is a Principal of Greenrange Partners, having been with the firm since 1996. Mr. Ozanne was Vice Chairman and Director of Fairbanks Capital Corp. from 2001 through 2005 and Director of Acquisitor Holdings from 2000 to 2005. Mr. Ozanne was also Chairman of Source One Mortgage Services Corporation from 1997 to 1999. Previously, Mr. Ozanne was Chairman and Director of Nations Financial Holdings Corporation, President and Chief Executive Officer of US WEST Capital Corporation and Executive Vice President of General Electric Capital Corporation.

Scott Spielvogel has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. Mr. Spielvogel is a Managing Director of Ripplewood Holdings L.L.C., having been with the firm since 2005. Prior to joining Ripplewood Holdings L.L.C., from 1998 to 2005

Mr. Spielvogel was a Principal at Windward Capital Partners, a private equity firm focused on leveraged buyouts of middle market companies in a wide variety of industries. From 1995 to 1998, Mr. Spielvogel was an associate at boutique investment banking firm The Argosy Group, LP and its successor CIBC Oppenheimer. Mr. Spielvogel currently serves as a director of Last Mile Connections and Saft Power Systems, each of which is a portfolio company of Ripplewood Holdings L.L.C.

Donald Wagner has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. Mr. Wagner is a Senior Managing Director of Ripplewood Holdings L.L.C., having been with the firm since 2000. Mr. Wagner is responsible for investments in several areas and heads the industry group focused on investments in basic industries. Previously, Mr. Wagner was a Managing Director of Lazard Frères & Co. LLC and had a 15 year career at that firm and its affiliates in New York and London. He was the firm’s chief credit and capital markets expert in its merger advisory and corporate finance activities and specialized in corporate finance assignments involving leveraged companies. Mr. Wagner was also a member of all of the firm’s Underwriting Committees and sat on the Investment Committees of Lazard Capital Partners and Lazard Technology Partners. Mr. Wagner currently serves as a director of Aircell, Saft Power Systems and Supresta LLC, each of which is a portfolio company of Ripplewood Holdings L.L.C.

Mark Cohen has served as a director of RSC Holdings and RSC since April 2007. Mr. Cohen is president of Atlas Copco North America LLC, and has been with Atlas Copco AB since 1974. Mr. Cohen was president of Atlas Copco North America Inc. from September 1999 until November 2006. Previously, Mr. Cohen held various positions at Atlas Copco AB, including Executive Vice President and VP Finance.

Composition of our Board of Directors

Board of Directors of RSC Holdings and RSC

Pursuant to the Amended and Restated Stockholders Agreement, RSC Holdings’ and RSC’s respective Boards of Directors will be similarly structured and consist of the same members. Our business and affairs are managed under the direction of our Board. Our Board is currently composed of 11 directors, one of whom is Mr. Olsson, our President and Chief Executive Officer. Mr. Nayden is the Chairman of the Board. Our Board is divided into three classes serving staggered three-year terms. The first class, with a term to expire at the 2008 RSC Holdings annual stockholders meeting, consists of Messrs. Cohen, Minnetian and Monsky. The second class, with a term to expire at the 2009 RSC Holdings annual stockholders meeting, consists of Messrs. Kaden, Olsson, Ozanne and Spielvogel. The third class, with a term to expire at the 2010 RSC Holdings annual stockholders meeting, consists of Messrs. Collins, Dardani, Nayden and Wagner.

Board of Directors of RSC Holdings III, LLC

RSC is an indirect, wholly-owned subsidiary of RSC Holdings. RSC Holdings holds its ownership interest in RSC through three intermediate single member managed limited liability companies: RSC Holdings I, LLC, RSC Holdings II, LLC, and RSC Holdings III, LLC. The board functions of RSC Holdings I, LLC, RSC Holdings II, LLC, and RSC Holdings III, LLC will be performed by the Board of Directors of RSC Holdings.

Board Committees

The ultimate function of board committees for RSC, RSC Holdings I, LLC, RSC Holdings II, LLC, and RSC Holdings III, LLC will be fulfilled by the board committees of RSC Holdings. The Board of Directors of RSC Holdings has established an Executive and Governance Committee, an Audit Committee and a Compensation Committee to carry out the functions described below.

Audit Committee

The audit committee of RSC Holdings is currently comprised of Messrs. Kaden, Ozanne and Wagner. While each member of the audit committee has significant financial experience, the Board of RSC Holdings has designated Mr. Ozanne as an “audit committee financial expert.” The Board of RSC Holdings has also appointed Mr. Ozanne as chairman of the audit committee. The charter for the audit committee is available without charge on the investor relations portion of our website.

Executive and Governance Committee

The executive and governance committee of RSC Holdings is currently comprised of Messrs. Collins, Dardani, Olsson, Nayden and Wagner. The charter for the executive and governance committee is available without charge on the investor relations portion of our website.

Compensation Committee

The compensation committee of RSC Holdings is currently comprised of Messrs. Dardani and Wagner. The charter for the compensation committee is available without charge on the investor relations portion of our website.

Code of Ethics

We have adopted a written Code of Business Conduct and Ethics, or the “Code of Ethics,” applicable to our directors, chief executive officer, chief financial officer, controller and all other officers and employees of RSC Holdings and its subsidiaries worldwide. Copies of the Code of Ethics are available without charge on the investor relations portion of our website or upon request in writing to RSC Holdings Inc., 6929 E. Greenway Parkway, Scottsdale, Arizona 85254, Attention: Corporate Secretary.

Compensation of Directors

Our directors who are not also our employees or appointees of Ripplewood, Oak Hill or ACF each receive compensation as follows:

Additional Annual
		Additional Annual	Retainer Fee for
		Retainer Fee for	Compensation
Annual	Annual	Audit Committee	Committee Chairman
Retainer Fee	Stock Award	Chairman of RSC Holdings	of RSC Holdings

$45,000	$80,000	$15,000	$7,500

•	We will reimburse our directors for reasonable and necessary expenses they incur in performing their duties as directors.

•	No additional compensation will be paid for serving as a director to an individual who is one of our employees.

The Board or the compensation committee, as the case may be, in its discretion, may review and revise director compensation in light of market conditions and other factors.

Executive Compensation and Related Information

Compensation Discussion and Analysis

Overview

This compensation discussion and analysis is intended to provide information regarding the compensation program of RSC Holdings for its named executive officers as it has been recently designed by our compensation committee and as it existed in 2006. It will discuss the philosophy of our compensation program and the structure and manner in which it was developed and continues to evolve, including the elements, the determination of executive compensation, and the reasons we use those elements, in our compensation program.

At the beginning of 2006 ACAB, the parent company of RSC Holdings, announced its intention to divest its interest in RSC Holdings and certain of its subsidiaries, including RSC. On November 27, 2006, ACAB sold approximately 85% of RSC to the Sponsors. As a result of this Recapitalization, it was essential for RSC Holdings to develop a compensation program and philosophy that is consistent with U.S. compensation practices, which increasingly delivers compensation through elements linked to achievement of performance targets and long-term equity growth, versus a European based compensation philosophy, which traditionally has been less performance based.

Compensation Philosophy

The compensation philosophy of RSC Holdings is based on our desire to attract, retain and motivate highly talented and qualified executives while rewarding the achievement of strategic goals that are aligned with the long-term interest of stockholders. This philosophy supports the need to retain and attract executive talent with specific skill sets, including leadership, team work, long-term strategic vision, a customer-centric focus and strong results orientation. Our compensation philosophy is aligned with our desire for profitable growth in our business resulting in our belief that a significant portion of overall compensation should be at risk through performance-based incentive awards and equity-based compensation. This compensation program supports our results driven culture instilling in management the economic incentives of ownership and encouraging executives to focus on stockholder return.

Structure

Prior to the Recapitalization, RSC Holdings followed the established compensation approval guidelines put in place by ACAB. All compensation decisions regarding the Chief Executive Officer were approved by the President of ACAB. Compensation decisions for the other named executive officers were proposed by the Chief Executive Officer of RSC Holdings and approved by the President of ACAB.

Following the Recapitalization the Board of Directors created a compensation committee to assist it in fulfilling its responsibility to stockholders with respect to the oversight of the policies and programs that govern all aspects of the compensation of our executive officers. The compensation committee created and will continue to review our compensation philosophy and approve all elements of our compensation program for our executive officers.

Management assists the compensation committee with the alignment of strategy through benchmarking, plan design, and administration of our compensation program. Our Chief Executive Officer, for example, makes recommendations on potential merit increases for the other named executive officers.

Compensation Elements

The four elements of executive compensation (1) base salary, (2) annual performance based incentive, (3) long-term equity incentive compensation and (4) benefits are designed to:

•	ensure that we continue to attract, retain, and motivate highly talented and qualified executives;

•	ensure profitable and responsible growth;

•	align annual performance based incentives with our strategic goals; and

•	align equity compensation with the long-term interests of our stockholders.

Therefore, we have designed our programs to measure and reward performance based on short and long-term company objectives, including revenue growth, profitability, cash flow and value creation. These elements of compensation, along with overall levels of compensation, are evaluated and adjusted every year. As part of the evaluation process, we compare the compensation of our senior executives with the compensation of similarly situated executives at surveyed companies across all industries with revenues of $1 billion to $2.5 billion. We accomplish this utilizing recognized published compensation surveys purchased from leading compensation consulting organizations. We also review other considerations, such as business and individual performance, retention, market conditions, and corporate governance. Following are each of the four elements of our compensation program discussed in greater detail:

1.	Annual Base Salary

We provide named executive officers with an annual base salary to compensate them for services rendered. On an individual level, we adjust base salaries generally on an annual basis in June taking into account our compensation philosophy while assessing each individual’s performance and contribution to our business. During 2006, we increased annual base salaries for several of our named executive officers due to promotions and market based adjustments.

Mr. Olsson became our President and Chief Executive Officer and Messrs. Graham, Foster and Ledlow were promoted to Senior Vice Presidents of Operations. In addition, Mr. Sawottke received a partial market based adjustment. At fiscal year end, the base salaries of our named executive officers were as follows: Mr. Olsson, $550,000, Mr. Sawottke, $249,100, and Messrs. Graham, Foster and Ledlow were each at $260,000.

2.	Annual Performance Incentive

We provide annual incentives to drive and reward above-average performance and, accordingly, incentive targets reflect goal achievement.

Annual incentive payouts were determined by performance against pre-determined goals established by the Board of Directors. Target annual performance is equal to achieving 100% of these goals and maximum annual performance reflect results exceeding 112% of these goals. After giving effect to bonus payments, minimum goal attainment is set at a 90% threshold of these goals. Attainment of performance criteria was determined by the compensation committee of the Board of Directors. For fiscal year 2006, target and maximum level bonuses for our named executive officers were capped at 50% of base salary.

For 2006, the goals and performance results for our named executive officers were as follows:

	EBIT (%)		ROCE (%)
	Target	Actual	Target	Actual

Erik Olsson	22.9	26.5	25.9	27.1
Keith Sawottke	22.9	26.5	25.9	27.1

In 2006 Messrs. Olsson and Sawottke were eligible to receive an annual variable compensation payment of 50% of earned base salary based on the achievement of two key financial metrics, EBIT Margin (EBIT%) and Return On Capital Employed (ROCE) (see table above), in each case for the entire Company. EBIT Margin is the ratio of earnings (before interest and taxes) to sales. ROCE is the calculation of annual EBIT divided by the average of the last thirteen month’s Net Capital Employed.

	Q1
	EBIT %		Revenue Growth %
	Target	Actual	Target (Min)	Target (Max)	Actual

Charles Foster	25.1	30.81	8.1	20.1	25.77
Homer Graham	17.4	22.26	8.1	20.1	28.42
David Ledlow	19.3	23.61	8.1	20.1	32.02

	Q2
	EBIT %		Revenue Growth %
	Target	Actual	Target (Min)	Target (Max)	Actual

Charles Foster	27.2	32.5	8.1	20.1	30.02
Homer Graham	24.6	27.59	8.1	20.1	20.69
David Ledlow	24.8	29.54	8.1	20.1	26.72

	Q3
	EBIT %		Revenue Growth %
	Target	Actual	Target (Min)	Target (Max)	Actual

Charles Foster	27.5	30.05	8.1	20.1	22.67
Homer Graham	26.8	28.98	8.1	20.1	14.65
David Ledlow	27.4	31.71	8.1	20.1	22.54

	Q4
	EBIT %		Revenue Growth %
	Target	Actual	Target (Min)	Target (Max)	Actual

Charles Foster	25.4	28.99	8.1	20.1	8.8
Homer Graham	23.9	26.18	8.1	20.1	12.92
David Ledlow	24.7	29.16	8.1	20.1	19.52

In 2006 Messrs. Foster, Graham and Ledlow were eligible to receive quarterly variable compensation payments ranging from 35% at target to 50% at maximum of earned base salary for the quarter based on the achievement of two key financial metrics, EBIT Margin (EBIT%) and total rental revenue growth % (see table above), in each case for their respective regions. The total rental revenue growth multiplication factor is achieved when year-over-year quarterly growth targets exceed 8.1%, and EBIT% goals are achieved. The total rental revenue growth multiplication factor is applied quarterly to individuals’ variable compensation. Participants must achieve at least 90% of the quarterly EBIT% target to qualify for variable compensation. Upon achieving the 90% threshold level, participants can increase their variable compensation by 10% up to a maximum of 40% as a result of the application of the total rental revenue growth multiplication factor, provided that quarterly total rental revenue growth exceeds 8.1%. For example, if an individual would be entitled to a variable compensation award of approximately $1,200 for any particular quarter based on the achievement of the EBIT% target, and the Company’s quarterly total rental revenue growth is equal to 8.1%, the individual would be entitled to additional variable compensation of $120 (10% of $1,200) as a result of the total rental revenue growth multiplication factor, unless the individual’s quarterly variable compensation award is 50% of the individual’s earned base salary for that quarter, which is the maximum quarterly bonus permitted under the plan. If the Company’s quarterly total rental revenue growth exceeds 8.1%, the total rental revenue growth multiplication factor can increase in increments of 5% up to a maximum of 40%, subject to the individual attaining the maximum quarterly variable compensation permitted under the plan.

For the first and second quarters of 2006, the quarterly total rental revenue growth percentage exceeded the maximum total rental revenue growth % (see table above), which resulted in a total rental revenue growth multiplication factor of 40% of any variable compensation award to which the individual was entitled for that quarter based on the achievement of the EBIT % target. For the first quarter of 2006, the portion of the variable compensation awards that were based on the achievement of the EBIT % target for Messrs. Foster, Graham and Ledlow was $23,620, $22,741 and $26,560, respectively, in each case which amount exceeded 35 % of such officer’s earned base salary for the quarter. In addition, due to the fact that the total rental revenue growth % exceeded the maximum total revenue growth % target, a 40% growth multiplier was applied to the variable compensation awards that were based on the achievement of the EBIT % target. This resulted in additional variable compensation of $9,447.98, $9,096.36, and $10,624.52, respectively; however, due to the fact that the plan only allowed for a maximum payment of 50% of eligible earnings, their additional variable compensation amount was limited to $3,374.28, $3,248.70 and $3,794.48, respectively. In the second quarter of 2006, the portion of the variable compensation awards that were based on the achievement of the EBIT % target for Messrs. Foster, Graham and Ledlow was $22,247, $21,745, and $22,767, respectively, in each case which amount exceeded 35% of such officer’s earned base salary for the quarter. In addition, due to the fact that the total rental revenue growth % exceeded the maximum total revenue growth % target, a 40% growth multiplier was applied to the variable compensation awards that were based on the achievement of the EBIT % target. This resulted in additional variable compensation of $8,898.85, $8,697.92, and $9,106.73, respectively; however, due to the fact that the plan only allowed for a maximum payment of 50% of eligible earnings, those amounts were limited to $3,178.16, $3,106.40 and $3,252.41, respectively.

In the third and fourth quarters of 2006, the total rental revenue growth multiplication factor had no effect because Messrs. Foster, Graham and Ledlow’s percentage bonus payments at target increased from 35% to 50% due to the fact that they were promoted from Regional Vice Presidents to Senior Vice Presidents and the applicable EBIT % targets were achieved for these quarters.

Under our annual incentive program the compensation committee of the Board of Directors has the authority, in its discretion, to increase or reduce the actual annual incentive paid to our named executive officers. The compensation committee may take into account any factors it considers appropriate, which may include overall performance of the Company, his or her individual contribution to that performance, as well as the performance of the business unit that he or she leads (when relevant). In 2006, Messrs. Foster and Graham were granted additional bonuses of $45,000 and $37,500, respectively, for above-average performances in 2006.

In accordance with the SEC’s rules, what we refer to below as retention bonus is reported in the Summary Compensation Table under the column “Bonus,” while what we refer to as the annual incentive is reported in the Summary Compensation Table under the column “Non-equity incentive plan compensation.”

3.	Long-Term Incentive Compensation

We provide long-term incentive compensation in the form of equity-based compensation to create a long-term incentive for our named executive officers’ successful execution of our business plan, to attract and retain key leaders, to align management with shareholder interests, and to focus our senior management on our long-term business strategy. In 2004, ACAB, our parent company at that time, discontinued granting share appreciation rights under their equity-based incentive compensation plan. ACAB instead replaced it with a cash based incentive of 20% of base salary for certain executives. For fiscal year 2006, no 20% cash bonus was paid due to the Recapitalization and in its place we established a new equity compensation program. The new program operates through the RSC Holdings Amended and Restated Stock Incentive Plan (the “Stock Incentive Plan”), which provided for the sale of the common stock of RSC Holdings to our named executive officers, as well as the grant of stock options to purchase shares of the common stock of RSC Holdings to those individuals and others. On May 18, 2007, the Board amended the Stock Incentive Plan to provide for the award of performance-based awards, stock appreciation rights, restricted stock, restricted stock units, deferred shares and supplemental units.

As part of the equity compensation program, each named executive officer made an investment, at his own discretion, in shares of common stock of RSC Holdings in an amount that was, for him, a material personal investment, and each executive officer received the grant of a significant number of options to purchase shares of common stock of RSC Holdings. The options are subject to vesting over a five-year period with one-third of the options vesting based on continued employment, and two-thirds of the options generally vesting based on RSC Holdings’ performance against certain financial targets to be established annually by the Board. All options have a term of ten years from the date of grant.

Each year up to 20% of the performance-based options may vest as follows: 50% of the performance-based options will vest if 80% of the pre-determined performance targets are achieved; 100% vest if 100% of the pre-determined performance targets are achieved; and ratable vesting of between 50% and 100% if between 80% and 100% of the performance targets are achieved. Performance targets may be adjusted if we consummate a significant acquisition, disposition or other transaction that, in the judgment of the compensation committee, would impact our consolidated earnings. If performance targets are not achieved during any fiscal year, options that failed to vest as a result may still vest based on the achievement of the combined performance targets for the fiscal year the target was not achieved plus the following two fiscal years.

Stock options were not granted under the Stock Incentive Plan until December of 2006. Therefore, no financial performance targets were established for 2006. For years after 2006 financial performance targets will be established by the compensation committee of the Board of Directors each year and will be based on a formula-based determination of RSC Holdings’ year-end equity value, which we believe will appropriately incentivize our named executive officers to build our business in a manner fully aligned with the interests of our shareholders. For 2007, 50% and 100% of the performance-based options will vest if we achieve an internal measure of our financial performance, based on the product of EBITDA for 2007 and a preset multiple minus total debt for 2007, of approximately $1.97 billion and $2.46 billion, respectively.

Our Board determined the specific number of shares to be offered and options to be granted to individual employees under the Stock Incentive Plan. The number of options granted to a particular named executive officer was determined based on a number of factors, including the amount of his investment in shares, his position with the company, and his anticipated contribution to our success. The 2006 offering to our named executive officers closed on December 4, 2006.

All option grants were of non-qualified options with a per-share exercise price no less than the fair market value of one share of RSC Holdings stock on the grant date. Under the terms of the Stock Incentive Plan, the Board or compensation committee may accelerate the vesting of an option at any time. The following table describes the post-termination and change of control provisions to which options are generally subject; capitalized terms in the table are defined in the Stock Incentive Plan.

Event	Consequence

Termination of employment for Cause	All options are cancelled immediately.
Termination of employment without Cause (except as a result of death or Disability)	All unvested options are cancelled immediately. All vested options generally remain exercisable through the earliest of the expiration of their term or 90 days following termination of employment (180 days if the termination is due to a retirement that occurs after normal retirement age).
Termination of employment as a result of death or Disability	Unvested time-vesting options become vested, and vested options generally remain exercisable through the earliest of the expiration of their term or 180 days following termination of employment.
Change in Control	Unvested time-vesting options will be cancelled in exchange for a payment unless options with substantially equivalent terms and economic value are substituted for existing options in place of the cancellation.

Generally, employees recognize ordinary income upon exercising options equal to the fair market value of the shares acquired on the date of exercise, minus the exercise price, and we will have a corresponding tax deduction at that time.

4.	Benefits

We provide health and welfare and 401(k) retirement benefits to our named executive officers and all eligible employees. We do not provide pension arrangements or post retirement health coverage for our executives or employees. We also offer a Nonqualified Deferred Compensation Plan that allows our named executives and certain other employees to contribute on a pre-tax basis a portion of their base and variable compensation. We do not provide any matching contributions to the Nonqualified Deferred Compensation Plan.

We believe perquisites for executive officers should be extremely limited in scope and value, yet beneficial in a cost-effective manner to help us attract and retain our senior executives. As a result, we provide our named executive officers with a limited financial planning allowance via taxable reimbursements for financial planning services like financial advice, estate planning and tax preparation, which are focused on assisting officers in achieving the highest value from their compensation package. In addition, our named executive officers also receive an automobile allowance. Lastly, we do not provide dwellings for personal use other than for temporary job relocation housing. However, during 2006, our Chief Executive Officer, due to his expatriate status and consistent with the ACAB policy for expatriate employees was on a housing allowance and received certain other expatriate benefits. These expatriate benefits were discontinued in April of 2006.

Compensation in connection with the Recapitalization—Retention Bonus

Prior to the Recapitalization and in order to ensure business continuity, ACAB determined it was necessary to provide our named executive officers with retention benefit agreements to encourage them to remain in their positions during the Recapitalization and for a period of time afterwards. The retention benefit agreements were based on the successful sale of the company providing for a payout of a multiple of base salary, 300%, 150%, 100%, 100% and 75% for Messrs. Olsson, Sawottke, Graham, Foster and Ledlow, respectively. The amounts were determined based upon the amount of activity required by each individual to successfully represent the company during the Recapitalization process. The payments under the agreements were to be made 50% at the closing of any such restructuring and 50% 12 months following the closing, provided that the named executive officer was continuously employed by us until then. In connection with the Recapitalization, the agreements were amended to provide for a 100% payout at the Recapitalization Closing Date, so long as the payout was invested in equity of the company in connection with the Recapitalization. These amounts are reflected in the Summary Compensation Table under the column titled “Bonus.”

Although we have entered into new employment agreements with our named executive officers—see the section titled “Employment Agreements” following the Grants of Plan-Based Awards Table—we have not entered into new retention benefit agreements with our named executive officers following the Recapitalization.

Impact on Compensation Design of Tax and Accounting Considerations

In designing its compensation programs, the company considers and factors into the design of such program the tax and accounting aspects of these programs. Principal among the tax considerations is the potential impact of Section 162(m) of the Internal Revenue Code, which generally disallows a tax deduction for public companies for compensation in excess of $1 million paid in any year to the Chief Executive Officer and to the four next most highly compensated executive officers, unless the amount of such excess is payable based solely upon the attainment of objective performance criteria. Our general approach is to structure the annual incentive bonuses and stock options payable to our executive officers in a manner that preserves the tax deductibility of that compensation.

Other tax considerations are factored into the design of the company’s compensation programs, including compliance with the requirements of Section 409A of the Internal Revenue Code, which can impose additional taxes on participants in certain arrangements involving deferred compensation, and Sections 280G and 4999 of the Internal Revenue Code, which affect the deductibility of, and impose certain additional excise taxes on, certain payments that are made upon or in connection with a change of control.

Accounting considerations are also taken into account in designing the compensation programs made available to our executive officers. Principal among these is FAS 123(R), which addresses the accounting treatment of certain equity-based compensation.

Summary Compensation Table

The following Summary Compensation Table summarizes the total compensation awarded to our Named Executive Officers in 2006.

						Change in
						Pension
						Value and
					Non-Equity	Non-Qualified
					Incentive	Deferred
				Option	Plan	Compensation	All Other
Name	Year	Salary	Bonus	Awards	Compensation	Earnings	Compensation	Total
(a)	(b)	($)(c)	(1)($)(d)	(2)($)(f)	(3)($)(g)	($)(h)	(4)($)(i)	($)(j)

Erik Olsson	2006	445,499	1,650,000	66,990	222,750	—	256,407 (5)	2,641,646
President and Chief Executive Officer since August 4, 2006
Keith Sawottke	2006	229,344	373,650	21,757	114,672	—	21,583	761,006
Senior Vice President and Chief Financial Officer
Charles Foster	2006	234,839	305,000	19,038	117,420	—	14,654	690,951
Senior Vice President, Operations (Southeast, Southern and Texas Regions)
Homer Graham	2006	231,682	297,500	21,757	115,841	—	13,799	680,579
Senior Vice President, Operations (Northeast, Midwest and Great Lakes Regions)
David Ledlow	2006	238,830	195,000	29,916	119,415	—	17,649	600,810
Senior Vice President, Operations (Pacific, Southwest, and Canada)
Thomas B. Zorn	2006	354,777	—	—	—	—	15,752	370,529
President and Chief Executive Officer until August 4, 2006

(1)	Consists of amounts paid to the named executive officers pursuant to the retention benefit agreements in connection with the Recapitalization and in the case of Messrs. Foster and Graham, an additional bonus of $45,000 and $37,500 respectively for above average performance in 2006.

(2)	Valuation based on the dollar amount of option grants recognized for financial statement reporting purposes pursuant to SFAS 123R as described in note 12 to the financial statements of RSC Holdings.

(3)	Consists of the bonus earned in 2006 pursuant to our annual performance-based incentive program.

(4)	Consists of reimbursed car payments for Messrs. Zorn ($8,746), Sawottke ($14,285) and Graham ($2,769), use of a company car for Messrs. Olsson ($8,312), Foster ($3,581), Graham ($3,191) and Ledlow ($10,528), certain travel expenses for Mr. Foster and his spouse ($4,021), matching 401(k) contributions of approximately $6,600 for each of these executives, and group term life insurance for each of these executives.

(5)	In addition to the items listed in footnote 4 above, the amount in this column includes relocation benefits provided to Mr. Olsson in connection with his acceptance of employment with us and the relocation of Mr. Olsson and his family to the United States, including a partial year housing allowance equal to approximately $32,705, pension plan payments equal to approximately $126,700, a relocation tax-gross up equal to approximately $75,676 and certain other relocation and expatriate benefits consistent with the ACAB policy for expatriate employees. These benefits were discontinued in April 2006.

Grants of Plan-Based Awards

The following Grants of Plan-Based Awards Table summarizes the RSC Holdings awards made to the Named Executive Officers under any plan in 2006 after giving effect to a 37.435 for 1 stock split on May 18, 2007 by RSC Holdings.

								All Other		Grant
								Option		Date Fair
								Awards:		Value of
		Estimated Future Payouts			Estimated Future Payouts			Number of	Exercise or	Stock
		Under Non-Equity Incentive			Under Equity Incentive Plan			Securities	Base Price	and
		Plan Awards (1)			Awards (2)			Underlying	of Option	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#) (3)	($/sh) (4)	($) (5)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(j)	(k)	(l)

Erik Olsson	12/12/05	133,650	222,750	222,750
	12/04/06				314,597	629,194	629,194	314,597	6.52	2,392,313
Keith Sawottke	12/12/05	68,803	114,672	114,642
	12/04/06				102,176	204,353	204,353	102,176	6.52	776,988
Charles Foster	12/12/05	11,338	18,896	26,994
		10,679	17,798	25,425
		21,000	35,000	35,000
		18,000	30,000	30,000
	12/04/06				89,404	178,808	178,808	89,404	6.52	679,863
Homer Graham	12/12/05	10,916	18,193	25,990
		10,438	17,396	24,851
		21,000	35,000	35,000
		18,000	30,000	30,000
	12/04/06				102,176	204,353	204,353	102,176	6.52	776,988
David Ledlow	12/12/05	12,749	21,249	30,356
		10,928	18,213	26,019
		19,824	33,040	33,040
		18,000	30,000	30,000
	12/04/06				140,493	280,986	280,986	140,493	6.52	1,068,363
Thomas Zorn	—	—	—	—	—	—	—	—	—	—

(1)	Represents possible annual incentive plan payments for 2006. Actual earned amounts are shown in the Summary Compensation Table under the column “Non-Equity Incentive Plan Compensation.” Bonuses are awarded as a percentage of the executives’ base salary and payment is based on actual base salary for the time period in which the bonus is paid. Estimated possible payouts for Messrs. Foster, Graham and Ludlow are represented on a quarterly basis.

(2)	Represents performance-based options granted in 2006. Each year up to 20% of the performance-based options may vest as follows: 50% of the performance-based options will vest if 80% of certain performance targets are achieved, 100% vests if 100% of certain performance targets are achieved and ratable vesting of between 50 and 100% for achievement between 80 and 100%.

(3)	Represents service-based options granted in 2006, which will vest in five equal annual installments.

(4)	This column shows the exercise price for the stock options granted in 2006 to the named executive officers. This price is the same as the per share price established in the Recapitalization.

(5)	This column shows the full grant date fair value of the stock options under SFAS 123R. In general, the full grant date fair value is the amount that would be expensed in our financial statements over the option’s vesting schedule. Fair value for these purposes was determined using the Black Scholes valuation method. For additional information on the valuation assumptions, refer to note 12 to the financial statements of RSC Holdings.

Employment Agreements

We entered into an employment agreement with Mr. Olsson, our President and Chief Executive Officer, effective as of August 4, 2006 and entered into employment agreements with the other named executive officers with the exception of Thomas Zorn, effective as of November 28, 2006. Thomas Zorn is no longer employed by us.

Under the agreements, our named executive officers are entitled to base salary and variable compensation. The agreements fix base salaries at the levels noted in the section titled “Annual Base Salary”, and bonus targets and maximums are expressed as a percentage of base salary under the RSC Holdings variable compensation plan. The actual amount of the annual bonus is discretionary and determined based upon our performance. The executives will also be eligible to participate in RSC Holdings’ employee benefit and equity programs, and will receive an annual car allowance (or in certain circumstances, use of the company car), and an annual tax and financial planning service allowance. The employment agreements with the named executive officers will continue in effect until terminated by either party, and provide that if the employment of the executive is terminated without cause or for good reason (as defined in the agreement), the executive will receive continued payment of base salary, a pro-rata bonus and certain benefits for a fixed period of time. All named executive officers are also subject to confidentiality requirements and post-termination non-competition and non-solicitation provisions.

RSC Holdings Stock Incentive Plan

On November 30, 2006, RSC Holdings’ Board of Directors approved the RSC Holdings Stock Incentive Plan. The Stock Incentive Plan provides for the sale of the common stock of RSC Holdings to our named executive officers, other key employees and directors as well as the grant of stock options to purchase shares of the common stock of RSC Holdings to those individuals. Our Board of Directors, or a committee designated by it, selects the officers, employees and directors eligible to participate in the Stock Incentive Plan and either the Board or the compensation committee may determine the specific number of shares to be offered or options to be granted to an individual employee or director. As of May 18, 2007, our Stock Incentive Plan authorized a maximum total of 7,382,943 shares of common stock for issuance, and of such total, 987,022 shares of common stock were issued to members of our management and there were stock options outstanding to purchase, subject to vesting, up to an additional 4,395,921 shares of common stock. On May 18, 2007, the Board amended the Stock Incentive Plan to provide for the award of performance-based awards, stock appreciation rights, restricted stock, restricted stock units, deferred shares and supplemental units.

All option grants will be non-qualified options with a per-share exercise price no less than fair market value of one share of RSC Holdings stock on the grant date. Any stock options granted will generally have a term of ten years, and unless otherwise determined by the Board or the compensation committee will vest in five equal annual installments. The Board or compensation committee may accelerate the vesting of an option at any time. In addition, unvested time-vesting options will be cancelled in exchange for a payment if we experience a change in control (as defined in the Stock Incentive Plan) unless options with substantially equivalent terms and economic value are substituted for existing options in place of the cancellation. Vesting of time-based options will be accelerated in the event of an employee’s death or disability (as defined in the Stock Incentive Plan). Upon a termination for cause (as defined in the Stock Incentive Plan), all options held by an employee are immediately cancelled. Following a termination without cause, vested options will generally remain exercisable through the earliest of the expiration of their term or 90 days following termination of employment (180 days in the case of death, disability or retirement at normal retirement age). Any stock appreciation right granted under the Stock Incentive Plan will be granted on a free-standing basis and will generally have the same terms and conditions as stock options issued under the Stock Incentive Plan.

The Board may award restricted shares of the common stock of RSC Holdings or restricted stock units that are subject to conditions and restrictions established by the Board at the time of grant. Generally, restricted shares and restricted stock units are subject to forfeiture if the participant does not meet certain conditions, such as continued employment or service over a specified forfeiture period, or the attainment of performance targets. The Board may also grant performance awards to participants under terms and conditions that it deems appropriate. A performance award entitles a participant to receive a payment of cash or shares of common stock. The amount of the award may vary based upon the attainment of certain performance targets over a specified period of time. Performance targets may be related to our performance, the performance of a particular business unit, or the performance of an individual participant. The performance targets will be determined by the Board. Vesting of restricted stock and restricted stock unit awards shall be accelerated in the event of an employee’s death or disability. Additionally, in the case of termination due to death or disability, performance awards shall vest at the end of the applicable performance period to the extent such awards would have been earned had the employee’s employment not been terminated. Upon an employee’s normal retirement, a pro rated portion of the restricted stock, restricted stock unit, or performance awards shall vest. In the event of termination for any other reason, any unvested restricted stock, restricted stock unit or performance awards shall be forfeited.

Additionally, the Board may grant deferred shares to a participant, or permit a participant to elect to defer receipt of a portion of his or her annual compensation and receive deferred shares instead. In addition, the Board may grant supplemental units, each of which is equivalent to a deferred share, to participants who make such a deferred share election. Generally, deferred shares are fully vested at all times, and supplemental units vest according to a schedule determined by the Board and are subject to forfeiture if the participant’s employment or service terminates prior to vesting. Vesting of supplemental units shall accelerate in the event of the employee’s death, disability or normal retirement. In the event of termination for any other reason, any unvested supplemental units shall be forfeited and cancelled. Additionally, in the event of a termination for cause, any supplemental units, whether or not vested will be forfeited and cancelled.

Generally, in the event of a change of control, all awards granted under the Stock Incentive Plan shall become immediately and fully exercisable and all restrictions shall lapse, unless the Board reasonably determines that awards shall be honored, assumed, or substituted with awards having substantially equivalent economic value to the award prior to the change in control.

Generally, employees recognize ordinary income upon exercising options or stock appreciation rights equal to the fair market value of the shares acquired on the date of exercise, minus the exercise price and we will have a corresponding tax deduction at that time.

Restricted shares and restricted stock units that are subject to a substantial risk of forfeiture result in income recognition by the participant in an amount equal to the excess of the fair market value of the shares of common stock over the purchase price of the restricted shares or restricted stock units at the time the restrictions lapse. Deferred shares and performance-based awards are generally subject to tax as ordinary income at the time of payment. In each of the foregoing cases, we will have a corresponding deduction at the same time the participant recognizes such income.

Unless sooner terminated by our Board of Directors, the Stock Incentive Plan will remain in effect until December 1, 2016.

During the last quarter of 2006, we made an equity offering to approximately 20 of RSC’s officers and employees, including our named executive officers. The shares sold and options granted to our named executive officers in connection with this equity offering are subject to and governed by the terms of the Stock Incentive Plan. The offering closed on December 4, 2006 as to all of our officers and employees except Mr. Groman, whose offering closed on December 19, 2006, shortly after he joined us.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of securities underlying the RSC Holdings stock and option awards for each Named Executive Officer as of the end of 2006 after giving effect to a 37.435 for 1 stock split effected on May 18, 2007 by RSC Holdings.

	Option Awards
	Number of		Number of
	Securities		Securities	Equity Incentive Plan
	Underlying		Underlying	Awards: Number of
	Unexercised		Unexercised	Securities Underlying	Option	Option
	Options (#)		Options (#)	Unexercised Unearned	Exercise	Expiration
Name(a)	Exercisable (b)		Unexercisable (c)	Options (1) (#)(d)	Price ($)(e)	Date (f)

Erik Olsson				943,790	6.52	12/04/16
Keith Sawottke				306,529	6.52	12/04/16
Charles Foster				268,212	6.52	12/04/16
	2,939	(2)			9.69	11/27/08
Homer Graham				306,529	6.52	12/04/16
	2,368	(2)			9.69	11/27/08
David Ledlow				421,479	6.52	12/04/16
Thomas Zorn

(1)	Approximately one-third of the options granted to the named executive officers in 2006 and disclosed in this column are service-based options that will vest in five equal annual installments. The remaining two-thirds of the options granted to the named executive officers in 2006 and disclosed in this column are performance-based options that will vest 20% each year based on RSC Holdings’ achievement of certain performance goals.

(2)	Represents outstanding ACAB share appreciation rights.

Option Exercised and Stock Vested

The following Option Exercises and Stock Vested Table summarizes the options exercised by and stock vesting with respect to our Named Executive Officers in 2006.

	Option Awards		Stock Awards (1)
	Number of		Number of
	Shares	Value Realized	Shares
	Acquired on	Upon	Acquired on	Value Realized
Name(a)	Exercise (#)(b)	Exercise (2) ($)(c)	Vesting (#)(d)	on Vesting (3)($)(e)

Erik Olsson				59,652
Keith Sawottke				63,042
Charles Foster				132,076
Homer Graham				124,336
David Ledlow				480,991
Thomas Zorn

(1)	Represents the exercise of share appreciation rights that were granted to the CEO and the other named executive officers by ACAB.

(2)	Value based on aggregate difference between the closing market price on the date of exercise and the exercise price.

(3)	Value based on the aggregate difference between the price of ACAB’s A shares on the date of exercise and the price of those shares at the grant date.

Pension Benefits

We do not sponsor any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

The following Nonqualified Deferred Compensation Table summarizes contributions, earnings, withdrawals and balances, if any, relating to nonqualified deferred compensation plans and attributable to our Named Executive Officers for 2006.

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions	Contributions	Earnings	Withdrawals/	Balance
	in Last FY	in Last FY	in Last FY	Distributions	at Last FYE
Name(a)	($)(b)	($)(c)	($)(d)	($)(e)	($)(f)

Erik Olsson	0	0	0	0	0
Keith Sawottke	19,346	0	8,009	0	66,165
Charles Foster	0	0	0	0	0
Homer Graham	0	0	677	0	21,035
David Ledlow	0	0	54,058	0	1,064,990
Thomas Zorn	9,029	0	1,786	44,159	0

Potential Payments upon Termination or Change in Control

Each of the named executive officers is entitled to receive severance if they are terminated without Cause or for Good Reason. Under the terms of each of the employment agreements “Cause” is defined as (i) the failure of the executive to implement or adhere to material policies, practices, or directives of RSC, including the Board, (ii) conduct of a fraudulent or criminal nature; (iii) any action of the executive that is outside the scope of his employment duties that results in material financial harm to RSC, (iv) conduct that is in violation of any provision of the employment agreement or any other agreement between the company and the executive and (v) solely for purposes of death or disability. “Good Reason” means any of the following occurrences without the executives consent: (a) a material diminution in, or assignment of duties material inconsistent with the executives position (including status, offices, titles and reporting relationships), (b) a reduction in base salary that is not a part of an across the board reduction, (c) a relocation of the executive’s principal place of business to a location that is greater than 50 miles from its current location or (d) RSC’s material breach of the employment agreement.

Under the terms of each of the employment agreements, assuming the employment of our named executive officers were to be terminated without Cause or for Good Reason as of March 31, 2007, each named executive officer would be entitled to the following payments and benefits:

•	For Mr. Olsson, continuation of base salary for 36 months and for Messrs. Sawottke, Foster, Graham, and Ledlow, continuation of base salary for 30 months if terminated prior to November 28, 2007 (continuation of base salary for 24 months if terminated following November 28, 2007). The potential amounts of the post-employment compensation with respect to the continuation of base salary would be as follows: Mr. Olsson, $1,650,000, Mr. Sawottke, $622,750 and Messrs. Foster, Graham and Ledlow, $650,000, in each case, to be paid in accordance with RSC’s regular payroll practices;

•	Pro-rata portion of variable compensation for the year of termination. The potential amounts of the post-employment compensation with respect to the pro-rata bonus would be as follows: Mr. Olsson, $222,750, Mr. Sawottke, $114,672, Mr. Foster, $117,420, Mr. Graham, $115,841 and Mr. Ledlow, $119,415, in each case, to be paid at the time that other variable compensation payments are made;

•	Continued payment of the same proportion of medical and dental insurance premiums that was paid for by RSC prior to termination for the period in which the executive is receiving severance payments or until executive is eligible to receive coverage from another employer;

•	Continued life insurance coverage for the period in which the executive is receiving severance payments;

•	Accelerated vesting under our 401(k) plan and/or other retirement/pension plan on the date of separation;

•	Outplacement counseling and services on the date of separation; and

•	Reasonable association fees related to the executive officer’s former duties during the period in which the executive officer is receiving severance payments.

We are not obligated to make any cash payments to these executives if their employment is terminated by us for Cause or by the executive without Good Reason. No severance benefits are provided for any of the executive officers in the event of death or disability. The severance payments are contingent upon the executive continuing to comply with a confidentiality provision and for the CEO an 18 month and for the other named executive officers, a 12 month, non-compete and non-solicitation covenant.

Director Compensation

None of our current directors received any additional compensation for serving as a director in 2006. In 2006, each of our directors was either an employee of RSC Holdings or associated with the Sponsors or ACAB.

Limitation of Liability of Directors; Indemnification of Officers and Directors

RSC’s certificate of incorporation provides that the liability of a director or former director to the corporation or its shareholders shall be eliminated to the maximum extent permitted by Section 10.202.B.1 of the Arizona Revised Statutes. If the Arizona Business Corporation Act is revised to authorize corporate action further eliminating or limiting the liability of directors, the liability of a director off RSC shall be eliminated or limed to the fullest extent permitted by the Arizona Business Corporation Act.

RSC’s by-laws provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s position with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The Limited Liability Company Agreement of RSC Holdings III, LLC provides that the officers shall not be liable to the company, the member or any other person or entity who or that has an interest in the company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such officer in good faith on behalf of the company and in a manner reasonably believed to be within the scope of the authority conferred on such officer by the Limited Liability Company Agreement, except that such officer shall be liable for any such loss, damage or claim incurred by reason of such officer’s gross negligence or willful misconduct.

Under separate indemnification agreements to be entered into by RSC’s directors and certain of RSC’s and RSC Holdings III, LLC’s officers, such directors and officers will have contractual rights to the indemnification and expense advancement rights provided under RSC’s by-laws and RSC Holdings III, LLC’s Limited Liability Company Agreement, respectively, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
MANAGEMENT AND SELLING STOCKHOLDERS

RSC Holdings III, LLC owns all of the outstanding common stock of RSC. RSC Holdings, II, LLC is the sole member of RSC Holdings III, LLC and RSC Holdings I, LLC is the sole member of RSC Holdings II, LLC. RSC Holdings is the sole member of RSC Holdings I, LLC. The Sponsors own approximately 67% and ACF owns approximately 11% of the common stock of RSC Holdings.

As of July 26, 2007, there were 103,147,591 shares of common stock of RSC Holdings outstanding after giving effect to a 37.435 for 1 stock split effected on May 18, 2007 by RSC Holdings and no holders of the preferred stock of RSC Holdings. The following table sets forth information as of July 26, 2007 with respect to the ownership of the common stock of RSC Holdings by:

•	each person known to own beneficially more than 5% of the common stock of RSC Holdings;

•	each of our directors;

•	each of the named executive officers in the Summary Compensation table above; and

•	all of our executive officers and directors as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of the SEC’s regulations governing the determination of beneficial ownership of securities. Under the SEC’s rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes to this table, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise indicated, the address for each individual listed below is c/o RSC Holdings Inc., 6929 E. Greenway Parkway, Scottsdale, AZ 85254.

Name and Address of Beneficial Owner	Number **	Percent

RSC Acquisition LLC (1)	19,228,758	18.64%
RSC Acquisition II LLC (1)	15,526,572	15.05%
OHCP II RSC, LLC (2)	23,910,940	23.18%
OHCMP II RSC, LLC (2)	2,155,540	2.09%
OHCP II RSC COI, LLC (2)	8,688,850	8.42%
ACF	11,816,575	11.46%
Erik Olsson	153,765	*
Keith Sawottke	66,415	*
Joseph Turturica	66,415	*
David Ledlow	91,959	*
Homer E. Graham III	66,415	*
Charles Foster	53,642	*
Kevin Groman	64,056	*

Name and Address of Beneficial Owner	Number **	Percent

Phillip Hobson	27,587	*
Denis Nayden (3)	—	—
Timothy Collins (4)	—	—
Edward Dardani (3)	—	—
Douglas Kaden (3)	—	—
Christopher Minnetian (4)	—	—
John R. Monsky (3)	—	—
James Ozanne	—	—
Scott Spielvogel (4)	—	—
Donald Wagner (4)	—	—
Mark Cohen (5)	—	—
All directors and executive officers as a group (18 persons)	587,004	*

*	Less than 1%

**	Reflects a 100 for 1 stock split effected on November 27, 2006 by RSC Holdings and a 37.435 for 1 stock split effected on May 18, 2007 by RSC Holdings.

(1)	Represents shares held by funds associated with Ripplewood Holdings L.L.C.: (i) RSC Acquisition LLC, whose sole member is Ripplewood Partners II, L.P., whose general partner is Ripplewood Partners II GP, L.P., whose general partner is RP II GP, LLC; and (ii) RSC Acquisition II LLC, who is managed by RP II GP, LLC. The sole member of RP II GP, LLC is Collins Family Partners, L.P., who is managed by its general partner, Collins Family Partners Inc. Timothy Collins, as the president and sole shareholder of Collins Family Partners Inc., may be deemed to share beneficial ownership of the shares shown as beneficially owned by RSC Acquisition LLC and RSC Acquisition II, LLC. Mr. Collins disclaims such beneficial ownership.

(2)	Represents shares held by funds associated with Oak Hill Capital Management, LLC: (i) OHCP II RSC, LLC, whose sole member is Oak Hill Capital Partners II, L.P., whose general partner is OHCP GenPar II, L.P., whose general partner is OHCP MGP II, LLC; (ii) OHCMP II RSC, LLC, whose sole member is Oak Hill Capital Management Partners II, L.P., whose general partner is OHCP GenPar II, L.P., whose general partner is OHCP MGP II, LLC; and (iii) OHCP II RSC COI, LLC, whose sole member is OHCP GenPar II, L.P., whose general partner is OHCP MGP II, L.L.C. J. Taylor Crandall, John Fant, Steve Gruber, Greg Kent, Kevin G. Levy, Denis J. Nayden, Ray Pinson and Mark A. Wolfson, as managers of OHCP MGP II, LLC, may be deemed to share beneficial ownership of the shares shown as beneficially owned by OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC. Such persons disclaim such beneficial ownership.

(3)	Does not include shares of common stock held by OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC, funds associated with Oak Hill Capital Management, LLC. Messrs. Nayden, Dardani, Monsky and Kaden are directors of RSC Holdings and RSC and executives of Oak Hill Capital Management, LLC. Such persons disclaim beneficial ownership of the shares held by OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC.

(4)	Does not include shares of common stock held by RSC Acquisition LLC and RSC Acquisition II LLC, funds associated with Ripplewood Holdings L.L.C. Messrs. Collins, Wagner, Minnetian and Spielvogel are directors of RSC Holdings and RSC and executives of Ripplewood Holdings L.L.C. Such persons disclaim beneficial ownership of the shares held by RSC Acquisition LLC and RSC Acquisition II LLC.

(5)	Does not include shares of common stock held by Atlas Copco Finance S.à.r.l., an affiliate of Atlas Copco North America LLC. Mr. Cohen is a director of RSC Holdings and RSC and president of Atlas Copco North America LLC. Mr. Cohen disclaims beneficial ownership of the shares held by Atlas Copco Finance S.à.r.l.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

All of the transactions and agreements set forth below were approved by the Board of Directors of RSC Holdings and/or RSC at the time they were entered into. We expect to adopt a written policy which requires all future transactions between us and any related persons (as defined in Item 404 of Regulation S-K under the Securities Act) to be approved in advance by our audit committee.

Stockholders Agreement

On May 29, 2007, Ripplewood and Oak Hill, holders of a majority of the then-outstanding capital stock of RSC Holdings, amended the stockholders agreement to which they, RSC Holdings, ACF and certain members of RSC Holdings’ management are a party. We refer to this stockholders agreement, as amended, as the Amended and Restated Stockholders Agreement. The Amended and Restated Stockholders Agreement provides that RSC Holdings will cause the board of directors of RSC to at all times be comprised of the same persons that comprise the board of directors of RSC Holdings (which we refer to as the Board).

The Amended and Restated Stockholders Agreement sets the number of directors of the Board at up to 13 directors, with each of Ripplewood and Oak Hill having the right to designate four directors each, subject to reduction if their equity ownership in RSC Holdings drops below the thresholds specified in the Amended and Restated Stockholders Agreement. In addition, the Amended and Restated Stockholders Agreement specifies that, unless otherwise agreed by the Board, the chief executive officer shall be a member of the Board and that up to an additional three independent directors may also be nominated, subject to unanimous consent of the directors (other than the independent directors) nominated by Ripplewood and Oak Hill. ACF will no longer have the right to appoint a director to the Board of Directors. See “Management—Directors and Executive Officers” and “—Composition of Our Board of Directors.”

The Amended and Restated Stockholders Agreement also contains certain tag along rights and restrictions on transfers of shares of RSC Holdings.

The Amended and Restated Stockholders Agreement grants to each of Ripplewood, Oak Hill and ACF, so long as each such entity holds at least 5% of the total shares of common stock outstanding at such time, the right, following the initial public offering of common stock of RSC Holdings and subject to certain limitations, to cause RSC Holdings, at its own expense, to use its best efforts to register such securities held by such entity for public resale. The exercise of this right is not limited to a certain number of requests. In the event RSC Holdings registers any of its common stock following its initial public offering, each stockholder of RSC Holdings has the right to require RSC Holdings to use its best efforts to include shares of common stock of RSC Holdings held by it, subject to certain limitations, including as determined by the underwriters. The Amended and Restated Stockholders Agreement also provides for RSC Holdings to indemnify the stockholders party to that agreement and their affiliates in connection with the registration of RSC Holdings’ securities.

Monitoring, Transaction and Indemnification Agreements

On the Recapitalization Closing Date, RSC Holdings and RSC entered into a monitoring agreement with Ripplewood Holdings and Oak Hill Capital Management, pursuant to which Ripplewood Holdings and Oak Hill Capital Management would provide RSC Holdings and its subsidiaries, including RSC, with financial, management advisory and other services. RSC Holdings would pay Ripplewood Holdings and Oak Hill Capital Management an aggregate annual fee of $6.0 million for such services, plus expenses. On May 29, 2007, the monitoring agreement was terminated for a fee of $20 million. In connection with the Recapitalization, RSC Holdings and RSC also entered into a transaction agreement with Ripplewood Holdings and

Oak Hill Capital Management, pursuant to which RSC Holdings has paid Ripplewood Holdings and Oak Hill Capital Management a fee of $20 million each ($40 million in the aggregate) for certain direct acquisition and finance related services provided by Ripplewood and Oak Hill. On May 29, 2007, we entered into a cost reimbursement agreement with Ripplewood Holdings and Oak Hill Capital Management pursuant to which we will reimburse them for expenses incurred in connection with their provision to us of certain advisory and other services. As of May 18, 2007, expenses subject to potential reimbursement to Ripplewood Holdings and Oak Hill Capital Management under the cost reimbursement agreement were approximately $150,000 in total. The Cost Reimbursement Agreement does not limit expense amounts subject to reimbursement.

In connection with the Recapitalization, RSC Holdings and RSC also entered into an indemnification agreement with Ripplewood Holdings, Oak Hill Capital Management, ACF and the Sponsors, pursuant to which RSC Holdings and RSC will indemnify the Sponsors, ACF, Ripplewood Holdings and Oak Hill Capital Management and their respective affiliates, directors, officers, partners, members, employees, agents, advisors, representatives and controlling persons, against certain liabilities arising out of the Recapitalization or the performance of the monitoring agreement and certain other claims and liabilities. On May 29, 2007, we entered into indemnification agreements with each of our directors and certain officers. The indemnification agreement provide the directors or officers, as the case may be, with contractual rights to the indemnification and expense advancement rights provided under our by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

We believe that the monitoring, transaction and indemnification agreements are, in form and substance, substantially similar to those commonly entered into in transactions of like size and complexity sponsored by private equity firms. We further believe that the fees incurred by us under the monitoring and transaction agreements are customary and within the range charged by similarly situated sponsors.

Agreements and Relationships with ACAB

We bought certain of our equipment from affiliates of ACAB for approximately $31.5 million in 2004, $50.5 million in 2005, $41.2 million in 2006 and $13.7 million for the three months ended March 31, 2007, and certain affiliates of ACAB are participants in the equipment rental industry. The Recapitalization Agreement contains a non-compete provision that expires two years following the Recapitalization Closing Date, and, upon its expiration, ACAB and its affiliates will be free to compete with us in the rental equipment industry in the United States and Canada. In addition, nothing in the Recapitalization Agreement prohibits ACAB and its affiliates from (i) conducting (a) any business they conducted immediately prior to closing, including the operation of the Prime Energy division’s oil-free compressor equipment rental and sales business, which RSC Holdings transfered to an affiliate of ACAB prior to the closing of the Recapitalization, (b) the business of selling, renting (as long as such renting is not in competition with our business) and leasing products they manufacture, or selling used equipment, (c) the rental equipment business outside of the United States and Canada, (ii) investing in or holding not more than 10% of the outstanding capital stock of an entity that competes with us or (iii) acquiring and continuing to own and operate an entity that competes with us, provided the rental revenues of such entity in the United States and Canada account for no more than 20% of such entity’s consolidated revenues at the time of such acquisition.

For 30 months following the Recapitalization, ACAB and its affiliates will sell us any product manufactured for sale or distributed by their portable air and construction tools divisions on 180 day payment terms, without credit support, at a reasonably competitive market price that does not reflect sales on extended credit terms.

For two years following the Recapitalization, ACAB and its affiliates will not, with certain exceptions, hire any executive or senior officer (including any regional vice president), regional director, corporate director or district manager of RSC or any of its subsidiaries or knowingly solicit any other employee of RSC or any of its subsidiaries. In addition, for two years following the Recapitalization, we will not directly or indirectly engage or invest in any business in the United States or Canada in competition with our Prime Energy division, which will be retained by two of ACAB’s affiliates in respect of renting oil-free compressors.

Mark Cohen, one of our directors, is president of Atlas Copco North America LLC, an affiliate of ACAB. Mr. Cohen served as president of RSC Holdings, formerly known as Atlas Copco North America Inc., from September 1999 to November 2006. In such capacity, Mr. Cohen received approximately $346,000, $370,000 and $352,000 in direct compensation from RSC Holdings in 2004, 2005 and 2006, respectively. Mr. Cohen no longer receives any compensation from RSC Holdings in his capacity as president of Atlas Copco North America LLC.

Oak Hill Note Purchase

In connection with the Notes offering, one of the Oak Hill Partnerships purchased $20.0 million of the Notes for its own account.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facilities

Senior ABL Facilities

Overview

In connection with the Recapitalization, RSC Holdings II, LLC, RSC Holdings III, LLC, RSC and RSC Equipment Rental of Canada Ltd., formerly known as Rental Service Corporation of Canada Ltd., entered into a credit agreement, dated as of November 27, 2006, with respect to the Senior ABL Facilities, with DBNY, as US administrative agent and US collateral agent, Deutsche Bank AG, Canada Branch, as Canadian administrative agent and Canadian collateral agent, Citigroup, as syndication agent and Bank of America, N.A., LaSalle Business Credit, LLC and Wachovia Capital Finance Corporation (Western), as co-documentation agents, and the other financial institutions party thereto from time to time. The Senior ABL Facilities provide for (1) a term loan facility in an aggregate principal amount of up to $250 million, (2) a revolving loan facility in an aggregate principal amount of up to $1,450 million, subject to availability under a borrowing base and (3) an uncommitted incremental increase in an aggregate principal amount of up to $200 million, so long as no default or event of default exists or would result therefrom and we and our subsidiaries are in pro forma compliance with the financial covenants. A portion of the revolving loan facility is available for swingline loans and for the issuance of letters of credit. As of the Recapitalization Closing Date, RSC Holdings III, LLC and RSC borrowed $1,124 million under these facilities and had commitments for $576 million under the revolving portion of the Senior ABL Facilities.

Maturity; Amortization and Prepayments

The revolving loans under the Senior ABL Facilities mature five years from the Recapitalization Closing Date. The term loans under the Senior ABL Facilities will mature six years from the Recapitalization Closing Date. The term loans under the Senior ABL Facilities amortize in equal quarterly installments of one percent of the aggregate principal amount thereof per annum until their maturity date.

Subject to certain exceptions, the Senior ABL Facilities are subject to mandatory prepayment in amounts equal to (1) the amount by which certain outstanding extensions of credit exceed the lesser of the borrowing base and the commitments then in effect and (2) subject in each case to availability thresholds under the revolving loan facility to be determined, the net proceeds of (a) certain asset sales by us and certain of our subsidiaries, (b) certain debt offerings by us and certain of our subsidiaries, (c) certain insurance recovery and condemnation events and (d) certain sale and leaseback transactions.

Guaranties; Security

RSC Holdings II, LLC and each direct and indirect U.S. subsidiary of RSC Holdings II, LLC, if any (other than the borrowers, any foreign subsidiary holding company so long as such holding company has no material assets other than the capital stock, other equity interests or debt obligations of one or more of our non-U.S. subsidiaries, and any subsidiary of our non-U.S. subsidiaries (and certain of our immaterial subsidiaries (if any) as may be mutually agreed)) provided an unconditional guaranty of all amounts owing under the Senior ABL Facilities. In addition, to the extent that our non-U.S. subsidiaries become borrowers, the U.S. borrowers and U.S. guarantors provided, and the lead arrangers required that non-U.S. subsidiaries (including other non-U.S. subsidiary borrowers) provide, guaranties in respect of such non-U.S. subsidiary borrower’s obligations under the Senior ABL Facilities, subject (in the case of non-U.S. subsidiaries) to exceptions in light of legal limitations, tax and structuring considerations and the costs and risks associated with the provision of any such guaranties relative to the benefits afforded thereby. In addition, obligations of the U.S. borrowers under the Senior ABL Facilities and the guarantees of the U.S. guarantors thereunder are secured by first priority perfected security interests in substantially all of the tangible and intangible assets of the U.S. borrowers and the U.S. guarantors, including pledges of all stock and other equity interests owned by the U.S. borrowers and the U.S. guarantors (including, without limitation, all of the capital stock of each borrower (but only up to 65% of the voting stock of each direct foreign subsidiary owned by U.S. borrowers or any U.S. guarantor in the case of pledges securing the U.S. borrowers’ and U.S. guarantors’ obligations under the Senior ABL facilities (it being understood that a foreign subsidiary holding company shall be deemed to be a non-U.S. subsidiary for purposes of this provision so long as such holding company has no material assets other than capital stock, equity interests or debt obligations of one or more of our non-U.S. subsidiaries))). Assets of the type described in the preceding sentence of any non-U.S. borrower and any non-U.S. guarantor will be similarly pledged to secure the obligations of such non-U.S. borrower and non-U.S. guarantors under the Senior ABL Facilities. The security and pledges shall be subject to certain exceptions.

Interest

At the borrowers’ election, the interest rates per annum applicable to the loans under the Senior ABL Facilities are based on a fluctuating rate of interest measured by reference to either (1) adjusted LIBOR, plus a borrowing margin or (2) an alternate base rate plus a borrowing margin. At the Canadian borrowers’ election, the cost of borrowing applicable to Canadian dollar loans under the Senior ABL Facilities are based on a fluctuating cost of borrowing measured by reference to either (i) bankers’ acceptance discount rates, plus a stamping fee equal to a borrowing margin, or (ii) the Canadian prime rate plus a borrowing margin.

Fees

The borrowers will pay (1) fees on the unused commitments of the lenders under the revolving loan facility, (2) a letter of credit fee on the outstanding stated amount of letters of credit plus facing fees for the letter of credit issuing banks and (3) other customary fees in respect of the Senior ABL Facilities.

Covenants

The Senior ABL Facilities contain a number of covenants that, among other things, limit or restrict the ability of the borrowers and the guarantors to incur additional indebtedness; provide guarantees; engage in mergers, acquisitions or dispositions; enter into sale-leaseback transactions; make dividends and other restricted payments; prepay other indebtedness (including the notes); engage in certain transactions with affiliates; make other investments; change the nature of its business; incur liens; with respect to RSC Holdings II, LLC, take actions other than those enumerated; and amend specified debt agreements. In addition, under the Senior ABL Facilities, upon excess availability falling below certain levels, the borrowers will be required to comply with specified financial ratios and tests, including a minimum fixed charge coverage ratio of 1.00 to 1.00 and a maximum leverage ratio as of the last day of any test period during any period set forth in the following table:

Consolidated
Fiscal Quarter Ending	Leverage Ratio

March 31, 2007	5.00:1.00
June 30, 2007	5.00:1.00
September 30, 2007	5.00:1.00
December 31, 2007	5.00:1.00
March 31, 2008	4.75:1.00
June 30, 2008	4.75:1.00
September 30, 2008	4.75:1.00
December 31, 2008	4.75:1.00
March 31, 2009	4.50:1.00
June 30, 2009	4.50:1.00
September 30, 2009	4.50:1.00
December 31, 2009	4.50:1.00
March 31, 2010 and at all times thereafter	4.25:1.00

As of March 31, 2007, if the coverage ratio and leveraged ratio tests had been triggered by a reduction in excess availability under the Senior ABL Facilities, the borrowers would have been in compliance with such financial ratios and tests.

Events of Default

The Senior ABL Facilities contain customary events of default including nonpayment of principal when due; nonpayment of interest, fees or other amounts, in each case after a grace period; material inaccuracy of a representation or warranty when made or deemed made; violation of a covenant (subject, in the case of certain covenants, to a grace period to be agreed upon and notice); cross-default and cross-acceleration to material indebtedness; bankruptcy events; ERISA events subject to a material adverse effect qualifier; material monetary judgments; actual or asserted invalidity of any guarantee or security document or subordination provisions (to the extent applicable); impairment of security interests; and a change of control.

Senior Term Facility

Overview

In connection with the Recapitalization, RSC Holdings II, LLC, RSC Holdings III, LLC, and RSC entered into a credit agreement, dated as of November 27, 2006, with respect to the Senior Term Facility, with DBNY, as administrative agent and collateral agent, Citigroup, as syndication agent, GE Capital Markets Inc., as senior managing agent, Deutsche Bank

Securities Inc. and Citigroup Global Markets Inc., as joint lead arrangers and joint book managers and GECC, as documentation agent, and the other financial institutions party thereto from time to time. The Senior Term Facility provides for (1) a term loan facility in an aggregate principal amount of up to $1,130 million and (2) an uncommitted incremental increase in an aggregate principal amount of up to $300 million, permitted so long as no default or event of default exists or would result therefrom, the borrower and its subsidiaries are in pro forma compliance with the financial covenants, if any, and neither the total leverage ratio nor the secured leverage ratio of the borrower on a pro forma basis exceeds certain levels. On the Recapitalization Closing Date, RSC Holdings III, LLC and RSC borrowed $1,130 million under this facility. The net proceeds of the Offering were used, in part, to repay $230.7 million of the Senior Term Facility and to pay a $4.6 million prepayment penalty related to the $230.7 million repayment under the Senior Term Facility.

Maturity; Prepayments

The Senior Term Facility matures seven years from the Recapitalization Closing Date. The term loans will not amortize.

Subject to certain exceptions, the Senior Term Facility is subject to mandatory prepayment and reduction in an amount equal to the net cash proceeds of (1) certain asset sales by us and certain of our subsidiaries, (2) certain debt offerings by us and certain of our subsidiaries, (3) certain insurance recovery and condemnation events and (4) certain sale and leaseback transactions.

Guarantees; Security

RSC Holdings II, LLC and each direct and indirect U.S. subsidiary of RSC Holdings II, LLC, if any (other than the borrowers, any foreign subsidiary holding company so long as such holding company has no material assets other than the capital stock, other equity interests or debt obligations of one or more of our non-U.S. subsidiaries, and any subsidiary of our non-U.S. subsidiaries (and certain of our immaterial subsidiaries (if any) as may be mutually agreed)) provide an unconditional guaranty of all amounts owing under the Senior Term Facility. In addition, the Senior Term Facility and the guarantees thereunder are secured by second priority perfected security interests in substantially all of the tangible and intangible assets of the U.S. borrowers and the U.S. guarantors, including pledges of all stock and other equity interests owned by the U.S. borrowers and the U.S. guarantors (including, without limitation, all of the capital stock of each borrower) and of up to 65% of the voting stock of each direct foreign subsidiary owned by U.S. borrowers or any U.S. guarantor (it being understood that a foreign subsidiary holding company shall be deemed to be a non-U.S. subsidiary for purposes of this provision so long as such holding company has no material assets other than capital stock, equity interests or debt obligations of one or more of our non-U.S. subsidiaries). The security and pledges shall be subject to certain exceptions.

Interest

At the borrowers’ election, the interest rates per annum applicable to the loans under the Senior Term Facility are based on a fluctuating rate of interest measured by reference to either (1) adjusted LIBOR plus a borrowing margin or (2) an alternate base rate plus a borrowing margin.

Fees

The borrowers will pay (1) fees upon the voluntary prepayment of the loans under the Senior Term Facility during the first and second year after the closing of the Recapitalization and (2) other customary fees in respect of the Senior Term Facility.

Covenants

The Senior Term Facility contains a number of covenants substantially identical to, but no more restrictive than, the covenants contained in the Senior ABL Facilities. However, under the Senior Term Facility, the borrowers are not required to comply with covenants relating to borrowing base reporting or to specified financial maintenance covenants.

Events of Default

The Senior Term Facility contains customary events of default including nonpayment of principal when due; nonpayment of interest, fees or other amounts, in each case after a grace period; material inaccuracy of a representation or warranty when made or deemed made; violation of a covenant (subject, in the case of certain covenants, to a grace period to be agreed upon and notice); cross-acceleration to material indebtedness; bankruptcy events; ERISA events subject to a material adverse effect qualifier; material monetary judgments; actual or asserted invalidity of any guarantee or security document or subordination provisions (to the extent applicable); impairment of security interests; and a change of control.

Contingent Earn-Out Notes

RSC Holdings may be required to issue the contingent earn-out notes pursuant to the Recapitalization Agreement if RSC achieves cumulative adjusted EBITDA targets described below. If RSC’s cumulative adjusted EBITDA for the fiscal years ended December 31, 2006 and December 31, 2007 (the “2006-2007 EBITDA”) is at least $1.54 billion, then on April 1, 2008, RSC Holdings will issue to ACF a contingent earn-out note, in a principal amount equal to:

(i) $150 million if the 2006-2007 EBITDA is $1.662 billion or greater;

(ii) If the 2006-2007 EBITDA is between $1.54 billion and $1.662 billion, an amount equal to (x) $150 million multiplied by (y) a fraction (A) the numerator of which is an amount equal to the 2006-2007 EBITDA minus $1.54 billion and (B) the denominator of which is $122 million; and

(iii) An additional amount, computed like interest (compounded semiannually) at the lesser of 11.5% per annum and the applicable federal rate plus 4.99% per annum from April 1, 2008 until the contingent earn-out note is issued, on the amount described in clause (i) or clause (ii) above, as applicable.

If RSC’s cumulative adjusted EBITDA for the fiscal year ended December 31, 2008 (the “2008 EBITDA”) is at least $880 million, then on April 1, 2009, RSC Holdings will issue to ACF a second contingent earn-out note, in a principal amount equal to:

(i) If the 2008 EBITDA is $1.015 billion or greater, $250 million;

(ii) If the 2008 EBITDA is between $880 million and $1.015 billion, an amount equal to (x) $250 million multiplied by (y) a fraction (A) the numerator of which is an amount equal to the 2008 EBITDA minus $880 million and (B) the denominator of which is $135 million; and

(iii) An additional amount, computed like interest (compounded semiannually) at the lesser of 11.5% per annum and the applicable federal rate plus 4.99% per annum from April 1, 2009 until the contingent earn-out note is issued, on the amount described in clause (i) or clause (ii) above, as applicable.

Each contingent earn-out note will mature on the earlier of the date that is 11 years from issuance and the date that is six months after the final maturity date of the longest dated debt of RSC Holdings or any of its subsidiaries with a principal amount in excess of $100 million outstanding on the date of issuance of such contingent earn-out note. Interest will be added to principal semi-annually and will be payable at maturity. The interest rate will be compounded semiannually and equal to the lesser of 11.5% per annum and the applicable federal rate plus 4.99% per annum.

If, after an underwritten initial public offering of RSC Holdings’ common equity, certain persons associated with the Sponsors cease to control 40% in the aggregate of the number of shares of common equity owned by such persons immediately after the closing of the Recapitalization (a “Loss of Control”), RSC Holdings must make semi-annual payments of current period interest on the contingent earn-out notes (x) first, on the longest-dated contingent earn-out notes then outstanding (pro rata among all such notes) if and to the extent 50% of available cash (as defined in the Recapitalization Agreement) on the date of such payments is sufficient to make such payments, and (y) second, on the other contingent earn-out notes then outstanding (pro rata among all such notes) if and to the extent the payments made pursuant to the foregoing clause (x) are less than 50% of available cash on such dates. Any amount of such current period interest that is not so paid on any such date shall be added to the principal. In addition, RSC Holdings will cause its subsidiaries to refrain from taking certain actions that will impair RSC Holdings’ ability to pay current interest on the contingent earn-out notes. Furthermore, following a Loss of Control, additional interest under the notes shall accrue at the semiannual interest rate that, with semiannual compounding, produces an incremental annual yield to maturity of 1.50%. The Offering did not result in a Loss of Control.

Generally, if RSC Holdings receives after the Recapitalization Closing Date proceeds of certain dividends, redemptions or other distributions (“Qualifying Proceeds”) in excess of $150,000,000, we are required to use 50% of such excess Qualifying Proceeds, less the aggregate amount of all optional prepayments made under all of our contingent earn-out notes (the “Aggregate Optional Prepayment”), to prepay any outstanding contingent earn-out notes. However, if, after the Recapitalization Closing Date but prior to the date on which a contingent earn-out note is first issued (the “Issue Date”), we have received Qualifying Proceeds (“Pre-Issue Proceeds”) in excess of $150,000,000, we are required to use 100% of any Qualifying Proceeds received after the Issue Date (“Post-Issue Proceeds”) to prepay any outstanding notes until we have prepaid an amount equal to (x) the amount by which the Pre-Issue Proceeds exceed $150,000,000 minus (y) the Aggregate Optional Prepayment. Thereafter, we are required to use 50% of all Post-Issue Proceeds, less the Aggregate Optional Prepayments, to prepay the notes.

DESCRIPTION OF THE NOTES

General

RSC and RSC Holdings III, LLC (the “Company” and, together with RSC, the “Issuers”) issued the old notes and will issue the new notes, in each case, as joint and several obligors under an Indenture, dated as of November 27, 2006 (the “Indenture”), among RSC Holdings III, LLC, RSC and Wells Fargo Bank, National Association, as Trustee (the “Trustee”).

The terms of the new notes are substantially identical to the terms of the old notes, except that the new notes are registered under the Securities Act and therefore will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP or ISIN number from the old notes and will not entitle their holders to registration rights. New notes will otherwise be treated as old notes for purposes of the Indenture.

The Indenture contains provisions that define your rights and govern the obligations of the Issuers under the notes. A copy of the Indenture and the notes are filed as exhibits to the registration statement of which this prospectus forms a part and will be made available to prospective purchasers of the notes upon request. See “Where You Can Find Additional Information.”

The following is a summary of certain provisions of the Indenture and the Notes. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms to be made a part thereof by the Trust Indenture Act of 1939, as amended. The term “Parent” and the other capitalized terms defined in “—Certain Definitions” below are used in this “Description of the Notes” as so defined. Any reference to “Issuers” in this Description of the Notes refers to the Company and RSC and, in each case, not to any of their Subsidiaries. Any reference to a “Holder” or a “Noteholder” in this Description of the Notes refers to the Holders of the Notes. Any reference to “Notes” in this Description of the Notes refers to the new notes.

Brief Description of the Notes

The Notes are

•	unsecured Senior Indebtedness of the Issuers;

•	effectively subordinated to all secured Indebtedness of the Issuers to the extent of the value of the assets securing such secured Indebtedness and to all Indebtedness and other liabilities (including trade payables) of the Issuers’ Subsidiaries (other than Subsidiaries that become Subsidiary Guarantors pursuant to the provisions described below under “—Subsidiary Guarantees” or, with respect to the Company, RSC);

•	pari passu in right of payment with all existing and future Senior Indebtedness of the Issuers; and

•	senior in right of payment to all existing and future Subordinated Obligations of the Issuers.

Brief Description of the Subsidiary Guarantees

Subsidiary Guarantees of Notes

As of the Issue Date, the Company had no domestic Subsidiaries (other than RSC), and the Notes will not be Guaranteed.

The Subsidiary Guarantees of any Subsidiary Guarantor in respect of the Notes will be:

•	unsecured Senior Indebtedness of such Subsidiary Guarantor;

•	effectively subordinated to all secured Indebtedness of such Subsidiary Guarantor to the extent of the value of the assets securing such secured Indebtedness;

•	pari passu in right of payment with all existing and future Senior Indebtedness of such Subsidiary Guarantor; and

•	senior in right of payment to all existing and future Guarantor Subordinated Obligations of such Subsidiary Guarantor.

Principal, Maturity and Interest

The Notes will mature on December 1, 2014. Each Note will bear interest of 9 1/2% per annum from November 27, 2006 or from the most recent date to which interest has been paid or provided for. Interest will be payable semiannually in cash to Holders of record at the close of business on May 15 or November 15 immediately preceding the interest payment date, on June 1 and December 1 of each year, commencing June 1, 2007. Interest will be paid on the basis of a 360-day year consisting of twelve 30-day months.

The Notes were issued initially in an aggregate principal amount of $620.0 million. Additional securities may be issued under the Indenture in one or more series from time to time (“Additional Notes”), subject to the limitations set forth under “—Certain Covenants—Limitation on Indebtedness,” which will vote as a class with the Notes and otherwise be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemption and offers to purchase.

Other Terms

Principal of, and premium, if any, and interest on, the Notes are payable, and such Notes may be exchanged or transferred, at the office or agency of the Issuers maintained for such purposes (which initially shall be the corporate trust office of the Trustee), with respect to Notes, except that, at the option of the Issuers, payment of interest may be made by check mailed to the address of the registered holders of such Notes as such address appears in the Note Register.

The Notes are issued only in fully registered form, without coupons. The Notes are issued only in minimum denominations of $2,000 (the “Minimum Denomination”) and any integral multiple of $1,000 in excess thereof.

The Notes are designated for trading in The PORTAL Market.

Optional Redemption

The Notes are redeemable, at the Issuers’ option, at any time prior to maturity at varying redemption prices in accordance with the applicable provisions set forth below.

The Notes are redeemable, at the Issuers’ option, in whole or in part, at any time and from time to time on and after December 1, 2010 and prior to maturity at the applicable redemption price set forth below. Such redemption may be made upon notice mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date. The Issuers may provide in such notice that payment of the redemption price and the performance of the Issuers’ obligations with respect to such redemption may be performed by another Person. Any such redemption and notice may, in the Issuers’ discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a Change of Control. The Notes are so redeemable at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the relevant redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on December 1 of the years set forth below:

Redemption Period	Price

2010	104.750%
2011	102.375%
2012 and thereafter	100.00%

In addition, the Indenture provides that at any time and from time to time on or prior to December 1, 2009, the Issuers at their option may redeem Notes in an aggregate principal amount equal to up to 35% of the original aggregate principal amount of the Notes (including the principal amount of any Additional Notes), with funds in an equal aggregate amount (the “Redemption Amount”) not exceeding the aggregate proceeds of one or more Equity Offerings (as defined below), at a redemption price (expressed as a percentage of principal amount thereof) of 35%, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that if Notes are redeemed, an aggregate principal amount of Notes equal to at least 65% of the aggregate principal amount of Notes issued under the Indenture (including the principal amount of any Additional Notes) must remain outstanding after each such redemption of Notes.

“Equity Offering” means a sale of Capital Stock (x) that is a sale of Capital Stock of RSC (other than Disqualified Stock or sales to Subsidiaries of RSC), or (y) proceeds of which in an amount equal to or exceeding the Redemption Amount are contributed to the equity capital of RSC or any of its Restricted Subsidiaries (other than proceeds from a sale to Subsidiaries of Capital Stock of RSC). Such redemption may be made upon notice mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date (but in no event more than 90 days after the completion of the related Equity Offering). The Issuers may provide in such notice that payment of the redemption price and performance of the Issuers’ obligations with respect to such redemption may be performed by another Person. Any such notice may be given prior to the completion of the related Equity Offering, and any such redemption or notice may, at the Issuers’ discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the completion of the related Equity Offering.

At any time prior to December 1, 2010, Notes may also be redeemed or purchased (by the Issuers or any other Person) in whole or in part, at the Issuers’ option, at a price (the “Redemption Price”) equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, the date of redemption or purchase (the “Redemption Date”) (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). Such redemption or purchase may be made upon notice mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the Redemption Date. The Issuers may provide in such notice that payment of the Redemption Price and performance of the Issuers’ obligations with respect to such redemption or purchase may be performed by another Person. Any such redemption, purchase or notice may, at the Issuers’ discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a Change of Control.

“Applicable Premium” means, at any Redemption Date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such Redemption Date of (1) the redemption price of such Note on December 1, 2010 (such redemption price being that described in the second or third paragraph, respectively, of this “Optional

Redemption” section) plus (2) all required remaining scheduled interest payments due on such Note through such date, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note on such Redemption Date; and, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate; provided that such calculation shall not be a duty or obligation of the Trustee.

“Treasury Rate” means, with respect to a Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15(519) that has become publicly available at least two Business Days prior to such Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Redemption Date to December 1, 2010; provided, however, that if the period from the Redemption Date to such date is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Selection

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as such Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of the Minimum Denomination in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

Subsidiary Guarantees

As of the Issue Date, the Company had no Domestic Subsidiaries (other than RSC), and the Notes are not Guaranteed. Under the Indenture, the Issuers will cause each Domestic Subsidiary that guarantees payment by the Issuers of any Indebtedness of the Issuers under the Senior Credit Facilities to execute and deliver to the Trustee a supplemental indenture or other instrument pursuant to which such Domestic Subsidiary will guarantee payment of the Notes, whereupon such Domestic Subsidiary will become a Subsidiary Guarantor for all purposes under the Indenture. In addition, the Issuers may cause any Subsidiary that is not a Subsidiary Guarantor to guarantee payment of the Notes and become a Subsidiary Guarantor.

Each Subsidiary Guarantor, as primary obligor and not merely as surety, will jointly and severally, irrevocably and fully and unconditionally Guarantee, on an unsecured senior basis the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all monetary obligations of the Issuers under the Indenture and the Notes, whether for principal of or interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Subsidiary Guarantors being herein called the “Subsidiary Guaranteed Obligations”). Such Subsidiary Guarantor will agree to pay, in addition to the amount stated above, any and all reasonable out-of-pocket expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under its Subsidiary Guarantee.

The obligations of each Subsidiary Guarantor will be limited to the maximum amount, as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor

(including but not limited to any Guarantee by it of any Bank Indebtedness), result in the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law, or being void or unenforceable under any law relating to insolvency of debtors.

Each such Subsidiary Guarantee shall be a continuing Guarantee and shall (i) remain in full force and effect until payment in full of the principal amount of all outstanding Notes (whether by payment at maturity, purchase, redemption, defeasance, retirement or other acquisition) and all other applicable Subsidiary Guaranteed Obligations then due and owing unless earlier terminated as described below, (ii) be binding upon such Subsidiary Guarantor and (iii) inure to the benefit of and be enforceable by the Trustee, the Holders and their permitted successors, transferees and assigns.

Notwithstanding the preceding paragraph, any Subsidiary Guarantor will automatically and unconditionally be released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee shall thereupon terminate and be discharged and of no further force or effect, (i) concurrently with any direct or indirect sale or disposition (by merger or otherwise) of any Subsidiary Guarantor or any interest therein in accordance with the terms of the Indenture (including the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” and “—Merger and Consolidation”) by an Issuer or a Restricted Subsidiary, following which such Subsidiary Guarantor is no longer a Restricted Subsidiary of such Issuer, (ii) at any time that such Subsidiary Guarantor is released from all of its obligations under all of its Guarantees of payment by the Issuers of any Indebtedness of the Issuers under the Senior Credit Facilities (it being understood that a release subject to contingent reinstatement is still a release, and that if any such Guarantee is so reinstated, such Subsidiary Guarantee shall also be reinstated to the extent that such Subsidiary Guarantor would then be required to provide a Subsidiary Guarantee pursuant to the covenant described under “—Certain Covenants—Future Subsidiary Guarantors”), (iii) upon the merger or consolidation of any Subsidiary Guarantor with and into either of the Issuers or another Subsidiary Guarantor that is the surviving Person in such merger or consolidation, or upon the liquidation of such Subsidiary Guarantor following the transfer of all of its assets to either of the Issuers or another Subsidiary Guarantor, (iv) concurrently with any Subsidiary Guarantor becoming an Unrestricted Subsidiary, (v) upon legal or covenant defeasance of the Issuers’ obligations, or satisfaction and discharge of the Indenture, or (vi) subject to customary contingent reinstatement provisions, upon payment in full of the aggregate principal amount of all Notes then outstanding and all other applicable Subsidiary Guaranteed Obligations then due and owing. In addition, the Issuers will have the right, upon 30 days’ notice to the Trustee, to cause any Subsidiary Guarantor that has not guaranteed payment by the Issuers of any Indebtedness of the Issuers under the Senior Credit Facilities to be unconditionally released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee shall thereupon terminate and be discharged and of no further force or effect. Upon any such occurrence specified in this paragraph, the Trustee shall execute any documents reasonably required in order to evidence such release, discharge and termination in respect of such Subsidiary Guarantee.

Neither of the Issuers nor any such Subsidiary Guarantor shall be required to make a notation on the Notes to reflect any such Subsidiary Guarantee or any such release, termination or discharge.

Ranking

Notes and Related Subsidiary Guarantees

The indebtedness evidenced by the Notes (a) are unsecured Senior Indebtedness of the Issuers, (b) rank pari passu in right of payment with all existing and future Senior Indebtedness of the Issuers, and (c) be senior in right of payment to all existing and future Subordinated

Obligations of the Issuers. The Notes are also effectively subordinated to all secured Indebtedness and other liabilities (including trade payables) of the Issuers to the extent of the value of the assets securing such Indebtedness, and to all Indebtedness of its Subsidiaries (other than any Subsidiaries that become Subsidiary Guarantors pursuant to the provisions described above under “—Subsidiary Guarantees”).

Each Subsidiary Guarantee in respect of Notes (a) will be unsecured Senior Indebtedness of the applicable Subsidiary Guarantor, (b) will rank pari passu in right of payment with all existing and future Senior Indebtedness of such Person and (c) will be senior in right of payment to all existing and future Guarantor Subordinated Obligations of such Person. Such Subsidiary Guarantee will also be effectively subordinated to all secured Indebtedness of such Person to the extent of the value of the assets securing such Indebtedness, and to all Indebtedness and other liabilities (including trade payables) of the Subsidiaries of such Person (other than any Subsidiaries that become Subsidiary Guarantors pursuant to the provisions described above under “—Subsidiary Guarantees”).

Claims of creditors of any of the Issuer’s Subsidiaries, including trade creditors, and claims of preferred shareholders (if any) of such Subsidiaries will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Issuers, including holders of the Notes, unless such Subsidiary is a Subsidiary Guarantor. The Notes, therefore, will be effectively subordinated to creditors (including trade creditors) and preferred shareholders (if any) of other Subsidiaries of the Issuers (other than Subsidiaries that become Subsidiary Guarantors). Certain of the operations of a Subsidiary Guarantor may be conducted through Subsidiaries thereof that are not also Subsidiary Guarantors. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred shareholders (if any) of such Subsidiaries will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of such Subsidiary Guarantor, including claims under its Subsidiary Guarantee of the Notes. Such Subsidiary Guarantee, if any, therefore, will be effectively subordinated to creditors (including trade creditors) and preferred shareholders (if any) of such Subsidiaries. Although the Indenture limits the incurrence of Indebtedness (including preferred stock) by certain of the Issuer’s Subsidiaries, such limitation is subject to a number of significant qualification.

Change of Control

Upon the occurrence after the Issue Date of a Change of Control (as defined below), each Holder of Notes will have the right to require the Issuers to repurchase all or any part of such Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that the Issuers shall not be obligated to repurchase Notes pursuant to this covenant in the event that they have exercised their right to redeem all of the Notes as described above under “—Optional Redemption.” The Transactions shall not constitute or give rise to a Change of Control.

The term “Change of Control” means the occurrence of any of the following after the Issue Date:

(i) the sale, lease or transfer, in one or a series of related transactions (other than by way of merger or consolidation), of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, to any Person other than one or more Permitted Holders; or

(ii) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by (A) any Person (other than one or more Permitted Holders) or (B) Persons (other than one or more Permitted Holders) that are together (1) a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), or (2) are acting, for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), as a group, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Company.

Unless the Issuers have exercised their right to redeem all the Notes as described above under “—Optional Redemption,” the Issuers shall, not later than 30 days following the date the Company obtains actual knowledge of any Change of Control having occurred, mail a notice (a “Change of Control Offer”) to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred or may occur and that such Holder has, or upon such occurrence will have, the right to require the Issuers to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts and financial information regarding such Change of Control; (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); (4) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes purchased; and (5) if such notice is mailed prior to the occurrence of a Change of Control, that such offer is conditioned on the occurrence of such Change of Control. No Note will be repurchased in part if less than the Minimum Denomination in original principal amount of such Note would be left outstanding.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

The Change of Control purchase feature is a result of negotiations between the Issuers and the Initial Purchasers. The Company has no present plans to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Restrictions on the ability of the Company to Incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness” and “—Certain Covenants—Limitation on Liens.” Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

The occurrence of a Change of Control would constitute a default under each Senior Credit Agreement. Agreements governing future Indebtedness of the Company may contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased or repaid upon a Change of Control. Each Senior Credit Agreement is expected to, and the agreements governing future Indebtedness of the Company may, prohibit the Issuers from repurchasing the Notes upon a Change of Control unless the Indebtedness governed by such Senior Credit Agreement or the agreements governing such future Indebtedness, as the case may be, has been repurchased or repaid (or an offer made to effect such repurchase or repayment has been made and the Indebtedness of those creditors accepting such offer has been repurchased or repaid) and/or other specified requirements have been met. Moreover, the exercise by the Holders of their right to require the Issuers to repurchase the Notes could cause a default under such agreements, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company and its Subsidiaries. Finally, the Issuers’ ability to pay cash to the Holders upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The provisions under the Indenture relating to the Issuers’ obligation to make an offer to purchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes. As described above under “—Optional Redemption,” the Issuers also have the right to redeem the Notes at specified prices, in whole or in part, upon a Change of Control or otherwise.

The definition of Change of Control includes a phrase relating to the sale or other transfer of “all or substantially all” of the Company’s assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company, and therefore it may be unclear as to whether a Change of Control has occurred and whether the holders of the Notes have the right to require the Issuers to repurchase such Notes.

Certain Covenants

The Indenture contains covenants including, among others, the covenants as described below.

Limitation on Indebtedness

The Indenture provides as follows:

(a) The Company will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness; provided, however, that the Company or any Restricted Subsidiary may Incur Indebtedness if on the date of the Incurrence of such Indebtedness, after giving effect to the Incurrence thereof, the Consolidated Coverage Ratio would be greater than 2.00:1.00.

(b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness:

(i) Indebtedness Incurred pursuant to any Credit Facility (including but not limited to in respect of letters of credit or bankers’ acceptances issued or created thereunder) and Indebtedness Incurred other than under any Credit Facility, and (without limiting the foregoing), in each case, any Refinancing Indebtedness in respect thereof, in a maximum principal amount at any time outstanding not exceeding in the aggregate the amount equal to (A) $1,530 million, plus (B) the greater of (1) $1,500 million less the aggregate principal amount of Indebtedness Incurred by Special Purpose Entities that are Domestic Entities and then outstanding pursuant to clause (ix) of this paragraph (b) and (2) an amount equal to the Borrowing Base less the aggregate principal amount of Indebtedness Incurred by Special Purpose Subsidiaries that are Domestic Subsidiaries and then outstanding pursuant to clause (ix) of this paragraph (b), plus (C) in the event of any refinancing of any such Indebtedness, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing;

(ii) Indebtedness (A) of any Restricted Subsidiary to the Company or (B) of the Company or any Restricted Subsidiary to any Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock of such Restricted Subsidiary to which such Indebtedness is owed, or other event, that results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of such Indebtedness (except to the Company or a Restricted Subsidiary) will be deemed, in each case, an Incurrence of such Indebtedness by the issuer thereof not permitted by this clause (ii);

(iii) Indebtedness represented by the Notes, any Indebtedness (other than the Indebtedness described in clause (ii) above) outstanding on the Issue Date and any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (iii) or paragraph (a) above;

(iv) Purchase Money Obligations and Capitalized Lease Obligations, and any Refinancing Indebtedness with respect thereto not to exceed the greater of (A) $225.0 million and (B) 12% of Consolidated Tangible Assets, in an aggregate amount outstanding at any one time;

(v) Indebtedness consisting of accommodation guarantees for the benefit of trade creditors of the Company or any of its Restricted Subsidiaries;

(vi) (A) Guarantees by the Company or any Restricted Subsidiary of Indebtedness or any other obligation or liability of the Company or any Restricted Subsidiary (other than any Indebtedness Incurred by the Company or such Restricted Subsidiary, as the case may be, in violation of the covenant described under “—Limitation on Indebtedness”), or (B) without limiting the covenant described under “—Limitation on Liens,” Indebtedness of the Company or any Restricted Subsidiary arising by reason of any Lien granted by or applicable to such Person securing Indebtedness of the Company or any Restricted Subsidiary (other than any Indebtedness Incurred by the Company or such Restricted Subsidiary, as the case may be, in violation of the covenant described under “—Limitation on Indebtedness”);

(vii) Indebtedness of the Company or any Restricted Subsidiary (A) arising from the honoring of a check, draft or similar instrument of such Person drawn against insufficient funds, provided that such Indebtedness is extinguished within five Business Days of its Incurrence, or (B) consisting of guarantees, indemnities, obligations in respect of earnouts or other purchase price adjustments, or similar obligations, Incurred in connection with the acquisition or disposition of any business, assets or Person after the Issue Date;

(viii) Indebtedness of the Company or any Restricted Subsidiary in respect of (A) letters of credit, bankers’ acceptances or other similar instruments or obligations issued, or relating to liabilities or obligations incurred, in the ordinary course of business (including those issued to governmental entities in connection with self-insurance under applicable workers’ compensation statutes), or (B) completion guarantees, surety, judgment, appeal or performance bonds, or other similar bonds, instruments or obligations, provided, or relating to liabilities or obligations incurred, in the ordinary course of business, or (C) Hedging Obligations, entered into for bona fide hedging purposes, or (D) the financing of insurance premiums in the ordinary course of business, or (E) netting, overdraft protection and other arrangements arising under standard business terms of any bank at which the Issuers or any Restricted Subsidiary maintains an overdraft, cash pooling or other similar facility or arrangement;

(ix) Indebtedness (A) of a Special Purpose Subsidiary secured by a Lien on all or part of the assets disposed of in, or otherwise Incurred in connection with, a Financing Disposition or (B) otherwise Incurred in connection with a Special Purpose Financing; provided that (1) such Indebtedness is not recourse to the Company or any Restricted Subsidiary that is not a Special Purpose Subsidiary (other than with respect to Special Purpose Financing Undertakings), (2) in the event such Indebtedness shall become recourse to the Company or any Restricted Subsidiary that is not a Special Purpose Subsidiary (other than with respect to Special Purpose Financing Undertakings), such Indebtedness will be deemed to be, and must be classified by the Company as, Incurred at such time (or at the time initially Incurred) under one or more of the other provisions of this covenant for so long as such Indebtedness shall be so recourse; and (3) in the event that at any time thereafter such Indebtedness shall comply with the provisions of the preceding subclause (1), the Company may classify such Indebtedness in whole or in part as Incurred under this clause (b)(ix) of this covenant;

(x) Indebtedness of any Person that is assumed by the Company or any Restricted Subsidiary in connection with its acquisition of assets from such Person or any Affiliate thereof or is issued and outstanding on or prior to the date on which such Person was acquired by the Company or any Restricted Subsidiary or merged or consolidated with or into any Restricted Subsidiary (other than Indebtedness Incurred to finance, or otherwise Incurred in connection with, such acquisition); provided that on the date of such acquisition, merger or consolidation, after giving effect thereto, the Company could Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) above; and any Refinancing Indebtedness with respect to any such Indebtedness;

(xi) Indebtedness of any Foreign Subsidiary in an aggregate principal amount at any time outstanding not exceeding an amount equal to the sum of (A) the greater of (x) $100 million and (y) an amount equal to (1) the Foreign Borrowing Base less (2) the aggregate principal amount of Indebtedness Incurred by Special Purpose Entities that are Foreign Entities and then outstanding pursuant to clause (ix) of this paragraph and (B) in the event of any refinancing of Indebtedness incurred under this clause (xi), the aggregate amount of any fees, underwriting discount, premium and other cost and expenses incurred in connection with such refinancing and any Refinancing Indebtedness with respect to any such Indebtedness;

(xii) Contribution Indebtedness and any Refinancing Indebtedness in respect thereto; and

(xiii) Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount at any time outstanding not exceeding an amount equal to the greater of (x) $200 million or (y) 10% of Consolidated Tangible Assets.

(c) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant, (i) any other obligation of the obligor on such Indebtedness (or of any other Person who could have Incurred such Indebtedness under this covenant) arising under any Guarantee, Lien or letter of credit, bankers’ acceptance or other similar instrument or obligation supporting such Indebtedness shall be disregarded to the extent that such Guarantee, Lien or letter of credit, bankers’ acceptance or other similar instrument or obligation secures the principal amount of such Indebtedness; (ii) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in paragraph (b) above, the Company, in its sole discretion, shall classify such item of Indebtedness and may include the amount and type of such Indebtedness in one or more of such clauses (including in part under one such clause and in part under another such clause); and (iii) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

(d) For purposes of determining compliance with any Dollar-denominated restriction on the Incurrence of Indebtedness denominated in a foreign currency, the Dollar-equivalent principal amount of such Indebtedness Incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that (x) the Dollar-equivalent principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date, (y) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency (or in a different currency from such Indebtedness so being Incurred), and such refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (i) the outstanding or committed principal amount (whichever is higher) of such Indebtedness being refinanced plus (ii) the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing and (z) the Dollar-equivalent principal amount of Indebtedness denominated in a foreign currency and Incurred pursuant to a Senior Credit Facility shall be calculated based on the relevant currency exchange rate in effect on, at the Company’s option, (i) the Issue Date, (ii) any date on which any of the respective commitments under such Senior Credit Facility shall be reallocated between or among facilities or subfacilities thereunder, or on which such rate is otherwise calculated for any purpose thereunder, or (iii) the date of such Incurrence. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments

The Indenture provides as follows:

(a) The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any such payment in connection with any merger or consolidation to which the Company is a party) except (x) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and (y) dividends or distributions payable to the Company or any Restricted Subsidiary (and, in the case of any such Restricted Subsidiary making such dividend or distribution, to other holders of its Capital Stock on no more than a pro rata basis, measured by value), (ii) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company held by Persons other than the Company or a Restricted Subsidiary (other than any acquisition of Capital Stock deemed to occur upon the exercise of options if such Capital Stock represents a portion of the exercise price thereof), (iii) voluntarily purchase, repurchase, redeem, defease or otherwise voluntarily acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than a purchase, repurchase, redemption, defeasance or other acquisition or retirement for value in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such acquisition or retirement) or (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, repurchase, redemption, defeasance, other acquisition or retirement or Investment being herein referred to as a “Restricted Payment”), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment and after giving effect thereto:

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) the Company could not Incur at least an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Issue Date and then outstanding would exceed, without duplication, the sum of:

(A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) beginning on the Issue Date to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which consolidated financial statements of the Company are available (or, in case such Consolidated Net Income shall be a negative number, 100% of such negative number);

(B) the aggregate Net Cash Proceeds and the fair value (as determined in good faith by the Board of Directors) of property or assets received (x) by the Company as capital contributions to the Company after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary) of its Capital Stock (other than Disqualified Stock) after the Issue Date (other than Excluded Contributions and Contribution Amounts) or (y) by the Company or any Restricted Subsidiary from the issuance and sale by the Company or any Restricted Subsidiary after the Issue Date of Indebtedness that shall have been converted into or exchanged for Capital Stock of the Company or any Parent (other than Disqualified Stock), plus the amount of any cash and the fair value (as determined in good faith by the Board of Directors) of any property or assets, received by the Company or any Restricted Subsidiary upon such conversion or exchange;

(C) the aggregate amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) dividends, distributions, interest payments, return of capital, repayments of Investments or other transfers of assets to the Company or any Restricted Subsidiary from any Unrestricted Subsidiary, including dividends or other distributions related to dividends on other distributions made pursuant to clause (x) of the following paragraph (b), or (ii) the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary (valued in each case as provided in the definition of “Investment”), not to exceed in the case of any such Unrestricted Subsidiary the aggregate amount of Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary after the Issue Date; and

(D) in the case of any disposition or repayment of any Investment constituting a Restricted Payment (without duplication of any amount deducted in calculating the amount of Investments at any time outstanding included in the amount of Restricted Payments), an amount in the aggregate equal to the lesser of the return of capital, repayment or other proceeds with respect to all such Investments received by the Company or a Restricted Subsidiary and the initial amount of all such Investments constituting Restricted Payments.

(b) The provisions of the foregoing paragraph (a) do not prohibit any of the following (each, a “Permitted Payment”):

(i) any purchase, redemption, repurchase, defeasance or other acquisition or retirement of Capital Stock of the Company or Subordinated Obligations made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the substantially concurrent issuance or sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary) or a substantially concurrent capital contribution to the Company, in each case other than Excluded Contributions and Contribution Amounts; provided that the Net Cash Proceeds from such issuance, sale or capital contribution shall be excluded in subsequent calculations under clause (3)(B) of the preceding paragraph (a);

(ii) any purchase, redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Obligations (w) made by exchange for, or out of the proceeds of the substantially concurrent issuance or sale of, Indebtedness of the Company or Refinancing Indebtedness Incurred in compliance with the covenant described under “—Limitation on Indebtedness,” (x) from Net Available Cash to the extent permitted under clause (a)(iii)(C) of “—Limitation on Sales of Assets and Subsidiary Stock,” (y) following the occurrence of a Change of Control (or other similar event described therein as a “change of control”), but only if the Company shall have complied with the covenant described under “—Change of Control” and, if required, purchased all Notes tendered pursuant to the offer to repurchase all the Notes required thereby, prior to purchasing or repaying such Subordinated Obligations or (z) constituting Acquired Indebtedness;

(iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with the preceding paragraph (a);

(iv) Investments or other Restricted Payments in an aggregate amount outstanding at any time not to exceed the amount of Excluded Contributions;

(v) loans, advances, dividends or distributions by the Company to any Parent to permit any Parent to repurchase or otherwise acquire its Capital Stock (including any options, warrants or other rights in respect thereof), or payments by the Company to repurchase or otherwise acquire Capital Stock of any Parent or the Company (including any options, warrants or other rights in respect thereof), in each case from Management Investors, such payments, loans, advances, dividends or distributions not to exceed an amount (net of repayments of any such loans or advances) equal to (x)(1) $20.0 million, plus (2) $5.0 million multiplied by the number of calendar years that have commenced since the Issue Date, plus (y) the Net Cash Proceeds received by the Company since the Issue Date from, or as a capital contribution from, the issuance or sale to Management Investors of Capital Stock (including any options, warrants or other rights in respect thereof) to the extent such Net Cash Proceeds are not included in any calculations under clause 3(B)(x) of the preceding paragraph (a), plus (z) the cash proceeds of key man life insurance policies received by the Company or any Restricted Subsidiary (or by any Parent and contributed to the Company) since the

Issue Date to the extent such cash proceeds are not included in any calculation under clause (3)(A) of the preceding paragraph (a);

(vi) the payment by the Company of, or loans, advances, dividends or distributions by the Company to any Parent to pay, dividends on the common stock or equity of the Company or any Parent following a public offering of such common stock or equity in an amount not to exceed in any fiscal year 6% of the aggregate gross proceeds received by the Company (whether directly, or indirectly through a contribution to common equity capital) in or from such public offering;

(vii) Restricted Payments (including loans or advances) in an aggregate amount outstanding at any time not to exceed an amount (net of repayments of any such loans or advances) equal to $75.0 million;

(viii) loans, advances, dividends or distributions to any Parent or other payments by the Company or any Restricted Subsidiary (A) to satisfy or permit any Parent to satisfy obligations under the Management Agreements, (B) pursuant to the Tax Sharing Agreement, or (C) to pay or permit any Parent to pay any Parent Expenses or any Related Taxes;

(ix) payments by the Company, or loans, advances, dividends or distributions by the Company to any Parent to make payments, to holders of Capital Stock of the Company or any Parent in lieu of issuance of fractional shares of such Capital Stock, not to exceed $3.0 million in the aggregate;

(x) dividends or other distributions of Capital Stock, Indebtedness or other securities of Unrestricted Subsidiaries;

(xi) any Restricted Payment pursuant to or in connection with the Transactions; and

(xii) the declaration and payment of dividends to holders of any class or series of Disqualified Stock, or of any Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of the covenant described under “Certain Covenants—Limitation on Indebtedness” above;

provided that (A) in the case of clauses (iii), (vi), (vii) and (ix), the net amount of any such Permitted Payment shall be included in subsequent calculations of the amount of Restricted Payments, (B) in the case of clause (v), at the time of any calculation of the amount of Restricted Payments, the net amount of Permitted Payments that have then actually been made under clause (v) that is in excess of 50% of the total amount of Permitted Payments then permitted under clause (v) shall be included in such calculation of the amount of Restricted Payments, (C) in all cases other than pursuant to clauses (A) and (B) immediately above, the net amount of any such Permitted Payment shall be excluded in subsequent calculations of the amount of Restricted Payments and (D) solely with respect to clause (vii), no Default or Event of Default shall have occurred or be continuing at the time of any such Permitted Payment after giving effect thereto.

Limitation on Restrictions on Distributions from Restricted Subsidiaries.

The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company (provided that dividend or liquidation priority between classes of Capital Stock, or subordination of any obligation (including the application of any remedy bars thereto) to any other obligation, will not be deemed to constitute such an encumbrance or restriction), except any encumbrance or restriction:

(1) pursuant to an agreement or instrument in effect at or entered into on the Issue Date, any Credit Facility, the Indenture or the Notes;

(2) pursuant to any agreement or instrument of a Person, or relating to Indebtedness or Capital Stock of a Person, which Person is acquired by or merged or consolidated with or into the Company or any Restricted Subsidiary, or which agreement or instrument is assumed by the Company or any Restricted Subsidiary in connection with an acquisition of assets from such Person, as in effect at the time of such acquisition, merger or consolidation (except to the extent that such Indebtedness was incurred to finance, or otherwise in connection with, such acquisition, merger or consolidation); provided that for purposes of this clause (2), if a Person other than the Company is the Successor Company with respect thereto, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed, as the case may be, by the Company or a Restricted Subsidiary, as the case may be, when such Person becomes such Successor Company;

(3) pursuant to an agreement or instrument (a “Refinancing Agreement”) effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise extends, renews, refunds, refinances or replaces, an agreement or instrument referred to in clause (1) or (2) of this covenant or this clause (3) (an “Initial Agreement”) or contained in any amendment, supplement or other modification to an Initial Agreement (an “Amendment”); provided, however, that the encumbrances and restrictions contained in any such Refinancing Agreement or Amendment taken as a whole are not materially less favorable to the Holders of the Notes than encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such Refinancing Agreement or Amendment relates (as determined in good faith by the Company);

(4) (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any lease, license or other contract, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture, (C) contained in mortgages, pledges or other security agreements securing Indebtedness of a Restricted Subsidiary to the extent restricting the transfer of the property or assets subject thereto, (D) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary, (E) pursuant to Purchase Money Obligations that impose encumbrances or restrictions on the property or assets so acquired, (F) on cash or other deposits or net worth imposed by customers or suppliers under agreements entered into in the ordinary course of business, (G) pursuant to customary provisions contained in agreements and instruments entered into in the ordinary course of business (including but not limited to leases and joint venture and other similar agreements entered into in the ordinary course of business), (H) that arises or is agreed to in the ordinary course of business and does not detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or such Restricted Subsidiary or (I) pursuant to Hedging Obligations;

(5) with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(6) by reason of any applicable law, rule, regulation or order, or required by any regulatory authority having jurisdiction over the Company or any Restricted Subsidiary or any of their businesses; or

(7) pursuant to an agreement or instrument (A) relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Indebtedness” (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Holders of the Notes than the encumbrances and restrictions contained in the Initial Agreements (as determined in good faith by the Company), or (ii) if such encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines in good faith that such encumbrance or restriction will not materially affect the Company’s ability to make principal or interest payments on the Notes or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness, (B) relating to any sale of receivables by a Foreign Subsidiary or (C) relating to Indebtedness of or a Financing Disposition by or to or in favor of any Special Purpose Entity.

Limitation on Sales of Assets and Subsidiary Stock.

The Indenture provides as follows (except as described with respect to the Indenture):

(a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless

(i) the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value of the shares and assets subject to such Asset Disposition, as such fair market value may be determined (and shall be determined, to the extent such Asset Disposition or any series of related Asset Dispositions involves aggregate consideration in excess of $25.0 million) in good faith by the Board of Directors, whose determination shall be conclusive (including as to the value of all noncash consideration),

(ii) in the case of any Asset Disposition (or series of related Asset Dispositions) having a fair market value of $25.0 million or more, at least 75% of the consideration therefor (excluding, in the case of an Asset Disposition (or series of related Asset Dispositions), any consideration by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise, that are not Indebtedness) received by the Company or such Restricted Subsidiary is in the form of cash, and

(iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or any Restricted Subsidiary, as the case may be) as follows:

(A) first, either (x) to the extent the Issuers elect (or are required by the terms of any Bank Indebtedness, any Senior Indebtedness of the Issuers or any Subsidiary Guarantor or any Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor), to prepay, repay or purchase any such Indebtedness or (in the case of letters of credit, bankers’ acceptances or other similar instruments) cash collateralize any such Indebtedness (in each case other than Indebtedness owed to the Company or a Restricted Subsidiary) within 365 days after the later of the date of such Asset Disposition and the date of receipt of such Net Available

Cash, or (y) to the extent the Company or such Restricted Subsidiary elects, to invest in Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary with an amount equal to Net Available Cash received by the Company or another Restricted Subsidiary) within 365 days from the later of the date of such Asset Disposition and the date of receipt of such Net Available Cash, or, if such investment in Additional Assets is a project authorized by the Board of Directors that will take longer than such 365 days to complete, the period of time necessary to complete such project;

(B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A) above (such balance, the “Excess Proceeds”), to make an offer to purchase Notes of the applicable class and (to the extent the Issuers or such Restricted Subsidiary elects, or is required by the terms thereof) to purchase, redeem or repay any other Senior Indebtedness of the Issuers or a Restricted Subsidiary, pursuant and subject to the conditions of the Indenture and the agreements governing such other Indebtedness; and

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B) above, to fund (to the extent consistent with any other applicable provision of the Indenture) any general corporate purpose (including but not limited to the repurchase, repayment or other acquisition or retirement of any Subordinated Obligations);

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A)(x) or (B) above, the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Notwithstanding the foregoing provisions of this covenant, the Issuers and the Restricted Subsidiaries shall not be required to apply any Net Available Cash or equivalent amount in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions or equivalent amount that is not applied in accordance with this covenant exceeds $35.0 million. If the aggregate principal amount of Notes or other Indebtedness of the Issuers or a Restricted Subsidiary validly tendered and not withdrawn (or otherwise subject to purchase, redemption or repayment) in connection with an offer pursuant to clause (B) above exceeds the Excess Proceeds, the Excess Proceeds will be apportioned between the Notes and such other Indebtedness of the Issuers or a Restricted Subsidiary, with the portion of the Excess Proceeds payable in respect of the Notes to equal the lesser of (x) the Excess Proceeds amount multiplied by a fraction, the numerator of which is the outstanding principal amount of the Notes and the denominator of which is the sum of the outstanding principal amount of the Notes and the outstanding principal amount of the relevant other Indebtedness of the Issuers or a Restricted Subsidiary, and (y) the aggregate principal amount of Notes validly tendered and not withdrawn.

For the purposes of clause (ii) of paragraph (a) above, the following are deemed to be cash: (1) Temporary Cash Investments and Cash Equivalents, (2) the assumption of Indebtedness of the Company (other than Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on payment of the principal amount of such Indebtedness in connection with such Asset Disposition, (3) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary are released from any Guarantee of payment of the principal amount of such Indebtedness in connection with such Asset Disposition, (4) securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days, (5) consideration consisting of

Indebtedness of the Company or any Restricted Subsidiary, (6) Additional Assets and (7) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in an Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause, not to exceed an aggregate amount at any time outstanding equal to the greater of $50 million or 2.0% of Consolidated Tangible Assets (with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value).

(b) In the event of an Asset Disposition that requires the purchase of Notes pursuant to clause (iii)(B) of paragraph (a) above, the Issuers will be required to purchase Notes tendered pursuant to an offer by the Company for the Notes (the “Offer”) at a purchase price of 100% of their principal amount plus accrued and unpaid interest to the Purchase Date in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the Notes tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of Notes, the remaining Net Available Cash will be available to the Issuers for use in accordance with clause (iii)(B) of paragraph (a) above (to repay other Indebtedness of the Company or a Restricted Subsidiary) or clause (iii)(C) of paragraph (a) above. The Issuers shall not be required to make an Offer for Notes pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clause (iii)(A) of paragraph (a) above) is less than $35.0 million for any particular Asset Disposition (which lesser amounts shall be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). No Note will be repurchased in part if less than the Minimum Denomination in original principal amount of such Note would be left outstanding.

(c) The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

Limitation on Transactions with Affiliates

The Indenture provides as follows:

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless (i) the terms of such Affiliate Transaction are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time in a transaction with a Person who is not such an Affiliate and (ii) if such Affiliate Transaction involves aggregate consideration in excess of $20.0 million, the terms of such Affiliate Transaction have been approved by a majority of the Disinterested Directors and if such Affiliate Transaction involves aggregate consideration in excess of $40.0 million, the Company shall have obtained a fairness opinion from a nationally recognized appraisal or investment banking firm with respect to such Affiliate Transaction. For purposes of this paragraph, any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in this paragraph if (x) such Affiliate Transaction is approved by a majority of the Disinterested Directors or (y) in the event there are no Disinterested Directors, a fairness opinion is provided by a nationally recognized appraisal or investment banking firm with respect to such Affiliate Transaction.

(b) The provisions of the preceding paragraph (a) will not apply to:

(i) any Restricted Payment Transaction,

(ii) (1) the entering into, maintaining or performance of any employment contract, collective bargaining agreement, benefit plan, program or arrangement, related trust agreement or any other similar arrangement for or with any employee, officer or director heretofore or hereafter entered into in the ordinary course of business, including vacation, health, insurance, deferred compensation, severance, retirement, savings or other similar plans, programs or arrangements, (2) the payment of compensation, performance of indemnification or contribution obligations, or any issuance, grant or award of stock, options, other equity-related interests or other securities, to employees, officers or directors in the ordinary course of business, (3) the payment of reasonable fees to directors of the Company or any of its Subsidiaries (as determined in good faith by the Company or such Subsidiary), (4) any transaction with an officer or director in the ordinary course of business not involving more than $100,000 in any one case, or (5) Management Advances and payments in respect thereof (or in reimbursement of any expenses referred to in the definition of such term),

(iii) any transaction with the Company, any Restricted Subsidiary, or any Special Purpose Entity,

(iv) any transaction arising out of agreements or instruments in existence on the Issue Date (other than any Tax Sharing Agreement or Management Agreement referred to in clause (b)(vii) of this covenant), and any payments made pursuant thereto,

(v) any transaction in the ordinary course of business on terms not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could be obtained at the time in a transaction with a Person who is not an Affiliate of the Company,

(vi) any transaction in the ordinary course of business, or approved by a majority of the Board of Directors, between the Company or any Restricted Subsidiary and any Affiliate of the Company controlled by the Company that is a joint venture or similar entity,

(vii) the execution, delivery and performance of any Tax Sharing Agreement and any Management Agreements, including payment to Ripplewood or Oak Hill, or any of their respective Affiliates of fees of up to $6.0 million in the aggregate in any fiscal year, and fees in connection with any acquisition, disposition, merger, recapitalization or similar transaction as provided in any such Management Agreement, plus all out-of-pocket expenses incurred by Ripplewood or Oak Hill or any such Affiliate in connection with its performance of management consulting, monitoring, financial advisory or other services with respect to the Company and its Restricted Subsidiaries,

(viii) the Transactions, all transactions in connection therewith (including but not limited to the financing thereof), and all fees and expenses paid or payable in connection with the Transactions, and

(ix) any issuance or sale of Capital Stock (other than Disqualified Stock) of the Company or capital contribution to the Company.

Limitation on Liens

The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist any Lien (other than Permitted Liens) on any of its property or assets (including Capital Stock of any other Person), whether owned on the date of the Indenture or thereafter acquired, securing any Indebtedness (the “Initial Lien”), unless contemporaneously therewith effective provision is made to secure the Indebtedness due under the Indenture and the Notes or, in respect of Liens on any Restricted Subsidiary’s property or assets, any Subsidiary Guarantee of such Restricted Subsidiary, equally and ratably with (or on a senior basis to, in the case of Subordinated Obligations or Guarantor Subordinated Obligations) such obligation for so long as such obligation is so secured by such Initial Lien. Any such Lien thereby created in favor of the Notes or any such Subsidiary Guarantee will be automatically and unconditionally released and discharged upon (i) the release and discharge of the Initial Lien to which it relates, (ii) in the case of any such Lien in favor of any such Subsidiary Guarantee, upon the termination and discharge of such Subsidiary Guarantee in accordance with the terms of the Senior Indenture or (iii) any sale, exchange or transfer (other than a transfer constituting a transfer of all or substantially all of the assets of the Company that is governed by the provisions of the covenant described under “—Merger and Consolidation” below) to any Person not an Affiliate of the Company of the property or assets secured by such Initial Lien, or of all of the Capital Stock held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Initial Lien.

Future Subsidiary Guarantors

As set forth more particularly under “—Subsidiary Guarantees,” the Indenture provides that the Company will cause each Domestic Subsidiary that guarantees payment by the Company of any Indebtedness of the Issuers under the Senior Credit Facilities to execute and deliver to the Trustee a supplemental indenture or other instrument pursuant to which such Domestic Subsidiary will guarantee payment of the Notes, whereupon such Domestic Subsidiary will become a Subsidiary Guarantor for all purposes under the Indenture. The Company will also have the right to cause any other Subsidiary so to guarantee payment of the Notes. Subsidiary Guarantees will be subject to release and discharge under certain circumstances prior to payment in full of the Notes. See “—Subsidiary Guarantees.”

SEC Reports

The Indenture provides that, notwithstanding that the Issuers may not be required to be or remain subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the Company or RSC will file with the SEC (unless such filing is not permitted under the Exchange Act or by the SEC), so long as the Notes are outstanding, the annual reports, information, documents and other reports that the Issuers are required to file with the SEC pursuant to such Section 13(a) or 15(d) or would be so required to file if they were so subject. The Company or RSC will also, within 15 days after the date on which the Company or RSC, as applicable, was so required to file or would be so required to file if the Company or RSC, as applicable, were so subject, transmit by mail to all applicable Holders, as their names and addresses appear in the Note Register, and to the Trustee (or make available on a Company or RSC website) copies of any such information, documents and reports (without exhibits) so required to be filed. Notwithstanding the foregoing, if any audited or reviewed financial statements or information required to be included in any such filing are not reasonably available on a timely basis as a result of the Company’s or RSC’s, as applicable, accountants not being “independent” (as defined pursuant to the Exchange Act and the rules and regulations of the SEC thereunder), the Company or RSC, as applicable, may, in lieu of making such filing or transmitting or making available the information, documents and reports so required to be filed, elect to make a filing on an alternative form or transmit or make available unaudited or unreviewed financial statements or information substantially similar to such required audited or reviewed financial statements or information; provided that (a) the Company or RSC, as applicable, shall in any event be required to make such filing and so transmit or make available such audited or reviewed financial statements or information no later than the first anniversary of the date on which the same was otherwise required pursuant to the preceding provisions of this paragraph (such initial date, the “Reporting Date”) and (b) if the Company or RSC, as applicable, makes such an election and such filing has not been made, or such information, documents and reports have not been transmitted or made available, as the case may be, within 90 days after such Reporting Date, liquidated damages will accrue on the Notes at a rate of 0.50% per annum from the date that is 90 days after such Reporting Date to the earlier of (x) the date on which such filing has been made, or such information, documents and reports have been transmitted or made available, as the case may be, and (y) the first anniversary of such Reporting Date (provided that not more than 0.50% per annum in liquidated damages shall be payable for any period regardless of the number of such elections by the Company or RSC, as applicable). The Company or RSC, as applicable, will be deemed to have satisfied the requirements of this paragraph if any Parent files and provides reports, documents and information of the types otherwise so required, in each case within the applicable time periods, and the Company or RSC, as applicable, is not required to file such reports, documents and information separately under the applicable rules and regulations of the SEC (after giving effect to any exemptive relief) because of the filings by such Parent. The Company or RSC, as applicable, also will comply with the other provisions of TIA § 314(a).

Merger and Consolidation

The Indenture provides that neither Issuer will consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(i) the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not such Issuer) will expressly assume all the obligations of such Issuer under the Notes and the Indenture by executing and delivering to the Trustee a supplemental indenture or one or more other documents or instruments in form reasonably satisfactory to such Trustee;

(ii) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default will have occurred and be continuing;

(iii) immediately after giving effect to such transaction, either (A) the Successor Company could Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness,” or (B) the Consolidated Coverage Ratio of the Issuers (or, if applicable, the Successor Company with respect thereto) would equal or exceed the Consolidated Coverage Ratio of the Issuers immediately prior to giving effect to such transaction;

(iv) each applicable Subsidiary Guarantor (other than (x) any Subsidiary Guarantor that will be released from its obligations under its Subsidiary Guarantee in connection with such transaction and (y) any party to any such consolidation or merger) shall have delivered a supplemental indenture or other document or instrument in form reasonably satisfactory to the Trustee, confirming its Subsidiary Guarantee (other than any Subsidiary Guarantee that will be discharged or terminated in connection with such transaction); and

(v) the applicable Issuer will have delivered to such Trustee an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer complies with the provisions described in this paragraph; provided that (x) in giving such opinion such counsel may rely on an Officer’s Certificate as to compliance with the foregoing clauses (ii) and (iii) and as to any matters of fact, and (y) no Opinion of Counsel will be required for a consolidation, merger or transfer described in the last paragraph of this covenant.

Any Indebtedness that becomes an obligation of an Issuer or any Restricted Subsidiary (or that is deemed to be Incurred by any Restricted Subsidiary that becomes a Restricted Subsidiary) as a result of any such transaction undertaken in compliance with this covenant, and any Refinancing Indebtedness with respect thereto, shall be deemed to have been Incurred in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness.”

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the applicable Issuer under the Indenture, and thereafter the predecessor Issuer shall be relieved of all obligations and covenants under the Indenture, except that the predecessor Issuer in the case of a lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the Notes.

Clauses (ii) and (iii) of the first paragraph of this “Merger and Consolidation” covenant will not apply to any transaction in which (1) any Restricted Subsidiary consolidates with, merges into or transfers all or part of its assets to an Issuer or (2) an Issuer consolidates or merges with or into or transfers all or substantially all its properties and assets to (x) an Affiliate incorporated or organized for the purpose of reincorporating or reorganizing such Issuer in another jurisdiction or changing its legal structure to a corporation or other entity or (y) a Restricted Subsidiary of an Issuer so long as all assets of such Issuer and the Restricted Subsidiaries immediately prior to such transaction (other than Capital Stock of such Restricted Subsidiary) are owned by such Restricted Subsidiary and its Restricted Subsidiaries immediately after the consummation thereof. The first paragraph of this “Merger and Consolidation” covenant will not apply to the Transactions.

Defaults

An Event of Default is defined in the Indenture as:

(i) a default in any payment of interest on any Note when due, continued for 30 days;

(ii) a default in the payment of principal of any Note when due, whether at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration of acceleration or otherwise;

(iii) the failure by either Issuer to comply with its obligations under the first paragraph of the covenant described under “—Merger and Consolidation” above;

(iv) the failure by the Issuers to comply for 30 days after notice with any of their obligations under the covenant described under “—Change of Control” above (other than a failure to purchase Notes);

(v) the failure by either Issuer to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture;

(vi) the failure by any applicable Subsidiary Guarantor to comply for 45 days after notice with its obligations under its applicable Subsidiary Guarantee;

(vii) the failure by either Issuer or any Restricted Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, if the total amount of such Indebtedness so unpaid or accelerated exceeds $50.0 million or its foreign currency equivalent; provided, that no Default or Event of Default will be deemed to occur with respect to any such accelerated Indebtedness that is paid or otherwise acquired or retired within 20 Business Days after such acceleration (the “cross acceleration provision”);

(viii) certain events of bankruptcy, insolvency or reorganization of either Issuer or a Significant Subsidiary, or of other Restricted Subsidiaries that are not Significant Subsidiaries but would in the aggregate constitute a Significant Subsidiary if considered as a single Person (the “bankruptcy provisions”);

(ix) the rendering of any judgment or decree for the payment of money in an amount (net of any insurance or indemnity payments actually received in respect thereof prior to or within 90 days from the entry thereof, or to be received in respect thereof in the event any appeal thereof shall be unsuccessful) in excess of $50.0 million or its foreign currency equivalent against either Issuer or a Significant Subsidiary, or jointly and severally against other Restricted Subsidiaries that are not Significant Subsidiaries but would in the aggregate constitute a Significant Subsidiary if considered as a single Person, that is not discharged, or bonded or insured by a third Person, if such judgment or decree remains outstanding for a period of 90 days following such judgment or decree and is not discharged, waived or stayed (the “judgment default provision”); or

(x) the failure of any applicable Subsidiary Guarantee by a Subsidiary Guarantor that is a Significant Subsidiary to be in full force and effect (except as contemplated by the terms thereof or of the Indenture) or the denial or disaffirmation in writing by any applicable Subsidiary Guarantor that is a Significant Subsidiary of its obligations under the Indenture or any applicable Subsidiary Guarantee, if such Default continues for 10 days.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a Default under clause (iv), (v) or (vi) will not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes notify the Issuers of the Default and the applicable Issuer does not cure such Default within the time specified in such clause after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing under the Senior Indenture, the Trustee by notice to the Issuers, or the Holders of at least 25% in principal amount of the outstanding Notes by notice to the Issuers and the Trustee, may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon the effectiveness of such a declaration, such principal and interest will be due and payable immediately.

Notwithstanding the foregoing, if an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of either Issuer occurs and is continuing, the principal of and accrued but unpaid interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any applicable Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, such Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder has previously given the Trustee written notice that an Event of Default is continuing, (ii) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee in writing to pursue the remedy,

(iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) such Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on such Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that such Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve such Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, such Trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, or premium (if any) or interest on, any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Issuers are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default occurring during the previous year. The Issuers are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event that would constitute certain Defaults, their status and what action the Issuers are taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including in each case, consents obtained in connection with a tender offer or exchange offer for Notes). However, without the consent of each Holder of an outstanding Note affected, no amendment or waiver may (i) reduce the principal amount of Notes whose Holders must consent to an amendment or waiver, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note, or change the date on which any Note may be redeemed as described under “—Optional Redemption” above, (v) make any Note payable in money other than that stated in such Note, (vi) impair the right of any Holder to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any such payment on or with respect to such Holder’s Notes or (vii) make any change in the amendment or waiver provisions described in this sentence.

Without the consent of any Holder, the Issuers, the Trustee and (as applicable) any Subsidiary Guarantor may amend the Indenture to cure any ambiguity, manifest error, omission, defect or inconsistency, to provide for the assumption by a successor of the obligations of either Issuer or a Subsidiary Guarantor under such Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes, to add Guarantees with respect to the Notes, to secure the Notes, to confirm and evidence the release, termination or discharge of any Guarantee or Lien with respect to or securing the Notes when such release, termination or discharge is provided for under the Indenture, to add to the covenants of the Issuers for the benefit of the Noteholders or to surrender any right or power conferred upon the Issuers, to provide for or confirm the issuance of Additional Notes, to conform the text of the Indenture, the Notes or any Subsidiary Guarantee to any provision of this “Description of the Notes,” to increase the minimum denomination of Notes to equal the dollar equivalent of €1,000 rounded up to the nearest $1,000 (including for purposes of redemption or repurchase of any Note in part), to make any change that does not materially adversely affect the rights of any Holder, or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA or otherwise.

The consent of the applicable Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver. Until an amendment or waiver becomes effective, a consent to it by a Noteholder is a continuing consent by such Noteholder and every subsequent Holder of all or part of the related Note. Any such Noteholder or subsequent holder may revoke such consent as to its Note by written notice to the Trustee or the Issuers, received thereby before the date on which the Issuers certify to such Trustee that the Holders of the requisite principal amount of Notes have consented to such amendment or waiver. After an amendment or waiver under the Indenture becomes effective, the Issuers are required to mail to Noteholders a notice briefly describing such amendment or waiver. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment or waiver.

Defeasance

The Issuers at any time may terminate all their obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those relating to the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Issuers at any time may terminate their obligations under certain covenants under the Indenture, including the covenants described under “—Certain Covenants” and “—Change of Control,” the operation of the default provisions relating to such covenants described under “—Defaults” above, the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiaries and the judgment default provision described under “—Defaults” above, and the limitations contained in clauses (iii), (iv) and (v) under “—Merger and Consolidation” above (“covenant defeasance”). If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its applicable Subsidiary Guarantee.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercises their covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (v) (as it relates to the covenants described under “—Certain Covenants” above), (vi), (vii), (viii) (but only with respect to events of bankruptcy, insolvency or reorganization of a Subsidiary), (ix) or (x) under “—Defaults” above or because of the failure of either Issuer to comply with clause (iii), (iv) or (v) under “—Merger and Consolidation” above.

Either defeasance option may be exercised to any redemption date or to the maturity date for the Notes. In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations, or a combination thereof sufficient (without reinvestment) to pay principal of, and premium (if any) and interest on, the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel (x) must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law since the Issue Date and (y) need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation have become due and payable, will become due and payable at its Stated Maturity within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee in the name, and at the expense, of the Issuers).

Satisfaction and Discharge

The Indenture will be discharged and cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all Notes previously authenticated and delivered (other than certain lost, stolen or destroyed Notes, and certain Notes for which provision for payment was previously made and thereafter the funds have been released to the Issuers) have been delivered to the Trustee for cancellation or (b) all Notes not previously delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year or (z) have been or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by Trustee in the name, and at the expense, of the Issuers; (ii) the Issuers have irrevocably deposited or caused to be deposited with the Trustee money, U.S. Government Obligations, European Government Obligations, or a combination thereof (in the case of the Notes), sufficient (without reinvestment) to pay and discharge the entire indebtedness on the Notes not previously delivered to the Trustee for cancellation, for principal, premium, if any, and interest to the date of redemption or their Stated Maturity, as the case may be; (iii) the Issuers have paid or caused to be paid all other sums payable under the Indenture by the Issuers; and (iv) the Issuers have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel each to the effect that all conditions precedent under the “Satisfaction and Discharge” section of the Indenture relating to the satisfaction and discharge of Indenture have been complied with; provided that any such counsel may rely on any Officer’s Certificate as to matters of fact (including as to compliance with the foregoing clauses (i), (ii) and (iii)).

No Personal Liability of Directors, Officers, Employees, Incorporators and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuers, any Subsidiary Guarantor or any Subsidiary of any thereof shall have any liability for any obligation of the Issuers or any Subsidiary Guarantor under the Indenture, the Notes or any Subsidiary Guarantee, or for any claim based on, in respect of, or by reason of, any such obligation or its creation. Each Noteholder, by accepting the Notes, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Concerning the Trustee

Wells Fargo Bank, National Association is the Trustee under the Indenture and is appointed by the Issuers as Registrar and Paying Agent with regard to the Notes.

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are set forth specifically in such Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture and the TIA impose certain limitations on the rights of the Trustee, should it become a creditor of either Issuer, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided that if it acquires any conflicting interest as described in the TIA, it must eliminate such conflict, apply to the SEC for permission to continue as Trustee with such conflict, or resign.

Governing Law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry, Delivery and Form

The Notes will be represented by one or more global notes in registered, global form without interest coupons (collectively, the “Global Note”). The Global Note initially will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company, in New York, New York, and registered in the name of Cede & Co. as nominee of The Depository Trust Company, in each case for credit to the accounts of The Depository Trust Company participants and indirect participants (each described below) including, without limitation, Euroclear Bank S.A./N.V. (as operator of the Euroclear System, “Euroclear”) and Clearstream Banking, société anonyme (“Clearstream Banking”). All interests in a Global Note may be subject to the procedures and requirements of The Depository Trust Company. As long as The Depository Trust Company, or its nominee, is the registered Holder of a Global Note, The Depository Trust Company or such nominee, as the case may be, will be considered the sole owner and Holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of The Depository Trust Company or to a successor The Depository Trust Company or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “—Depositary Procedures—Exchange of Book-Entry Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Certificated Notes (as defined below).

Initially, the Trustee will act as paying agent and registrar. The Notes may be presented for registration of transfer and exchange at the offices of the registrar.

Depositary Procedures

The following description of the operations and procedures of The Depository Trust Company, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

The Depository Trust Company has advised us that The Depository Trust Company is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to The Depository Trust Company’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of The Depository Trust Company only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of The Depository Trust Company are recorded on the records of the Participants and Indirect Participants.

The Depository Trust Company has also advised us that pursuant to procedures established by it, (i) upon deposit of the Global Notes, The Depository Trust Company will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of Global Notes and (ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by The Depository Trust Company (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in a Global Note to such persons may be limited to that extent. Because The Depository Trust Company can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in The Depository Trust Company system, or otherwise take actions in respect of such interests, may be affected by the lack of physical certificate evidencing such interests. For certain other restrictions on the transferability of the Notes see, “—Depositary Procedures—Exchange of Book-Entry Notes for Certificated Notes.”

Except as described below owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, premium, if any, and Additional Interest, if any, and interest on a Global Note registered in the name of The Depository Trust Company’s nominee will be payable by the Trustee to The Depository Trust Company’s nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of The Depository Trust Company’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of The Depository Trust Company’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes or (ii) any other matter relating to the actions and practices of The Depository Trust Company or any of its Participants or Indirect Participants.

The Depository Trust Company has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of The Depository Trust Company unless The Depository Trust Company has reason to believe it will not receive payment on such payment date. Payments by Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be our responsibility or the responsibility of The Depository Trust Company or the Trustee. Neither we nor the Trustee will be liable for any delay by The Depository Trust Company or its Participants in identifying the beneficial owners of the Notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from The Depository Trust Company or its nominee for all purposes.

Except for trades involving any Euroclear and Clearstream participants, interests in the Global Notes are expected to be eligible to trade in The Depository Trust Company’s Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of The Depository Trust Company and its Participants. See “Same Day Settlement and Payment.”

Transfers between Participants in The Depository Trust Company will be effected in accordance with The Depository Trust Company’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between Participants in The Depository Trust Company, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through The Depository Trust Company in accordance with The Depository Trust Company’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transaction will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in The Depository Trust Company, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to The Depository Trust Company. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Due to time zone differences, the securities accounts of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in The Depository Trust Company will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of The Depository Trust Company. The Depository Trust Company has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in The Depository Trust Company will be received with value on the settlement date of The Depository Trust Company but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following The Depository Trust Company’s settlement date.

The Depository Trust Company has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account The Depository Trust Company has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the Notes, The Depository Trust Company reserves the right to exchange Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

The information in this section concerning The Depository Trust Company, Euroclear and Clearstream and their book entry systems has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

Although The Depository Trust Company, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Note among Participants in The Depository Trust Company, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and, such procedures may be discontinued at any time. None of the Company, the Initial Purchasers or the Trustee or any of their respective agents will have any responsibility for the performance by The Depository Trust Company, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if:

(i) The Depository Trust Company (A) notifies the Company that it is unwilling or unable to continue as depositary for the Global Note and a successor depositary is not appointed within 120 days or (B) has ceased to be a clearing agency registered under the Exchange Act and a successor depository is not appointed within 120 days;

(ii) we, at our option, notify the Trustee in writing that we elect to cause issuance of the Certificated Notes; or

(iii) there shall have occurred and be continuing a Default or Event of Default with respect to the Notes and the Trustee has received a written request from The Depository Trust Company to issue such Notes in certificated form.

Neither we nor the Trustee will be liable for any delay by the Global Note Holder or The Depository Trust Company in identifying the beneficial owners of Notes and we and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or The Depository Trust Company for all purposes.

Same Day Settlement and Payment

The Indenture requires that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest and Additional Interest, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, we will make all payments of principal, premium, if any, interest and Additional Interest, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Note are expected to be eligible to trade in the PORTAL market and to trade in The Depository Trust Company’s Same Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by The Depository Trust Company to be settled in immediately available funds. We expect that secondary trading in the certificated Notes will also be settled in immediately available funds.

Registration Rights; Additional Interest

On November 27, 2006, the issuers and the Initial Purchasers entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the issuers agreed to file with the SEC a registration statement, or the “Exchange Offer Registration Statement,” under the Securities Act relating to an exchange offer, or the “Exchange Offer,” pursuant to which new notes substantially identical to the Notes (except that such new notes will not contain terms with respect to the payment of additional interest described below or transfer restrictions), or the “Exchange Notes,” would be offered in exchange for the then outstanding Notes tendered at the option of the Holders thereof; and to cause the Exchange Offer Registration Statement to become effective within 360 days following the Issue Date.

Under existing SEC interpretations contained in several no action letters to third parties, the new notes would in general be freely transferable by Holders thereof (other than affiliates of the issuers) after the Exchange Offer without further registration under the Securities Act (subject to certain representations required to be made by each Holder of old notes participating in the Exchange Offer, as set forth below). However, any purchaser of notes who is an “affiliate” of the Issuers or who intends to participate in the Exchange Offer for the purpose of distributing the New Notes (1) will not be able to rely on such SEC interpretations, (2) will not be able to tender its old notes in the Exchange Offer and (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the old notes unless such sale or transfer is made pursuant to an exemption from such requirements. In addition, in connection with any resales of New Notes, broker-dealers (“Participating Broker-Dealers”) receiving New Notes in the Exchange Offer will be subject to a prospectus delivery requirement with respect to resales of those new notes. The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the New Notes (other than a resale of an unsold allotment from the original sale of the notes) by delivery of the prospectus contained in the registration statement.

The Registration Rights Agreement provides that if:

(i) the issuers determine that the Exchange Offer is not available or may not be consummated as soon as practicable after the last date the Exchange Offer is open because it would violate applicable law or the applicable interpretation of the SEC staff;

(ii) the Exchange Offer is not consummated within 390 days of the Issue Date;

(iii) under certain circumstances, the Initial Purchasers of the old notes so request with respect to old notes not eligible to be exchanged for new notes in the Exchange Offer; or

(iv) any Holder of the old notes (other than the initial purchasers) is not permitted by applicable law from participating in the Exchange Offer or such Holder may not resell notes acquired in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the registration statement is not available for such resales by such Holder (other than, in either case, due solely to the status of such Holder as an affiliate of the issuers or due to such holder’s inability to make the representations referred to above),

We will use commercially reasonable efforts to prepare and file, as promptly as practicable, and thereafter to cause to be declared effective no later than 360 days after the date on which the obligation to file a registration statement under this section (a “Shelf Registration Statement”) arises. We will use commercially reasonably efforts to keep the Shelf Registration Statement continuously effective in order to permit the prospectus included therein to be lawfully delivered by the Holders, until the period referred to in Rule 144(k) under the Securities Act after the original issue date of the old notes expires or such shorter period that will terminate when all notes covered by the Shelf Registration Statement have been sold pursuant thereto. Under certain circumstances, the issuers may delay the filing or delay or suspend effectiveness of the Shelf Registration Statement.

In the event that:

(i) the Exchange Offer Registration Statement has not been declared effective within 30 days following the Issue Date or if a Shelf Registration Statement is required to be filed under the Registration Rights Agreement, the Shelf Registration Statement is not declared effective within 360 days following the date on which the obligation to file the Shelf Registration Statement arises; or

(ii) if an exchange offer is not consummated within 390 days of the Issue Date; or

(iii) if any Shelf Registration Statement is filed and declared effective, and during the period the issuers are required to use commercially reasonable efforts to cause the Shelf Registration Statement to remain effective, the Issuers shall have suspended the Shelf Registration Statement for more than 60 days in the aggregate in any consecutive twelve-month period or the Shelf Registration Statement shall cease to be effective without being replaced within 90 days by a Shelf Registration Statement that is filed and declared effective (any such even referred to in clauses (i) through (iv) is referred to as a “Failure to Register”), additional interest will accrue on the Notes, for a period from the occurrence of the Failure to Register (but only with respect to one Failure to Register at any particular time) until such time as all failure to Register have been cured at a rate per annum equal to 0.25% during the first 90-day period following the occurrence of such Failure to Register, which rate shall increase by 0.25% during the subsequent 90-day period, up to a maximum of 0.50% regardless of the number of Failures to Register that shall have occurred and be continuing. A Failure to Register with respect to clause (iv) above shall be deemed not to have occurred and be continuing if such Failure to Register has occurred solely as a result of the filing of a post-effective amendment to incorporate annual audited financial information where such post-effective amendment is not yet effective and needs to be declared effective to permit the Holders to use the related prospectus or the occurrence of other material events or development with respect to the Issuers that would need to be described in such registration statement or related prospectus and the Issuers are proceeding promptly and in good faith to amend or supplement such registration statement and related prospectus or, in the case of material developments the Issuer determine in good faith must remain confidential for business reasons, the Issuers are proceeding promptly and in good faith to take steps necessary so that such development need not remain confidential. Any amounts of additional interest due will be payable in cash on the regular interest payment dates with respect to the Notes.

Notes not tendered in the exchange offer will bear interest at the applicable rate set forth with respect to such old notes on the cover page of this prospectus and will be subject to all the terms and conditions specified in the applicable Indenture, including transfer restriction.

The summary herein of certain provisions of the Registration Rights Agreements is not a restatement of the Registration Rights Agreements. Copies of the Registration Rights Agreements are available as set forth under the heading “Where You Can Find More Information.”

Certain Definitions

“Acquisition Entities” means, collectively, RSC Acquisition LLC and RSC Acquisition II LLC, OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC.

“Acquired Indebtedness” means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case other than Indebtedness Incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to be Incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

“Additional Assets” means (i) any property or assets that replace the property or assets that are the subject of an Asset Disposition; (ii) any property or assets (other than Indebtedness and Capital Stock) used or to be used by the Company or a Restricted Subsidiary or otherwise useful in a Related Business (including any capital expenditures on any property or assets already so used); (iii) the Capital Stock of a Person that is engaged in a Related Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or (iv) Capital Stock of any Person that at such time is a Restricted Subsidiary acquired from a third party.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease, transfer or other disposition of shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares, or (in the case of a Foreign Subsidiary) to the extent required by applicable law), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction), other than (i) a disposition to the Company or a Restricted Subsidiary, (ii) a disposition in the ordinary course of business, (iii) the sale or discount (with or without recourse, and on customary or commercially reasonable terms) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable, (iv) any Restricted Payment Transaction, (v) a disposition that is governed by the provisions described under “—Merger and Consolidation,” (vi) any Financing Disposition, (vii) any “fee in lieu” or other disposition of assets to any governmental authority or agency that continue in use by the Company or any Restricted Subsidiary, so long as the Company or any Restricted Subsidiary may obtain title to such assets upon reasonable notice by paying a nominal fee, (viii) any exchange of property pursuant to or intended to qualify under Section 1031 (or any successor section) of the Code, or any exchange of equipment to be leased, rented or otherwise used in a Related Business, (ix) any financing transaction with respect to property built or acquired by the Company or any Restricted Subsidiary after the Issue Date, including without limitation any sale/leaseback transaction or asset securitization, (x) any disposition arising from foreclosure, condemnation or similar action with respect to any property or other assets, or exercise of termination rights under any lease, license, concession or other agreement, (xi) any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary, (xii) a disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), entered into in connection with such acquisition, or (xiii) any disposition or series of related dispositions for aggregate consideration not to exceed $35.0 million.

“Bank Indebtedness” means any and all amounts, whether outstanding on the Issue Date or thereafter incurred, payable under or in respect of any Credit Facility, including without limitation principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees, other monetary obligations of any nature and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means, for any Person, the board of directors or other governing body of such Person or, if such Person does not have a board of directors or other governing body and is owned or managed by a single entity, the board of directors or other governing body of such entity, or, in either case, any committee thereof duly authorized to act on behalf of such board or governing body. Unless otherwise provided, “Board of Directors” means the Board of Directors of the Company.

“Borrowing Base” means the sum of (1) 60% of the book value of Inventory (excluding Equipment) of the Company and its Domestic Subsidiaries, (2) 85% of the book value of Receivables of the Company and its Domestic Subsidiaries, (3) 95% of the book value of

Equipment of the Company and its Domestic Subsidiaries and (4) cash, Cash Equivalents and Temporary Cash Investments of the Company and its Domestic Subsidiaries (in each case, determined as of the end of the most recently ended fiscal month of the Company for which internal consolidated financial statements of the Company are available, and, in the case of any determination relating to any Incurrence of Indebtedness, on a pro forma basis including (x) any property or assets of a type described above acquired since the end of such fiscal month and (y) any property or assets of a type described above being acquired in connection therewith).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law to close in New York City (or any other city in which a Paying Agent maintains its office).

“Capital Stock” of any Person means any and all shares of, rights to purchase, warrants or options for, or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP. The Stated Maturity of any Capitalized Lease Obligation shall be the date of the last payment of rent or any other amount due under the related lease.

“Cash Equivalents” means any of the following: (a) securities issued or fully guaranteed or insured by the United States of America or any agency or instrumentality thereof, (b) time deposits, certificates of deposit or bankers’ acceptances of (i) any lender under a Senior Credit Agreement or any affiliate thereof or (ii) any commercial bank having capital and surplus in excess of $500,000,000 and the commercial paper of the holding company of which is rated at least A-1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency), (c) money market instruments, commercial paper or other short-term obligations rated at least A-1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency), (d) investments in money market funds subject to the risk limiting conditions of Rule 2a-7 or any successor rule of the SEC under the Investment Company Act of 1940, as amended and (e) investments similar to any of the foregoing denominated in foreign currencies approved by the Board of Directors.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodities Agreement” means, in respect of a Person, any commodity futures contract, forward contract, option or similar agreement or arrangement (including derivative agreements or arrangements), as to which such Person is a party or beneficiary.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (i) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Company are available to (ii) Consolidated Interest Expense for such four fiscal quarters (in each of the foregoing clauses (i) and (ii), determined for each fiscal quarter (or portion thereof) of the four fiscal quarters ending prior to the Issue Date, on a pro forma basis to give effect to the Acquisition as if it had occurred at the beginning of such four-quarter period); provided that

(1) if since the beginning of such period the Company or any Restricted Subsidiary has Incurred any Indebtedness that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such

Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation shall be computed based on (A) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (B) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation),

(2) if since the beginning of such period the Company or any Restricted Subsidiary has repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged any Indebtedness that is no longer outstanding on such date of determination (each, a “Discharge”) or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a Discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid), Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such Discharge had occurred on the first day of such period,

(3) if since the beginning of such period the Company or any Restricted Subsidiary shall have disposed of any company, any business or any group of assets constituting an operating unit of a business (any such disposition, a “Sale”), the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets that are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to (A) the Consolidated Interest Expense attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Sale for such period (including but not limited to through the assumption of such Indebtedness by another Person) plus (B) if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such Sale,

(4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger, consolidation or otherwise) shall have made an Investment in any Person that thereby becomes a Restricted Subsidiary, or otherwise acquired any company, any business or any group of assets constituting an operating unit of a business, including any such Investment or acquisition occurring in connection with a transaction causing a calculation to be made hereunder (any such Investment or acquisition, a “Purchase”), Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any related Indebtedness) as if such Purchase occurred on the first day of such period, and

(5) if since the beginning of such period any Person became a Restricted Subsidiary or was merged or consolidated with or into the Company or any Restricted Subsidiary, and since the beginning of such period such Person shall have Discharged any Indebtedness or made any Sale or Purchase that would have required an adjustment pursuant to clause (2), (3) or (4) above if made by the Company or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Discharge, Sale or Purchase occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any Sale, Purchase or other transaction, or the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred or repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged in connection therewith, the pro forma calculations in respect thereof (including without limitation in respect of anticipated cost savings or synergies relating to any such Sale, Purchase or other transaction) shall be as determined in good faith by the Chief Financial Officer or an authorized Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness). If any Indebtedness bears, at the option of the Company or a Restricted Subsidiary, a rate of interest based on a prime or similar rate, a eurocurrency interbank offered rate or other fixed or floating rate, and such Indebtedness is being given pro forma effect, the interest expense on such Indebtedness shall be calculated by applying such optional rate as the Company or such Restricted Subsidiary may designate. If any Indebtedness that is being given pro forma effect was Incurred under a revolving credit facility, the interest expense on such Indebtedness shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate determined in good faith by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated EBITDA” means, for any period, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income, without duplication: (i) provision for all taxes (whether or not paid, estimated or accrued) based on income, profits or capital, (ii) Consolidated Interest Expense and any Special Purpose Financing Fees, (iii) depreciation amortization (including but not limited to amortization of goodwill and intangibles and amortization and write-off of financing costs) and all other non-cash charges or non-cash losses, (iv) any expenses or charges related to any Equity Offering, Investment or Indebtedness permitted by the Indenture (whether or not consummated or incurred), (v) the amount of any minority interest expense and (vi) any management, monitoring, consulting and advisory fees and related expenses paid to any of Ripplewood or Oak Hill and their respective Affiliates.

“Consolidated Interest Expense” means, for any period, (i) the total interest expense of the Company and its Restricted Subsidiaries to the extent deducted in calculating Consolidated Net Income, net of any interest income of the Company and its Restricted Subsidiaries, including without limitation any such interest expense consisting of (a) interest expense attributable to Capitalized Lease Obligations, (b) amortization of debt discount, (c) interest in respect of Indebtedness of any other Person that has been Guaranteed by the Company or any Restricted Subsidiary, but only to the extent that such interest is actually paid by the Company or any Restricted Subsidiary, (d) non-cash interest expense, (e) the interest portion of any deferred payment obligation and (f) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, plus (ii) Preferred Stock dividends paid in cash in respect of Disqualified Stock of the Company held by Persons other than the Company or a Restricted Subsidiary and minus (iii) to the extent otherwise included in such interest expense referred to in clause (i) above, amortization or write-off of financing costs, in each case under clauses (i) through (iii) as determined on a Consolidated basis in accordance with GAAP; provided that gross interest expense shall be determined after giving effect to any net payments made or received by the Company and its Restricted Subsidiaries with respect to Interest Rate Agreements.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its Restricted Subsidiaries, determined on a Consolidated basis in accordance with GAAP and before any reduction in respect of Preferred Stock dividends; provided that there shall not be included in such Consolidated Net Income:

(i) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in clause (iii) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (ii) below) and (B) the Company’s equity in the net loss of such Person shall be included to the extent of the aggregate Investment of the Company or any of its Restricted Subsidiaries in such Person,

(ii) solely for purposes of determining the amount available for Restricted Payment under clause (a)(3)(A) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” any net income (loss) of any Restricted Subsidiary that is not a Subsidiary Guarantor if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of similar distributions by such Restricted Subsidiary, directly or indirectly, to the Company by operation of the terms of such Restricted Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Restricted Subsidiary or its stockholders (other than (x) restrictions that have been waived or otherwise released, (y) restrictions pursuant to the Notes or the Indenture and (z) restrictions in effect on the Issue Date with respect to a Restricted Subsidiary and other restrictions with respect to such Restricted Subsidiary that taken as a whole are not materially less favorable to the Noteholders than such restrictions in effect on the Issue Date), except that (A) subject to the limitations contained in clause (iii) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of any dividend or distribution that was or that could have been made by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary (subject, in the case of a dividend that could have been made to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the net loss of such Restricted Subsidiary shall be included to the extent of the aggregate Investment of the Company or any of its other Restricted Subsidiaries in such Restricted Subsidiary,

(iii) any gain or loss realized upon the sale or other disposition of any asset of the Company or any Restricted Subsidiary (including pursuant to any sale/leaseback transaction) that is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by the Board of Directors),

(iv) any item classified as an extraordinary, unusual or nonrecurring gain, loss or charge (including fees, expenses and charges associated with the Transactions and any acquisition, merger or consolidation after the Issue Date),

(v) the cumulative effect of a change in accounting principles,

(vi) all deferred financing costs written off and premiums paid in connection with any early extinguishment of Indebtedness,

(vii) any unrealized gains or losses in respect of Currency Agreements,

(viii) any unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person,

(ix) any non-cash compensation charge arising from any grant of stock, stock options or other equity based awards,

(x) to the extent otherwise included in Consolidated Net Income, any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness or other obligations of the Company or any Restricted Subsidiary owing to the Company or any Restricted Subsidiary, and

(xi) any non-cash charge, expense or other impact attributable to application of the purchase method of accounting (including the total amount of depreciation and amortization, cost of sales or other non-cash expense resulting from the write-up of assets to the extent resulting from such purchase accounting adjustments).

In the case of any unusual or nonrecurring gain, loss or charge not included in Consolidated Net Income pursuant to clause (iv) above in any determination thereof, the Company will deliver an Officer’s Certificate to the Trustee promptly after the date on which Consolidated Net Income is so determined, setting forth the nature and amount of such unusual or nonrecurring gain, loss or charge. Notwithstanding the foregoing, for the purpose of clause (a)(3)(A) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income, without duplication, any income consisting of dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary, and any income consisting of return of capital, repayment or other proceeds from dispositions or repayments of Investments consisting of Restricted Payments, in each case to the extent such income would be included in Consolidated Net Income and such related dividends, repayments, transfers, return of capital or other proceeds are applied by the Company to increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(C) or (D) thereof.

“Consolidated Quarterly Tangible Assets” means, as of any date of determination, the total assets less the sum of the goodwill, net, and other intangible assets, net, in each case reflected on the consolidated balance sheet of the Company and its Restricted Subsidiaries as at the end of any fiscal quarter of the Company for which such a balance sheet is available, determined on a Consolidated basis in accordance with GAAP (and, in the case of any determination relating to any Incurrence of Indebtedness or any Investment, on a pro forma basis including any property or assets being acquired in connection therewith).

“Consolidated Secured Indebtedness” means, as of any date of determination, an amount equal to the Consolidated Total Indebtedness as of such date that in each case is then secured by Liens on property or assets of the Company and its Restricted Subsidiaries (other than property or assets held in a defeasance or similar trust or arrangement for the benefit of the Indebtedness secured thereby).

“Consolidated Secured Leverage Ratio” means, as of any date of determination, the ratio of (x) Consolidated Secured Indebtedness as at such date (after giving effect to any Incurrence or Discharge of Indebtedness on such date) to (y) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Company are available (determined, for each fiscal quarter (or portion thereof) of the four fiscal quarters ending prior to the Issue Date, on a pro forma basis to give effect to the Recapitalization as if it had occurred at the beginning of such four-quarter period), provided that:

(1) if since the beginning of such period the Company or any Restricted Subsidiary shall have made a Sale, the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets that are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period;

(2) if since the beginning of such period the Company or any Restricted Subsidiary (by merger, consolidation or otherwise) shall have made a Purchase (including any Purchase occurring in connection with a transaction causing a calculation to be made hereunder), Consolidated EBITDA for such period shall be calculated after giving pro forma effect thereto as if such Purchase occurred on the first day of such period; and

(3) if since the beginning of such period any Person became a Restricted Subsidiary or was merged or consolidated with or into the Company or any Restricted Subsidiary, and since the beginning of such period such Person shall have made any Sale or Purchase that would have required an adjustment pursuant to clause (1) or (2) above if made by the Company or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA for such period shall be calculated after giving pro forma effect thereto as if such Sale or Purchase occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any Sale, Purchase or other transaction, or the amount of income or earnings relating thereto, the pro forma calculations in respect thereof (including without limitation in respect of anticipated cost savings or synergies relating to any such Sale, Purchase or other transaction) shall be as determined in good faith by a responsible financial or accounting Officer of the Company.

“Consolidated Tangible Assets” means, as of any date of determination, the amount equal to (x) the sum of Consolidated Quarterly Tangible Assets as at the end of each of the most recently ended four fiscal quarters of the Company for which a calculation thereof is available, divided by (y) four.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the aggregate principal amount of outstanding Indebtedness of the Company and its Restricted Subsidiaries (other than Notes) as of such date consisting of (without duplication) Indebtedness for borrowed money (including Purchase Money Obligations and unreimbursed outstanding drawn amounts under funded letters of credit); Capitalized Lease Obligations; debt obligations evidenced by bonds, debentures, notes or similar instruments; Disqualified Stock; and (in the case of any Restricted Subsidiary that is not a Subsidiary Guarantor) Preferred Stock, determined on a Consolidated basis in accordance with GAAP (excluding items eliminated in Consolidation, and for the avoidance of doubt, excluding Hedging Obligations).

“Consolidation” means the consolidation of the accounts of each of the Restricted Subsidiaries with those of the Company in accordance with GAAP; provided that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in any Unrestricted Subsidiary will be accounted for as an investment. The term “Consolidated” has a correlative meaning. For purposes of the Indenture, for periods ending on or prior to the date on which RSC Holdings III, LLC issues consolidated financial statements that consolidate the accounts of RSC and each of the Restricted Subsidiaries, references to the consolidated financial statements of the Company shall be to the consolidated financial statements of RSC, as the context may require.

“Contribution Amounts” means the aggregate amount of capital contributions applied by the Company to permit the Incurrence of Contribution Indebtedness pursuant to clause (b)(xii) of the covenant described under “—Certain Covenants—Limitation on Indebtedness.”

“Contribution Indebtedness” means Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions, the proceeds from the issuance of Disqualified Stock or any cash contribution by the Company or any Restricted Subsidiary) made to the capital of the Company or such Restricted Subsidiary after the Issue Date (whether through the issuance or sale of Capital Stock or otherwise); provided that such Contribution Indebtedness (a) is incurred within 180 days after the making of the related cash contribution and (b) is so designated as Contribution Indebtedness pursuant to an Officer’s Certificate on the date of Incurrence thereof.

“Credit Facilities” means one or more of (i) the Senior Term Facility, (ii) the Senior ABL Facility, and (iii) any other facilities or arrangements designated by the Company, in each case with one or more banks or other lenders or institutions providing for revolving credit loans, term loans, receivables or fleet financings (including without limitation through the sale of receivables or fleet assets to such institutions or to special purpose entities formed to borrow from such institutions against such receivables or fleet assets or the creation of any Liens in respect of such receivables or fleet assets in favor of such institutions), letters of credit or other Indebtedness, in each case, including all agreements, instruments and documents executed and delivered pursuant to or in connection with any of the foregoing, including but not limited to any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original banks, lenders or institutions or other banks, lenders or institutions or otherwise, and whether provided under any original Credit Facility or one or more other credit agreements, indentures, financing agreements or other Credit Facilities or otherwise). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding Subsidiaries as additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement or other similar agreement or arrangements (including derivative agreements or arrangements), as to which such Person is a party or a beneficiary.

“Default” means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Noncash Consideration” means the Fair Market Value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Noncash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation.

“Disinterested Directors” means, with respect to any Affiliate Transaction, one or more members of the Board of Directors of the Company or RSC, as applicable, or one or more members of the Board of Directors of a Parent, having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of any such Board of Directors shall not be deemed to have such a financial interest by reason of such member’s holding Capital Stock of the Company or any Parent or any options, warrants or other rights in respect of such Capital Stock.

“Disqualified Stock” means, with respect to any Person, any Capital Stock (other than Management Stock) that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (other than following the occurrence of a Change of Control or other similar event described under such terms as a “change of control,” or an Asset Disposition) (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof (other than following the occurrence of a Change of Control or other similar event described under such terms as a “change of control,” or an Asset Disposition), in whole or in part, in each case on or prior to the final Stated Maturity of the Notes.

“Domestic Entity” means any Person other than a Foreign Entity.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company other than a Foreign Subsidiary.

“Equipment” means any equipment owned by or leased to the Company or any of its Subsidiaries that is revenue earning equipment, or is classified as “revenue earning equipment” in the consolidated financial statements of the Company, including any such equipment consisting of (i) construction, industrial, commercial and office equipment, (ii) air tools, attachments, backhoes, booms, compaction, compressor, concrete, conveyors, cranes, dozers, earth moving, electrical equipment, excavators, forklifts, generators, lighting, loaders, material handling, scissors, skidsteers, tractors, trenchers, trucks, welding, (iii) air compressors, pumps and small tools, and (iv) other personal property.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Contribution” means Net Cash Proceeds, or the Fair Market Value of property or assets, received by the Company as capital contributions to the Company after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of the Company, in each case to the extent designated as an Excluded Contribution pursuant to an Officer’s Certificate of the Company and not previously included in the calculation set forth in clause (a)(3)(B)(x) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” for purposes of determining whether a Restricted Payment may be made.

“Fair Market Value” means, with respect to any asset or property, the fair market value of such asset or property as determined in good faith by the Board of Directors, whose determination will be conclusive.

“Financing Disposition” means any sale, transfer, conveyance or other disposition of, or creation or incurrence of any Lien on, property or assets by the Company or any Subsidiary thereof to or in favor of any Special Purpose Entity, or by any Special Purpose Subsidiary, in each case in connection with the Incurrence by a Special Purpose Entity of Indebtedness, or obligations to make payments to the obligor on Indebtedness, which may be secured by a Lien in respect of such property or assets.

“Foreign Borrowing Base” means the sum of (1) 60% of the book value of Inventory (excluding Equipment) of Foreign Subsidiaries, (2) 85% of the book value of Receivables of Foreign Subsidiaries, (3) 95% of the book value of Equipment of Foreign Subsidiaries and (4) cash, Cash Equivalents and Temporary Cash Investments of Foreign Subsidiaries (in each case, determined as of the end of the most recently ended fiscal month of the Company for which internal consolidated financial statements of the Company are available, and, in the case of any determination relating to any Incurrence of Indebtedness, on a pro forma basis including (x) any property or assets of a type described above acquired since the end of such fiscal month and (y) any property or assets of a type described above being acquired in connection therewith).

“Foreign Entity” means (a) any Person that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and (b) any Person that has no material assets other than securities or Indebtedness of one or more Foreign Entities (or Subsidiaries thereof), and other assets relating to an ownership interest in any such securities, Indebtedness or Subsidiaries.

“Foreign Subsidiary” means (a) any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and (b) any Restricted Subsidiary of the Company that has no material assets other than securities or Indebtedness of one or more Foreign Subsidiaries (or Subsidiaries thereof), and other assets relating to an ownership interest in any such securities, Indebtedness or Subsidiaries.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Issue Date (for purposes of the definitions of the terms “Borrowing Base,” “Consolidated Coverage Ratio,” “Consolidated EBITDA,” “Consolidated Interest Expense,” “Consolidated Net Income,” “Consolidated Quarterly Tangible Assets,” “Consolidated Secured Indebtedness,” “Consolidated Secured Leverage Ratio,” “Consolidated Tangible Assets,” “Consolidated Total Indebtedness,” and “Foreign Borrowing Base” all defined terms in the Indenture to the extent used in or relating to any of the foregoing definitions, and all ratios and computations based on any of the foregoing definitions) and as in effect from time to time (for all other purposes of the Indenture), including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person; provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor Subordinated Obligations” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodities Agreement.

“Holder” or “Noteholder” means the Person in whose name a Note is registered in the Note Register.

“Holding” means Atlas Copco North America, Inc. and any successor in interest thereto.

“Incur” means issue, assume, enter into any Guarantee of, incur or otherwise become liable for; and the terms “Incurs,” “Incurred” and “Incurrence” shall have a correlative meaning; provided that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an Incurrence of Indebtedness. Any Indebtedness issued at a discount (including Indebtedness on which interest is payable through the issuance of additional Indebtedness) shall be deemed Incurred at the time of original issuance of the Indebtedness at the initial accreted amount thereof.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(i) the principal of indebtedness of such Person for borrowed money,

(ii) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

(iii) all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit, bankers’ acceptances or other instruments plus the aggregate amount of drawings thereunder that have not then been reimbursed),

(iv) all obligations of such Person to pay the deferred and unpaid purchase price of property (except Trade Payables), which purchase price is due more than one year after the date of placing such property in final service or taking final delivery and title thereto,

(v) all Capitalized Lease Obligations of such Person,

(vi) the redemption, repayment or other repurchase amount of such Person with respect to any Disqualified Stock of such Person or (if such Person is a Subsidiary of the Company other than a Subsidiary Guarantor) any Preferred Stock of such Subsidiary, but excluding, in each case, any accrued dividends (the amount of such obligation to be equal at any time to the maximum fixed involuntary redemption, repayment or repurchase price for such Capital Stock, or if less (or if such Capital Stock has no such fixed price), to the involuntary redemption, repayment or repurchase price therefor calculated in accordance with the terms thereof as if then redeemed, repaid or repurchased, and if such price is based upon or measured by the fair market value of such Capital Stock, such fair market value shall be as determined in good faith by the Board of Directors or the board of directors or other governing body of the issuer of such Capital Stock),

(vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination (as determined in good faith by the Company) and (B) the amount of such Indebtedness of such other Persons,

(viii) all Guarantees by such Person of Indebtedness of other Persons, to the extent so Guaranteed by such Person, and

(ix) to the extent not otherwise included in this definition, net Hedging Obligations of such Person (the amount of any such obligation to be equal at any time to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such time).

The amount of Indebtedness of any Person at any date shall be determined as set forth above or otherwise provided in the Indenture, or otherwise shall equal the amount thereof that would appear as a liability on a balance sheet of such Person (excluding any notes thereto) prepared in accordance with GAAP.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, future agreement, option agreement, swap agreement, cap agreement, collar agreement, hedge agreement or other similar agreement or arrangement (including derivative agreements or arrangements), as to which such Person is party or a beneficiary.

“Inventory” means goods held for sale, lease or use by a Person in the ordinary course of business, net of any reserve for goods that have been segregated by such Person to be returned to the applicable vendor for credit, as determined in accordance with GAAP.

“Investment” in any Person by any other Person means any direct or indirect advance, loan or other extension of credit (other than to customers, dealers, licensees, franchisees, suppliers, directors, officers or employees of any Person in the ordinary course of business) or capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, (i) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation, and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer. Guarantees shall not be deemed to be Investments. The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced (at the Company’s option) by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment; provided that to the extent that the amount of Restricted Payments outstanding at any time is so reduced by any portion of any such amount or value that would otherwise be included in the calculation of Consolidated Net Income, such portion of such amount or value shall not be so included for purposes of calculating the amount of Restricted Payments that may be made pursuant to paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Investors” means (i) the Ripplewood Investors and Oak Hill Investors, (ii) any Person that acquires Voting Stock of Holding on or prior to the Issue Date and any Affiliate of such Person, and (iii) any of their respective successors in interest.

“Issue Date” means the first date on which Notes are issued.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Management Advances” means (1) loans or advances made to directors, officers or employees of any Parent, the Company or any Restricted Subsidiary (x) in respect of travel, entertainment or moving-related expenses incurred in the ordinary course of business, (y) in respect of moving-related expenses incurred in connection with any closing or consolidation of any facility, or (z) in the ordinary course of business and (in the case of this clause (z)) not exceeding $7.5 million in the aggregate outstanding at any time, (2) Management Guarantees, or (3) other Guarantees of borrowings by Management Investors in connection with the purchase of Management Stock, which Guarantees are permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness.”

“Management Agreements” means, collectively, (i) the Monitoring Agreement, dated as of the Issue Date, by and among Holding, RSC, Ripplewood and Oak Hill, (ii) the Indemnification Agreement, dated as of the Issue Date, among Holding, RSC, Ripplewood, Oak Hill and the Acquisition Entities, (iii) the Transaction Agreement, dated as of the Issue Date, by and among Holding, RSC, Ripplewood and Oak Hill and (iv) the Stockholders Agreement, dated as of the Issue Date, by and among Holding, Atlas Copco Finance S.á.r.l. and the Investors party thereto and any other Person party thereto from time to time, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof and of the Indenture and the related documents.

“Management Guarantees” means guarantees made on behalf of, or in respect of loans or advances made to, directors, officers or employees of any Parent, the Company or any Restricted Subsidiary (1) in respect of travel, entertainment and moving-related expenses incurred in the ordinary course of business, or (2) in the ordinary course of business and (in the case of this clause (2)) not exceeding $7.5 million in the aggregate outstanding at any time.

“Management Investors” means the officers, directors, employees and other members of the management of any Parent, the Company or any of their respective Subsidiaries, or family members or relatives thereof (provided that, solely for purposes of the definition of “Permitted Holders,” such relatives shall include only those Persons who are or become Management Investors in connection with estate planning for or inheritance from other Management Investors, as determined in good faith by the Company, which determination shall be conclusive), or trusts, partnerships or limited liability companies for the benefit of any of the foregoing, or any of their heirs, executors, successors and legal representatives, who at any date beneficially own or have the right to acquire, directly or indirectly, Capital Stock of the Company or any Parent.

“Management Stock” means Capital Stock of the Company or any Parent (including any options, warrants or other rights in respect thereof) held by any of the Management Investors.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or to be accrued as a liability under GAAP, as a consequence of such Asset Disposition (including as a consequence of any transfer of funds in connection with the application thereof in accordance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”), (ii) all payments made, and all installment payments required to be made, on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition, or to any other Person (other than the Company or a Restricted Subsidiary) owning a beneficial interest in the assets disposed of in such Asset Disposition, (iv) any liabilities or obligations associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition, including without limitation pension and other post-employment benefit liabilities, liabilities related to environmental matters, and liabilities relating to any indemnification obligations associated with such Asset Disposition, and (v) the amount of any purchase price or similar adjustment (x) claimed by any Person to be owed by the Company or any Restricted Subsidiary, until such time as such claim shall have been settled or otherwise finally resolved, or (y) paid or payable by the Company, in either case in respect of such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of any securities of the Company or any Subsidiary by the Company or any Subsidiary, or any capital contribution, means the cash proceeds of such issuance, sale or contribution net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance, sale or contribution and net of taxes paid or payable as a result thereof.

“Oak Hill” means Oak Hill Capital Management LLC.

“Oak Hill Investor” means, collectively, (i) Oak Hill Capital Partners II, L.P., a Delaware limited partnership, or any successor thereto, (ii) any Affiliate thereof, and (iii) any successor in interest to any thereof.

“Obligations” means, with respect to any Indebtedness, any principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, Guarantees of such Indebtedness (or of Obligations in respect thereof), other monetary obligations of any nature and all other amounts payable thereunder or in respect thereof.

“Officer” means, with respect to the Company or any other obligor upon the Notes, the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Controller, the Treasurer or the Secretary (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity (or any other individual designated as an “Officer” for the purposes of the Indenture by the Board of Directors).

“Officer’s Certificate” means, with respect to the Company or any other obligor upon the Notes, a certificate signed by one Officer of such Person.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Parent” means any of Holding, RSC Holdings I, LLC, RSC Holdings II, LLC, and any Other Parent and any other Person that is a Subsidiary of Holding, RSC Holdings I, LLC, RSC Holdings II, LLC, or any Other Parent and of which the Company is a Subsidiary. As used herein, “Other Parent” means a Person of which the Company becomes a Subsidiary after the Issue Date, provided that either (x) immediately after the Company first becomes a Subsidiary of such Person, more than 50% of the Voting Stock of such Person shall be held by one or more Persons that held more than 50% of the Voting Stock of a Parent of the Company immediately prior to the Company first becoming such Subsidiary or (y) such Person shall be deemed not to be an Other Parent for the purpose of determining whether a Change of Control shall have occurred by reason of the Company first becoming a Subsidiary of such Person.

“Parent Expenses” means (i) costs (including all professional fees and expenses) incurred by any Parent in connection with its reporting obligations under, or in connection with compliance with, applicable laws or applicable rules of any governmental, regulatory or self-regulatory body or stock exchange, the Indenture or any other agreement or instrument relating to Indebtedness of the Company or any Restricted Subsidiary, including in respect of any reports filed with respect to the Securities Act, Exchange Act or the respective rules and regulations promulgated thereunder, (ii) expenses incurred by any Parent in connection with the acquisition, development, maintenance, ownership, prosecution, protection and defense of its intellectual property and associated rights (including but not limited to trademarks, service marks, trade names, trade dress, patents, copyrights and similar rights, including registrations and registration or renewal applications in respect thereof; inventions, processes, designs, formulae, trade secrets, know-how, confidential information, computer software, data and documentation, and any other intellectual property rights; and licenses of any of the foregoing) to the extent such intellectual property and associated rights relate to the business or businesses of the Company or any Subsidiary thereof, (iii) indemnification obligations of any Parent owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person, or obligations in respect of director and officer insurance (including premiums therefor), (iv) other operational expenses of any Parent incurred in the ordinary course of business, and (v) fees and expenses incurred by any Parent in connection with any offering of Capital Stock or Indebtedness, (x) where the net proceeds of such offering are intended to be received by or contributed or loaned to the Company or a Restricted Subsidiary, or (y) in a prorated amount of such expenses in proportion to the amount of such net proceeds intended to be so received, contributed or loaned, or (z) otherwise on an interim basis prior to completion of such offering so long as any Parent shall cause the amount of such expenses to be repaid to the Company or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed.

“Permitted Holder” means any of the following: (i) any of the Investors; (ii) any of the Management Investors, Ripplewood, Oak Hill and their respective Affiliates; (iii) any investment fund or vehicle managed, sponsored or advised by Ripplewood, Oak Hill or any Affiliate thereof, and any Affiliate of or successor to any such investment fund or vehicle; (iv) any Parent; and (v) any Person acting in the capacity of an underwriter in connection with a public or private offering of Capital Stock of any Parent or the Company. In addition, any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) whose status as a “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) constitutes or results in a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture, together with its Affiliates, shall thereafter constitute Permitted Holders.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in, or consisting of, any of the following:

(i) a Restricted Subsidiary, the Company, or a Person that will, upon the making of such Investment, become a Restricted Subsidiary;

(ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

(iii) Temporary Cash Investments or Cash Equivalents;

(iv) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business;

(v) any securities or other Investments received as consideration in, or retained in connection with, sales or other dispositions of property or assets, including Asset Dispositions made in compliance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”;

(vi) securities or other Investments received in settlement of debts created in the ordinary course of business and owing to, or of other claims asserted by, the Company or any Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments, including in connection with any bankruptcy proceeding or other reorganization of another Person;

(vii) Investments in existence or made pursuant to legally binding written commitments in existence on the Issue Date;

(viii) Currency Agreements, Interest Rate Agreements, Commodities Agreements and related Hedging Obligations, which obligations are Incurred in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(ix) pledges or deposits (x) with respect to leases or utilities provided to third parties in the ordinary course of business or (y) otherwise described in the definition of “Permitted

Liens” or made in connection with Liens permitted under the covenant described under “—Certain Covenants—Limitation on Liens”;

(x) (1) Investments in or by any Special Purpose Subsidiary, or in connection with a Financing Disposition by or to or in favor of any Special Purpose Entity, including Investments of funds held in accounts permitted or required by the arrangements governing such Financing Disposition or any related Indebtedness, or (2) any promissory note issued by the Company, or any Parent; provided that if such Parent receives cash from the relevant Special Purpose Entity in exchange for such note, an equal cash amount is contributed by any Parent to the Company;

(xi) Notes;

(xii) any Investment to the extent made using Capital Stock of the Company (other than Disqualified Stock), or Capital Stock of any Parent, as consideration;

(xiii) Management Advances;

(xiv) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of paragraph (b) of the covenant described under “—Certain Covenants—Limitation on Transactions with Affiliates” (except transactions described in clauses (i), (v) and (vi) of such paragraph); and

(xv) other Investments in an aggregate amount outstanding at any time not to exceed the greater of $100 million or 5.50% of Consolidated Tangible Assets.

If any Investment pursuant to clause (xv) above is made in any Person that is not a Restricted Subsidiary and such Person thereafter becomes a Restricted Subsidiary, such Investment shall thereafter be deemed to have been made pursuant to clause (i) above and not clause (xv) above for so long as such Person continues to be a Restricted Subsidiary.

“Permitted Liens” means:

(a) Liens for taxes, assessments or other governmental charges not yet delinquent or the nonpayment of which in the aggregate would not reasonably be expected to have a material adverse effect on the Company and its Restricted Subsidiaries or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company or a Subsidiary thereof, as the case may be, in accordance with GAAP;

(b) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business in respect of obligations that are not overdue for a period of more than 60 days or that are bonded or that are being contested in good faith and by appropriate proceedings;

(c) pledges, deposits or Liens in connection with workers’ compensation, unemployment insurance and other social security and other similar legislation or other insurance-related obligations (including, without limitation, pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements);

(d) pledges, deposits or Liens to secure the performance of bids, tenders, trade, government or other contracts (other than for borrowed money), obligations for utilities, leases, licenses, statutory obligations, completion guarantees, surety, judgment, appeal or performance bonds, other similar bonds, instruments or obligations, and other obligations of a like nature incurred in the ordinary course of business;

(e) easements (including reciprocal easement agreements), rights-of-way, building, zoning and similar restrictions, utility agreements, covenants, reservations, restrictions, encroachments, charges, and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in the aggregate materially interfere with the ordinary conduct of the business of the Company and its Subsidiaries, taken as a whole;

(f) Liens existing on, or provided for under written arrangements existing on, the Issue Date, or (in the case of any such Liens securing Indebtedness of the Company or any of its Subsidiaries existing or arising under written arrangements existing on the Issue Date) securing any Refinancing Indebtedness in respect of such Indebtedness so long as the Lien securing such Refinancing Indebtedness is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or under such written arrangements could secure) the original Indebtedness;

(g) (i) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord or other third party on property over which the Company or any Restricted Subsidiary of the Company has easement rights or on any leased property and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings affecting any real property;

(h) Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of Hedging Obligations, Purchase Money Obligations or Capitalized Lease Obligations Incurred in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(i) Liens arising out of judgments, decrees, orders or awards in respect of which the Company shall in good faith be prosecuting an appeal or proceedings for review, which appeal or proceedings shall not have been finally terminated, or if the period within which such appeal or proceedings may be initiated shall not have expired;

(j) leases, subleases, licenses or sublicenses to or from third parties;

(k) Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of (1) Indebtedness Incurred in compliance with clause (b)(i), (b)(iv), (b)(vii), (b)(viii), (b)(ix) or (b)(xi) of the covenant described under “—Certain Covenants—Limitation on Indebtedness,” or clause (b)(iii) thereof (other than Refinancing Indebtedness Incurred in respect of Indebtedness described in paragraph (a) thereof), (2) Bank Indebtedness Incurred in compliance with paragraph (b) of the covenant described under “—Certain Covenants—Limitation on Indebtedness,” (3) the Notes, (4) Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor, (5) Indebtedness or other obligations of any Special Purpose Entity or (6) obligations in respect of Management Advances or Management Guarantees, in each case including Liens securing any Guarantee of any thereof;

(l) Liens existing on property or assets of a Person at the time such Person becomes a Subsidiary of the Company (or at the time the Company or a Restricted Subsidiary acquires such property or assets, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary); provided, however, that such Liens are not created in connection with, or in contemplation of, such other Person becoming such a Subsidiary (or such acquisition of such property or assets), and that such Liens are limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate;

(m) Liens on Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(n) any encumbrance or restriction (including, but not limited to, put and call agreements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(o) Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of Refinancing Indebtedness Incurred in respect of any Indebtedness secured by, or securing any refinancing, refunding, extension, renewal or replacement (in whole or in part) of any other obligation secured by, any other Permitted Liens; provided that any such new Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the obligations to which such Liens relate;

(p) Liens (1) arising by operation of law (or by agreement to the same effect) in the ordinary course of business, (2) on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets, (3) on receivables (including related rights), (4) on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent that such cash or government securities prefund the payment of interest on such Indebtedness and are held in an escrow account or similar arrangement to be applied for such purpose, (5) securing or arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities, (6) in favor of the Company or any Subsidiary (other than Liens on property or assets of the Company or any Subsidiary Guarantor in favor of any Subsidiary that is not a Subsidiary Guarantor), (7) arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business, (8) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft, cash pooling or similar obligations incurred in the ordinary course of business, (9) attaching to commodity trading or other brokerage accounts incurred in the ordinary course of business or (10) arising in connection with repurchase agreements permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness,” on assets that are the subject of such repurchase agreements;

(r) other Liens securing obligations incurred in the ordinary course of business, which obligations do not exceed $50.0 million at any time outstanding; and

(s) Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of Indebtedness Incurred in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness”; provided that on the date of the Incurrence of such Indebtedness after giving effect to such Incurrence (or on the date of the initial borrowing of such Indebtedness after giving pro forma effect to the Incurrence of the entire committed amount of such Indebtedness), the Consolidated Secured Leverage Ratio shall not exceed 3.5 to 1.0.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” as applied to the Capital Stock of any corporation means Capital Stock of any class or classes (however designated) that by its terms is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets, and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“Recapitalization” means the recapitalization of Holding effected in accordance with the terms of the Recapitalization Agreement.

“Recapitalization Agreement” means the Recapitalization Agreement, dated as of October 6, 2006, among Atlas Copco AB, Atlas Copco Finance S.á.r.l., RSC Acquisition LLC, RSC Acquisition II LLC, OHCP II RSC, LLC, OHCMP II RSC, LLC, OHCP II RSC COI, LLC, and Holding.

“Receivable” means a right to receive payment pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay, as determined in accordance with GAAP.

“refinance” means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell or extend (including pursuant to any defeasance or discharge mechanism); and the terms “refinances,” “refinanced” and “refinancing” as used for any purpose in the Indenture shall have a correlative meaning.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refinance any Indebtedness existing on the date of the Indenture or Incurred in compliance with such Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary (to the extent permitted in such Indenture) and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided that (1) if the Indebtedness being refinanced is Subordinated Obligations or Guarantor Subordinated Obligations, the Refinancing Indebtedness has a final Stated Maturity at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the final Stated Maturity of the Indebtedness being refinanced (or if shorter, the Notes), (2) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of (x) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced, plus (y) fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such Refinancing Indebtedness and (3) Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor that refinances Indebtedness of the Company or a Subsidiary Guarantor that could not have been initially Incurred by such Restricted Subsidiary pursuant to the covenant described under “—Certain Covenants—Limitation on Indebtedness” or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

“Related Business” means those businesses in which the Company or any of its Subsidiaries is engaged on the date of the Indenture, or that are related, complementary, incidental or ancillary thereto or extensions, developments or expansions thereof.

“Related Taxes” means (x) any taxes, charges or assessments, including but not limited to sales, use, transfer, rental, ad valorem, value-added, stamp, property, consumption, franchise, license, capital, net worth, gross receipts, excise, occupancy, intangibles or similar taxes, charges or assessments (other than federal, state or local taxes measured by income and federal, state or local withholding imposed by any government or other taxing authority on payments made by any Parent other than to another Parent), required to be paid by any Parent by virtue of its being incorporated or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than the Company, any of its Subsidiaries or any Parent), or being a holding company parent of the

Company, any of its Subsidiaries or any Parent or receiving dividends from or other distributions in respect of the Capital Stock of the Company, any of its Subsidiaries or any Parent, or having guaranteed any obligations of the Company or any Subsidiary thereof, or having made any payment in respect of any of the items for which the Company or any of its Subsidiaries is permitted to make payments to any Parent pursuant to the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” or acquiring, developing, maintaining, owning, prosecuting, protecting or defending its intellectual property and associated rights (including but not limited to receiving or paying royalties for the use thereof) relating to the business or businesses of the Company or any Subsidiary thereof, (y) any taxes attributable to any taxable period (or portion thereof) ending on or prior to the Issue Date, or to Holding’s or any Parent’s receipt of, entitlement to, or obligation to make any payment in connection with the Transactions, including any payment received after the Issue Date pursuant to any agreement relating to the Transactions, or (z) any other federal, state, foreign, provincial or local taxes measured by income for which any Parent is liable up to an amount not to exceed, with respect to federal taxes, the amount of any such taxes that the Company and its Subsidiaries would have been required to pay on a separate company basis, or on a consolidated basis as if the Company had filed a consolidated return on behalf of an affiliated group (as defined in Section 1504 of the Code or an analogous provision of state, local or foreign law) of which it were the common parent, or with respect to state and local taxes, the amount of any such taxes that the Company and its Subsidiaries would have been required to pay on a separate company basis, or on a combined basis as if the Company had filed a combined return on behalf of an affiliated group consisting only of the Company and its Subsidiaries.

“Representative” means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

“Restricted Payment Transaction” means any Restricted Payment permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” any Permitted Payment, any Permitted Investment, or any transaction specifically excluded from the definition of the term “Restricted Payment” (including pursuant to the exception contained in clause (i) and the parenthetical exclusions contained in clauses (ii) and (iii) of such definition).

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“Ripplewood” means Ripplewood Holdings L.L.C.

“Ripplewood Investor” means, collectively, (i) Ripplewood Partners II LP, a Delaware limited partnership, or any successor thereto, (ii) Ripplewood Partners II Parallel Fund, LP, a Delaware limited partnership, or any successor thereto, (iii) Ripplewood Partners II Offshore Parallel Fund, LP, a Cayman Islands exempted limited partnership, or any successor thereto, (iv) any Affiliate of any thereof, and (v) any successor in interest to any thereof.

“SEC” means the Securities and Exchange Commission.

“Senior ABL Agreement” means the Credit Agreement, dated as of the Issue Date, among the Company; Deutsche Bank AG, New York Branch, as administrative agent and collateral agent; Citicorp North America, Inc., as syndication agent; the lenders party thereto from time to time; Deutsche Bank Securities, Inc. and Citigroup Global Markets Inc. as joint lead arrangers; and Deutsche Bank Securities, Inc., and Citigroup Global Markets Inc. as joint bookrunning managers, as such agreement may be amended, supplemented, waived or otherwise modified from time to time or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original administrative agent, lenders and other financial institutions or other agents, lenders and other financial institutions or otherwise, and whether provided under the original Senior ABL

Agreement or one or more other credit agreements, indentures (including the Indenture) or financing agreements or otherwise).

“Senior ABL Facility” means the collective reference to the Senior ABL Agreement, any Loan Documents (as defined therein), any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages, letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, and other instruments and documents, executed and delivered pursuant to or in connection with any of the foregoing, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agent, lenders and other financial institutions or other agents, lenders and other financial institutions or otherwise, and whether provided under the original Senior ABL Agreement or one or more other credit agreements, indentures (including the Indenture) or financing agreements or otherwise). Without limiting the generality of the foregoing, the term “Senior ABL Facility” shall include any agreement (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Senior Credit Agreements” means, collectively, the Senior ABL Agreement and the Senior Term Agreement.

“Senior Credit Facilities” means, collectively, the Senior ABL Facility and the Senior Term Facility.

“Senior Indebtedness” means any Indebtedness of the Company or any Restricted Subsidiary other than Subordinated Obligations.

“Senior Term Agreement” means the Credit Agreement, dated as of the Issue Date, among the Issuers; any other borrowers party thereto from time to time; Deutsche Bank AG, New York Branch, as administrative agent; Citicorp North America, Inc., as syndication agent; the lenders party thereto from time to time; Deutsche Bank Securities Inc. and Citigroup Global Markets, Inc., as joint lead arrangers; and Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., as joint bookrunning managers, as such agreement may be amended, supplemented, waived or otherwise modified from time to time or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original administrative agent, lenders and other financial institutions or other agents, lenders and other financial institutions or otherwise, and whether provided under the original Senior Term Agreement or one or more other credit agreements, indentures (including the Indenture) or financing agreements or otherwise).

“Senior Term Facility” means the collective reference to the Senior Term Agreement, any Loan Documents (as defined therein), any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages, letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, and other instruments and documents, executed and delivered pursuant to or in connection with any of the foregoing, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agent, lenders and other financial institutions or other agents, lenders and other financial institutions or otherwise, and whether provided under the original Senior Term Agreement or one or more other credit agreements, indentures (including the Indenture) or financing agreements or otherwise). Without limiting the generality of the foregoing, the term “Senior Term Facility” shall include any agreement (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC, as such Regulation is in effect on the Issue Date.

“Special Purpose Entity” means (x) any Special Purpose Subsidiary or (y) any other Person that is engaged in the business of (i) acquiring, selling, collecting, financing or refinancing Receivables, accounts (as defined in the Uniform Commercial Code as in effect in any jurisdiction from time to time), other accounts and/or other receivables, and/or related assets, and/or (ii) acquiring, selling, leasing, financing or refinancing Equipment, and/or related rights (including under leases, manufacturer warranties and buy-back programs, and insurance policies) and/or assets (including managing, exercising and disposing of any such rights and/or assets).

“Special Purpose Financing” means any financing or refinancing of assets consisting of or including Receivables and/or other Equipment of the Company or any Restricted Subsidiary that have been transferred to a Special Purpose Entity or made subject to a Lien in a Financing Disposition.

“Special Purpose Financing Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Special Purpose Financing.

“Special Purpose Financing Undertakings” means representations, warranties, covenants, indemnities, guarantees of performance and (subject to clause (y) of the proviso below) other agreements and undertakings entered into or provided by the Company or any of its Restricted Subsidiaries that the Company determines in good faith (which determination shall be conclusive) are customary or otherwise necessary or advisable in connection with a Special Purpose Financing or a Financing Disposition; provided that (x) it is understood that Special Purpose Financing Undertakings may consist of or include (i) reimbursement and other obligations in respect of notes, letters of credit, surety bonds and similar instruments provided for credit enhancement purposes or (ii) Hedging Obligations, or other obligations relating to Interest Rate Agreements, Currency Agreements or Commodities Agreements entered into by the Company or any Restricted Subsidiary, in respect of any Special Purpose Financing or Financing Disposition, and (y) subject to the preceding clause (x), any such other agreements and undertakings shall not include any Guarantee of Indebtedness of a Special Purpose Subsidiary by the Company or a Restricted Subsidiary that is not a Special Purpose Subsidiary.

“Special Purpose Subsidiary” means a Subsidiary of the Company that (a) is engaged solely in (x) the business of (i) acquiring, selling, collecting, financing or refinancing Receivables, accounts (as defined in the Uniform Commercial Code as in effect in any jurisdiction from time to time) and other accounts and receivables (including any thereof constituting or evidenced by chattel paper, instruments or general intangibles), all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto, and/or (ii) acquiring, selling, leasing, financing or refinancing Equipment, and/or related rights (including under leases, manufacturer warranties and buy-back programs, and insurance policies) and/or assets (including managing, exercising and disposing of any such rights and/or assets), all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto, and (y) any business or activities incidental or related to such business, and (b) is designated as a “Special Purpose Subsidiary” by the Board of Directors.

“S&P” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., and its successors.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency).

“Subordinated Obligations” means any Indebtedness of the Company (whether outstanding on the date of the Indenture or thereafter Incurred) that is expressly subordinated in right of payment to the Notes pursuant to a written agreement.

“Subsidiary” of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other equity interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person or (ii) one or more Subsidiaries of such Person.

“Subsidiary Guarantee” means any guarantee that may from time to time be entered into by a Restricted Subsidiary of the Company on or after the Issue Date pursuant to the covenant described under “—Certain Covenants—Future Subsidiary Guarantors.” As used in the Indenture, “Subsidiary Guarantee” refers to a Subsidiary Guarantee of the Notes.

“Subsidiary Guarantor” means any Restricted Subsidiary of the Company that enters into a Subsidiary Guarantee. As used in the Indenture, “Subsidiary Guarantor” refers to a Subsidiary Guarantor of the Notes.

“Successor Company” shall have the meaning assigned thereto in clause (i) under “—Merger and Consolidation.”

“Tax Sharing Agreement” means the Tax Sharing Agreement, dated as of the Issue Date, among the Company, RSC, Holding, RSC Holdings I, LLC, RSC Holdings II, LLC and Rental Service Corporation of Canada Ltd., as the same may be amended, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof and of the applicable Indenture.

“Temporary Cash Investments” means any of the following: (i) any investment in (x) direct obligations of the United States of America, a member state of The European Union or any country in whose currency funds are being held pending their application in the making of an investment or capital expenditure by the Company or a Restricted Subsidiary in that country or with such funds, or any agency or instrumentality of any thereof or obligations Guaranteed by the United States of America or a member state of The European Union or any country in whose currency funds are being held pending their application in the making of an investment or capital expenditure by the Company or a Restricted Subsidiary in that country or with such funds, or any agency or instrumentality of any of the foregoing, or obligations guaranteed by any of the foregoing or (y) direct obligations of any foreign country recognized by the United States of America rated at least “A” by S&P or “A-1” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (ii) overnight bank deposits, and investments in time deposit accounts, certificates of deposit, bankers’ acceptances and money market deposits (or, with respect to foreign banks, similar instruments) maturing not more than one year after the date of acquisition thereof issued by (x) any bank or other institutional lender under a Credit Facility or any affiliate thereof or (y) a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital and surplus aggregating in excess of $250.0 million (or the foreign currency equivalent thereof) and whose long term debt is rated at least “A” by S&P or “A-1” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization) at the time such Investment is made, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) or (ii) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) Investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a Person (other than that of the Company or any of its Subsidiaries), with a rating at the time as of which any Investment therein is made of “P-2” (or higher) according to Moody’s or “A-2” (or higher) according to S&P (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (v) Investments in securities maturing not more than one year after the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (vi) Preferred Stock (other than of the Company or any of its Subsidiaries) having a rating of “A” or higher by S&P or “A2” or higher by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (vii) investment funds investing 95% of their assets in securities of the type described in clauses (i)-(vi) above (which funds may also hold reasonable amounts of cash pending investment and/or distribution), (viii) any money market deposit accounts issued or offered by a domestic commercial bank or a commercial bank organized and located in a country recognized by the United States of America, in each case, having capital and surplus in excess of $250.0 million (or the foreign currency equivalent thereof), or investments in money market funds subject to the risk limiting conditions of Rule 2a-7 (or any successor rule) of the SEC under the Investment Company Act of 1940, as amended, and (ix) similar investments approved by the Board of Directors in the ordinary course of business.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-7bbbb) as in effect on the date of the Indenture.

“Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transactions” means, collectively, any or all of the following: (i) the entry into the Indenture, and the offer and issuance of the Notes, (ii) the entry into the Senior Credit Facilities and Incurrence of Indebtedness thereunder by one or more of the Company and its Subsidiaries, (iii) the distribution of the net proceeds from the offer and sale of the Notes and the Incurrence of Indebtedness under the Senior Credit Facilities to ACNA, (iv) the repurchase by ACNA of its issued and outstanding capital stock from Atlas Copco Finance S.à.r.l. in accordance with the Recapitalization Agreement, (v) the issue of but not payment under up to $400 million aggregate principal amount of contingent earn-out notes in accordance with the Recapitalization Agreement, (vi) the repayment by Atlas Copco AB of Indebtedness between RSC and certain of RSC’s affiliates in accordance with the Recapitalization Agreement, (vii) the contribution by Holding of 100% of the capital stock of RSC through RSC Holdings I, LLC and RSC Holdings II to the Company, (viii) the contribution by the Company of all of RSC’s outstanding Series A preferred stock to RSC and the cancellation by RSC of that stock in accordance with the Recapitalization Agreement, (ix) the equity investment by Affiliates of the Ripplewood Investors and the Oak Hill Investors in ACNA in accordance with the Recapitalization Agreement, (x) the satisfaction of or action taken to permit any Parent to satisfy any obligations under the Recapitalization Agreement and (xi) all other transactions relating to any of the foregoing (including payment of fees and expenses related to any of the foregoing).

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by such Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means (i) any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary, as designated by the Board of Directors in the manner provided below, and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Restricted Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that (A) such designation was made at or prior to the Issue Date, or (B) the Subsidiary to be so designated has total consolidated assets of $1,000 or less or (C) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.” The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation (x) the Company could Incur at least $1.00 of additional Indebtedness under paragraph (a) in the covenant described under “—Certain Covenants—Limitation on Indebtedness” or (y) the Consolidated Coverage Ratio would be greater than it was immediately prior to giving effect to such designation or (z) such Subsidiary shall be a Special Purpose Subsidiary with no Indebtedness outstanding other than Indebtedness that can be Incurred (and upon such designation shall be deemed to be Incurred and outstanding) pursuant to paragraph (b) of the covenant described under “—Certain Covenants—Limitation on Indebtedness.” Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Company’s Board of Directors giving effect to such designation and an Officer’s Certificate of the Company certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligation” means (x) any security that is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under the preceding clause (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation that is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation that is so specified and held; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

“Voting Stock” of an entity means all classes of Capital Stock of such entity then outstanding and normally entitled to vote in the election of directors or all interests in such entity with the ability to control the management or actions of such entity.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

The following discussion summarizes certain United States federal income tax considerations that may be relevant to the exchange, ownership and disposition of the notes by a U.S. holder or non-U.S. holder that, in each case, exchanges the old notes for the new notes pursuant to the exchange offer. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations promulgated and proposed thereunder, judicial authority and administrative interpretations, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. We cannot assure that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of exchanging, owning or disposing of the notes. This discussion only addresses tax considerations for beneficial owners of the notes that exchange the old notes for the new notes pursuant to the exchange offer and who hold the notes as capital assets within the meaning of the Code (generally property held for investment).

This discussion does not address all of the tax considerations that may be important to a particular U.S. holder or non-U.S. holder in light of such holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, dealers in securities or currencies, persons whose functional currency is not the U.S. dollar, U.S. expatriates, or persons who hold the notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction. If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Such partnership and its partners should consult their tax advisors as to the tax consequences of the partnership exchanging, owning or disposing of the notes. This discussion also does not address the alternative minimum tax consequences, if any, or any tax considerations arising under other United States federal tax laws (such as estate and gift tax laws) or the laws of any foreign, state, local, or other jurisdiction.

As used in this discussion, the term “U.S. holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or U.S. resident alien;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of a note (other than a partnership or entity treated as a partnership or disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

Investors considering exchanging notes should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the applicability and effect of state, local or foreign tax laws and tax treaties.

Exchange of Old Notes for New Notes

The exchange of an old note for a new note pursuant to the exchange offer (described under “The Exchange Offer”) will not constitute a taxable exchange for United States federal income tax purposes. Consequently, you will not recognize any gain or loss upon the receipt of a new note pursuant to the exchange offer. Your holding period for such a new note will include the holding period for the old note exchanged pursuant to the exchange offer, and your initial basis in such a new note will be the same as your adjusted basis in the old note as of the time of the exchange. The federal income tax consequences of holding and disposing of a new note received pursuant to the exchange offer generally will be the same as the federal income tax consequences of holding and disposing of an old note.

The following summary assumes that the exchange of the old notes for the new notes pursuant to the exchange offer will not be treated as a taxable exchange and that the old notes and the new notes will be treated as the same security for U.S. federal income tax purposes.

Consequences to U.S. Holders

Interest on the Notes

Interest on a note will generally be includible in a U.S. holder’s taxable income as ordinary income at the time the interest is received or accrued, in accordance with such holder’s regular method of accounting for United States federal income tax purposes.

Additional Payments

It is possible that the U.S. Internal Revenue Service (“IRS”) could assert that the additional interest which we would have been obligated to pay if the exchange offer registration statement were not filed or declared effective within the applicable time periods or upon our failure to make certain reports to the SEC (or certain other actions are not taken) is a contingent payment for purposes of the original issue discount rules. If additional interest were treated as a contingent payment, the notes may be treated as contingent payment debt instruments, in which case the timing and amount of income inclusions and the character of income recognized may be different from the consequences discussed herein. The Treasury regulations regarding debt instruments that provide for one or more contingent payments state that, for purposes of determining whether a debt instrument is a contingent payment debt instrument, remote or incidental contingencies are ignored. We intend to take the position that the likelihood that we would be obligated to pay additional interest was remote at the time of original issuance of the old notes. Similarly, we intend to take the position that the likelihood of (i) a redemption or repurchase of a note upon a “change of control” as described under “Description of Notes—Change of Control” or (ii) us being required to pay liquidated damages if the Company’s accountants were not “independent” (as defined pursuant to the Exchange Act and the rules and regulations of the SEC thereunder) as described above under the heading “Description of Notes—Certain Covenants—SEC Reports” was remote at the time of original issuance of the old notes. Accordingly, we do not intend to treat the notes as contingent payment debt instruments. Our determination will be binding on all holders except a holder that discloses its differing position in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which a note was acquired. Our determination is not, however, binding on the IRS. The discussion herein assumes that our determination that these contingencies were remote at the time of original issuance of the old notes is correct and assumes that the notes will not be treated as contingent payment debt instruments.

Bond Premium

A U.S. holder whose basis in a note immediately after its acquisition by such U.S. holder exceeds all amounts payable on such note after such purchase (other than payments of qualified stated interest, within the meaning of the Code) will be considered as having purchased the note with “bond premium.” A U.S. holder generally may elect to amortize bond premium over the remaining term of the note, using a constant yield method, as an offset to interest income. An electing U.S. holder must reduce its tax basis in the note by the amount of the aggregate amortized bond premium. The election to amortize bond premium, once made, will apply to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Market Discount

If a U.S. holder acquires a note for an amount that is less than all amounts payable on such note after the acquisition date (other than payments of qualified stated interest, within the meaning of the Code), then the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a U.S. holder will be required to treat any principal payment on, or any gain on the sale, exchange (other than an exchange pursuant to the exchange offer) or redemption of, a note as ordinary income to the extent of the market discount that has accrued on such note at or prior to the time of such payment or disposition which has not previously been included in income. Further, a disposition of a note by gift (and in certain other circumstances) could result in the recognition of market discount income, computed as if such note had been sold for its fair market value. In addition, a U.S. holder of a note may be required to defer, until the maturity of such note or the earlier disposition of such note in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note. Market discount in respect of a note is generally considered to accrue ratably during the period from the acquisition date to the maturity date of such note, unless the U.S. holder elects to accrue market discount on the note under the constant yield method.

A U.S. holder may elect to include market discount in income currently as it accrues (on either a ratable or constant yield method), in which case the rules described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, will apply to all market discount obligations acquired in or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. Market discount included in income currently will be added to a U.S. holder’s tax basis in the notes.

Sale, Exchange, Redemption or Other Disposition of the Notes

Except as described above under “—Market Discount,” a U.S. holder will generally recognize capital gain or loss on the sale, exchange (other than an exchange pursuant to the exchange offer), redemption, or other taxable disposition of a note. This gain or loss will equal the difference between such U.S. holder’s adjusted tax basis in the note and the proceeds such holder receives, excluding any proceeds attributable to accrued interest which will be recognized as ordinary interest income to the extent such holder has not previously included the accrued interest in income. The proceeds a U.S. holder receives will include the amount of any cash and the fair market value of any other property received for the note. A U.S. holder’s tax basis in the note will generally equal the amount such holder paid for the note. The gain or loss will be long-term capital gain or loss if such U.S. holder held the note for more than one year. Long-term capital gains of individuals, estates and trusts currently are taxed at preferential rates. The deductibility of capital losses may be subject to limitation.

Information Reporting and Backup Withholding

Information reporting will apply to payments of interest on, or the proceeds of the sale or other disposition of, notes held by a U.S. holder unless such holder establishes an exemption from information reporting. Backup withholding may also apply to payments of interest on, or the proceeds of the sale or other disposition of, notes held by a U.S. holder unless such holder provides the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption. Any amount withheld under the backup withholding rules is allowable as a credit against a U.S. holder’s U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed such holder’s actual U.S. federal income tax liability and such holder timely provides the required information or appropriate claim form to the IRS.

Consequences to Non-U.S. Holders

Interest on the Notes

Payments of interest on the notes generally will be exempt from withholding of U.S. federal income tax to a non-U.S. holder if such interest is not effectively connected with such holder’s conduct of a trade or business in the United States, and such holder:

•	does not own, actually or constructively, 10% or more of our voting stock;

•	is not a “controlled foreign corporation” for United States federal income tax purposes that is related to us through stock ownership;

•	is not a bank receiving interest on an extension of credit made in the ordinary course of such holder’s trade or business; and

•	properly certifies as to such holder’s foreign status as described below.

A non-U.S. holder can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us, or our paying agent. If a non-U.S. holder holds the notes through a financial institution or other agent acting on its behalf, such holder may be required to provide appropriate certifications to such agent and such agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries of trusts or estates may have to be provided to us or our paying agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest made to such holder will be subject to a 30% U.S. federal withholding tax, unless such holder provides us with a properly executed IRS Form W-8BEN or appropriate substitute form claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty, or the payments of interest are effectively connected with such holder’s conduct of a trade or business in the United States and such holder meets the certification requirements described below. See “Income or Gain Effectively Connected With a U.S. Trade or Business.”

Sale, Exchange, Redemption or Other Disposition of the Notes

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption, or other disposition of a note (including any gain attributable to “market discount”) unless:

•	the gain is effectively connected with the conduct by such holder of a U.S. trade or business (and, in the case of an applicable tax treaty, is attributable to such holder’s permanent establishment in the United States); or

•	such holder is an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

Income or Gain Effectively Connected With a U.S. Trade or Business

The preceding discussion of the tax consequences to a non-U.S. holder assumes that such holder is not engaged in a U.S. trade or business. If any interest on the notes or gain from the sale, exchange, redemption, or other disposition of the notes is effectively connected with a U.S. trade or business conducted by a non-U.S. holder, (and, in the case of an applicable treaty, is attributable to such holder’s permanent establishment in the United States) then the income or gain will be subject to U.S. federal income tax at regular graduated income tax rates generally in the same manner as a U.S. holder, but will not be subject to withholding tax if certain certification requirements are satisfied. A non-U.S. holder can generally meet the certification requirements by providing a properly executed IRS Form W-8ECI or appropriate substitute form to us, or our paying agent. In the case of a non-U.S. holder that is a corporation, such effectively connected income or gain also may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate).

Information Reporting and Backup Withholding

Payments to a non-U.S. holder of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to such holder.

United States backup withholding tax generally will not apply to payments of interest on a note to a non-U.S. holder if the statement described in “Consequences to Non-U.S. Holders—Interest on the Notes” is duly provided by such holder or such holder otherwise establishes an exemption, provided that the payer does not have actual knowledge or reason to know that such holder is a United States person.

Payments to a non-U.S. holder of the proceeds of a sale of a note (including a redemption or retirement) effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless such holder properly certifies under penalties of perjury as to such holder’s foreign status and certain other conditions are met or such holder otherwise establishes an exemption. Backup withholding generally will not apply to any payment to a non-U.S. holder of the proceeds of the sale of a note (including a redemption or retirement) effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records as to such non-U.S. holder’s foreign status and certain other conditions are met, or such holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the sale of a note effected outside the United States by such a broker if it:

•	is a United States person;

•	derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business.

Any amount withheld under the backup withholding rules is allowable as a credit against a non-U.S. holder’s U.S. federal income tax liability and a refund may be obtained for any excess if the proper information is timely provided to the IRS.

The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular federal, state, local and foreign tax consequences of exchanging, owning, and disposing of the notes, including the consequences of any proposed change in applicable laws.

CERTAIN ERISA CONSIDERATIONS

To ensure compliance with U.S. Internal Revenue Service Circular 230, holders of the notes are hereby notified that any discussion of tax matters set forth in this summary was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any holder, for the purpose of avoiding tax-related penalties under federal, state or local law. Each holder should seek advice based on its particular circumstances from an independent tax advisor.

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans that are subject to Title I of ERISA, as well as individual retirement accounts and other plans subject to Section 4975 of the Code or any entity deemed to hold assets of a plan subject to Title I of ERISA or Section 4975 of the Code (each of which we refer to as a “Plan”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code, or “Parties in Interest,” with respect to such Plans. If we are a Party in Interest with respect to a Plan (either directly or by reason of our ownership of our subsidiaries), the purchase and holding of the notes by or on behalf of the Plan may be a prohibited transaction under Section 406(a)(1) of ERISA and Section 4975(c)(1) of the Code, unless exemptive relief were available under an applicable administrative exemption (as described below) or there were some other basis on which the transaction was not prohibited.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) or ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under any federal, state, local, non-U.S or other laws or regulations that are similar to such provisions of ERISA or Section 4975 of the Code.

Accordingly, the notes may not be sold, exchanged or transferred to, and each purchaser, holder or transferee, by its purchase, exchange or holding of such notes, shall be deemed to have represented and covenanted that it is not purchasing, exchanging or holding the notes for or on behalf of, a Plan or other plan subject to similar law, except that such purchase or exchange for or on behalf of a Plan or other plan subject to similar law shall be permitted to the extent that such purchase or exchange will not give rise to a transaction described in Section 406 of ERISA or Section 4975(c)(1) of the Code for which a statutory or administrative exemption is unavailable or which is not otherwise prohibited under ERISA, Section 4975 of the Code or the provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or Section 4975 of the Code.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the relevant provisions of ERISA and the Code and any other provision under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code and the availability of exemptive relief applicable to the purchase and holding of the notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to any of the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resale of new notes received in exchange for old notes, where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 90 days after the expiration date of the exchange offers, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offers may be sold from time to time, in one or more transactions, through the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at prevailing market prices at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or, alternatively, to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker dealer that is entitled to use such documents and that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers, and will indemnify certain holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Based on interpretations by the Staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-111 Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder of such new notes, other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	such new notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer, such holder has no arrangement or understanding with any person to participate in a distribution of such new notes; and

•	such holder is not engaged in and does not intend to engage in a distribution of such new notes.

We have not sought and do not intend to seek a no-action letter from the SEC, with respect to the effects of the exchange offer, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the new notes as it has in such no-action letters.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Debevoise & Plimpton LLP.

EXPERTS

The consolidated financial statements of RSC Holdings III, LLC and its subsidiaries, as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the new notes to be issued in the exchange offer. This prospectus, filed as part of the registration statement, does not contain all the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. With respect to statements in this prospectus about the contents of any contract, agreement or other document, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement.

The public may read and copy any reports or other information that we file with the SEC. Such filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

RSC Holdings is subject to the informational requirements of the Exchange Act and will file reports, proxy statements and other information with the SEC. You are able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. You are able to access, free of charge, our reports filed with the SEC (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through the “Investors” portion of our Internet website (http://www.rscrental.com). Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website is included in this prospectus as an inactive textual reference only. The information found on our website is not part of this prospectus or any report filed with or furnished to the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

RSC HOLDINGS III, LLC AND SUBSIDIARIES

RSC HOLDINGS III, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)
(Unaudited)

	March 31,	December 31,
	2007	2006

ASSETS
Cash and cash equivalents	$1,481	$46,188
Accounts receivable, net	259,275	268,383
Inventory	18,130	18,489
Rental equipment, net	1,742,852	1,738,670
Property and equipment, net	181,570	170,192
Goodwill	925,621	925,621
Deferred financing costs	65,864	67,915
Other assets	64,518	69,518

Total assets	$3,259,311	$3,304,976

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Accounts payable	$192,411	$296,086
Accrued expenses and other liabilities	167,939	143,016
Debt	3,008,828	3,006,426
Deferred income taxes	298,374	294,081

Total liabilities	3,667,552	3,739,609

Commitments and contingencies
Stockholders’ deficit
Common stock, no par value, authorized in 2006 (1,000 shares authorized, issued and outstanding at March 31, 2007 and December 31, 2006)	21,391	15,955
Accumulated deficit	(439,129)	(459,372)
Accumulated other comprehensive income	9,497	8,784

Total stockholders’ deficit	(408,241)	(434,633)

Total liabilities and stockholders’ deficit	$3,259,311	$3,304,976

See accompanying notes to condensed consolidated financial statements.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share data)
(Unaudited)

	Three Months Ended March 31,
	2007	2006

Revenues:
Equipment rental revenue	$347,975	$302,124
Sale of merchandise	20,598	24,651
Sale of used rental equipment	37,774	59,116

Total revenues	406,347	385,891

Cost of revenues:
Cost of equipment rentals, excluding depreciation	156,009	140,456
Depreciation—rental equipment	68,551	56,599
Cost of sales of merchandise	12,352	15,505
Cost of rental equipment sales	26,943	45,022

Total cost of revenues	263,855	257,582

Gross profit	142,492	128,309

Operating expenses:
Selling, general, and administrative	34,089	31,846
Depreciation and amortization—non-rental equipment	10,856	9,092

Total operating expenses	44,945	40,938

Operating income	97,547	87,371
Interest expense, net	64,200	43,723
Other expense (income), net	89	(161)

Income before provision for income taxes	33,258	43,809
Provision for income taxes	13,015	15,579

Net income	$20,243	$28,230

Preferred dividends	—	(3,999)

Net income available for common stockholders	$20,243	$24,231

Weighted average shares outstanding used in computing net income per common share:
Basic and diluted	1,000	1,000

Net income per common share:
Basic and diluted	$20.24	$24.23

See accompanying notes to condensed consolidated financial statements.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(Unaudited)

	Three Months Ended March 31,
	2007	2006

Cash flows from operating activities:
Net income	$20,243	$28,230
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	79,407	65,691
Amortization of deferred financing costs	2,051	—
Share-based compensation expense	936	—
Gain on sales of rental and non-rental property and equipment, net of non-cash writeoffs	(12,128)	(15,226)
Deferred income taxes	4,228	22,497
Changes in operating assets and liabilities:
Accounts receivable, net	9,114	1,198
Inventory	430	13
Other assets	(1,472)	1,645
Accounts payable	(78,317)	(11,107)
Accrued expenses and other liabilities	31,671	(9,727)

Net cash provided by operating activities	56,163	83,214

Cash flows from investing activities:
Purchases of rental equipment	(100,425)	(174,690)
Purchases of property and equipment	(7,869)	(6,468)
Proceeds from sales of rental equipment	37,774	59,116
Proceeds from sales of property and equipment	4,164	5,574

Net cash used in investing activities	(66,356)	(116,468)

Cash flows from financing activities:
Cash consideration paid to the Group	(17,995)	—
Proceeds from senior ABL revolver	16,696	—
Payments on senior ABL term revolver	(20,885)	—
Payments on senior ABL term loan	(625)	—
Payments on capital leases and other debt	(9,266)	(8,785)
Net proceeds (payments on) affiliated debt	—	31,989
Capital contributions from the Group	4,500	—
Decrease in outstanding checks in excess of cash balances	(6,929)	—

Net cash provided by (used in) financing activities	(34,504)	23,204

Effect of foreign exchange rates on cash	(10)	4,072

Net decrease in cash and cash equivalents	(44,707)	(5,978)
Cash and cash equivalents at beginning of period	46,188	7,134

Cash and cash equivalents at end of period	$1,481	$1,156

Supplemental disclosure of cash flow information:
Cash paid for interest	$47,662	$7,234
Supplemental schedule of non-cash investing and financing activities:
Purchase of assets under capital lease obligations	$16,481	$17,980

See accompanying notes to condensed consolidated financial statements.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

(1)	Organization

Business and Basis of Presentation

Description of Business

RSC Holdings III, LLC and its wholly owned subsidiaries (collectively, the “Company”) are engaged primarily in the rental of a diversified line of construction and industrial equipment, geographically disbursed throughout the United States and Canada through its wholly owned subsidiaries. In February 2007, the wholly owned subsidiaries Rental Service Corporation and Rental Service Corporation of Canada officially changed their names to RSC Equipment Rental, Inc. and Rental Service Corporation of Canada Ltd., respectively (collectively, “RSC”). The Company is a wholly owned subsidiary of RSC Holdings Inc. (“RSC Holdings”).

Basis of Presentation

Prior to November 27, 2006, RSC Holdings was wholly owned by Atlas Copco AB (“ACAB”) and Atlas Copco Airpower N.V. (“ACA”), a wholly owned subsidiary of ACAB (collectively, “the Group”). At December 31, 2005 and 2004, ACAB and ACA owned 40.2% and 59.8% of the outstanding common shares of RSC Holdings, respectively.

On October 6, 2006, the Group announced that it had entered into a recapitalization agreement (“Recapitalization”) pursuant to which Ripplewood Holdings L.L.C. (“Ripplewood”) and Oak Hill Capital Partners (“Oak Hill” and collectively with Ripplewood, “the Sponsors”) would acquire 85.5% of RSC Holdings. The Recapitalization closed on November 27, 2006. The Recapitalization was accomplished through (a) the repurchase by RSC Holdings of a portion of its issued and outstanding stock from the Group and (b) the issuance of a portion of the repurchased shares in return for a cash equity investment in RSC Holdings by the Sponsors for stock. The Recapitalization was accounted for as a leveraged recapitalization with no change in the book basis of assets and liabilities.

Prior to the closing of the Recapitalization, RSC Holdings formed RSC Holdings I, LLC, which is a direct wholly owned subsidiary of RSC Holdings; RSC Holdings II, LLC, which is a direct wholly owned subsidiary of RSC Holdings I, LLC; and RSC Holdings III, LLC, which is a direct wholly owned subsidiary of RSC Holdings II, LLC. Each of the newly formed entities was created for legal, tax or other corporate purposes and has nominal assets. RSC is the surviving operating entity of RSC Holdings and is wholly owned by RSC Holdings III, LLC.

Prior to the Recapitalization

The condensed consolidated financial statements for the three months ended March 31, 2006 represent a carve-out of the activities of the Company as they related to its wholly owned subsidiary RSC. The condensed consolidated financial statements exclude RSC’s Prime Energy division, which was retained by the Group as part of the Recapitalization. The condensed consolidated financial statements reflect indebtedness with an affiliate in which interest charged may not be reflective of rates and terms and conditions offered by a third party lender. Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the consolidated financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All material intercompany transactions and balances have been eliminated in consolidation.

(2)	Summary of Significant Accounting Policies

The Company has prepared the accompanying condensed consolidated interim financial statements in accordance with the accounting policies described in our audited consolidated financial statements for the year ended December 31, 2006 (“Audited Financial Statements”). Certain information and note disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) have been condensed or omitted.

In the opinion of management, the accompanying condensed consolidated financial statements reflect all material adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial results for the interim periods presented. Interim results of operations are not necessarily indicative of full year results. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Audited Financial Statements.

Use of Estimates

The preparation of the condensed consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amounts of long-lived assets, goodwill, and inventories; the allowance for doubtful accounts; deferred income taxes; environmental liabilities; reserves for claims; assets and obligations related to employee benefits; and determination of share-based compensation amounts. Management believes that its estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates.

Rental Equipment

Rental equipment is recorded at cost and depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated lives for rental equipment is one to ten years. Rental equipment is depreciated to a salvage value of zero to ten percent of cost. The incremental costs related to acquiring rental equipment and subsequently renting such equipment are expensed as incurred. Ordinary repair and maintenance costs are charged to operations as incurred. Repair and maintenance costs of $25.5 million and $24.0 million are included in cost of revenues in our condensed consolidated statements of income for the three months ended March 31, 2007 and 2006, respectively. When rental fleet is disposed of, the related cost and accumulated depreciation are removed from their respective accounts, and any gains or losses are included in gross profit.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a breakdown of rental equipment at:

	March 31,	December 31,
	2007	2006
	(in 000s)

Rental equipment	$2,433,986	$2,399,109
Less accumulated depreciation	(691,134)	(660,439)

Rental equipment, net	$1,742,852	$1,738,670

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board FASB (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 January 1, 2007. The Company did not recognize an increase or decrease in the liability for unrecognized tax benefits as a result of the implementation of FIN 48. See Note 6 for additional information.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies to other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS No. 157 in the first quarter of the year ending December 31, 2008. The Company is assessing the requirements of SFAS No. 157 and has not yet determined the impact of adoption on the Company’s results of operations, financial position or cash flows.

In September 2006, the SEC staff issued Staff Accounting Bulletin (“SAB”) 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB 108 is only effective for public companies. The Company will adopt SAB 108 upon becoming a public company. The Company does not expect the adoption to have a material impact on the Company’s results of operations, financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The Company will be required to adopt SFAS No. 159 in the first quarter of the year ending December 31, 2008. The Company is assessing the impact of SFAS No. 159 and has not yet determined the impact of adoption on the Company’s results of operations, financial positions or cash flows.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Comprehensive Income

	Three Months Ended March 31,
	2007	2006
	(in 000s)

Net income	$20,243	$28,230
Currency translation adjustments	713	(94)

Comprehensive income	$20,956	$28,136

(4)	Debt

Debt consists of the following at:

	March 31,	December 31,
	2007	2006
	(in 000s)

Senior ABL revolving credit facility	$874,102	$878,291
Senior ABL term loan	248,750	249,375
Senior Term Facility	1,130,000	1,130,000
Senior Notes	620,000	620,000
Capitalized lease obligations	135,911	128,688
Other	65	72

Total	$3,008,828	$3,006,426

As of March 31, 2007, the Company had $483.0 million available on the Senior ABL revolving credit facility. A portion of the revolving loan facility is available for swingline loans and for the issuance of letters of credit.

The Company continues to be in compliance with all applicable covenants as of March 31, 2007.

(5)	Common and Preferred Stock

Common Stock

The Company has authorized 1,000 shares of no-par common stock. At March 31, 2007 and December 31, 2006, there were 1,000 shares issued and outstanding. All shares are owned by RSC Holdings II, LLC.

Preferred Stock

During the period ended March 31, 2006 the Company had 200 authorized shares of Series A preferred stock, of which 154 shares were issued and outstanding with an affiliate. Holders of the Series A preferred stock were entitled to receive dividends when declared by the Board. These shares were cancelled as part of the Recapitalization.

In May 2007, RSC Holdings completed an initial public offering of its common stock. The number of common shares offered was 20.8 million. Of these shares, 12.5 million were shares offered by RSC Holdings and 8.3 million were shares offered by certain of its current shareholders. RSC Holdings did not receive any of the proceeds from the sale of the shares by certain of its current shareholders. The common shares were offered at a price of $22.00 per

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

share. RSC Holdings expects net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, to be approximately $255.3 million. RSC Holdings used the net proceeds from this offering to repay $230.7 million of the Company’s Senior Term Facility and an associated prepayment penalty of $4.6 million and a termination fee of $20.0 million related to terminating the monitoring agreement.

(6)	Income Taxes

Prior to the Recapitalization, RSC Holdings had other lines of businesses and the consolidated tax return of RSC Holdings for those periods included the results from those other lines of businesses. The Company’s income taxes as presented in the condensed consolidated financial statements are calculated on a separate tax return basis that does not include the results from those other lines of businesses. The Company was required to assess its deferred tax assets (including net operating loss and alternative minimum tax loss carryforwards) and the need for a valuation allowance on a separate return basis, even though no such loss carryforwards existed at the RSC Holdings consolidated level, since those assets have been utilized by other members of the RSC Holdings Group. Upon the Company’s separation from the Group as a result of the Recapitalization, those assets were treated as an intercompany balance and eliminated. This assessment required judgment on the part of management with respect to benefits that could be realized from future income, as well as other positive and negative factors.

The Company files income tax returns in the U.S. federal jurisdiction, and various states and Canadian jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 1999. With few exceptions, the Company is no longer subject to Canadian income tax examinations by tax authorities for years before 2003. In 2006, the Internal Revenue Service commenced an examination of the Company’s federal income tax returns for tax year 2005. In addition, our Canadian operating subsidiary is currently under examination for tax years 2003 through 2005. The Company adopted the provisions of FIN 48 on January 1, 2007. The Company did not recognize an increase or decrease in the liability for unrecognized tax benefits as a result of the implementation of FIN 48. The total amount of unrecognized tax benefits as of the date of adoption and as of March 31, 2007 was approximately $22.8 million. The Company does not anticipate that the total amount of unrecognized tax benefits will significantly change over the next twelve months. The total amount of accrued interest and penalties as of the date of adoption and as of March 31, 2007 was approximately $5.0 million and $5.4 million, respectively.

The total amount of unrecognized tax benefits and interest and penalties as of the date of adoption are indemnified by the Group through a separate agreement with the Group (“Indemnified Positions”). The Company has established a receivable on its financial statements for an amount equal to the amount of Indemnified Positions. Any future increase or decrease to the Indemnified Positions would result in a corresponding increase or decrease to its receivable balance from the Group (“Indemnification Receivable”) and would not have an effect on the Company’s income tax expense. In the case of other uncertain tax positions (not related to the Indemnified Positions), interest and penalties are recorded as part of income tax expense.

(7)	Commitments and Contingencies

At March 31, 2007, the Company had total available irrevocable letters of credit facilities of $87.0 million, of which $24.6 million were outstanding. Such irrevocable commercial and

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

standby letters of credit facilities support various agreements, leases, and insurance policies. The total outstanding letters of credit include amounts with various suppliers that guarantee payment of rental equipment purchases upon reaching the specified payment date.

The Company may be required to issue contingent earn-out notes to the Group of up to $400.0 million pursuant to the Recapitalization Agreement if RSC achieves cumulative adjusted EBITDA (as defined in the Recapitalization Agreement) targets for the years ended December 31, 2006-2007 (cumulatively) and 2008. The issuance of the notes would be recorded as an adjustment to accumulated deficit.

The Company is subject to various laws and related regulations governing environmental matters. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as investigation of property damage. The Company incurs ongoing expenses and records applicable accruals associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company believes that such removal and remediation will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

(8)	Legal and Insurance Matters

The Company is party to legal proceedings and potential claims arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defenses, reserves, and insurance coverage with respect to these matters so that the ultimate resolution will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows. The Company has recorded accrued liabilities of $34.8 million at March 31, 2007 to cover the uninsured portion of estimated costs arising from these pending claims and other potential unasserted claims. The Company records claim recoveries from third parties when such recoveries are certain of being collected.

(9)	Affiliated Company Transactions

During the quarter ended March 31, 2007, the Company paid $18.0 million to the Group related to a working capital adjustment in conjunction with the Recapitalization.

As part of the Recapitalization, the Group assumed certain liabilities of the Company existing on the closing date, including tax liabilities for personal property and real estate. Additionally, the Group agreed to indemnify the Company for any and all liabilities for income taxes which are imposed on the Company for a taxable period prior to the closing date of the Recapitalization. As the legal obligation for any such payments still resides with the Company, on the date of the Recapitalization the Company had a receivable for any recorded liabilities to be paid by the Group. At March 31, 2007, the Company has a receivable of $42.8 million for such amounts, which is recorded within other assets in the consolidated balance sheet.

During the three months ended March 31, 2007, the Company received $6.9 million from the Group in conjunction with items that had been included in the December 31, 2006 Indemnification Receivable. Additionally, the Company recorded a $4.5 million capital contribution for an additional indemnification payment received from the Group related to the modification of certain software agreements pursuant to the Recapitalization.

On the Recapitalization closing date, the Company entered into a monitoring agreement with the Sponsors, pursuant to which the Sponsors will provide the Company with financial, management advisory and other services. The Company will pay the Sponsors an annual

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

aggregate fee of $6.0 million for such services. For the three months ended March 31, 2007, the Company recorded $1.5 million of management expenses pursuant to this agreement. In connection with the initial public offering of RSC Holdings common stock on May 23, 2007, RSC Holdings paid a termination fee of $20 million related to terminating this monitoring agreement during the second quarter of 2007.

(10)	Business Segment and Geographic Information

The Company manages its operations on a geographic basis. Financial results of geographic regions are aggregated into one reportable segment since their operations have similar economic characteristics. These characteristics include similar products and services, processes for delivering these services, types of customers, and long-term average gross margins.

The Company operates in the United States and Canada. Revenues are attributable to countries based on the location of the customers. The information presented below shows geographic information relating to revenues from external customers:

	Three Months Ended March 31,
	2007	2006
	(in 000s)

Revenues from external customers:
Domestic	$388,896	$371,858
Foreign	17,451	14,033

Total	$406,347	$385,891

The information presented below shows geographic information relating to rental equipment and property and equipment at:

	March 31,	December 31,
	2007	2006
	(in 000s)

Rental equipment, net
Domestic	$1,675,341	$1,670,181
Foreign	67,511	68,489

Total	$1,742,852	$1,738,670

Property and equipment, net
Domestic	$174,018	$163,049
Foreign	7,552	7,143

Total	$181,570	$170,192

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
RSC Holdings III, LLC:

We have audited the accompanying consolidated balance sheets of RSC Holdings III, LLC and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ deficit and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RSC Holdings III, LLC and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 12 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment, effective January 1, 2006.

/s/ KPMG LLP

Tempe, Arizona
April 6, 2007
except as to Note 14, which is as of May 29, 2007

RSC HOLDINGS III, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,
	2006	2005

ASSETS
Cash and cash equivalents	$46,188	$7,134
Accounts receivable, net	268,383	245,606
Inventory	18,489	19,011
Rental equipment, net	1,738,670	1,420,545
Property and equipment, net	170,192	131,490
Goodwill	925,621	925,621
Deferred financing costs	67,915	—
Other assets	69,518	15,024

Total assets	$3,304,976	$2,764,431

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Accounts payable	$296,086	$330,757
Accrued expenses and other liabilities	143,016	121,556
Debt	3,006,426	2,352,380
Deferred income taxes	294,081	174,288

Total liabilities	3,739,609	2,978,981

Commitments and contingencies
Stockholders’ deficit
Series A preferred stock (200 shares authorized at December 31, 2005, with 154 shares issued and outstanding at December 31, 2005; cancelled in 2006)	—	350,000
Common stock, no par value (1,000 shares authorized, issued and outstanding at December 31, 2006 and 2005)	15,955	1,564
Accumulated deficit	(459,372)	(575,564)
Accumulated other comprehensive income	8,784	9,450

Total stockholders’ deficit	(434,633)	(214,550)

Total liabilities and stockholders’ deficit	$3,304,976	$2,764,431

See accompanying notes to consolidated financial statements.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share data)

	Years Ended December 31,
	2006	2005	2004

Revenues:
Equipment rental revenue	$1,368,712	$1,140,329	$984,517
Sale of merchandise	92,524	102,894	162,720
Sale of used rental equipment	191,652	217,534	181,486

Total revenues	1,652,888	1,460,757	1,328,723

Cost of revenues:
Cost of equipment rentals, excluding depreciation	591,340	527,208	492,323
Depreciation—rental equipment	253,379	212,325	192,323
Cost of sales of merchandise	57,636	69,914	122,873
Cost of rental equipment sales	145,425	173,276	147,131

Total cost of revenues	1,047,780	982,723	954,650

Gross profit	605,108	478,034	374,073

Operating expenses:
Selling, general, and administrative	135,526	122,281	118,130
Depreciation and amortization—non-rental equipment	38,783	33,776	32,641
Recapitalization expenses	10,277	—	—

Total operating expenses	184,586	156,057	150,771

Operating income	420,522	321,977	223,302
Interest expense, net	197,085	134,556	74,496
Other income, net	(311)	(146)	(74)

Income before provision for income taxes	223,748	187,567	148,880
Provision for income taxes	86,568	66,488	56,003

Net income	$137,180	$121,079	$92,877

Preferred dividends	(7,997)	(15,995)	(15,995)

Net income available for common stockholders	$129,183	$105,084	$76,882

Weighted average shares outstanding used in computing net income per common share:
Basic and diluted	1,000	1,000	1,000

Net income per common share:
Basic and diluted	$129.2	$105.1	$76.9

See accompanying notes to consolidated financial statements.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
AND COMPREHENSIVE INCOME
(in thousands, except share data)

							Accumulated
	Series A						Other
	Preferred Stock		Common Stock		Accumulated	Comprehensive	Comprehensive
	Shares	Amount	Shares	Amount	Deficit	Income	Income	Total

Balance, January 1, 2004	154	$350,000	1,000	$325	$(757,530)		$4,298	$(402,907)
Components of comprehensive income:
Net income	—	—	—	—	92,877	$92,877	—	92,877
Foreign currency translation adjustments, net of tax	—	—	—	—	—	3,082	3,082	3,082

Total comprehensive income						$95,959

Cash dividends on Series A preferred stock	—	—	—	—	(15,995)		—	(15,995)
Capital contributions	—	—	—	397	—		—	397

Balance, December 31, 2004	154	350,000	1,000	722	(680,648)		7,380	(322,546)
Components of comprehensive income:
Net income	—	—	—	—	121,079	$121,079	—	121,079
Foreign currency translation adjustments, net of tax	—	—	—	—	—	2,070	2,070	2,070

Total comprehensive income						$123,149

Cash dividends on Series A preferred stock	—	—	—	—	(15,995)		—	(15,995)
Capital contributions	—	—	—	842	—		—	842

Balance, December 31, 2005	154	350,000	1,000	1,564	(575,564)		9,450	(214,550)
Components of comprehensive income:
Net income	—	—	—	—	137,180	$137,180	—	137,180
Foreign currency translation adjustments, net of tax	—	—	—	—	—	(666)	(666)	(666)

Total comprehensive income						$136,514

Cash dividends on Series A preferred stock	—	—	—	—	(7,997)		—	(7,997)
Capital contributions	—	—	—	14,079	—		—	14,079
Effect of Recapitalization	(154)	(350,000)	—	—	(12,991)		—	(362,991)
Share-based compensation	—	—	—	312	—		—	312

Balance, December 31, 2006	—	$—	1,000	$15,955	$(459,372)		$8,784	$(434,633)

See accompanying notes to consolidated financial statements.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2006	2005	2004

Cash flows from operating activities:
Net income	$137,180	$121,079	$92,877
Adjustments to reconcile net income to net cash provided by operating activities:
Bonus expense paid by the Group	4,730	—	—
Depreciation and amortization	292,162	246,101	224,964
Amortization of deferred financing costs	1,001	—	—
Share-based compensation expense	312	—	—
Gain on sales of rental and non-rental property and equipment, net of non-cash writeoffs	(43,866)	(45,227)	(37,019)
Deferred income taxes	48,458	50,217	50,283
Changes in operating assets and liabilities:
Accounts receivable, net	(22,776)	(31,065)	(25,283)
Inventory	412	6,203	23,024
Other assets	414	(3,014)	(2,071)
Accounts payable	(49,890)	120,177	72,507
Accrued expenses and other liabilities	74,783	24,170	7,881

Net cash provided by operating activities	442,920	488,641	407,163

Cash flows from investing activities:
Purchases of rental equipment	(721,258)	(691,858)	(419,900)
Purchases of property and equipment	(28,592)	(4,641)	(33,490)
Proceeds from sales of rental equipment	191,652	217,534	181,486
Proceeds from sales of property and equipment	15,961	16,197	34,136

Net cash used in investing activities	(542,237)	(462,768)	(237,768)

Cash flows from financing activities:
Cash consideration paid to RSC Holdings	(2,794,921)	—	—
Issuance of senior ABL facilities	1,124,000	—	—
Issuance of senior term facility	1,130,000	—	—
Issuance of senior notes	620,000	—	—
Proceeds from senior ABL revolver	4,291	—	—
Deferred financing costs	(68,916)	—	—
Payments on senior ABL term loan	(625)	—	—
Payments on capital leases and other debt	(33,010)	(26,785)	(21,674)
Net proceeds (payments on) affiliated debt	141,428	13,738	(134,782)
Capital contribution from RSC Holdings	6,440	—	—
Cash dividends paid	(7,997)	(15,995)	(15,995)
Capital contributions for share appreciation rights	2,909	842	397
Increase in outstanding checks in excess of cash balances	14,774	—	—

Net cash provided by (used in) financing activities	138,373	(28,200)	(172,054)

Effect of foreign exchange rates on cash	(2)	4,938	6,716

Net increase in cash and cash equivalents	39,054	2,611	4,057
Cash and cash equivalents at beginning of year	7,134	4,523	466

Cash and cash equivalents at end of year	$46,188	$7,134	$4,523

Supplemental disclosure of cash flow information:
Cash paid for interest	$33,759	$20,932	$14,390
Supplemental schedule of non-cash investing and financing activities:
Purchase of assets under capital lease obligations	$62,886	$47,870	$31,276

See accompanying notes to consolidated financial statements.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Organization

Business and Basis of Presentation

Description of Business

RSC Holdings III, LLC and its wholly owned subsidiaries (collectively, the “Company”) are engaged primarily in the rental of a diversified line of construction and industrial equipment, geographically disbursed throughout the United States and Canada through its wholly owned subsidiaries. In February 2007, the wholly owned subsidiaries Rental Service Corporation and Rental Service Corporation of Canada officially changed their names to RSC Equipment Rental, Inc. and Rental Service Corporation of Canada Ltd., respectively (collectively, “RSC”). The Company is a wholly owned subsidiary of RSC Holdings Inc. (“RSC Holdings”).

Basis of Presentation

Prior to November 27, 2006, RSC Holdings was wholly owned by Atlas Copco AB (“ACAB”) and Atlas Copco Airpower N.V. (“ACA”), a wholly owned subsidiary of ACAB (collectively, “the Group”). At December 31, 2005 and 2004, ACAB and ACA owned 40.2% and 59.8% of the outstanding common shares of RSC Holdings, respectively.

On October 6, 2006, the Group announced that it had entered into a recapitalization agreement (“Recapitalization”) pursuant to which Ripplewood Holdings L.L.C. (“Ripplewood”) and Oak Hill Capital Partners (“Oak Hill” and collectively with Ripplewood, “the Sponsors”) would acquire 85.5% of RSC Holdings. The Recapitalization closed on November 27, 2006. The Recapitalization was accomplished through (a) the repurchase by RSC Holdings of a portion of its issued and outstanding stock from the Group and (b) a cash equity investment in RSC Holdings by the Sponsors for stock. The Recapitalization was accounted for as a leveraged recapitalization with no change in the book basis of assets and liabilities.

Prior to the closing of the Recapitalization, RSC Holdings formed RSC Holdings I, LLC, which is a direct wholly owned subsidiary of RSC Holdings; RSC Holdings II, LLC, which is a direct wholly owned subsidiary of RSC Holdings I, LLC; and RSC Holdings III, LLC, which is a direct wholly owned subsidiary of RSC Holdings II, LLC. Each of the newly formed entities were created for legal, tax or other corporate purposes and have nominal assets. RSC is the surviving operating entity of RSC Holdings and is wholly owned by RSC Holdings III, LLC.

In connection with the Recapitalization, RSC and RSC Holdings III, LLC entered into new senior asset-based loan facilities (“Senior ABL Facilities”), comprised of a $250.0 million term loan and a $1,450.0 million revolving credit facility, and a new $1,130.0 million senior second-lien term loan facility (“Senior Term Facility”) and issued $620.0 million aggregate principal amount of senior notes (“Senior Notes”).

Contemporaneously with the Recapitalization, the Sponsors made a $500.0 million cash equity investment in RSC Holdings in exchange for a portion of the new common stock of RSC Holdings. The net consideration paid, and accrued to be paid, to the Group by RSC Holdings for the repurchased stock was $3,357.9 million. Of this amount, the Company paid and accrued to be paid, $2,812.9 million to RSC Holdings (through RSC Holdings II and RSC Holdings I) which funds were generated from the issuance of the Senior ABL Facilities, Senior Term Facility and Senior Notes. The remaining amount of the consideration paid to the Group by RSC Holdings was primarily generated from the cash equity investment from the Sponsors. The Group is responsible for certain liabilities existing as of the closing date, including

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liabilities relating to income taxes, personal property and real property taxes, stock appreciation right shares, and certain other liabilities.

Costs and fees totaling $74.4 million were incurred by the Company in conjunction with the Recapitalization. The Company recorded $68.9 million of those costs that directly related to the issuance of debt as deferred financing fees. Indirect expenses and other fees and expenses of $5.5 million not directly related to the issuance of debt were expensed. In addition, the Company recorded $4.7 million of compensation expense for executive bonuses paid by ACAB upon the closing of the Recapitalization, for a total of $10.3 million of Recapitalization expenses. Normal recurring bonuses paid to management are included in cost of revenues or selling, general and administrative expenses in the consolidated statement of income.

The following table presents a reconciliation of the consideration paid to RSC Holdings to the amount recorded in accumulated deficit in the consolidated statements of stockholders’ deficit and comprehensive income for the year ended December 31, 2006:

(in 000s)

Base consideration paid to RSC Holdings	$2,760,521
Working capital adjustment (paid to RSC Holdings in 2006 and 2007)	52,395

Total consideration paid to RSC Holdings	2,812,916
Contribution of Series A preferred stock from ACAB to the Company	(350,000)
Relief of intercompany debt with affiliate of ACAB	(2,394,924)
Assumption by ACAB of certain liabilities of the Company	(55,001)

Consideration paid to RSC Holdings in excess of book value	$12,991

In addition to the consideration noted above, RSC Holdings may be required to issue contingent earn-out notes to the Group of up to $400.0 million pursuant to the Recapitalization Agreement if RSC achieves cumulative adjusted EBITDA (as defined in the Recapitalization Agreement) targets for the years ended December 31, 2006-2007 (cumulatively) and 2008. The issuance of the notes would be recorded as an adjustment to accumulated deficit. Each contingent earn-out note will mature on the earlier of the date that is 11 years from issuance and the date that is six months after the final maturity date of the longest dated debt of the Company with a principal amount in excess of $100.0 million on the date of issuance of the contingent note. Interest will be added to principal semi-annually and will be payable at maturity. The interest rate will be compounded semi-annually and will equal the lesser of 11.5% per annum and the applicable federal rate plus 4.99% per annum.

If, after an underwritten initial public offering by RSC Holdings, certain persons associated with the Sponsors cease to control 40% in the aggregate of the number of shares of common equity owned by the Sponsors and their affiliates immediately after the closing of the Recapitalization, the Company may be required to make semi-annual interest payments in connection with the earn-out notes up to an amount calculated by formula as defined in the Recapitalization Agreement. Furthermore, if these conditions are met, additional interest shall accrue at the semi-annual interest rate that, with semi-annual compounding, produces an incremental annual yield to maturity of 1.50%. In addition, the Company may be required to prepay a portion of the earn-out notes if certain dividends, redemptions or other distributions are received that exceed pre-defined levels.

In December 2006, RSC Holdings sold to certain of its officers, or trusts of which its officers were beneficiaries, RSC Holdings new common stock for an aggregate price of approximately

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$6.4 million. The cash received was contributed by RSC Holdings to the Company and is included within capital contributions in the consolidated statements of stockholders’ deficit and comprehensive income.

Prior to the Recapitalization

Through November 26, 2006, the consolidated financial statements represent a carve-out of the activities of the Company as they related to its wholly owned subsidiary RSC. The consolidated financial statements exclude RSC’s Prime Energy division, which was retained by the Group as part of the Recapitalization. The historical financial statements of the Company include investments in other consolidated or non-consolidated operations which are not included in these consolidated financial statements as such investments were retained by the Group. The consolidated financial statements reflect indebtedness with an affiliate in which interest charged may not be reflective of rates and terms and conditions offered by a third party lender. Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the consolidated financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented.

All material intercompany transactions and balances have been eliminated in consolidation.

(2)	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amounts of long-lived assets, goodwill, and inventories; the allowance for doubtful accounts; deferred income taxes; environmental liabilities; reserves for claims; assets and obligations related to employee benefits; and determination of share-based compensation amounts. Management believes that its estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates.

Cash Equivalents

The Company considers all highly liquid instruments with insignificant interest rate risk and with maturities of three months or less at purchase to be cash equivalents.

Foreign Currency Translation

The financial statements of the Company’s foreign subsidiary are translated into U.S. dollars in accordance with the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation. Assets and liabilities of the foreign subsidiary are translated into U.S. dollars at year-end exchange rates. Revenue and expense items are translated at the average rates prevailing during the period. Resulting translation adjustments are included in stockholders’ deficit as a component of accumulated other comprehensive income. Income and losses that result from foreign currency

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transactions are included in earnings. The Company recognized $311,000, $146,000, and $74,000 of foreign currency transaction gains for the years ended December 31, 2006, 2005, and 2004, respectively.

The Company reports accumulated other comprehensive income in the consolidated statement of stockholders’ deficit and comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income. Accumulated other comprehensive income consists solely of accumulated foreign currency translation adjustments.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values of cash, accounts receivable and accounts payable approximate carrying values due to the short maturity of these financial instruments. The fair values of the Senior ABL Facilities and the Senior Term Facilities approximate the carrying value of these financial instruments due to the fact that these instruments include provisions to adjust interest rates based on market conditions. The estimated value of the Senior Notes approximate fair value due to the recent nature of their issuance and the lack of material change in the interest rate market or credit risk associated with the Company since issuance in November 2006.

The Company considers the determination of the fair value of affiliated debt to be impracticable as the counterparty is a related party, there is no stated maturity date, and no similar financial instruments are available to provide a comparable analysis.

Accounts Receivable

Accounts receivable are stated net of allowances for doubtful accounts of $7.0 million and $7.5 million at December 31, 2006 and 2005, respectively. Management develops its estimate of this allowance based on the Company’s historical experience, its understanding of the Company’s current economic circumstances, and its own judgment as to the likelihood of ultimate payment. Bad debt expense is reflected as a component of selling, general and administrative expenses in the consolidated statements of income. Accounts receivable consist of the following at:

	December 31,
	2006	2005
	(in 000s)

Trade receivables	$270,707	$244,732
Receivables from affiliates	—	3,283
Other receivables	4,654	5,065
Less allowance for doubtful accounts	(6,978)	(7,474)

Accounts receivable, net	$268,383	$245,606

The following table summarizes activity for allowance for doubtful accounts:

	2006	2005	2004

Beginning balance at January 1,	$7,474	$9,166	$7,006
Provision for bad debt	5,076	5,395	9,249
Charge offs, net	(5,572)	(7,087)	(7,089)

Ending balance at December 31,	$6,978	$7,474	$9,166

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventory

Inventory consists primarily of merchandise and parts. Inventory is primarily accounted for using the weighted average cost method.

Rental Equipment

Rental equipment is recorded at cost and depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated lives for rental equipment is one to ten years. Rental equipment is depreciated to a salvage value of zero to ten percent of cost. The incremental costs related to acquiring rental equipment and subsequently renting such equipment are expensed as incurred. Ordinary repair and maintenance costs are charged to operations as incurred. Repair and maintenance costs of $102.8 million, $90.6 million and $89.2 million are included in cost of revenues in our consolidated statements of income for the years ended December 31, 2006, 2005 and 2004, respectively. When rental fleet is disposed of, the related cost and accumulated depreciation are removed from their respective accounts, and any gains or losses are included in gross profit.

The Company has factory-authorized arrangements for the refurbishment of certain equipment. The Company continues to record depreciation expense while the equipment is out on refurbishment. The cost of refurbishment is added to the existing net book value of the asset. The combined cost is depreciated over 48 months. The total net book value of the equipment and the total refurbishment cost following completion of the refurbishment may not exceed the equipment’s current fair value.

The following table provides a breakdown of rental equipment at:

	December 31,
	2006	2005
	(in 000s)

Rental equipment	$2,399,109	$2,030,516
Less accumulated depreciation	(660,439)	(609,971)

Rental equipment, net	$1,738,670	$1,420,545

Property and Equipment

Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets ranging from three to thirty years. Leasehold improvements are amortized over the life of the lease or life of the asset, whichever is shorter. Maintenance and repair costs are charged to expense as incurred. Expenditures that increase productivity or extend the life of an asset are capitalized. Upon disposal, the related cost and accumulated depreciation are removed from their respective accounts, and any gains or losses are included in operating expenses.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and equipment consists of the following at:

	December 31,
	2006	2005
	(in 000s)

Leased equipment	$190,076	$162,627
Buildings and leasehold improvements	43,800	32,455
Non-rental machinery and equipment	32,529	32,787
Data processing hardware and purchased software	13,237	22,588
Furniture and fixtures	9,931	8,215
Construction in progress	4,183	4,724
Land and improvements	714	892

	294,470	264,288
Less accumulated depreciation and amortization	(124,278)	(132,798)

Property and equipment, net	$170,192	$131,490

Long-Lived Assets and Goodwill

Long-lived assets such as rental equipment and property and equipment are measured for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The Company recognized no impairment of long-lived assets in the years ended December 31, 2006, 2005 and 2004, respectively.

Goodwill was $925.6 million at both December 31, 2006 and 2005. The Company reviews the carrying value of goodwill for impairment annually during the fourth quarter, and whenever an impairment indicator is identified. Based on the Company’s analyses, there was no impairment of goodwill in connection with the annual impairment tests that were performed during the years ended December 31, 2006 and 2005.

The goodwill impairment test involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The Company compares the fair value of the reporting unit to its carrying value, including goodwill. The Company estimates the fair values of its reporting units utilizing an income approach valuation. If the estimated fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, goodwill is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step, the Company calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the reporting unit as determined in the first step. The Company then compares the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, the Company recognizes an impairment loss equal to the difference.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

The Company rents equipment primarily to the nonresidential construction and industrial markets. The Company records unbilled revenue for revenues earned each reporting period which have not yet been billed to the customer. Rental contract terms may be daily, weekly, or monthly and may extend across financial reporting periods. Rental revenue is recognized over the applicable rental period.

The Company recognizes revenue on merchandise sales when title passes to the customer, the customer takes ownership, assumes risk of loss, and collectibility is reasonably assured. There are no rights of return or warranties offered on product sales.

The Company recognizes both net and gross re-rent revenue. The Company has entered into alliance agreements with certain suppliers whereby the Company will rent equipment from the supplier and subsequently re-rent such equipment to a customer. Under the alliance agreements, the collection risk from the end user is passed to the original supplier and revenue is presented on a net basis under the provisions of Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. When no alliance agreement exists, re-rent revenue is presented on a gross basis.

Cost of Revenues

Costs of revenues for equipment rentals consist primarily of wages and benefits for employees involved in the delivery and maintenance of rental equipment, rental location facility costs and rental equipment repair and maintenance expenses. Cost of sales of merchandise represents the costs of acquiring those items. Cost of rental equipment sales represents the net book value of rental equipment at the date of sale.

Selling, General and Administrative Expenses

Selling general and administrative expenses primarily includes sales force compensation, information technology costs, advertising and marketing, professional fees and administrative overhead.

Reserves for Claims

The Company’s insurance program for general liability, automobile, workers’ compensation and pollution claims involves deductibles or self-insurance, with varying risk retention levels. Claims in excess of these risk retention levels are covered by insurance up to policy limits. The Company is fully self-insured for medical claims. The Company’s excess loss coverage for general liability, automobile, workers’ compensation and pollution claims starts at $1.0 million, $1.5 million and $500,000 and $250,000, respectively. This coverage was in effect for both years ended December 31, 2006 and 2005. The Company establishes reserves for reported claims that are asserted and for claims that are believed to have been incurred but not yet reported. These reserves reflect an estimate of the amounts that the Company will be required to pay in connection with these claims. The estimate of reserves is based upon assumptions relating to the probability of losses and historical settlement experience. These estimates may change based on, among other events, changes in claims history or receipt of additional information relevant to assessing the claims. Furthermore, these estimates may prove to be inaccurate due to factors such as adverse judicial determinations or settlements at higher than estimated amounts. Accordingly, the Company may be required to increase or decrease the reserves.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings per Share

Basic and diluted net income per common share are presented in conformity with SFAS No. 128, Earnings Per Share (“SFAS No. 128”). In accordance with SFAS No. 128, basic net income per common share has been computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share has been computed using the weighted average number of shares of common stock outstanding during the period, increased to give effect to any potentially dilutive securities. Additionally, for purposes of calculating basic and diluted net income per common share, net income has been adjusted for preferred stock dividends.

There were no potentially dilutive securities outstanding during 2006, 2005 and 2004.

Income Taxes

Prior to the Recapitalization, RSC Holdings had other lines of businesses and the consolidated tax return of RSC Holdings for those periods included the results from those other lines of businesses. The Company’s income taxes as presented in the consolidated financial statements are calculated on a separate tax return basis that does not include the results from those other lines of businesses. Under ACAB’s ownership, RSC Holdings managed its tax position for the benefit of its entire portfolio of businesses, and its tax strategies were not necessarily reflective of the tax strategies that the Company would have followed or do follow as a stand-alone company.

Income taxes are accounted for under SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109 deferred income taxes reflect the tax consequences of differences between the financial statement carrying amounts and the respective tax bases of assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is provided for deferred tax assets when realization of such assets is not considered to be more likely than not. Adjustments to the deferred income tax valuation allowance are made periodically based on management’s assessment of the recoverability of the related assets.

Provisions for deferred income taxes are recorded to the extent of withholding taxes and incremental taxes, if any, that arise from repatriation of dividends from those foreign subsidiaries where local earnings are not permanently reinvested. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

Consideration Received from Vendors

The Company receives money from suppliers for various programs, primarily volume incentives and advertising. Allowances for advertising to promote a vendor’s products or services which meet the criteria in EITF No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor are offset against advertising costs in the period in which the Company recognizes the incremental advertising cost. In situations when vendor consideration does not meet the criteria in EITF No. 02-16 to be offset against advertising costs, the Company considers the consideration to be a reduction in the purchase price of rental equipment acquired.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Volume incentives are deferred and amortized as an offset to depreciation expense over 36 months, which approximates the average period of ownership of the rental equipment purchased from vendors who provide the Company with rebates and other incentives.

Marketing and Advertising costs

The Company advertises primarily through trade publications and yellow pages. These costs are charged in the period incurred. Marketing and advertising costs are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Marketing and advertising expense, net of qualifying cooperative advertising reimbursements under EITF No. 02-16 was $9.9 million, $10.2 million, and $6.0 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Share-Based Compensation

Prior to January 1, 2006, the Company applied the intrinsic value based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for share appreciation rights issued by ACAB to selected key employees of the Company.

Effective January 1, 2006, the Company adopted the modified prospective method of SFAS 123 (revised 2004), Share Based Payment. Under that method, the Company recognizes compensation expense for new share-based awards, awards modified after the effective date, and the remaining portion of the fair value of the unvested awards at the adoption date based on grant date fair values. See Note 12 for further discussion.

Deferred Financing Costs

Deferred financing costs are amortized through interest expense over the respective terms of the debt instruments using the effective interest rate method.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. The Company maintains cash with high quality financial institutions. Concentration of credit risk with respect to accounts receivable is limited because the Company’s customer base is large and geographically diverse. No single customer accounts for more than 5% of the Company’s total revenues in the years ended December 31, 2006, 2005 or 2004 or more than 5% of total receivables at December 31, 2006 or December 31, 2005.

New Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

further requires a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets to be accounted for as a change in accounting estimate affected by a change in accounting principle. Unless adopted early, SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material impact on the Company’s results of operations, financial position or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). Fin 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is assessing the impact of FIN 48 and has not yet determined the impact that the adoption of FIN 48 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies to other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS No. 157 in the first quarter of the year ending December 31, 2008. The Company is assessing the requirements of SFAS No. 157 and has not yet determined the impact of adoption on the Company’s results of operations, financial position or cash flows.

In September 2006, the SEC staff issued Staff Accounting Bulletin (“SAB”) 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB 108 is only effective for public companies. The Company will adopt SAB 108 upon becoming a public company. The Company does not expect the adoption to have a material impact on the Company’s results of operations, financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The Company will be required to adopt SFAS No. 159 in the first quarter of the year ending December 31, 2008. The Company is assessing the impact of SFAS No. 159 and has not yet determined the impact of adoption on the Company’s results of operations, financial positions or cash flows.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following at:

	December 31,
	2006	2005
	(in 000s)

Compensation-related accruals	$28,815	$31,706
Accrued income and other taxes	53,136	58,590
Reserves for claims	35,940	27,116
Accrued interest payable	19,095	—
Other	6,030	4,144

Total	$143,016	$121,556

(4)	Debt

Debt consists of the following at:

	December 31,
	2006	2005
	(in 000s)

Senior ABL revolving credit facility	$878,291	$—
Senior ABL term loan	249,375	—
Senior Term Facility	1,130,000	—
Senior Notes	620,000	—
Indebtedness due to affiliate	—	2,253,497
Capitalized lease obligations	128,688	98,782
Other	72	101

Total	$3,006,426	$2,352,380

The required principal payments for all borrowings for each of the five years following the balance sheet date are as follows (in 000s)(a):

2007	$31,713
2008	29,810
2010	21,212
2011	893,855
Thereafter	2,002,927

Total	$3,006,426

a) The required principal payments presented above do not give effect to the contingent earn-out notes discussed in Note 1.

Senior ABL Facilities.  As of November 27, 2006, in connection with the Recapitalization, RSC and certain of its parent companies and subsidiaries, as borrower, entered into a senior secured asset based credit facility with Deutsche Bank AG, New York Branch (“DBNY”), as administrative agent and collateral agent, Citicorp North America, Inc. as syndication agent, and the other financial institutions party thereto from time to time. The facility consists of a $1,450.0 million revolving credit facility and a term loan facility in the initial amount of

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$250.0 million. The revolving loans under the Senior ABL Facilities mature five years from the Recapitalization closing date. The term loans under the Senior ABL Facilities amortize in equal quarterly installments of one percent of the aggregate principal amount thereof per annum until its maturity date, November 30, 2012, at which time the remaining balance is due.

At the Company’s election, the interest rate per annum applicable to the loans under the Senior ABL Facilities are based on a fluctuating rate of interest measured by reference to either adjusted LIBOR, plus a borrowing margin; or, an alternate base rate plus a borrowing margin. As of December 31, 2006, the interest rate on the Senior ABL Facilities was 7.10%.

As of December 31, 2006, the Company had $504.8 million available on the Senior ABL revolving credit facility. A portion of the revolving loan facility is available for swingline loans and for the issuance of letters of credit. The Company will pay fees on the unused commitments of the lenders under the revolving loan facility; a letter of credit fee on the outstanding stated amount of letters of credit plus facing fees for the letter of credit issuing banks and any other customary fees.

The Senior ABL Facilities contain covenants that, among other things, limit or restrict the ability of the Company to incur indebtedness; provide guarantees; engage in mergers, acquisitions or dispositions; enter into sale-leaseback transactions; and make dividends and other restricted payments. In addition, under the Senior ABL Facilities, upon excess availability falling below certain levels, the borrowers will be required to comply with specified financial ratios and tests, including a minimum fixed charge coverage ratio and a maximum leverage ratio. The Company is currently in compliance with the covenants related to the Senior ABL Facilities.

Senior Term Facility.  In connection with the Recapitalization, the Company, as borrower, entered into an $1,130.0 million senior secured second-lien term loan facility with DBNY, as administrative agent and collateral agent, Citigroup, as syndication agent, General Electric Capital Corporation, as co-documentation agent and the other financial institution as party thereto from time to time. The Senior Term Facility matures seven years from the Recapitalization closing date.

At the Company’s election, the interest rate per annum applicable to the Senior Term Facility is based on a fluctuating rate of interest measured by reference to either adjusted LIBOR, plus a borrowing margin; or, an alternate base rate plus a borrowing margin. As of December 31, 2006, the interest rate on the Senior Term Facility was 8.86%

The Senior Term Facility contains a number of covenants substantially identical to, but no more restrictive than, the covenants contained in the Senior ABL Facilities. However, under the Senior Term Facility, the borrowers are not required to comply with covenants relating to borrowing base reporting or to specified financial maintenance covenants.

Senior Notes.  In connection with the recapitalization, RSC and RSC Holdings, III LLC issued $620.0 million aggregate principal amount of 9 1/2% senior notes due 2014. Interest on the Senior Notes is paid semi-annually, on June 1 and December 1 in each year and the Senior Notes mature December 1, 2014.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Senior Notes are redeemable, at the Company’s option, in whole or in part, at any time and from time to time on and after December 1, 2010 at the applicable redemption price set forth below:

Redemption Period	Price

2010	104.750%
2011	102.375%
2012 and thereafter	100.000%

In addition, at any time on or prior to December 1, 2009, the Company may redeem up to 35% of the original aggregate principal amount of the Senior Notes, with funds in an equal aggregate amount up to the aggregate proceeds of certain equity offerings of the Company, at a redemption price of 109.5%.

The indenture governing the Senior Notes contain covenants that, among other things, limit the Company’s ability to incur additional indebtedness or issue preferred shares; pay dividends on or make other distributions in respect to capital stock or other restricted payments; make certain investments; and sell certain assets.

The Company has agreed to make an offer to exchange the Senior Notes for registered, publicly tradable notes that have substantially identical terms of the Senior Notes, including redemption and repurchase prices, covenant and transfer restrictions. If the Company does not cause the exchange offer to become effective by November 22, 2007, or if certain other conditions set forth in the Registration Rights Agreement are not met, the Company will be obligated to pay additional interest on the Senior Notes.

Indebtedness due to affiliate.  The Company’s indebtedness to affiliate prior to the Recapitalization represents an estimate of remaining indebtedness associated with RSC Holdings’ acquisition of the operations included in these consolidated financial statements, RSC’s operational borrowings, and adjustments related to operations which were retained by the Group. These consolidated financial statements reflect interest cost computed under historical borrowing arrangements between the Company and the affiliate. Except for the term loan, interest was charged using an average annual rate of prime for the period subsequent to January 1, 2005. Accrued interest was added to the outstanding debt balance. The average interest rate for the outstanding borrowings, excluding the term loan, at December 31, 2005 was 6.18%. The indebtedness to affiliate has no stated maturity date and no associated covenants. This debt was settled in conjunction with the Recapitalization.

Capital leases.  Capital lease obligations consist of vehicle leases with periods expiring at various dates through 2014 at variable interest rates ranging from 3.75% to 7.75%.

(5)	Common and Preferred Stock

Common Stock

The Company has authorized 1,000 shares of no-par common stock. At December 31, 2006 there were 1,000 shares issued and outstanding. All shares are owned by RSC Holdings II, LLC.

The Company’s ability to pay dividends to holders of common stock is limited as a practical matter by the Senior Credit Facilities and the indenture governing the Senior Notes. In addition, if the contingent earn-out notes are issued, the Company’s ability to pay dividends will be restricted by its obligation to make certain mandatory prepayments to the holders of such notes.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Preferred Stock

As of December 31, 2005, RSC had authorized 200 shares of Series A preferred stock, of which 154 shares were issued and outstanding with an affiliate. Holders of the Series A preferred stock were entitled to receive dividends when declared by the Board. Dividends of $8.0 million, $16.0 million and $16.0 million were paid for the years ending December 31, 2006, 2005 and 2004, respectively. These shares were cancelled as part of the Recapitalization.

(6)	Income Taxes

The components of the provision for income taxes are as follows:

	Year Ended December 31,
	2006	2005	2004
	(in 000s)

Domestic federal:
Current	$26,869	$8,566	$5,522
Deferred	46,428	50,155	40,500

	73,297	58,721	46,022
Domestic state
Current	7,861	5,000	—
Deferred	770	(1,275)	8,376

Total domestic	81,928	62,446	54,398

Foreign federal:
Current	3,349	2,705	198
Deferred	1,291	1,337	1,407

Total foreign	4,640	4,042	1,605

	$86,568	$66,488	$56,003

Prior to the Recapitalization, RSC Holdings had other lines of businesses and the consolidated tax return of RSC Holdings for those periods included the results from those other lines of businesses. The Company’s income taxes as presented in the consolidated financial statements are calculated on a separate tax return basis that does not include the results from those other lines of businesses. The Company was required to assess its deferred tax assets (including net operating loss and alternative minimum tax loss carryforwards) and the need for a valuation allowance on a separate return basis, even though at December 31, 2006 and 2005 no such loss carryforwards existed at the RSC Holdings consolidated level, since those assets have been utilized by other members of the RSC Holdings Group. Upon the Company’s separation from the Group as a result of the Recapitalization, those assets were treated as an intercompany balance and eliminated. This assessment required judgment on the part of management with respect to benefits that could be realized from future income, as well as other positive and negative factors.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 35% to income before provision for income taxes is as follows:

	Year Ended December 31,
	2006	2005	2004
	(in 000s)

Computed tax at statutory tax rate	$78,312	$65,648	$52,108
Permanent items	875	(4,938)	(4,938)
State income taxes, net of federal tax benefit	9,300	2,421	5,444
Difference between federal statutory and foreign tax rate	(208)	(61)	(46)
Change in valuation allowance	—	(1,486)	—
Other	(1,711)	4,904	3,435

Provision for income taxes	$86,568	$66,488	$56,003

The Company’s investment in its foreign subsidiary is permanently invested abroad and will not be repatriated to the U.S. in the foreseeable future. In accordance with APB Opinion No. 23, Accounting for Income Taxes—Special Areas, because those earnings are considered to be indefinitely reinvested, no U.S. federal or state deferred income taxes have been provided thereon. Total undistributed earnings at December 31, 2006 and 2005 were $28.1 million and $19.8 million, respectively. Upon distribution of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the foreign country.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows at:

	December 31,
	2006	2005
	(in 000s)

Deferred tax assets:
Accruals	$20,080	$14,953
Alternative minimum tax credit carryforwards	—	72,261
Net Operating Loss carryforwards	—	11,673

Total gross deferred tax assets	20,080	98,887

Deferred tax liabilities:
Intangibles	29,942	18,030
Capitalized leases	7,178	2,216
Property and equipment	271,770	248,933
Foreign	5,271	3,996

Total gross deferred liabilities	314,161	273,175

Net deferred tax liability	$294,081	$174,288

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The reduction in the deferred tax valuation allowance in 2005 related to management’s belief that it was more likely than not that alternative minimum tax credit carryforwards would be realized based on projected future taxable income.

(7)	Commitments and Contingencies

At December 31, 2006, the Company had total available irrevocable letters of credit facilities of $148.6 million, of which $106.2 million were outstanding. Such irrevocable commercial and standby letters of credit facilities support various agreements, leases, and insurance policies. The total outstanding letters of credit include amounts with various suppliers that guarantee payment of rental equipment purchases upon reaching the specified payment date (normally 180 day terms).

RSC Holdings may be required to issue contingent earn-out notes to the Group of up to $400.0 million pursuant to the Recapitalization Agreement if RSC achieves cumulative adjusted EBITDA (as defined in the Recapitalization Agreement) targets for the years ended December 31, 2006-2007 (cumulatively) and 2008. The issuance of the notes would be recorded as an adjustment to accumulated deficit.

The Company is subject to various laws and related regulations governing environmental matters. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as investigation of property damage. The Company incurs ongoing expenses and records applicable accruals associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company believes that such removal and remediation will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

(8)	Leases

Included in property and equipment in the consolidated balance sheets are the following assets held under capital leases at:

	December 31,
	2006	2005
	(in 000s)

Leased equipment	$190,076	$162,627
Less accumulated depreciation and amortization	(60,088)	(60,982)

Leased equipment	$129,988	$101,645

Capital lease obligations consist primarily of vehicle leases with periods expiring at various dates through 2014 at variable interest rates. Capital lease obligations amounted to $128.7 million and $98.8 million at December 31, 2006, and 2005, respectively.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company also rents equipment, real estate and certain office equipment under operating leases. Certain real estate leases require the Company to pay maintenance, insurance, taxes and certain other expenses in addition to the stated rentals. Lease expense under operating leases amounted to $36.2 million, $35.0 million, and $34.3 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Future minimum lease payments, by year and in the aggregate, for noncancelable capital and operating leases with initial or remaining terms of one year or more are as follows at:

	December 31,
	Capital	Operating
	Leases	Leases
	(in 000s)

2007	$36,376	$43,547
2008	32,847	36,835
2009	28,421	29,152
2010	21,344	21,558
2011	14,695	13,285
Thereafter	17,357	9,353

Total minimum lease payments	151,040	$153,730

Less amount representing interest (at rates ranging from 3.75% to 7.75)%	(22,352)

Capital lease obligations	$128,688

The Company has a variety of real estate leases that contain rent escalation clauses. The Company records the related rental expense on a straight-line basis over the lease term and records the difference between the amount charged to expense and the rent paid as a deferred rent liability. The balance of the deferred rent liability amounted to $1.0 million and $1.1 million at December 31, 2006 and 2005, respectively.

(9)	Legal and Insurance Matters

The Company is party to legal proceedings and potential claims arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defenses, reserves, and insurance coverage with respect to these matters so that the ultimate resolution will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows. The Company has recorded accrued liabilities of $35.9 million and $27.1 million at December 31, 2006 and 2005, respectively, to cover the uninsured portion of estimated costs arising from these pending claims and other potential unasserted claims. The Company records claim recoveries from third parties when such recoveries are certain of being collected.

(10)	Affiliated Company Transactions

Sales and rentals to affiliated companies of $125,000, $177,000, and $151,000 in 2006, 2005, and 2004, respectively, are included in revenues in the accompanying consolidated statements of income. Rental equipment and other purchases from affiliated companies were $41.2 million, $50.5 million, and $31.5 million in 2006, 2005, and 2004, respectively. Affiliated payables were $15.1 million and $6.4 million at December 31, 2006 and 2005, respectively. Included in

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accounts payables at December 31, 2006 is an $18.0 million payable to the Group related to a working capital adjustment in conjunction with the Recapitalization.

As part of the Recapitalization, the Group assumed certain liabilities of the Company existing on the closing date, including tax liabilities for personal property and real estate. Additionally, the Group agreed to indemnify the Company of any and all liabilities for income taxes which are imposed on the Company for a taxable period prior to the closing date of the Recapitalization. As the legal obligation for any such payments still resides with the Company, on the date of the Recapitalization the Company has a receivable for any recorded liabilities to be paid by the Group. At December 31, 2006, the Company has a receivable of $49.4 million for such amounts, which is recorded within other assets in the consolidated balance sheet.

On the Recapitalization closing date, the Company entered into a monitoring agreement with the Sponsors, pursuant to which the Sponsors will provide the Company with financial, management advisory and other services. The Company will pay the Sponsors an annual aggregate fee of $6.0 million for such services. For the year ended December 31, 2006, the Company recorded $559,000 of management expenses pursuant to this agreement.

(11)	Employee Benefit Plans

The Company currently sponsors a defined contribution 401(k) plan that is subject to the provisions of ERISA. The Company also sponsors a defined contribution pension plan for the benefit of full-time employees of its Canadian subsidiary. Under these plans, the Company matches a percentage of the participants’ contributions up to a specified amount. Company contributions to the plans were $4.7 million, $3.9 million, and $3.7 million for the years ended December 31, 2006, 2005, and 2004, respectively.

The Company sponsors a deferred compensation plan whereby amounts earned and contributed by an employee are invested and held in a Company created “rabbi trust”. Rabbi trusts are employee directed and administered by a third party. As the assets of the trust are available to satisfy the claims of general creditors in the event of Company bankruptcy, under EITF No. 97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested, the amounts held in the trust are accounted for as an investment and a corresponding deferred liability in the accompanying consolidated balance sheets and amounted to $2.0 million and $2.1 million at December 31, 2006 and 2005, respectively.

(12)	Share-Based Compensation Plans

On January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), Share-Based Payment (“SFAS No. 123R”), which replaces SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) and supersedes APB 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the requisite service period (generally the vesting period) in the consolidated financial statements based on their fair values. The Company did not grant any employee stock options prior to the Recapitalization in November 2006. Prior to the Recapitalization, certain employees were eligible to receive share appreciation rights (“SARS”) for ACAB A-shares. SARS do not entitle the holder to acquire shares, but only to receive the difference between the price of ACAB’s A-share at exercise and the price determined at the grant date. As of January 1, 2006, the SARS were substantially vested. The adoption of SFAS No. 123R did not have a material impact on the Company’s results of operations, financial position or cash flows.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Prior to January 1, 2006, the Company accounted for stock-based employee compensation using the intrinsic value method under the recognition and measurement principles of APB 25 as interpreted by FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an interpretation of APB Opinions No. 15 and 25.

Share Appreciation Rights

SARS were offered each year from 2000 to 2003. No SARS have been granted since 2003. SARS were formally granted and issued by ACAB, have a term of 6 years from the grant date and vest at rates of one-third per year at each anniversary of the grant date. Unvested rights expire at termination of employment, while vested rights are exercisable within one month (grant year 2000 and 2001) or three months (grant year 2002 and 2003) after termination of employment (12 months in case of retirement). SARS have been granted free of charge as part of certain compensation packages and are not transferable. The exercise price/grant price is equal to 110% of the average share price during a limited period before the grant date. There are no other performance conditions required to earn the award.

Prior to the Recapitalization, the cash payments to employees upon exercise of the SARS were reimbursed by ACAB and, accordingly, were reflected as capital contributions in the consolidated statements of stockholders’ equity (deficit) and comprehensive income. As part of the terms of the Recapitalization, ACAB agreed to assume the remaining liability of SARS payments and directly pay the employees upon exercise.

At December 31, 2006 there were 114,755 SARS outstanding, as compared to 280,971 and 564,549 SARS outstanding at December 31, 2005 and 2004, respectively. At the time of the Recapitalization a significant number of SARS were exercised. SARS expense for 2006, 2005, and 2004 was $1.7 million, $3.1 million and $1.3 million, respectively. At December 31, 2006, the SARS were fully vested. As a result, the Company does not expect to recognize significant SARS expense (benefit) in future periods.

Stock Option Plan

After the Recapitalization, RSC Holdings adopted a stock-based compensation plan (the “Plan”) under which the Company’s eligible employees and directors receive awards of options to purchase RSC Holdings’ new common stock. The Board of Directors administers the Plan, which was adopted in December 2006. The Plan authorizes grants of non-qualified stock options to eligible employees and directors for up to 154,694 shares of common stock of which 37,266 shares remain available for grant at December 31, 2006. The exercise price for stock options granted under the Plan will be no less than market value on the date of grant. Options granted under the Plan generally vest ratably over a five-year vesting period and have a ten-year contractual term. In addition to the service based options described above, RSC Holdings also grants performance based options with equivalent terms to those described above except that the annual vesting is contingent on the Company achieving certain defined performance targets.

The fair values of option awards are estimated using a Black-Scholes option pricing model that uses the assumptions noted in the following table. Expected volatilities are based on the historical stock price volatility of comparable companies. Expected term, which represents the period of time that options granted are expected to be outstanding, is estimated using expected term data disclosed by comparable companies. Due to the limited number and homogeneous nature of optionees, the expected term was evaluated using a single group,

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

senior management. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve.

The following weighted average assumptions were used during 2006:

Expected volatility	46%
Dividend yield	—
Expected term (in years)	5
Risk-free interest rate	4.54%
Weighted average grant date fair value of options granted	$111.63

The following table summarizes stock option activity for the year ended December 31, 2006:

Weighted-
Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
		Exercise	Term	Intrinsic
Options	Shares	Price	(in Years)	Value

Outstanding January 1, 2006	—
Granted	117,428	$244.25
Exercised	—
Forfeited or expired	—

Outstanding December 31, 2006	117,428	$244.25	9.9	(a	)

Exercisable at December 31, 2006	—			—

(a)	The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the stock option. The fair market value per share of $244.25 determined in the Recapitalization represents the best estimate of fair value at December 31, 2006. Consequently, there is no intrinsic value at December 31, 2006.

No options were exercised during 2006. As of December 31, 2006, the Company had $10.8 million of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Plan that will be recognized on a straight line basis over the requisite service periods. That cost is expected to be recognized over a weighted-average period of 3.6 years. For the year ended December 31, 2006, total stock-based compensation expense was $312,000.

(13)	Business Segment and Geographic Information

The Company manages its operations on a geographic basis. Financial results of geographic regions are aggregated into one reportable segment since their operations have similar economic characteristics. These characteristics include similar products and services, processes for delivering these services, types of customers, and long-term average gross margins.

RSC HOLDINGS III, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company operates in the United States and Canada. Revenues are attributable to countries based on the location of the customers. The information presented below shows geographic information relating to revenues from external customers:

	Year Ended December 31,
	2006	2005	2004
	(in 000s)

Revenues from external customers:
Domestic	$1,586,714	$1,411,517	$1,295,624
Foreign	66,174	49,240	33,099

Total	$1,652,888	$1,460,757	$1,328,723

The information presented below shows geographic information relating to rental equipment and property and equipment at:

	December 31,
	2006	2005
	(in 000s)

Rental equipment, net
Domestic	$1,670,181	$1,367,382
Foreign	68,489	53,163

Total	$1,738,670	$1,420,545

Property and equipment, net
Domestic	$163,049	$127,709
Foreign	7,143	3,781

Total	$170,192	$131,490

(14)	Subsequent Event

On February 13, 2007 RSC Holdings filed a Registration Statement on Form S-1 with the Securities and Exchange Commission (“SEC”) in connection with the proposed initial public offering (the “Offering”) of its common stock. The Form S-1 was declared effective by the SEC on May 22, 2007, resulting in the shares being listed on the New York Stock Exchange beginning May 23, 2007. Proceeds relating to the Offering closed on May 29, 2007.

RSC EQUIPMENT RENTAL, INC.

RSC HOLDINGS III, LLC

Offer to Exchange

$620,000,000 Outstanding 9 1/2% Senior Notes due 2014
for $620,000,000 Registered 9 1/2% Senior Notes due 2014

PROSPECTUS

July 30, 2007

DEALER PROSPECTUS DELIVERY OBLIGATION

Until the date that is 90 days after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.